As filed with the Securities and Exchange Commission on March 23, 2010

Registration No. 333-163252

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 7

TO

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Calix, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	3661	68-0438710
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1035 N. McDowell Boulevard

Petaluma, CA 94954

(707) 766-3000

(Address, including zip code and telephone number, of Registrant’s principal executive offices)

Carl Russo

President and Chief Executive Officer

1035 N. McDowell Boulevard

Petaluma, CA 94954

(707) 766-3000

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Patrick A. Pohlen, Esq. Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025 (650) 328-4600	Mark P. Tanoury, Esq. John T. McKenna, Esq. Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306 (650) 843-5000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated March 23, 2010

6,328,932 Shares

Common Stock

This is an initial public offering of shares of common stock of Calix, Inc.

Calix is offering 4,166,666 shares of common stock to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional 2,162,266 shares. Calix will not receive any of the proceeds from the sale of the shares by the selling stockholders.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price will be between $11.00 and $13.00. We have applied to have our common stock approved for listing on the New York Stock Exchange under the symbol “CALX.”

See “Risk Factors” on page 8 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Calix	$	$
Proceeds, before expenses, to the selling stockholders	$	$

To the extent that the underwriters sell more than 6,328,932 shares of common stock, the underwriters have the option to purchase up to an additional 949,339 shares from us at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2010.

Goldman, Sachs & Co.	Morgan Stanley

Jefferies & Company	UBS Investment Bank

Prospectus dated                     , 2010.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. You should read the following summary together with the more detailed information appearing in this prospectus, including our financial statements and related notes, and the risk factors beginning on page 8 before deciding whether to purchase shares of our common stock. Unless the context otherwise requires, we use the terms “Calix,” “company,” “we,” “us” and “our” in this prospectus to refer to Calix, Inc. and, where appropriate, our subsidiaries.

Calix, Inc.

Our Company

We are a leading provider in North America of broadband communications access systems and software for copper- and fiber- based network architectures that enable communications service providers, or CSPs, to connect to their residential and business subscribers. We enable CSPs to provide a wide range of revenue-generating services, from basic voice and data to advanced broadband services, over legacy and next-generation access networks. In addition, our solutions are designed to minimize the capital and operational costs of CSP networks. We focus solely on CSP access networks, the portion of the network which governs available bandwidth and determines the range and quality of services that can be offered to subscribers. We develop and sell carrier-class hardware and software products, which we refer to as our Unified Access Infrastructure portfolio, that are designed to enhance and transform CSP access networks to meet the changing demands of subscribers rapidly and cost-effectively.

Our Unified Access Infrastructure portfolio consists of our two core platforms, our C-Series multiservice, multiprotocol access platform and our E-Series Ethernet service access platforms, along with our complementary P-Series optical network terminals, or ONTs, and our Calix Management System, or CMS, network management software. Our broad and comprehensive portfolio serves the CSP network from the central office to the subscriber premises and enables CSPs to deliver both basic voice and data and advanced broadband services over legacy and next-generation access networks. Our Unified Access Infrastructure portfolio allows CSPs to evolve their networks and service delivery capabilities at a pace that balances their financial, competitive and technology needs.

We market our access systems and software to CSPs in North America, the Caribbean and Latin America through our direct sales force. As of December 31, 2009, we have shipped over six million ports of our Unified Access Infrastructure portfolio to more than 500 North American and international customers, whose networks serve over 32 million subscriber lines in total. Our customers include 13 of the 20 largest U.S. Incumbent Local Exchange Carriers. Our revenue increased from $133.5 million for 2005 to $232.9 million for 2009. Since our inception we have incurred significant losses, and as of December 31, 2009, we had an accumulated deficit of $392.2 million. Our net loss was $24.9 million, $12.9 million and $22.4 million for 2007, 2008 and 2009, respectively.

Industry Background

CSPs compete in a rapidly changing market to deliver a range of voice, data and video services to their residential and business subscribers. CSPs include wireline and wireless service providers, cable multiple system operators and municipalities. The rise in Internet-enabled communications has created an environment in which CSPs are competing to deliver voice, data and video offerings to their subscribers across fixed and mobile networks. CSPs are also broadening their offerings of bandwidth-intensive advanced broadband services, while maintaining support for their widely utilized basic voice and data services. CSPs are being driven to evolve their access networks to enable cost-effective delivery of a broad range of services demanded by their subscribers. We believe CSPs will increasingly deploy new fiber-based network infrastructure while continuing to support basic voice and data services over legacy networks, thereby preparing networks for continued bandwidth growth, the introduction of new services and more cost-effective operations.

The Calix Solution

Our Unified Access Infrastructure portfolio enables CSPs to quickly meet subscriber demands for both basic voice and data as well as advanced broadband services, while providing CSPs with the flexibility to optimize and transform their networks at a pace that balances their financial, competitive and technology needs. Our multiservice approach allows CSPs to utilize their legacy access networks during the course of their equipment upgrade and network migration, saving them time and money in delivering both basic voice and data and advanced broadband services. We believe that our Unified Access Infrastructure portfolio of network and premises-based solutions provides the following benefits to CSPs:

•

Single Unified Access Network for Basic and Advanced Services — Our Unified Access Infrastructure portfolio allows for a broad range of subscriber services to be provisioned and delivered over a single unified network.

•

High Capacity and Operational Efficiency — Our Unified Access Infrastructure portfolio is high capacity, designed and optimized for copper- and fiber-based network architectures and delivers operational efficiencies to CSPs.

•

Highly Flexible Technology Solutions — Our Unified Access Infrastructure portfolio supports multiple protocols, different form factors and modular options optimized for a variety of installation locations and environments and multiple services delivered over copper- and fiber-based network architectures.

•

Seamless Transition to Advanced Services — Our Unified Access Infrastructure portfolio enables CSPs to transition the delivery of basic voice and data services to advanced broadband services, such as high-speed Internet, Internet protocol television, mobile broadband, high-definition video and online gaming.

•

Highly Reliable and Purpose-Built Solutions for Demands of Access — Our Unified Access Infrastructure portfolio is carrier-class, designed for high availability and purpose-built for the demands of the access network.

•

Compelling Customer Value Proposition — Our Unified Access Infrastructure portfolio provides CSPs with the flexibility to upgrade their networks over time, reduce operational costs and maximize returns on their capital expenditures.

Our Strategy

Our objective is to leverage our Unified Access Infrastructure portfolio to become the leading supplier of access systems and software that enable CSPs to transform their networks and business models to meet the changing demands of their subscribers. The principal elements of our strategy are:

•

Continue Our Sole Focus on Access Systems and Software — We intend to continue to focus on the access market, which we believe will enable us to continue to deliver compelling, timely and innovative access solutions to CSPs.

•

Continue to Enable our Customers to Transform Their Networks and Business Models — We intend to continue to provide a portfolio that enables CSPs to transform their networks and business models to introduce new revenue-generating services demanded by their subscribers.

•

Continue to Engage Directly with Customers — We intend to continue to operate a differentiated, direct customer engagement model that allows us to align our product development efforts closely to our customers’ changing needs.

•

Leverage our Growing Customer Footprint — We have shipped over six million ports of our portfolio to more than 500 customers. We intend to leverage this growing footprint to sell additional components of our Unified Access Infrastructure portfolio to existing customers.

•

Expand Deliberately into New Markets and Applications — We will continue our disciplined approach of targeting new markets and applications in which we believe our products will rapidly gain customer adoption.

•

Pursue Strategic Relationships, Alliances and Acquisitions — We intend to continue to pursue strategic technology and distribution relationships, alliances and acquisitions that align us with CSPs’ strategic direction to increase revenue-generating services while reducing the cost to deploy and operate their access networks.

Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary, that primarily represent challenges we face in connection with the successful implementation of our strategy and the growth of our business. We compete in rapidly evolving markets and have a limited operating history, which make it difficult to predict our future operating results. We have also had a history of losses and negative cash flow from operations. In addition, we expect a number of factors to cause our operating results to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance. Such factors include the capital spending patterns of CSPs, competition, our ability to develop new products or enhancements that support technological advances and meet changing CSP requirements, and our ability to achieve market acceptance of our products.

Corporate Information

We were founded in August 1999. In December 2001, we shipped our first C-Series multiservice, multiprotocol access platform, developed to support delivery of voice, data and video services over copper- and fiber-based network architectures. In February 2006, we acquired Optical Solutions, Inc. We began shipping our ONTs and our E-Series Ethernet service access platforms, developed to deliver advanced Internet protocol-based services, in 2006 and 2007, respectively. Our principal executive offices are located at 1035 N. McDowell Boulevard, Petaluma, California 94954, and our telephone number is (707) 766-3000. As of December 31, 2009, we had 407 employees. Our website address is www.calix.com. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus. Calix®, the Calix logo design, C7®, E5™, E7™ and other trademarks or service marks of Calix appearing in this prospectus are the property of Calix. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of the respective holders.

The Offering

Common stock offered by Calix	4,166,666 shares (or 5,116,005 shares if the underwriters exercise their option to purchase additional shares in full)

Common stock offered by the selling stockholders	2,162,266 shares

Common stock to be outstanding after this offering	36,297,532 shares (or 37,246,871 shares if the underwriters exercise their option to purchase additional shares in full)

Use of proceeds	We expect the net proceeds to us from this offering to be approximately $42.3 million (or $52.9 million if the underwriters exercise their option to purchase additional shares in full) based on an assumed initial public offering price of $12.00 per share and after deducting an assumed underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to fund research and development, sales and marketing and general and administrative expenses. We intend to use a portion of the remaining net proceeds from this offering for general corporate purposes, including financing our growth, funding capital expenditures and working capital investments. We may also use a portion of the remaining net proceeds from this offering to repay our existing credit facility or acquire complementary businesses, products or technologies. However, we do not have agreements or commitments for any specific repayments or acquisitions at this time. We will not receive any proceeds from the shares sold by the selling stockholders. See the section titled “Use of Proceeds.”

Risk factors	See the section titled “Risk Factors” beginning on page 8 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed New York Stock Exchange symbol	CALX

The number of shares of our common stock that will be outstanding after this offering is based on the number of shares outstanding at December 31, 2009, and excludes:

•

an aggregate of 677,629 shares of common stock issuable upon the exercise of outstanding options granted pursuant to our 1997 Long-Term Incentive and Stock Option Plan, 2000 Stock Plan and 2002 Stock Plan with a weighted average exercise price of $6.15 per share;

•	an aggregate of 4,536,721 outstanding restricted stock units granted pursuant to our 2002 Stock Plan;

•	an aggregate of 734,680 additional shares of common stock reserved for future issuance under our 2002 Stock Plan; provided, however, that following the completion of this offering, no additional grants will be awarded under our 2002 Stock Plan and such shares will become available for issuance under our 2010 Equity Incentive Award Plan, which shall be effective upon the completion of this offering;

•

5,666,666 additional shares of common stock reserved for future issuance under our 2010 Equity Incentive Award Plan and our Employee Stock Purchase Plan, which shall be effective upon the completion of this offering;

•	69,550 shares of common stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $14.34 per share; and

•

54,429 shares of Series I convertible preferred stock issued or declared as dividends following December 31, 2009 (all of which will have been issued prior to the completion of this offering), which are convertible into 69,100 shares of our common stock effective upon the completion of this offering.

Unless otherwise indicated, all information in this prospectus reflects or assumes:

•	a 2-for-3 reverse stock split of our common stock and convertible preferred stock effected on March 23, 2010;

•	the change of our name from Calix Networks, Inc. to Calix, Inc. effected on March 23, 2010;

•	the filing of our amended and restated certificate of incorporation immediately prior to the completion of this offering;

•	the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 28,043,597 shares of common stock immediately prior to the completion of this offering; and

•	no exercise of the underwriters’ option to purchase an additional 949,339 shares of common stock from us.

Summary Financial Data

The following tables summarize our financial data. We have derived the statements of operations data for the years ended December 31, 2007, 2008 and 2009 from our audited financial statements appearing elsewhere in this prospectus. Our historical results are not indicative of the results that should be expected in the future. You should read this summary financial data in conjunction with the sections titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes, all included elsewhere in this prospectus.

	Years Ended December 31,
	2007	2008	2009
	(In thousands, except per share data)
Statements of Operations Data:
Revenue	$193,819	$250,463	$232,947
Cost of revenue:
Products and services(1)	128,025	165,925	150,863
Amortization of existing technologies	5,440	5,440	5,440

Total cost of revenue	133,465	171,365	156,303

Gross profit	60,354	79,098	76,644

Operating expenses:
Research and development(1)	44,439	44,348	46,132
Sales and marketing(1)	28,439	31,627	33,486
General and administrative(1)	12,103	15,253	15,613
Amortization of intangible assets	740	740	740

Total operating expenses	85,721	91,968	95,971

Loss from operations	(25,367)	(12,870)	(19,327)
Other income (expense), net	530	(130)	(3,466)

Net loss before provision (benefit) for income taxes	(24,837)	(13,000)	(22,793)
Provision (benefit) for income taxes	102	(81)	(352)

Net loss	(24,939)	(12,919)	(22,441)
Preferred stock dividends	1,016	4,065	3,747

Net loss attributable to common stockholders	$(25,955)	$(16,984)	$(26,188)

Net loss per common share:
Basic and diluted	$(6.96)	$(4.27)	$(6.48)

Pro forma basic and diluted (unaudited)(2)			$(0.77)

Weighted average number of shares used to compute net loss per share:
Basic and diluted	3,727	3,975	4,040

Pro forma basic and diluted (unaudited)(2)			28,991

(1) Includes stock-based compensation as follows:

Cost of revenue	$379	$619	$581
Research and development	1,852	3,189	2,657
Sales and marketing	1,285	1,998	1,840
General and administrative	2,738	4,134	4,118

	$6,254	$9,940	$9,196

(2)	Pro forma weighted average shares outstanding reflects the conversion of our convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the original dates of issuance.

	As of December 31, 2009
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
		(Unaudited)
	(In thousands)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$68,049	$68,049	$110,338
Working capital	77,999	78,194	120,483
Total assets	241,116	241,116	283,405
Current and long-term loans payable	20,000	20,000	20,000
Preferred stock warrant liabilities	195	–	–
Convertible preferred stock	479,628	–	–
Common stock and additional paid-in capital	52,841	532,664	574,953
Total stockholders’ equity (deficit)	(339,358)	140,465	182,754

(1)	The pro forma balance sheet data reflects the conversion of all outstanding shares of our convertible preferred stock into shares of common stock and the reclassification of our preferred stock warrant liabilities to additional paid-in capital, immediately prior to the completion of this offering.

(2)	The pro forma as adjusted balance sheet data reflect the items described in footnote (1) above, as well as the receipt of estimated net proceeds of $42.3 million from our sale of 4,166,666 shares of common stock that we are offering at an assumed initial public offering price of $12.00 per share, which is the mid-point of the range listed on the cover page of this prospectus, after deducting an assumed underwriting discount and estimated offering expenses payable by us.

(3)	A $1.00 increase or decrease in the assumed initial public offering price of $12.00 per share would increase or decrease pro forma as adjusted cash, cash equivalents and marketable securities, working capital, total assets and total stockholders’ equity (deficit) by $3.9 million, assuming the number of shares offered by us, as shown on the cover of this prospectus, remains the same and after deducting an assumed underwriting discount and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before you invest in our common stock, you should be aware that our business faces numerous financial and market risks, including those described below, as well as general economic and business risks. The following discussion provides information concerning the material risks and uncertainties that we have identified and believe may adversely affect our business, financial condition and results of operations. Before you decide whether to invest in our common stock, you should carefully consider these risks and uncertainties, together with all of the other information included in this prospectus.

Risks Related to Our Business and Industry

Our markets are rapidly changing and we have a limited operating history, which make it difficult to predict our future revenue and plan our expenses appropriately.

We were incorporated in August 1999 and shipped our first product in December 2001. We have a limited operating history and compete in markets characterized by rapid technological change, changing needs of communications service providers, or CSPs, evolving industry standards and frequent introductions of new products and services. We have limited historical data and have had a relatively limited time period in which to implement and evaluate our business strategies as compared to companies with longer operating histories. In addition, we likely will be required to reposition our product and service offerings and introduce new products and services as we encounter rapidly changing CSP requirements and increasing competitive pressures. We may not be successful in doing so in a timely and responsive manner, or at all. As a result, it is difficult to forecast our future revenues and plan our operating expenses appropriately, which also makes it difficult to predict our future operating results.

We have a history of losses and negative cash flow, and we may not be able to generate positive operating income and cash flows in the future.

We have experienced net losses in each year of our existence. For the years ended December 31, 2007, 2008 and 2009, we incurred net losses of $24.9 million, $12.9 million and $22.4 million, respectively. As of December 31, 2009, we had an accumulated deficit of $392.2 million.

We expect to continue to incur significant expenses for research and development, sales and marketing, customer support and general and administrative functions as we expand our operations. Given our rapid growth rate and the intense competitive pressures we face, we may be unable to control our operating costs.

We cannot guarantee that we will achieve profitability in the future. Our revenue growth trends in prior periods may not be sustainable. In addition, we will have to generate and sustain significantly increased revenue, while continuing to control our expenses, in order to achieve and then maintain profitability. We may also incur significant losses in the future for a number of reasons, including the risks discussed in this “Risk Factors” section and factors that we cannot anticipate. If we are unable to generate positive operating income and cash flow from operations, our liquidity, results of operations and financial condition will be adversely affected.

Fluctuations in our quarterly and annual operating results may make it difficult to predict our future performance, which could cause our operating results to fall below investor or analyst expectations, which could adversely affect the trading price of our stock.

A number of factors, many of which are outside of our control, may cause or contribute to significant fluctuations in our quarterly and annual operating results. These fluctuations may make financial planning and forecasting difficult. Comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. If our revenue or operating results fall below the expectations of investors or securities analysts, or below any guidance we may provide to the market, the price of our common stock would likely decline. Moreover, we may experience delays in recognizing revenue under applicable revenue recognition rules, particularly from government-funded contracts, such as those funded by the United States Department of Agriculture’s Rural Utility Service, or RUS. The extent of these delays and their impact on our revenues can fluctuate over a given time period depending on the number and size of purchase orders under these contracts during such time period. In addition, unanticipated decreases in our available liquidity due to fluctuating operating results could limit our growth and delay implementation of our expansion plans.

In addition to the other risk factors listed in this “Risk Factors” section, factors that may contribute to the variability of our operating results include:

•	our ability to predict our revenue and plan our expenses appropriately;

•	the capital spending patterns of CSPs and any decrease or delay in capital spending by CSPs due to economic, regulatory or other reasons;

•	the impact of government-sponsored programs on our customers;

•	intense competition;

•	our ability to develop new products or enhancements that support technological advances and meet changing CSP requirements;

•	our ability to achieve market acceptance of our products and CSPs’ willingness to deploy our new products;

•	the concentration of our customer base;

•	the length and unpredictability of our sales cycles;

•	our focus on CSPs with limited revenue potential;

•	our lack of long-term, committed-volume purchase contracts with our customers;

•	our ability to increase our sales to larger North American as well as international CSPs;

•	our exposure to the credit risks of our customers;

•	fluctuations in our gross margin;

•	the interoperability of our products with CSP networks;

•	our dependence on sole and limited source suppliers;

•	our ability to manage our relationships with our contract manufacturers;

•	our ability to forecast our manufacturing requirements and manage our inventory;

•	our products’ compliance with industry standards;

•	our ability to expand our international operations;

•	our ability to protect our intellectual property and the cost of doing so;

•	the quality of our products, including any undetected hardware errors or bugs in our software;

•	our ability to estimate future warranty obligations due to product failure rates;

•	our ability to obtain necessary third-party technology licenses;

•	any obligation to issue performance bonds to satisfy requirements under RUS contracts;

•	the attraction and retention of qualified employees and key personnel; and

•	our ability to maintain proper and effective internal controls.

Our business is dependent on the capital spending patterns of CSPs, and any decrease or delay in capital spending by CSPs, in response to recent economic conditions or otherwise, would reduce our revenues and harm our business.

Demand for our products depends on the magnitude and timing of capital spending by CSPs as they construct, expand and upgrade their access networks. For the year ended December 31, 2009, CenturyLink, Inc. and its predecessors Embarq Corporation and CenturyTel, Inc., which we refer to together as CenturyLink, purchased a significant amount of our access systems and software as a result of an increase in their deployments. However, we cannot anticipate the level of CenturyLink’s purchases in the future. In addition, the recent economic downturn has contributed to a slowdown in telecommunications industry spending, including in the specific geographies and markets in which we operate. In response to reduced consumer spending, challenging capital markets or declining liquidity trends, capital spending for network infrastructure projects of CSPs could be delayed or cancelled. In addition, capital spending is cyclical in our industry and sporadic among individual CSPs, and can change on short notice. As a result, we may not have visibility into changes in spending behavior until nearly the end of a given quarter. CSP spending on network construction, maintenance, expansion and upgrades is also affected by seasonality in their purchasing cycles, reductions in their budgets and delays in their purchasing cycles.

Many factors affecting our results of operations are beyond our control, particularly in the case of large CSP orders and network infrastructure deployments involving multiple vendors and technologies where the achievement of certain thresholds for acceptance is subject to the readiness and performance of the customer or other providers, and changes in customer requirements or installation plans. Further, CSPs may not pursue infrastructure upgrades that require our access systems and software. Infrastructure improvements may be delayed or prevented by a variety of factors including cost, regulatory obstacles, mergers, lack of consumer demand for advanced communications services and alternative approaches to service delivery. Reductions in capital expenditures by CSPs may slow our rate of revenue growth. As a consequence, our results for a particular quarter may be difficult to predict, and our prior results are not necessarily indicative of results likely in future periods.

Government-sponsored programs could impact the timing and buying patterns of CSPs, which may cause fluctuations in our operating results.

Many of our customers are Independent Operating Companies, or IOCs, which have revenues that are particularly dependent upon interstate and intrastate access charges, and federal and state subsidies. The Federal Communications Commission, or FCC, and some states are considering changes to such payments and subsidies, and these changes could reduce IOC revenues. Furthermore, many IOCs use or expect to use, government-supported loan programs or grants, such as RUS loans and grants and the Broadband Stimulus programs under the American Recovery and Reinvestment Act of 2009, or ARRA, to finance capital spending. Changes to these programs could reduce the ability of IOCs to access capital and reduce our revenue opportunities.

We believe that uncertainties related to Broadband Stimulus programs may be delaying investment decisions by IOCs. In addition, to the extent that our customers do receive grants or loans under these stimulus programs, our customers may be encouraged to accelerate their network development plans and purchase substantial quantities of products, from us or other suppliers, while the programs and funding are in place. Customers may thereafter substantially curtail future purchases of products as ARRA funding winds down or because all purchases have been completed. Award grants under the Broadband Stimulus programs have been and will be issued between December 2009 and September 2010. Funded projects must be two-thirds complete within two years of the award and complete within three years of the award. Therefore, all funds that are awarded are expected to be expended by September 2013. The revenue recognition guidelines related to the sales of our access systems to CSPs who have received Broadband Stimulus funds may create uncertainties around the timing of our revenue, which could harm our financial results. In addition, any decision by CSPs to reduce capital expenditures caused by changes in government regulations and subsidies would have an adverse effect on our operating results and financial condition.

We face intense competition that could reduce our revenue and adversely affect our financial results.

The market for our products is highly competitive, and we expect competition from both established and new companies to increase. Our competitors include companies such as ADTRAN, Inc., Alcatel-Lucent S.A., Enablence Technologies Inc., Huawei Technologies Co., Ltd., LM Ericsson Telephone Company, or Ericsson, Motorola, Inc., Occam Networks, Inc., Tellabs, Inc. and Zhone Technologies, Inc. Our ability to compete successfully depends on a number of factors, including:

•	the successful development of new products;

•	our ability to anticipate CSP and market requirements and changes in technology and industry standards;

•	our ability to differentiate our products from our competitors’ offerings based on performance, cost-effectiveness or other factors;

•	our ability to gain customer acceptance of our products; and

•	our ability to market and sell our products.

The market for broadband access equipment is dominated primarily by large, established vendors. In addition, some of our competitors have merged, made acquisitions or entered into partnerships or other strategic relationships with one another to offer more comprehensive solutions than they individually had offered. Examples include the merger of Alcatel S.A. with Lucent Technologies, Inc. in November 2006, Ericsson’s acquisitions of Redback Networks Inc. in January 2007 and Entrisphere Inc. in February 2007, and Ciena Corporation’s acquisition of World Wide Packets, Inc. in 2008 and the successful bid to acquire Nortel’s Metro Ethernet Networks business announced in November 2009. We expect this trend to continue as companies attempt to strengthen or maintain their market positions in an evolving industry. Many of our current or potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we do and are better positioned to acquire and offer complementary products and services technologies. Many of our competitors have broader product lines and can offer bundled solutions, which may appeal to certain customers. Our competitors may invest additional resources in developing more compelling product offerings. Potential customers may also prefer to purchase from their existing suppliers rather than a new supplier, regardless of product performance or features, because the products that we and our competitors offer require a substantial investment of time and funds to install. In addition, as a result of these transition costs, competition to secure contracts with potential customers is particularly intense. Some of our competitors may offer substantial discounts or rebates to win new customers. If we are forced to reduce prices in order to secure customers, we may be unable to sustain gross margins at desired levels or achieve profitability. Competitive pressures could result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses and failure to increase, or the loss of, market share, any of which could reduce our revenue and adversely affect our financial results.

Product development is costly and if we fail to develop new products or enhancements that meet changing CSP requirements, we could experience lower sales.

Our market is characterized by rapid technological advances, frequent new product introductions, evolving industry standards and unanticipated changes in subscriber requirements. Our future success will depend significantly on our ability to anticipate and adapt to such changes, and to offer, on a timely and cost-effective basis, products and features that meet changing CSP demands and industry standards. We intend to continue making significant investments in developing new products and enhancing the functionality of our existing products.

Developing our products is expensive, complex and involves uncertainties. We may not have sufficient resources to successfully manage lengthy product development cycles. In 2008 and 2009, our research and development expenses were $44.3 million, or 18% of our revenue, and $46.1 million, or 20% of our revenue, respectively. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. These investments may take several years to generate positive returns, if ever. In addition, we may experience design, manufacturing, marketing and other difficulties that could delay or prevent the development, introduction or marketing of new products and enhancements. If we fail to meet our development targets, demand for our products will decline.

In addition, the introduction of new or enhanced products also requires that we manage the transition from older products to these new or enhanced products in order to minimize disruption in customer ordering patterns, fulfill ongoing customer commitments and ensure that adequate supplies of new products are available for delivery to meet anticipated customer demand. If we fail to maintain compatibility with other software or equipment found in our customers’ existing and planned networks, we may face substantially reduced demand for our products, which would reduce our revenue opportunities and market share. Moreover, as customers complete infrastructure deployments, they may require greater levels of service and support than we have provided in the past. We may not be able to provide products, services and support to compete effectively for these market opportunities. If we are unable to anticipate and develop new products or enhancements to our existing products on a timely and cost-effective basis, we could experience lower sales which would harm our business.

Our new products are early in their life cycles and are subject to uncertain market demand. If our customers are unwilling to install our products or deploy new services or we are unable to achieve market acceptance of our new products, our business and financial results will be harmed.

Our new products are early in their life cycles and are subject to uncertain market demand. They also may face obstacles in manufacturing, deployment and competitive response. Potential customers may choose not to invest the additional capital required for initial system deployment. In addition, demand for our products is dependent on the success of our customers in deploying and selling services to their subscribers. Our products support a variety of advanced broadband services, such as high-speed Internet, Internet protocol television, mobile broadband, high-definition video and online gaming, and basic voice and data services. If subscriber demand for such services does not grow as expected or declines, or if our customers are unable or unwilling to deploy and market these services, demand for our products may decrease or fail to grow at rates we anticipate. For example, we launched our E5-400 platform family in the fourth quarter of 2008 and have only recently begun to see significant demand.

Our strategy includes developing products for the access network that incorporate Internet protocol and Ethernet technologies. If these technologies are not widely adopted by CSPs for use in their access networks, demand for our products may decrease or not grow. As a result, we may be unable to sell our products to recoup our expenses related to the development of these products and our results of operations would be harmed. We may also be delayed in recognizing revenue related to our new products and related services and may be required to recognize costs and expenses for such products before we can recognize the related revenue.

Our customer base is concentrated, and there are a limited number of potential customers for our products. The loss of any of our key customers, a decrease in purchases by our key customers or our inability to grow our customer base would adversely impact our revenues.

Historically, a large portion of our sales have been to a limited number of customers. For example, for the year ended December 31, 2009, CenturyLink accounted for 38% of our revenue. In 2008, CenturyLink and one other customer accounted for 25% and 11% of our revenue, respectively. In 2007, CenturyLink and another different customer accounted for 22% and 15% of our revenue, respectively. We anticipate that a large portion of our revenues will continue to depend on sales to a limited number of customers. In addition, some larger customers may demand discounts and rebates or desire to purchase their access systems and software from multiple providers. As a result of these factors, our future revenue opportunities may be limited and our margins could be reduced, and our profitability may be adversely impacted. The loss of, or reduction in, orders from any key customer would significantly reduce our revenues and harm our business.

Furthermore, in recent years, the CSP market has undergone substantial consolidation. Industry consolidation generally has negative implications for equipment suppliers, including a reduction in the number of potential customers, a decrease in aggregate capital spending, and greater pricing leverage on the part of CSPs over equipment suppliers. Continued consolidation of the CSP industry, including among the Incumbent Local Exchange Carrier, or ILEC, and IOC customers, who represent a large part of our business, could make it more difficult for us to grow our customer base, increase sales of our products and maintain adequate gross margins.

Our sales cycles can be long and unpredictable, and our sales efforts require considerable time and expense. As a result, our sales are difficult to predict and may vary substantially from quarter to quarter, which may cause our operating results to fluctuate significantly.

The timing of our revenues is difficult to predict. Our sales efforts often involve educating CSPs about the use and benefits of our products. CSPs typically undertake a significant evaluation process, which frequently involves not only our products but also those of our competitors and results in a lengthy sales cycle. We spend substantial time, effort and money in our sales efforts without any assurance that our efforts will produce any sales. In addition, product purchases are frequently subject to budget constraints, multiple approvals and unplanned administrative, processing and other delays. If sales expected from a specific customer for a particular quarter are not realized in that quarter or at all we may not achieve our revenue forecasts and our business could be harmed.

Our focus on CSPs with relatively small networks limits our revenues from sales to any one customer and makes our future operating results difficult to predict.

We currently focus a large portion of our sales efforts on IOCs, cable multiple system operators and selected international CSPs. In general, our current and potential customers generally operate small networks with limited capital expenditure budgets. Accordingly, we believe the potential revenues from the sale of our products to any one of these customers is limited. As a result, we must identify and sell products to new customers each quarter to continue to increase our sales. In addition, the spending patterns of many of our customers are characterized by small and sporadic purchases. As a consequence, we have limited backlog and will likely continue to have limited visibility into future operating results.

We do not have long-term, committed-volume purchase contracts with our customers, and therefore have no guarantee of future revenue from any customer.

Our sales are made predominantly pursuant to purchase orders, and typically we have not entered into long-term, committed-volume purchase contracts with our customers, including our key customers which account for a material portion of our revenues. As a result, any of our customers may cease to purchase our products at any time. In addition, our customers may attempt to renegotiate the terms of our agreements, including price and quantity. If any of our key customers stop purchasing our access systems and software for any reason, our business and results of operations would be harmed.

Our efforts to increase our sales to larger North American as well as international CSPs may be unsuccessful.

Our sales and marketing efforts have been focused on CSPs in North America. A part of our long-term strategy is to increase sales to larger North American as well as international CSPs. We will be required to devote substantial technical, marketing and sales resources to the pursuit of these CSPs, who have lengthy equipment qualification and sales cycles, without any assurance of generating sales. In particular, sales to these CSPs may require us to upgrade our products to meet more stringent performance criteria, develop new customer-specific features or adapt our product to meet international standards. If we are unable to successfully increase our sales to larger CSPs, our operating results and long-term growth may be negatively impacted.

Our exposure to the credit risks of our customers may make it difficult to collect accounts receivable and could adversely affect our operating results and financial condition.

In the course of our sales to customers, we may encounter difficulty collecting accounts receivable and could be exposed to risks associated with uncollectible accounts receivable. The recent challenging economic conditions have impacted some of our customers’ ability to pay their accounts payable. While we attempt to monitor these situations carefully and attempt to take appropriate measures to collect accounts receivable balances, we have written down accounts receivable and written off doubtful accounts in prior periods and may be unable to avoid accounts receivable write-downs or write-offs of doubtful accounts in the future. Such write-downs or write-offs could negatively affect our operating results for the period in which they occur, and could harm our operating results.

Our gross margin may fluctuate over time and our current level of product gross margins may not be sustainable.

Our current level of product gross margins may not be sustainable and may be adversely affected by numerous factors, including:

•	changes in customer, geographic or product mix, including the mix of configurations within each product group;

•	increased price competition, including the impact of customer discounts and rebates;

•	our ability to reduce and control product costs;

•	loss of cost savings due to changes in component pricing or charges incurred due to inventory holding periods if parts ordering does not correctly anticipate product demand;

•	introduction of new products;

•	changes in shipment volume;

•	changes in distribution channels;

•	increased warranty costs;

•	excess and obsolete inventory and inventory holding charges;

•	expediting costs incurred to meet customer delivery requirements; and

•	liquidated damages relating to customer contractual terms.

Our products must interoperate with many software applications and hardware products found in our customers’ networks. If we are unable to ensure that our products interoperate properly, our business would be harmed.

Our products must interoperate with our customers’ existing and planned networks, which often have varied and complex specifications, utilize multiple protocol standards, software applications and products from multiple vendors and contain multiple generations of products that have been added over time. As a result, we must continually ensure that our products interoperate properly with these existing and planned networks. To meet these requirements, we must undertake development efforts that require substantial capital investment and employee resources. We may not accomplish these development efforts quickly or cost-effectively, if at all. If we fail to maintain compatibility with other software or equipment found in our customers’ existing and planned networks, we may face substantially reduced demand for our products, which would reduce our revenue opportunities and market share.

We have entered into interoperability arrangements with a number of equipment and software vendors for the use or integration of their technology with our products. These arrangements give us access to, and enable interoperability with, various products that we do not otherwise offer. If these relationships fail, we may have to devote substantially more resources to the development of alternative products and processes, and our efforts may not be as effective as the combined solutions under our current arrangements. In some cases, these other vendors are either companies that we compete with directly, or companies that have extensive relationships with our existing and potential customers and may have influence over the purchasing decisions of those customers. Some of our competitors have stronger relationships with some of our existing and potential other vendors and, as a result, our ability to have successful interoperability arrangements with these companies may be harmed. Our failure to establish or maintain key relationships with third-party equipment and software vendors may harm our ability to successfully sell and market our products.

As we do not have manufacturing capabilities, we depend upon a small number of outside contract manufacturers and we do not have supply contracts with these manufacturers. Our operations could be disrupted if we encounter problems with these contract manufacturers.

We do not have internal manufacturing capabilities, and rely upon a small number of contract manufacturers to build our products. In particular, we rely on Flextronics International Ltd. for the manufacture of most of our products. Our reliance on a small number of contract manufacturers makes us vulnerable to possible capacity constraints and reduced control over component availability, delivery schedules, manufacturing yields and costs. We do not have supply contracts with Flextronics or our other manufacturers. Consequently, these manufacturers are not obligated to supply products to us for any specific period, in any specific quantity or at any certain price. In addition, we have limited control over our contract manufacturers’ quality systems and controls, and therefore may not be able to ensure levels of quality manufacture suitable for our customers.

The revenues that Flextronics generates from our orders represent a relatively small percentage of Flextronics’ overall revenues. As a result, fulfilling our orders may not be considered a priority in the event Flextronics is constrained in its ability to fulfill all of its customer obligations in a timely manner. In addition, a substantial part of our manufacturing is done in Flextronics facilities which are located outside of the United States. We believe that the location of these facilities outside of the United States increases supply risk, including the risk of supply interruptions or reductions in manufacturing quality or controls.

If Flextronics or any of our other contract manufacturers were unable or unwilling to continue manufacturing our products in required volumes and at high quality levels, we would have to identify, qualify and select acceptable alternative contract manufacturers. An alternative contract manufacturer may not be available to us when needed or may not be in a position to satisfy our production requirements at commercially reasonable prices and quality. Any significant interruption in manufacturing would require us to reduce our supply of products to our customers, which in turn would reduce our revenues and harm our relationships with our customers.

We depend on sole source and limited source suppliers for key components and products. If we are unable to source these components on a timely basis, we will not be able to deliver our products to our customers.

We depend on sole source and limited source suppliers for key components of our products. For example, certain of our application-specific integrated circuits processors and resistor networks are purchased from sole source suppliers. We may from time to time enter into original equipment manufacturer, or OEM, or original design manufacturer, or ODM, agreements to manufacture and/or design certain products in order to enable us to offer products into key markets on an accelerated basis. For example, a third party assisted in the design of and manufactures our E5-100 platform family. Any of the sole source and limited source suppliers, OEMs and ODMs upon whom we rely could stop producing our components or products, cease operations or be acquired by, or enter into exclusive arrangements with, our competitors. We generally do not have long-term supply agreements with our suppliers, and our purchase volumes are currently too low for us to be considered a priority customer by most of our suppliers. As a result, most of these suppliers could stop selling to us at commercially reasonable prices, or at all. Any such interruption or delay may force us to seek similar components or products from alternative sources, which may not be available. Switching suppliers, OEMs or ODMs may require that we redesign our products to accommodate new components, and may potentially require us to re-qualify our products with our customers, which would be costly and time-consuming. Any interruption in the supply of sole source or limited source components for our products would adversely affect our ability to meet scheduled product deliveries to our customers, could result in lost revenue or higher expenses and would harm our business.

If we fail to forecast our manufacturing requirements accurately and manage our inventory with our contract manufacturers, we could incur additional costs, experience manufacturing delays and lose revenue.

We bear inventory risk under our contract manufacturing arrangements. Lead times for the materials and components that we order through our contract manufacturers vary significantly and depend on numerous factors, including the specific supplier, contract terms and market demand for a component at a given time. Lead times for certain key materials and components incorporated into our products are currently lengthy, requiring us or our contract manufacturers to order materials and components several months in advance of manufacture. If we overestimate our production requirements, our contract manufacturers may purchase excess components and build excess inventory. If our contract manufacturers, at our request, purchase excess components that are unique to our products or build excess products, we could be required to pay for these excess parts or products and recognize related inventory write-down costs. Historically, we have reimbursed our primary contract manufacturer for inventory purchases when our inventory has been rendered obsolete, for example due to manufacturing and engineering change orders resulting from design changes, manufacturing discontinuation of parts by our suppliers, or in cases where inventory levels greatly exceed projected demand. If we experience excess inventory write-downs associated with excess or obsolete inventory, this would have an adverse effect on our gross margins, financial condition and results of operations. We have experienced unanticipated increases in demand from customers which resulted in delayed shipments and variable shipping patterns. If we underestimate our product requirements, our contract manufacturers may have inadequate component inventory, which could interrupt manufacturing of our products and result in delays or cancellation of sales.

If we fail to comply with evolving industry standards, sales of our existing and future products would be adversely affected.

The markets for our products are characterized by a significant number of standards, both domestic and international, which are evolving as new technologies are deployed. Our products must comply with these standards in order to be widely marketable. In some cases, we are compelled to obtain certifications or authorizations before our products can be introduced, marketed or sold. In addition, our ability to expand our international operations and create international market demand for our products may be limited by regulations or standards adopted by other countries that may require us to redesign our existing products or develop new products suitable for sale in those countries. Although we believe our products are currently in compliance with domestic and international standards and regulations in countries in which we currently sell, we may not be able to design our products to comply with evolving standards and regulations in the future. Accordingly, this ongoing evolution of standards may directly affect our ability to market or sell our products. Further, the cost of complying with the evolving standards and regulations, or the failure to obtain timely domestic or foreign regulatory approvals or certification such that we may not be able to sell our products where these standards or regulations apply, would result in lower revenues and lost market share.

We may be unable to successfully expand our international operations. In addition, our international expansion plans, if implemented, will subject us to a variety of risks that may harm our business.

We currently generate almost all of our sales from customers in North America and the Caribbean, and have very limited experience marketing, selling and supporting our products and services outside North America and the Caribbean or managing the administrative aspects of a worldwide operation. While we intend to expand our international operations, we may not be able to create or maintain international market demand for our products. In addition, as we expand our operations internationally, our support organization will face additional challenges including those associated with delivering support, training and documentation in languages other than English. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business, financial condition and results of operations will suffer.

In the course of expanding our international operations and operating overseas, we will be subject to a variety of risks, including:

•	differing regulatory requirements, including tax laws, trade laws, labor regulations, tariffs, export quotas, custom duties or other trade restrictions;

•	greater difficulty supporting and localizing our products;

•	different or unique competitive pressures as a result of, among other things, the presence of local equipment suppliers;

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challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, compensation and benefits and compliance programs;

•	limited or unfavorable intellectual property protection;

•	risk of change in international political or economic conditions; and

•	restrictions on the repatriation of earnings.

We may have difficulty managing our growth, which could limit our ability to increase sales.

We have experienced significant growth in sales and operations in recent years. We expect to continue to expand our research and development, sales, marketing and support activities. Our historical growth has placed, and planned future growth is expected to continue to place, significant demands on our management, as well as our financial and operational resources, to:

•	manage a larger organization;

•	expand our manufacturing and distribution capacity;

•	increase our sales and marketing efforts;

•	broaden our customer support capabilities;

•	implement appropriate operational and financial systems; and

•	maintain effective financial disclosure controls and procedures.

If we cannot grow, or fail to manage our growth effectively, we may not be able to execute our business strategies and our business, financial condition and results of operations would be adversely affected.

We may not be able to protect our intellectual property, which could impair our ability to compete effectively.

We depend on certain proprietary technology for our success and ability to compete. As of December 31, 2009, we held 22 U.S. patents expiring between 2015 and 2026, and had 32 pending U.S. patent applications. Two of the U.S. patents are also covered by granted international patents, one in five countries and the other in three countries. We currently have no pending international patent applications. We rely on intellectual property laws, as well as nondisclosure agreements, licensing arrangements and confidentiality provisions, to establish and protect our proprietary rights. U.S. patent, copyright and trade secret laws afford us only limited protection, and the laws of some foreign countries do not protect proprietary rights to the same extent. Our pending patent applications may not result in issued patents, and our issued patents may not be enforceable. Any infringement of our proprietary rights could result in significant litigation costs. Further, any failure by us to adequately protect our proprietary rights could result in our competitors offering similar products, resulting in the loss of our competitive advantage and decreased sales.

Despite our efforts to protect our proprietary rights, attempts may be made to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. Accordingly, we may be unable to protect our proprietary rights against unauthorized third-party copying or use. Furthermore, policing the unauthorized use of our intellectual property would be difficult for us. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of resources and could harm our business.

On December 28, 2009, we filed a lawsuit against Wi-LAN Inc., or Wi-LAN, of Ontario, Canada, in the federal court in the Northern District of California, seeking declaratory relief that we do not infringe U.S. Patents Nos. 5,956,323 and 6,763,019, allegedly owned by Wi-LAN. We intend to pursue the lawsuit vigorously and, if Wi-LAN asserts a counterclaim for alleged infringement by us of the ‘323 and/or ‘019 patents and seeks monetary and/or injunctive relief, we intend to defend vigorously against such counterclaim. While we believe we have substantial and meritorious defenses to any such counterclaim, neither the outcome of the litigation nor the amount and range of potential damages or exposure associated with the litigation can be assessed with certainty, and we are not currently able to estimate the loss, if any, that may result from this claim. If injunctive relief were sought by Wi-LAN and granted, it could force us to stop or alter certain of our business activities.

We could become subject to litigation regarding intellectual property rights that could harm our business.

We may be subject to intellectual property infringement claims that are costly to defend and could limit our ability to use some technologies in the future. Third parties may assert patent, copyright, trademark or other intellectual property rights to technologies or rights that are important to our business. Such claims may involve patent holding companies or other adverse patent owners who have no relevant product revenue, and therefore our own issued and pending patents may provide little or no deterrence. We have received in the past and expect that in the future we may receive, particularly as a public company, communications from competitors and other companies alleging that we may be infringing their patents, trade secrets or other intellectual property rights and/or offering licenses to such intellectual property or threatening litigation. In addition, we have agreed, and may in the future agree, to indemnify our customers for any expenses or liabilities resulting from claimed infringements of patents, trademarks or copyrights of third parties. Any claims asserting that our products infringe, or may infringe on, the proprietary rights of third parties, with or without merit, could be time-consuming, resulting in costly litigation and diverting the efforts of our engineering teams and management. These claims could also result in product shipment delays or require us to modify our products or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available to us on acceptable terms, if at all.

The quality of our support and services offerings is important to our customers, and if we fail to continue to offer high quality support and services we could lose customers which would harm our business.

Once our products are deployed within our customers’ networks, they depend on our support organization to resolve any issues relating to those products. A high level of support is critical for the successful marketing and sale of our products. If we do not effectively assist our customers in deploying our products, succeed in helping them quickly resolve post-deployment issues or provide effective ongoing support, it could adversely affect our ability to sell our products to existing customers and harm our reputation with potential new customers. As a result, our failure to maintain high quality support and services could result in the loss of customers which would harm our business.

Our products are highly technical and may contain undetected hardware errors or software bugs, which could harm our reputation and adversely affect our business.

Our products are highly technical and, when deployed, are critical to the operation of many networks. Our products have contained and may contain undetected errors, bugs or security vulnerabilities. Some errors in our products may only be discovered after a product has been installed and used by customers, and may in some cases only be detected under certain circumstances or after extended use. Any errors, bugs, defects or security vulnerabilities discovered in our products after commercial release could result in loss of revenues or delay in revenue recognition, loss of customer goodwill and customers and increased service and warranty cost, any of which could adversely affect our business, operating results and financial condition. In addition, we could face claims for product liability, tort or breach of warranty. Our contracts with customers contain provisions relating to warranty disclaimers and liability limitations, which may not be upheld. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention and adversely affect the market’s perception of us and our products. In addition, if our business liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms or at all, our business, operating results and financial condition could be adversely impacted.

Our estimates regarding future warranty obligations may change due to product failure rates, shipment volumes, field service obligations and rework costs incurred in correcting product failures. If our estimates change, the liability for warranty obligations may be increased, impacting future cost of goods sold.

Our products are highly complex, and our product development, manufacturing and integration testing may not be adequate to detect all defects, errors, failures and quality issues. Quality or performance problems for products covered under warranty could adversely impact our reputation and negatively affect our operating results and financial position. The development and production of new products with high complexity often involves problems with software, components and manufacturing methods. If significant warranty obligations arise due to reliability or quality issues arising from defects in software, faulty components or manufacturing methods, our operating results and financial position could be negatively impacted by:

•	cost associated with fixing software or hardware defects;

•	high service and warranty expenses;

•	high inventory obsolescence expense;

•	delays in collecting accounts receivable;

•	payment of liquidated damages for performance failures; and

•	declining sales to existing customers.

Our use of open source software could impose limitations on our ability to commercialize our products.

We incorporate open source software into our products. Although we closely monitor our use of open source software, the terms of many open source software licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to sell our products. In such event, we could be required to make our proprietary software generally available to third parties, including competitors, at no cost, to seek licenses from third parties in order to continue offering our products, to re-engineer our products or to discontinue the sale of our products in the event re-engineering cannot be accomplished on a timely basis or at all, any of which could adversely affect our revenues and operating expenses.

If we are unable to obtain necessary third-party technology licenses, our ability to develop new products or product enhancements may be impaired.

While our current licenses of third-party technology relate to commercially available off-the-shelf technology, we may in the future be required to license additional technology from third parties to develop new products or product enhancements. These third-party licenses may be unavailable to us on commercially reasonable terms, if at all. Our inability to obtain necessary third-party licenses may force us to obtain substitute technology of lower quality or performance standards or at greater cost, any of which could harm the competitiveness of our products and result in lost revenues.

We may pursue acquisitions, which involve a number of risks. If we are unable to address and resolve these risks successfully, such acquisitions could disrupt our business.

In February 2006, we acquired Optical Solutions, Inc. in order to support the expansion of our product and service offerings. While we do not currently have plans to make an acquisition, we may in the future acquire businesses, products or technologies to expand our product offerings and capabilities, customer base and business. We have evaluated, and expect to continue to evaluate, a wide array of potential strategic transactions. We have limited experience making such acquisitions. Any of these transactions could be material to our financial condition and results of operations. The anticipated benefit of acquisitions may never materialize. In addition, the process of integrating acquired businesses, products or technologies may create unforeseen operating difficulties and expenditures. Some of the areas where we may face acquisition-related risks include:

•	diversion of management time and potential business disruptions;

•	expenses, distractions and potential claims resulting from acquisitions, whether or not they are completed;

•	retaining and integrating employees from any businesses we may acquire;

•	issuance of dilutive equity securities or incurrence of debt;

•	integrating various accounting, management, information, human resource and other systems to permit effective management;

•	incurring possible write-offs, impairment charges, contingent liabilities, amortization expense or write-offs of goodwill;

•	difficulties integrating and supporting acquired products or technologies;

•	unexpected capital expenditure requirements;

•	insufficient revenues to offset increased expenses associated with the acquisition;

•	opportunity costs associated with committing capital to such acquisitions; and

•	acquisition-related litigation.

Foreign acquisitions would involve risks in addition to those mentioned above, including those related to integration of operations across different cultures and languages, currency risks and the particular economic, political and regulatory risks associated with specific countries. We may not be able to address these risks successfully, or at all, without incurring significant costs, delays or other operating problems. Our inability to address successfully such risks could disrupt our business.

Our obligation to issue performance bonds to satisfy requirements under RUS contracts may negatively impact our working capital and financial condition.

We are often required to issue performance bonds to satisfy requirements under our RUS contracts. The performance bonds generally cover the full amount of the RUS contract. Upon our performance under the contract and acceptance by the customer, the performance bond is released. The time period between issuing the performance bond and its release can be lengthy. We issue letters of credit under our existing credit facility to support these performance bonds. In the event we do not have sufficient capacity under our credit facility to support these bonds, we will have to issue certificates of deposit, which could materially impact our working capital or limit our ability to satisfy such contract requirements. In the event that we are unable to issue such bonds, we may lose business and customers who purchase under RUS contracts. In addition, if we exhaust our credit facility or working capital reserves in issuing such bonds, we may be required to eliminate or curtail expenditures to mitigate the impact on our working capital or financial condition.

Our use of and reliance upon development resources in China may expose us to unanticipated costs or liabilities.

We outsource a portion of our quality assurance and cost reduction engineering to a dedicated team of engineers based in Nanjing, China. We also outsource a portion of our software development to a team of software engineers based in Shenyang, China. Our reliance upon development resources in China may not enable us to achieve meaningful product cost reductions or greater resource efficiency. Further, our development efforts and other operations in China involve significant risks, including:

•	difficulty hiring and retaining appropriate engineering resources due to intense competition for such resources and resulting wage inflation;

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the knowledge transfer related to our technology and exposure to misappropriation of intellectual property or confidential information, including information that is proprietary to us, our customers and third parties;

•	heightened exposure to changes in the economic, security and political conditions of China;

•	fluctuation in currency exchange rates and tax risks associated with international operations; and

•	development efforts that do not meet our requirements because of language, cultural or other differences associated with international operations, resulting in errors or delays.

Difficulties resulting from the factors above and other risks related to our operations in China could expose us to increased expense, impair our development efforts, harm our competitive position and damage our reputation.

Our customers are subject to government regulation, and changes in current or future laws or regulations that negatively impact our customers could harm our business.

The FCC has jurisdiction over all of our U.S. customers. FCC regulatory policies that create disincentives for investment in access network infrastructure or impact the competitive environment in which our customers operate may harm our business. For example, future FCC regulation affecting providers of broadband Internet access services could impede the penetration of our customers into certain markets or affect the prices they may charge in such markets. Furthermore, many of our customers are subject to FCC rate regulation of interstate telecommunications services, and are recipients of federal universal service fund payments, which are intended to subsidize telecommunications services in areas that are expensive to serve. In addition, many of our customers are subject to state regulation of intrastate telecommunications services, including rates for such services, and may also receive funding from state universal service funds. Changes in rate regulations or universal service funding rules, either at the federal or state level, could adversely affect our customers’ revenues and capital spending plans. In addition, various international regulatory bodies have jurisdiction over certain of our non-U.S. customers. Changes in these domestic and international standards, laws and regulations, or judgments in favor of plaintiffs in lawsuits against CSPs based on changed standards, laws and regulations could adversely affect the development of broadband networks and services. This, in turn, could directly or indirectly adversely impact the communications industry in which our customers operate. To the extent our customers are adversely affected by laws or regulations regarding their business, products or service offerings, our business, financial condition and results of operations would suffer.

We may be subject to governmental export and import controls that could subject us to liability or impair our ability to compete in additional international markets.

Our products may be or become subject to U.S. export controls that will restrict our ability to export them outside of the free-trade zones covered by the North American Free Trade Agreement, Central American Free Trade Agreement and other treaties and laws. Therefore, future international shipments of our products may require export licenses or export license exceptions. In addition, the import laws of other countries may limit our ability to distribute our products, or our customers’ ability to buy and use our products, in those countries. Changes in our products or changes in export and import regulations may create delays in the introduction of our products in international markets, prevent our customers with international operations from deploying our products or, in some cases, prevent the export or import of our products to certain countries altogether. Any change in export or import regulations or related legislation, shift in approach to the enforcement or scope of existing regulations, or change in the countries, persons or technologies targeted by such regulations, could negatively impact our ability to sell our products to existing or potential international customers.

If we lose any of our key personnel, or are unable to attract, train and retain qualified personnel, our ability to manage our business and continue our growth would be negatively impacted.

Our success depends, in large part, on the continued contributions of our key management, engineering, sales and marketing personnel, many of whom are highly skilled and would be difficult to replace. None of our senior management or key technical or sales personnel is bound by a written employment contract to remain with us for a specified period. In addition, we do not currently maintain key man life insurance covering our key personnel. If we lose the services of any key personnel, our business, financial condition and results of operations may suffer.

Competition for skilled personnel, particularly those specializing in engineering and sales, is intense. We cannot be certain that we will be successful in attracting and retaining qualified personnel, or that newly hired personnel will function effectively, both individually and as a group. In particular, we must continue to expand our direct sales force, including hiring additional sales managers, to grow our customer base and increase sales. In addition, if we offer employment to personnel employed by competitors, we may become subject to claims of unfair hiring practices, and incur substantial costs in defending ourselves against these claims, regardless of their merits. If we are unable to effectively recruit, hire and utilize new employees, execution of our business strategy and our ability to react to changing market conditions may be impeded, and our business, financial condition and results of operations may suffer.

Volatility or lack of performance in our stock price may also affect our ability to attract and retain our key personnel. Our executive officers have become, or will soon become, vested in a substantial amount of shares of common stock or stock options. Employees may be more likely to leave us if the shares they own or the shares underlying their vested options have significantly appreciated in value relative to the original purchase prices of the shares or the exercise prices of the options, or if the exercise prices of the options that they hold are significantly above the market price of our common stock. If we are unable to retain our employees, our business, operating results and financial condition will be harmed.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired, which would adversely affect our operating results, our ability to operate our business and our stock price.

Ensuring that we have adequate internal financial and accounting controls and procedures in place to produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. We have in the past discovered, and may in the future discover, areas of our internal financial and accounting controls and procedures that need improvement.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Our management does not expect that our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within our company will have been detected.

We expect that we will be required to comply with Section 404 of the Sarbanes-Oxley Act in connection with our annual report on Form 10-K for the year ending December 31, 2011. We are expending significant resources in developing the necessary documentation and testing procedures required by Section 404. We cannot be certain that the actions we are taking to improve our internal controls over financial reporting will be sufficient, or that we will be able to implement our planned processes and procedures in a timely manner. In addition, if we are unable to produce accurate financial statements on a timely basis, investors could lose confidence in the reliability of our financial statements, which could cause the market price of our common stock to decline and make it more difficult for us to finance our operations and growth.

We will incur significant increased costs as a result of operating as a public company, which may adversely affect our operating results and financial condition.

As a public company, we will incur significant accounting, legal and other expenses that we did not incur as a private company. We will incur costs associated with our public company reporting requirements. We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as rules implemented by the SEC and the New York Stock Exchange. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. Furthermore, these laws and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

New laws and regulations as well as changes to existing laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules adopted by the SEC and the New York Stock Exchange, would likely result in increased costs to us as we respond to their requirements.

Risks Related to This Offering and Ownership of Our Common Stock

Our stock price may be volatile, and you may not be able to resell shares of our common stock at or above the price you paid.

Prior to this offering there has been no public market for shares of our common stock, and an active public market for our shares may not develop or be sustained after this offering. We and the representatives of the underwriters will determine the initial public offering price of our common stock through negotiation. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. In addition, the trading price of our common stock following this offering could be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include those discussed in this “Risk Factors” section of this prospectus and others such as:

•	quarterly variations in our results of operations or those of our competitors;

•	changes in earnings estimates or recommendations by securities analysts;

•	announcements by us or our competitors of new products, significant contracts, commercial relationships, acquisitions or capital commitments;

•	developments with respect to intellectual property rights;

•	our ability to develop and market new and enhanced products on a timely basis;

•	our commencement of, or involvement in, litigation;

•	changes in governmental regulations or in the status of our regulatory approvals; and

•	a slowdown in the communications industry or the general economy.

In recent years, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our directors, executive officers and principal stockholders and their respective affiliates will continue to have substantial influence over us after this offering and could delay or prevent a change in corporate control.

After this offering, our directors, executive officers and holders of more than 5% of our common stock, together with their affiliates, will beneficially own, in the aggregate, approximately 58% of our outstanding common stock, assuming no exercise of the underwriters’ option to purchase additional shares of our common stock in this offering. As a result, these stockholders, acting together, would have significant influence over the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these stockholders, acting together, would have significant influence over the management and affairs of our company. Accordingly, this concentration of ownership might harm the market price of our common stock by:

•	delaying, deferring or preventing a change in corporate control;

•	impeding a merger, consolidation, takeover or other business combination involving us; or

•	discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of us.

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or indicate an intent to sell, substantial amounts of our common stock in the public market after the 180-day contractual lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline significantly and could decline below the initial public offering price. Based on shares outstanding as of December 31, 2009, upon the completion of this offering, we will have outstanding 36,297,532 shares of common stock, assuming no exercise of outstanding options and warrants, and no exercise of the underwriters option to purchase additional shares. Of these shares, 6.4 million shares of common stock, plus any shares sold pursuant to the underwriters’ option to purchase additional shares, will be immediately freely tradable, without restriction, in the public market. Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated may, in their sole discretion, permit our officers, directors, employees and current stockholders to sell shares prior to the expiration of the lock-up agreements.

After the lock-up agreements pertaining to this offering expire and based on shares outstanding as of December 31, 2009, an additional 29.9 million shares will be eligible for sale in the public market. In addition, (i) the 4.5 million shares subject to restricted stock units, (ii) the 0.7 million shares subject to outstanding options under our 1997 Long-Term Incentive and Stock Option Plan, 2000 Stock Plan and 2002 Stock Plan, (iii) the 5.7 million shares reserved for future issuance under our 2010 Equity Incentive Award Plan and our Employee Stock Purchase Plan and (iv) the 0.7 million shares remaining available for issuance under our 2002 Stock Plan, that will become available for issuance under our 2010 Equity Incentive Award Plan, will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the price of our common stock could decline substantially.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The assumed initial public offering price of our common stock is substantially higher than the pro forma net tangible book value per share of our common stock outstanding prior to this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate substantial dilution of $8.96 in net tangible book value per share from the price you paid. In addition, following this offering, purchasers in the offering will have contributed approximately 10% of the total consideration paid by stockholders to us to purchase shares of our common stock. In addition, if the underwriters exercise their option to purchase additional shares, outstanding options and warrants are exercised or restricted stock units vest, you will experience further dilution. For a further description of the dilution that you will experience immediately after this offering, see the section titled “Dilution.”

We have broad discretion to determine how to use the funds raised in this offering, and may use them in ways that may not enhance our operating results or the price of our common stock.

Our management will have broad discretion over the use of proceeds from this offering, and we could spend the proceeds from this offering in ways our stockholders may not agree with or that do not yield a favorable return. We intend to use the net proceeds from this offering for working capital, capital expenditures and other general corporate purposes. We may also use a portion of the net proceeds to repay our credit facility or acquire complementary businesses, products or technologies. We have not allocated the net proceeds from this offering for any specific purposes. If we do not invest or apply the proceeds of this offering in ways that improve our operating results, we may fail to achieve expected financial results, which could cause our stock price to decline.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable and may lead to entrenchment of management.

Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect prior to the completion of this offering will contain provisions that could have the effect of delaying or preventing changes in control or changes in our management without the consent of our board of directors. These provisions will include:

•	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•

the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•

the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•

the requirement that a special meeting of stockholders may be called only by the chairman of the board of directors, the chief executive officer or the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

•

advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

We are also subject to certain anti-takeover provisions under Delaware law. Under Delaware law, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. For a description of our capital stock, see the section titled “Description of Capital Stock.”

We may be unable to raise additional capital to fund our future operations, and any future financings or acquisitions could result in substantial dilution to existing stockholders.

We may need to raise additional capital to fund operations in the future. There is no guarantee that we will be able to raise additional equity or debt funding when or if it is required. The terms of any financing, if available, could be unfavorable to us and our stockholders and could result in substantial dilution to the equity and voting interests of our stockholders. Any failure to obtain financing when and as required could force us to curtail our operations which would harm our business.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We do not currently intend to pay any cash dividends on our common stock for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Additionally, the terms of our credit facility restrict our ability to pay dividends. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, particularly in the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described under the section titled “Risk Factors” and elsewhere in this prospectus, regarding, among other things:

•	our ability to predict our revenue and plan our expenses appropriately;

•	the capital spending patterns of CSPs and any decrease or delay in capital spending by CSPs due to economic, regulatory or other reasons;

•	the impact of government-sponsored programs on our customers;

•	intense competition;

•	our ability to develop new products or enhancements that support technological advances and meet changing CSP requirements;

•	our ability to achieve market acceptance of our products and CSPs’ willingness to deploy our new products;

•	the concentration of our customer base;

•	the length and unpredictability of our sales cycles;

•	our focus on CSPs with limited revenue potential;

•	our lack of long-term, committed-volume purchase contracts with our customers;

•	our ability to increase our sales to larger North American as well as international CSPs;

•	our exposure to the credit risks of our customers;

•	fluctuations in our gross margin;

•	the interoperability of our products with CSP networks;

•	our dependence on sole and limited source suppliers;

•	our ability to manage our relationships with our contract manufacturers;

•	our ability to forecast our manufacturing requirements and manage our inventory;

•	our products’ compliance with industry standards;

•	our ability to expand our international operations;

•	our ability to protect our intellectual property and the cost of doing so;

•	the quality of our products, including any undetected hardware errors or bugs in our software;

•	our ability to estimate future warranty obligations due to product failure rates;

•	our ability to obtain necessary third-party technology licenses;

•	any obligation to issue performance bonds to satisfy requirements under RUS contracts;

•	the attraction and retention of qualified employees and key personnel; and

•	our ability to maintain proper and effective internal controls.

These risks are not exhaustive. Other sections of this prospectus may include additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of the forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

You should rely only on the information contained in this prospectus. Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus, nor sale of common stock, means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy shares of common stock in any circumstances under which the offer or solicitation is unlawful.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement on Form S-1, of which this prospectus is a part, that we have filed with the SEC with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from the offering will be $42.3 million, or $52.9 million if the underwriters exercise their option to purchase an additional 949,339 shares of common stock in full, based on an assumed initial public offering price of $12.00 per share, which is the mid-point of the range listed on the cover page of this prospectus, after deducting an assumed underwriting discount and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock offered by the selling stockholders.

A $1.00 increase or decrease in the assumed initial public offering price of $12.00 per share would increase or decrease the net proceeds to us from this offering by $3.9 million, assuming the number of shares offered by us, as shown on the cover of this prospectus, remains the same, or $4.8 million if the underwriters exercise their option to purchase additional shares in full, and after deducting an assumed underwriting discount and estimated offering expenses payable by us.

We currently expect to use the net proceeds from this offering to fund research and development, sales and marketing activities and general and administrative expenses of approximately $25.0 million and capital expenditures of approximately $7.0 million.

We intend to use a portion of the remaining net proceeds from this offering for general corporate purposes, including financing our growth and working capital investments. We may also use a portion of the remaining net proceeds from this offering to repay our existing credit facility or acquire complementary businesses, products or technologies. However, we do not have agreements or commitments for any specific repayments or acquisitions at this time. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for a description of our loan with Silicon Valley Bank which we may choose to repay with the net proceeds of this offering.

The amount and timing of what we actually spend for these purposes may vary significantly and will depend on a number of factors, including our future revenues and cash generated by operations and the other factors described under the caption “Risk Factors.” We may find it necessary or advisable to use portions of the proceeds for other purposes.

Pending any use, as described above, we plan to invest the net proceeds in a variety of capital preservation instruments, including short- and long-term interest-bearing obligations, direct or guaranteed obligations of the U.S. government, certificates of deposit and money market funds.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain all of our future earnings for use in the expansion and operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws and compliance with certain covenants under our credit facility, which restrict our ability to pay dividends, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table presents our cash, cash equivalents and marketable securities and capitalization as of December 31, 2009:

•	on an actual basis;

•

on a pro forma basis after giving effect to the conversion of all outstanding shares of our convertible preferred stock into shares of common stock and the reclassification of our preferred stock warrant liabilities to additional paid-in capital, each immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis to reflect, in addition, the receipt of estimated net proceeds of $42.3 million from our sale of 4,166,666 shares of common stock that we are offering at an assumed initial public offering price of $12.00 per share, which is the mid-point of the range listed on the cover page of this prospectus, after deducting an assumed underwriting discount and estimated offering expenses payable by us.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2009
	Actual	Pro Forma	Pro Forma As Adjusted(1)
		(Unaudited)
	(In thousands, except per share data)
Cash, cash equivalents and marketable securities	$68,049	$68,049	$110,338

Current and long-term loans payable	$20,000	$20,000	$20,000
Preferred stock warrant liabilities	195	–	–
Convertible preferred stock, $0.025 par value: 38,760 shares authorized and 22,492 shares issued and outstanding, actual; no shares authorized and no shares issued and outstanding, pro forma; no shares authorized and no shares issued and outstanding, pro forma as adjusted	479,628	–	–
Stockholders’ equity (deficit):
Preferred stock, $0.025 par value; no shares authorized and no shares issued and outstanding, actual; no shares authorized and no shares issued and outstanding, pro forma; 5,000 shares authorized and no shares issued and outstanding, pro forma as adjusted	–	–	–
Common stock, $0.025 par value; 62,975 shares authorized and 4,087 shares issued and outstanding, actual; 62,975 shares authorized and 32,131 shares issued and outstanding, pro forma; 100,000 shares authorized and 36,298 shares issued and outstanding, pro forma as adjusted	102	803	907
Additional paid-in capital	52,739	531,861	574,046
Other comprehensive loss	(17)	(17)	(17)
Accumulated deficit	(392,182)	(392,182)	(392,182)

Total stockholders’ equity (deficit)	(339,358)	140,465	182,754

Total capitalization	$160,465	$160,465	$202,754

(1)	A $1.00 increase or decrease in the assumed initial public offering price of $12.00 per share would increase or decrease the amount of additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by $3.9 million, assuming the number of shares offered by us, as shown on the cover of this prospectus, remains the same and after deducting an assumed underwriting discount and estimated offering expenses payable by us.

This table excludes as of December 31, 2009, the following shares:

•

an aggregate of 677,629 shares of common stock issuable upon the exercise of outstanding options granted pursuant to our 1997 Long-Term Incentive and Stock Option Plan, 2000 Stock Plan and 2002 Stock Plan with a weighted average exercise price of $6.15 per share;

•	an aggregate of 4,536,721 outstanding restricted stock units granted pursuant to our 2002 Stock Plan;

•

an aggregate of 734,680 additional shares of common stock reserved for future issuance under our 2002 Stock Plan; provided, however, that following the completion of this offering, no additional grants will be awarded under our 2002 Stock Plan and such shares will become available for issuance under our 2010 Equity Incentive Award Plan, which shall be effective upon the completion of this offering;

•

5,666,666 additional shares of common stock reserved for future issuance under our 2010 Equity Incentive Award Plan and our Employee Stock Purchase Plan, which shall be effective upon the completion of this offering;

•	69,550 shares of common stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $14.34 per share; and

•

54,429 shares of Series I convertible preferred stock issued or declared as dividends following December 31, 2009 (all of which will have been issued prior to the completion of this offering), which are convertible into 69,100 shares of our common stock effective upon the completion of this offering.

DILUTION

Our pro forma net tangible book value as of December 31, 2009 was $68.2 million, or $2.12 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by 32,130,866 shares of common stock outstanding after giving effect to a 2-for-3 reverse stock split of our common stock and convertible preferred stock and the automatic conversion of all outstanding shares of convertible preferred stock into shares of common stock immediately prior to the completion of this offering.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to our sale of shares of common stock in this offering at an assumed initial public offering price of $12.00 per share, the mid-point of the range listed on the cover page of this prospectus, and after deducting an assumed underwriting discount and estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 2009 would have been, $110.5 million, or $3.04 per share. This represents an immediate increase in net tangible book value of $0.92 per share to existing stockholders and an immediate dilution in net tangible book value of $8.96 per share to investors purchasing common stock in this offering, as illustrated in the following table:

Assumed initial public offering price per share		$12.00
Pro forma net tangible book value per share as of December 31, 2009, before giving effect to this offering	$2.12
Increase in pro forma net tangible book value per share attributed to new investors purchasing shares in this offering	0.92

Pro forma as adjusted net tangible book value per share after giving effect to this offering		3.04

Dilution per share to new investors in this offering		$8.96

A $1.00 increase or decrease in the assumed initial public offering price of $12.00 per share would increase or decrease the pro forma as adjusted net tangible book value per share after giving effect to this offering, by $0.11 per share and the dilution per share to new investors in this offering by $0.89 per share, assuming the number of shares offered by us, as shown on the cover of this prospectus, remains the same and after deducting an assumed underwriting discount and estimated offering expenses payable by us. If the underwriters exercise their option to purchase 949,339 shares of common stock in full, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be $3.25 per share, and the dilution per share to investors in this offering would be $8.75 per share.

The following table summarizes on a pro forma as adjusted basis as of December 31, 2009:

•	the total number of shares of common stock purchased from us by our existing stockholders and by new investors purchasing shares in this offering;

•

the total consideration paid to us by our existing stockholders and by new investors purchasing shares in this offering, assuming an initial public offering price of $12.00 per share (before deducting an assumed underwriting discount and estimated offering expenses payable by us in connection with this offering); and

•	the average price per share paid by existing stockholders and by new investors purchasing shares in this offering.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
	(Dollars and shares in thousands, except per share data and percent)

Existing stockholders	32,131	89%	$474,378	90%	$14.76

New public investors	4,167	11	50,000	10	12.00

Total	36,298	100.0%	$524,378	100.0%

The above discussion and tables are based on 32,130,866 shares of common stock issued and outstanding as of December 31, 2009, and excludes:

•

an aggregate of 677,629 shares of common stock issuable upon the exercise of outstanding options granted pursuant to our 1997 Long-Term Incentive and Stock Option Plan, 2000 Stock Plan and 2002 Stock Plan with a weighted average exercise price of $6.15 per share;

•	an aggregate of 4,536,721 outstanding restricted stock units granted pursuant to our 2002 Stock Plan;

•

an aggregate of 734,680 additional shares of common stock reserved for future issuance under our 2002 Stock Plan; provided, however, that following the completion of this offering, no additional grants will be awarded under our 2002 Stock Plan and such shares will become available for issuance under our 2010 Equity Incentive Award Plan, which shall be effective upon the completion of this offering;

•

5,666,666 additional shares of common stock reserved for future issuance under our 2010 Equity Incentive Award Plan and our Employee Stock Purchase Plan, which shall be effective upon the completion of this offering;

•	69,550 shares of common stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $14.34 per share; and

•

54,429 shares of Series I convertible preferred stock issued or declared as dividends following December 31, 2009 (all of which will have been issued prior to the completion of this offering), which are convertible into 69,100 shares of our common stock effective upon the completion of this offering.

Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to 29,968,600 shares or 83% of the total number of shares of our common stock outstanding after this offering. If the underwriters exercise their option to purchase additional shares in full, the number of shares held by the existing stockholders after this offering would be reduced to 80% of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors would increase to 7,278,271 shares or 20% of the total number of shares of our common stock outstanding after this offering.

SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included in this prospectus. The selected financial data included in this section is not intended to replace the financial statements and related notes in this prospectus.

We derived the statements of operations data for the years ended December 31, 2007, 2008 and 2009 and the balance sheet data as of December 31, 2008 and 2009 from our audited financial statements and related notes, which are included elsewhere in this prospectus. We derived the statements of operations data for the years ended December 31, 2005 and 2006 and the balance sheet data as of December 31, 2005, 2006 and 2007 from our audited financial statements and related notes which are not included in this prospectus. Historical results for any prior period are not necessarily indicative of future results for any period.

	Years Ended December 31,
	2005	2006	2007	2008	2009
	(In thousands, except per share data)
Statements of Operations Data:
Revenue	$133,516	$203,590	$193,819	$250,463	$232,947
Cost of revenue:
Products and services(1)	92,527	138,651	128,025	165,925	150,863
Amortization of existing technologies	–	4,987	5,440	5,440	5,440

Total cost of revenue	92,527	143,638	133,465	171,365	156,303

Gross profit	40,989	59,952	60,354	79,098	76,644
Operating expenses:
Research and development(1)	30,312	43,469	44,439	44,348	46,132
Sales and marketing(1)	20,632	29,852	28,439	31,627	33,486
General and administrative(1)	6,541	8,938	12,103	15,253	15,613
Amortization of acquired intangible assets	–	2,378	740	740	740
In-process research and development	–	9,000	–	–	–

Total operating expenses	57,485	93,637	85,721	91,968	95,971

Loss from operations	(16,496)	(33,685)	(25,367)	(12,870)	(19,327)
Other income (expense), net	1,468	14,331	530	(130)	(3,466)

Net loss before provision (benefit) from income taxes	(15,028)	(19,354)	(24,837)	(13,000)	(22,793)
Provision (benefit) from income taxes	27	105	102	(81)	(352)

Net loss before cumulative effect of change in accounting principle	(15,055)	(19,459)	(24,939)	(12,919)	(22,441)
Cumulative effect of change in accounting principle	(8,278)	–	–	–	–

Net loss	(23,333)	(19,459)	(24,939)	(12,919)	(22,441)
Preferred stock dividends	–	–	1,016	4,065	3,747

Net loss attributable to common stockholders	$(23,333)	$(19,459)	$(25,955)	$(16,984)	$(26,188)

Net loss per common share:
Basic and diluted	$(10.86)	$(6.25)	$(6.96)	$(4.27)	$(6.48)

Pro forma basic and diluted (unaudited)(2)					$(0.77)

Weighted average number of shares used to compute net loss per share:
Basic and diluted	2,149	3,111	3,727	3,975	4,040

Pro forma basic and diluted (unaudited)(2)					28,991

(1) Includes stock-based compensation as follows:

Cost of revenue	$164	$277	$379	$619	$581
Research and development	259	824	1,852	3,189	2,657
Sales and marketing	427	659	1,285	1,998	1,840
General and administrative	1,248	1,053	2,738	4,134	4,118

	$2,098	$2,813	$6,254	$9,940	$9,196

(2)	Pro forma weighted average shares outstanding reflects the conversion of our convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the original dates of issuance.

	As of December 31,					As of December 31, 2009
	2005	2006	2007	2008	2009	Pro forma(1)
						(Unaudited)
Balance Sheet Data:	(In thousands)
Cash, cash equivalents and marketable securities	$11,926	$11,750	$29,645	$23,214	$68,049	$68,049
Working capital (deficit)	(6,268)	(11,637)	15,465	41,403	77,999	78,194
Total assets	54,437	203,530	202,677	189,455	241,116	241,116
Current and long-term loans payable	4,262	23,262	16,512	21,000	20,000	20,000
Preferred stock warrant liabilities	16,023	3,195	1,561	232	195	–
Convertible preferred stock	281,262	379,316	422,337	426,403	479,628	–
Common stock and additional paid-in capital	22,357	26,062	33,307	43,597	52,841	532,664
Total stockholders’ equity (deficit)	(282,990)	(296,993)	(315,676)	(322,397)	(339,358)	140,465

(1)	The pro forma balance sheet data reflect the conversion of all outstanding shares of our convertible preferred stock into shares of common stock and the reclassification of our preferred stock warrant liabilities to additional paid-in capital, immediately prior to the completion of this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the section titled “Risk Factors.”

Overview

We are a leading provider in North America of broadband communications access systems and software for copper- and fiber- based network architectures that enable communications service providers, or CSPs, to connect to their residential and business subscribers. We develop and sell carrier-class hardware and software products, which we refer to as our Unified Access Infrastructure portfolio, that are designed to enhance and transform CSP access networks to meet the changing demands of subscribers rapidly and cost-effectively. Our Unified Access Infrastructure portfolio consists of our two core platforms, our C-Series multiservice, multiprotocol access platform, or C-Series platform, and our E-Series Ethernet service access platforms, or E-Series platforms, along with our complementary P-Series optical network terminals, or ONTs, and our Calix Management System, or CMS, network management software. We also offer installation, training, post-sales software support and extended warranty services. To date, service revenue has comprised an insignificant portion of our revenue.

We were founded in August 1999. In December 2001, we shipped our first C-Series platform, developed to support delivery of voice, data and video services over copper- and fiber-based network architectures. In 2003, we shipped products to our one hundredth customer. In 2006, we acquired Optical Solutions, Inc., or OSI, and integrated the engineering resources and technology acquired in the OSI transaction to develop our current suite of ONTs. We began shipping our ONTs and our E-Series platforms, developed to deliver advanced Internet protocol-based services, in 2006 and 2007, respectively. Our C-Series and E-Series platforms consist of electromechanical equipment such as cabinets and shelves, interchangeable line cards and integrated software that are designed to deliver specific features and functionality. We outsource the manufacturing of our products. Our CMS is server-based network management software that oversees and manages multiple C-Series and E-Series networks.

We have traditionally targeted CSPs which own, build and upgrade their own access networks and which also value strong relationships with their access systems and software suppliers. We market our access systems and software to CSPs in North America, the Caribbean and Latin America through our direct sales force. To date, our customers have included large CSPs in North America, such as CenturyTel, Inc. and Embarq Corporation (which merged to form CenturyLink, Inc., or CenturyLink, as of July 1, 2009), Windstream Corp. and TDS Telecommunications Corporation. In addition, we also target over 1,000 other CSPs in North America, some of which receive government funds in the form of loans, loan guarantees and grants from the U.S. Department of Agriculture’s Rural Utilities Services, or RUS. We also have customers in international markets including the Bahamas, Barbados, Dominican Republic, Jamaica and Trinidad and Tobago. We also target new entrants to the access services market who are building their own access networks, including cable multiple systems operators, or MSOs, and municipalities. As of December 31, 2009, we have shipped over six million ports of our Unified Access Infrastructure portfolio to more than 500 North American and international customers, whose networks serve over 32 million subscriber lines in total. Our customers include 13 of the 20 largest U.S. Incumbent Local Exchange Carriers, or ILECs.

Our revenue has increased from $133.5 million for 2005 to $232.9 million for 2009. Continued revenue growth will depend on our ability to continue to sell our access systems and software to existing customers and to attract new customers, including in particular, those customers in the large CSP and international markets. Since our inception we have incurred significant losses, and as of December 31, 2009, we had an accumulated deficit of $392.2 million. Our net loss was $24.9 million, $12.9 million and $22.4 million for 2007, 2008 and 2009, respectively.

Basis of Presentation

Revenue

We derive our revenue primarily from sales of our hardware products and related software. We generally recognize revenue only after all products in an order have been delivered and accepted, and title has been transferred to the customer. In certain cases, our products are sold along with services, which include installation, training, post-sales software support and/or extended warranty services. To date, service revenue has comprised an insignificant portion of our revenue, and we have not reported service revenue separately from product revenue in our financial statements. As of December 31, 2009, our revenue deferrals related to arrangements that have been partially delivered, RUS contracts that include installation services, special customer arrangements and ratably recognized services totaled $36.5 million. Large orders that are scheduled to ship over multiple reporting periods will be deferred and not recognized until the period of final delivery. Where substantive acceptance provisions are specified in an arrangement or extended return rights exist, revenue is deferred until all acceptance criteria have been met or the extended return rights expire. The timing of deferred revenue recognition may cause significant fluctuations in our revenue and operating results from period to period.

Cost of Revenue

Our cost of revenue is comprised of the following:

•

Products and services revenue — Cost of products revenue includes the inventory costs of our products that have shipped, accrued warranty costs for our standard warranty program, outbound freight costs to deliver products to our customers, overhead from our manufacturing operations cost centers, including stock-based compensation, and other manufacturing related costs associated with manufacturing our products and managing our inventory. We outsource our manufacturing to third-party manufacturers. Inventory costs are estimated using standard costs which reflect the cost of historical direct labor, direct overhead and materials used to build our inventory. Cost of services revenue includes direct installation material costs, direct costs from third-party installers, professional service costs, repair fees charged by our outsourced repair contractors to refurbish product returns under an extended warranty or per incident repair agreement, and other miscellaneous costs to support our services.

•	Amortization of existing technologies — These expenses are the result of our acquisition of OSI.

Gross Profit

Our gross profit and gross margin have been, and will likely be, impacted by several factors, including new product introduction or upgrades to existing products, changes in customer mix, changes in the mix of products demanded and sold, shipment volumes, changes in our product costs, changes in pricing and the extent of customer rebates and incentive programs. We believe our gross margin could increase due to favorable changes in these factors, for example, increases in sales of newly introduced products such as our E7 Ethernet service access platform, which was introduced in the fourth quarter of 2009, upgrades to our existing C7, new introductions of our P-Series ONTs and reductions in the impact of rebate or similar programs. We believe our gross margin could decrease due to unfavorable changes in factors such as increased product costs, pricing decreases due to competitive pressure and an unfavorable customer or product mix. Changes in these factors could have a material impact on our future average selling prices and unit costs. Also, the timing of deferred revenue recognition and related deferred costs can have a material impact on our gross profit and gross margin results. The timing of recognition and the relative size of these arrangements could cause large fluctuations in our gross profit from period to period.

Operating Expenses

Operating expenses consist primarily of research and development, sales and marketing and general and administrative expenses and are recognized as incurred. Personnel-related costs, which include stock- based compensation expense, are the most significant component of each of these expense categories. We expect to continue to hire new employees in order to support our anticipated growth and status as a public company. In any particular period, the timing of additional hires could materially affect our operating expenses, both in absolute dollars and as a percentage of revenue. We anticipate that our operating expenses will increase in absolute dollar amounts but will decline as a percentage of revenue over time.

•

Research and Development — Research and development expenses represent the largest component of our operating expenses and include personnel costs, consulting services, depreciation on lab equipment, costs of prototypes and overhead allocations. We expense research and development costs as incurred. Since the costs of software development that we incur after a product has reached technological feasibility are not material, we have not capitalized any such costs to date. We intend to continue making significant investments in developing new products and enhancing the functionality of our existing products.

•

Sales and Marketing — Sales and marketing expenses consist of personnel costs, employee sales commissions and marketing programs. We expect sales and marketing expenses to increase as we hire additional personnel both in North America and internationally to support our anticipated revenue growth.

•

General and Administrative — General and administrative expenses consist primarily of personnel costs and costs for facilities related to our executive, finance, human resource, information technology and legal organizations and fees for professional services. Professional services consist of outside legal, tax and audit costs. We expect to incur significant additional expenses as a result of operating as a public company, including costs to comply with the Sarbanes-Oxley Act and the rules and regulations applicable to companies listed on the New York Stock Exchange.

•	Amortization of Acquired Intangible Assets — Amortized acquired intangible assets comprise customer contracts and lists and purchase order backlog obtained in the OSI acquisition.

Other Income (Expense), Net

Other income (expense), net primarily includes interest expense on our outstanding loans and interest income on our cash and investment balances. In addition, other income (expense), net includes adjustments to record our convertible preferred stock warrants at fair value.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles, or GAAP. These accounting principles require us to make certain estimates and judgments that can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenue and expenses during the periods presented. Management bases its estimates, assumptions and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. To the extent there are material differences between these estimates and actual results, our financial statements will be affected. Our management evaluates its estimates, assumptions and judgments on an ongoing basis.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

We derive revenue primarily from sales of our hardware products and their related software. Shipping charges billed to customers are included in revenue and the related shipping costs are included in cost of revenue.

We recognize revenue under the applicable accounting guidance, as prescribed in ASC Topic 985, for software revenue recognition. Revenue is recognized when the following basic criteria of revenue recognition have been met: persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is reasonably assured. We use the residual method to recognize revenue when an agreement includes one or more elements to be delivered at a future date and vendor-specific objective evidence, or VSOE, of the fair value of all undelivered elements exists. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. If VSOE of the fair value of one or more undelivered elements does not exist, all revenue is deferred and recognized when delivery of those elements occurs or when fair value can be established. Deferred revenue consists of arrangements that have been partially delivered, RUS contracts that include installation services, special customer arrangements and ratably recognized services.

As noted above, we derive revenue primarily from the sales of our hardware products and related software. In certain cases, our products are sold along with services, which include installation, training, post-sales software support and/or extended warranty services. Installation is typically provided shortly after delivery of the product. Training services include the right to a specified number of training classes purchased by the customer. Post-sales software support consists of our management software, including rights, on a when-and-if available basis, to receive unspecified software product upgrades to either embedded software or our management software, maintenance releases and patches released during the term of the support period and product support, which includes telephone and internet access to technical support personnel. Extended warranty services include the right to warranty coverage beyond the standard warranty period.

Revenue from installation and training services is recognized when the respective services are rendered. Revenue from post-sales software support and extended warranty services is recognized on a straight-line basis over the service contract term. We have established VSOE of the fair value for training, post-sales software support and extended warranty services, which is determined by reference to the price the customer pays when these services are sold separately. We have not established VSOE of the fair value for our products or installation services. Revenue from product sales is recognized upon shipment and title transfer, assuming all other revenue recognition criteria are met. Revenue from products that are sold in combination with installation services is deferred and recognized upon completion of the installation and delivery of all products. Revenue from product sales that are partially shipped is deferred and recognized upon delivery of all products. In certain instances where substantive acceptance provisions are specified in the arrangement or extended return rights exist, revenue is deferred until all acceptance criteria have been met or the extended return rights expire. From time to time, we offer customers sales incentives, which include volume rebates and discounts. These amounts are accrued on a quarterly basis and recorded net of revenue.

Revenue arrangements that provide payment terms that extend beyond our customary payment terms are considered extended payment terms. Payment terms to customers generally range from net 30 to net 90 days. Revenue arrangements with extended payment terms are generally considered not to be fixed or determinable, and we generally do not recognize revenue from these arrangements until the customer payments are received and all other revenue recognition criteria have been met. We assess the ability to collect from customers based primarily on the creditworthiness and past payment history of the customer.

We enter into arrangements with certain of our customers who receive government-supported loans and grants from RUS to finance capital spending. Under the terms of an RUS equipment contract that includes installation services, the customer does not take possession and control and title does not pass until formal acceptance is obtained from the customer. Under this type of arrangement, we do not recognize revenue until we have received formal acceptance from the customer. For RUS arrangements that do not involve installation services, we recognize revenue in accordance with our revenue recognition policy described above.

Stock-Based Compensation

Prior to January 1, 2006, we accounted for employee stock options using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. In addition, we applied the disclosure provisions of Statement of Financial Accounting Standards No. 123, Accounting For Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure.

Effective January 1, 2006, we adopted the applicable accounting guidance under ASC Topic 718 for share-based payment transactions. Under the fair value recognition provisions of this guidance, stock-based awards, including stock options, are recorded at fair value as of the grant date and recognized to expense over the employee’s requisite service period (generally the vesting period), which we have elected to amortize on a straight-line basis. We adopted this guidance using the modified prospective transition method. Under that transition method, compensation expense recognized beginning in 2006 includes compensation expense for all share-based payments granted prior to, but not yet vested as of December 31, 2005, based on the grant-date fair value estimated in accordance with the original provisions of this guidance, and compensation expense for all share-based payments granted after December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of this guidance. Such amounts have been reduced by our estimated forfeitures on all unvested awards. Under the provisions of this guidance, we estimate the fair value of stock options using the Black-Scholes option-pricing model. This model requires various highly judgmental assumptions, including volatility, expected forfeiture rates and expected option life, which have a significant impact on the fair value estimates. We derive our expected volatility based on our peer group of publicly-traded companies in the industry in which we do business. The expected life of an option award is calculated using the “simplified” method provided in the SEC’s Staff Accounting Bulletin 110, and takes into consideration the grant’s contractual life and vesting periods. We apply an estimated forfeiture rate based on an analysis of our actual forfeitures and will continue to evaluate the adequacy of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior and other factors. If any of the assumptions used in the Black-Scholes model change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period.

The fair values of the common stock underlying stock options granted during 2008 and 2009 were estimated by our board of directors, which intended all options granted to be exercisable at a price per share not less than the per share fair market value of our common stock underlying those options on the date of grant. Given the absence of a public trading market, our board of directors considered numerous objective and subjective factors to determine the best estimate of the fair market value of our common stock at each meeting at which stock option grants were approved. These factors included, but were not limited to, the following: contemporaneous valuations of our common stock, the rights and preferences of our convertible preferred stock relative to our common stock, the lack of marketability of our common stock, developments in our business, recent issuances of our convertible preferred stock and the likelihood of achieving a liquidity event, such as an initial public offering, or IPO, or sale of our company, given prevailing market conditions. If we had made different assumptions and estimates, the amount of our recognized and to be recognized stock-based compensation expense could have been materially different. We believe that we have used reasonable methodologies, approaches and assumptions in determining the fair value of our common stock.

During the year ended December 31, 2009, we recorded stock-based compensation of $9.2 million. At December 31, 2009, we had $0.6 million of total unrecognized compensation cost related to unvested stock options, net of estimated forfeitures. This cost is expected to be recognized over a weighted average service period of approximately 3.4 years. To the extent that the actual forfeiture rate is different than what we have anticipated, stock-based compensation related to these awards will be adjusted in future periods.

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value

In valuing our common stock, we determine a business enterprise value of our company by taking a weighted combination of the enterprise values calculated under two valuation approaches, an income approach and a market approach. The income approach estimates the present value of future estimated debt-free cash flows, based upon forecasted revenue and costs. These discounted cash flows are added to the present value of our estimated enterprise terminal value, the multiple of which is derived from comparable company market data. These future cash flows are discounted to their present values using a rate corresponding to our estimated weighted average cost of capital. The discount rate is derived from an analysis of the weighted average cost of capital of our publicly-traded peer group as of the valuation date and is adjusted to reflect the risk inherent in our cash flows. The market approach estimates the fair value of a company by applying to that company the market multiples of comparable publicly-traded companies. We calculate a multiple of key metrics implied by the enterprise values or acquisition values of our publicly-traded peers. Based on the range of these observed multiples, we apply judgment in determining an appropriate multiple to apply to our metrics in order to derive an indication of value.

Once we have determined the fair value of the company, we then allocate that value to each of our classes of stock using a probability weighted scenario analysis. The common stock value is based upon the probability weighted average of two possible future liquidity scenarios: (1) a merger and acquisition scenario, or non-IPO scenario, and (2) a scenario in which an IPO is completed, or an IPO scenario. Under both scenarios, we use an options-based methodology for allocating the estimated aggregate value to each of our securities using the Black-Scholes option-pricing model. In the non-IPO scenario, a large portion of our equity value is allocated to our convertible preferred stock as the aggregate liquidation preference was approximately $512.2 million at December 31, 2009, and certain series of convertible preferred stock participates on a pro-rata basis with the common stock subsequent to the distribution of the liquidation preference to the preferred holders. In the IPO scenario, the equity value is allocated pro rata among the shares of common stock and each series of convertible preferred stock, which causes our common stock to have a higher relative value per share than under the non-IPO scenario.

Common Stock Valuations

Information regarding our stock option grants to our employees and non-employee members of our board of directors since January 1, 2008 is summarized as follows:

Date of Issuance	Number of Options Granted	Price	Value	ASC Topic 718 Black-Scholes Option Fair Value
January 8, 2008	65,621	$17.55	$17.55	$9.59
April 22, 2008	734,847	15.42	15.42	8.57	(1)
July 22, 2008	85,217	15.56	15.56	8.75
October 22, 2008	46,263	15.36	15.36	8.87
January 27, 2009	172,462	6.95	6.95	4.44
July 14, 2009	262,994	5.24	5.24	3.06
October 13, 2009	152,173	6.80	6.80	3.96
January 26, 2010	62,999	9.54	9.54	4.89
February 16, 2010	1,666	9.54	9.54	4.89

(1)	Excludes options exercisable for 2,001,930 shares of our common stock that were repriced in April 2008 to have an exercise price of $15.42 per share, the estimated fair market value of our common stock as of that date. These options had a Black- Scholes option fair values ranging from $1.02 to $22.16. In accordance with ASC Topic 718, we incurred a one-time stock compensation charge of $0.9 million on the incremental value of the vested repriced options. In addition, we recorded an additional incremental value of $2.8 million related to the unvested repriced options, which will be amortized over their remaining vesting period.

A brief narrative of estimated fair value as of the date of each grant and the option exercise price are set forth below:

January 2008.    Through January 2008, CSPs continued to upgrade their networks and purchase our access systems and software. We continued to incur expenses related to new product development and new product introduction such as our gigabit passive optical network, or GPON, ONTs. Overall, our revenue and operating results for the fourth quarter of 2007 and for the year ended December 31, 2007 decreased compared to the corresponding prior periods. On January 8, 2008, our board of directors determined the fair market value of our common stock was $17.55 per share based on a number of factors, including a contemporaneous valuation analysis and the other factors noted above. The contemporaneous valuation analysis as of December 14, 2007 estimated the fair market value of our common stock at $17.55 per share. Our board of directors granted 65,621 options with at an exercise price of $17.55 per share on January 8, 2008.

April 2008.    From January 2008 through April 2008, the U.S. economy slowed and in particular the U.S. housing market declined significantly. U.S. stock markets also declined, causing enterprise values of our publicly-traded peers to decline. While our revenue in the first quarter of 2008 increased from the corresponding period in 2007, our revenue growth in the first quarter and prospects were offset by the declining U.S. economy and stock markets. As a result, the fair market value of our common stock under various IPO and sale scenarios as determined by our board of directors decreased between January 8, 2008 and April 22, 2008. On April 22, 2008, our board of directors determined the fair market value of our common stock was $15.42 per share based on a number of factors, including a contemporaneous valuation analysis and the other factors noted above. The contemporaneous valuation analysis as of March 31, 2008 estimated the fair market value of our common stock at $15.42 per share. Our board of directors granted 734,847 options on April 22, 2008 at an exercise price of $15.42 per share. These option grants included broad-based grants of 466,633 options to current employees and new hire grants of 268,214 options, 200,000 of which was a grant to our new chief financial officer, Ms. Brannon-Ahn, upon her commencement of employment with us.

July 2008.    From April 2008 through July 2008, U.S. financial and stock markets declined further and the economy continued to weaken. The Bear Stearns Companies, Inc. collapsed in March 2008 and was acquired by JP Morgan Chase, N.A. in May 2008. Generally, we believe CSPs slowed the growth of their capital spending. We continued to incur expenses for product development, new product introduction and sales and marketing by introducing our GPON ONTs for the multidwelling unit and small to mid-sized business markets and introducing our Calix E5-400 platform family as well as the E5-120 and E5-121 platforms, and our second quarter of 2008 revenue increased from the corresponding period in 2007. Our second quarter results and near-term prospects offset the slowdown in the economy and lower growth in CSP capital spending, which resulted in a slight increase in the fair market value of our common stock under various IPO and sale scenarios as determined by our board of directors. On July 22, 2008, our board of directors determined the fair market value of our common stock was $15.56 per share based on a number of factors, including a contemporaneous valuation analysis and the other factors noted above. The contemporaneous valuation analysis as of June 30, 2008 estimated the fair market value of our common stock at $15.56 per share. Our board of directors granted 85,217 options at an exercise price of $15.56 per share on July 22, 2008.

October 2008.    From July 2008 through October 2008, the U.S. economy declined further and U.S. financial and stock markets worsened. Lehman Brothers, Inc. collapsed and declared bankruptcy in September 2008. U.S. stock markets declined and capital and credit markets tightened severely. The U.S. slowdown also spread to other regions in the world. We believe most businesses, including CSPs, reduced their capital spending from both the second quarter of 2008 and the third quarter of 2007. During the third quarter of 2008 we continued to incur expenses for product development, new product introduction and sales and marketing by introducing our Extended Reach GPON technology and our 700GX family of ONTs. Our third quarter revenue increased from the corresponding period in 2007. Our third quarter results and near-term prospects were more than offset by the slowdown in the U.S. economy and lower CSP capital spending, which resulted in a slight decrease in the fair market value of our common stock under various IPO and sale scenarios as determined by our board of directors. As a result, the fair market value of our common stock decreased slightly between July 22, 2008 and October 22, 2008. On October 22, 2008, our board of directors determined the fair market value of our common stock was $15.36 per share based on a number of factors, including a contemporaneous valuation analysis and the other factors noted above. The contemporaneous valuation analysis as of September 19, 2008 estimated the fair market value of our common stock at $15.36 per share. Our board of directors granted 46,263 options at an exercise price of $15.36 per share on October 22, 2008.

January 2009.    Between October 2008 and January 2009, U.S. financial and stock markets fell into crisis and the economic downturn deepened in the U.S. and the world. Adverse changes in global financial and stock markets and rapidly deteriorating business conditions in the United States resulted in a freezing of capital and credit conditions, which contributed to a global economic contraction. U.S. stock markets declined significantly during the fourth quarter of 2008. A new presidential administration and government proposals to provide economic stimulus caused further uncertainty. We believe CSPs’ capital spending increased from the third quarter of 2008 but decreased from the fourth quarter of 2007. We believe many CSPs significantly decreased their capital spending in order to conserve cash and significantly reduced their orders for our access systems and software. The enterprise values of many of our publicly-traded peers fell sharply during this period. During the fourth quarter we continued to incur expenses for product development, new product introduction and sales and marketing. Our fourth quarter revenue increased from the corresponding period in 2007; however, our visibility into our projected revenue and cash flows declined and our expectations of growth decreased significantly. These factors more than offset our fourth quarter results and adversely affected our assumptions of the expected type, timing and likelihood of possible liquidity scenarios, which reduced the fair market value of our common stock under various IPO and sale scenarios as determined by our board of directors. As a result, the fair market value of our common stock decreased significantly between October 22, 2008 and January 27, 2009. On January 27, 2009, our board of directors determined the fair market value of our common stock was $6.95 per share based on a number of factors, including a contemporaneous valuation analysis and the other factors noted above. The contemporaneous valuation analysis as of December 22, 2008 estimated the fair market value of our common stock at $6.95 per share. Our board of directors granted 172,462 options at an exercise price of $6.95 per share on January 27, 2009.

July 2009.    Between January 2009 and July 2009, the U.S. economy continued to be weak and access to the capital and debt markets remained challenging. U.S. financial and stock markets continued to decline before beginning their recovery in March 2009. The enterprise values of our publicly-traded peers began to recover during this period. However, we believe CSPs generally reduced their capital spending during the first half of 2009 relative to the second half of 2008 and the first half of 2008 despite the passage of the American Recovery and Reinvestment Act of 2009. We continued to incur expenses for product development, new product introduction and sales and marketing, while orders for our access systems and software declined during the first and second quarters of 2009, and our revenue in the first and second quarters of 2009 declined over the corresponding periods in 2008. As a result, our prospects and estimates of our growth further declined. During this period, we also commenced our Series J convertible preferred stock financing, in which we issued an aggregate of 6.3 million shares of Series J convertible preferred stock at a price per share of $7.9215 for gross proceeds of $50.0 million. The price per share of $7.9215 of our Series J convertible preferred stock reflected a significant decrease from the price per share of $24.84 of our Series I convertible preferred stock sold in June and September 2007. As a result, the fair market value of our common stock decreased between January 27, 2009 and July 14, 2009. On July 14, 2009, our board of directors determined the fair market value of our common stock was $5.24 based on a number of factors, including a contemporaneous valuation analysis, our Series J convertible preferred stock financing and the other factors noted above. The contemporaneous valuation analysis as of June 22, 2009 took into account our Series J convertible preferred stock financing and estimated the fair market value of our common stock at $5.24. Our board of directors granted 262,994 options at an exercise price of $5.24 per share on July 14, 2009.

October 2009.    Between July 2009 and October 2009, the U.S. economy began to stabilize and U.S. stock markets improved. U.S. financial and stock markets continued to improve and the capital and debt markets continued to thaw. As a result, the enterprise values of our publicly-traded peers increased. We believe CSPs’ capital spending generally increased from the prior quarter, though it decreased from the third quarter of 2008. Our prospects and our expectations of growth improved and our outlook regarding the fair market value of our common stock under various IPO and sale scenarios improved. In addition, during the third quarter of 2009, we continued to incur expenses related to product development and new product introduction and sales and marketing and added new ONTs to our Unified Access Infrastructure portfolio. Orders for our access systems and software and our revenue increased during the third quarter of 2009 over the corresponding period in 2008. These factors increased the fair market value of our common stock between July 14, 2009 and October 13, 2009. On October 13, 2009, our board of directors determined the fair market value of our common stock was $6.80 per share based on a number of factors, including a contemporaneous valuation analysis and the other factors noted above. The contemporaneous valuation analysis as of September 20, 2009 estimated the fair market value of our common stock at $6.80 per share. Our board of directors granted 152,173 options at an exercise price of $6.80 per share on October 13, 2009.

January and February 2010.    Between October 2009 and January 2010, the U.S. economy and financial and stock markets continued to recover and the capital and debt markets continued to improve. For example, during the fourth quarter of 2009, the Dow Jones Industrial Average increased 9.7% and the U.S. economy and U.S. Gross Domestic Product is forecasted to have continued to improve. Orders for our access systems and software and our revenue increased during the fourth quarter of 2009 over the corresponding period in 2008. In addition, we believe that CSPs’ capital spending is forecasted to have generally increased during the fourth quarter of 2009 over the prior quarter and the fourth quarter of 2008. Our prospects and our expectations of growth continued to improve and our outlook regarding the fair market value of our common stock under various IPO and sale scenarios improved. In addition, in October 2009 we held our organizational meeting for our IPO attended by the underwriters, underwriters’ counsel, our counsel and our auditors; in November 2009 we filed the registration statement of which this prospectus forms a part; and in December 2009 we filed an amendment to such registration statement. All of these actions signaled that an initial public offering was becoming more likely, which would result in liquidity for the common stock and elimination of the superior rights and preferences of the convertible preferred stock. This positively affected assumptions of the expected type, timing and likelihood of possible liquidity scenarios. In addition, during the fourth quarter of 2009 we introduced our E7 Ethernet service access platform. On January 26, 2010, the compensation committee of our board of directors determined the fair market value of our common stock was $9.54 per share based on a number of factors, including a contemporaneous valuation analysis and the other factors noted above. The contemporaneous valuation analysis as of December 18, 2009 estimated the fair market value of our common stock at $9.54 per share. The compensation committee of our board of directors granted 62,999 options at an exercise price of $9.54 per share on January 26, 2010. On February 16, 2010, the compensation committee of our board of directors determined the fair market value of our common stock continued to be $9.54 per share based on a number of factors, including the contemporaneous valuation analysis and the other factors noted above and the lack of an event since the previous determination of fair market value that would have a material impact on our value. The compensation committee of our board of directors granted 1,666 options at an exercise price of $9.54 per share on February 16, 2010.

We currently estimate that the IPO price will be between $11.00 and $13.00 per share for our common stock, with a midpoint of the estimated range of $12.00 per share. As noted above, our board of directors estimated the fair market value of our common stock during 2008 and 2009. During this period, our board of directors was comprised of a majority of non-employee directors with collective experience in the telecommunications industry. We believe that the composition of our board of directors resulted in a fair and reasonable view of the stock value and, together with the board’s cumulative knowledge of, and experience with, similar companies, resulted in a fair valuation of our common stock. As described above, the fair market values of the common stock underlying stock options granted during 2008 and 2009 were estimated by the board, which intended all options granted to be exercisable at a price per share not less than the per share fair market value of our common stock underlying those options on the date of grant. Given the absence of a public trading market, in accordance with the American Institute of Certified Public Accountants Practice Aid, our board exercised its reasonable judgment in using the “best estimate” method and considered numerous objective and subjective factors to determine the best estimate of the fair market value of our common stock at each meeting at which stock option grants were approved. These factors included, but were not limited to, the following: developments in our business, recent issuances of our convertible preferred stock, the rights and preferences of our convertible preferred stock relative to our common stock, contemporaneous valuations of the our common stock, the lack of marketability of our common stock, and the likelihood of achieving a liquidity event, such as an initial public offering or sale of Calix, given prevailing market conditions. If we had made different assumptions and estimates, the amount of our recognized and to be recognized stock-based compensation expense could have been materially different. We believe that the board used reasonable methodologies, approaches and assumptions in determining the fair market value of our common stock.

Summarized in the table below are the stock options granted to our employees and non-employee members of our board of directors since January 2008, the exercise prices at which they were granted, the estimated fair market values of our common stock used for accounting purposes for the stock option grants made, and the percentage difference between the value determined by our board and the midpoint of the estimated range referenced above:

Date of Issuance	Number of Options Granted	Exercise Price	Value	% Variance to Midpoint of Estimated Price Range
January 8, 2008	65,621	$17.55	$17.55	(31.62)%
April 22, 2008	734,847	15.42	15.42	(22.18)
July 22, 2008	85,217	15.56	15.56	(22.88)
October 22, 2008	46,263	15.36	15.36	(21.88)
January 27, 2009	172,462	6.95	6.95	72.66
July 14, 2009	262,994	5.24	5.24	129.01
October 13, 2009	152,173	6.80	6.80	76.47
January 26, 2010	62,999	9.54	9.54	25.79
February 16, 2010	1,666	9.54	9.54	25.79

Given that the midpoint of the estimated range of $12.00 per share is lower than the estimated fair market values of our common stock of $17.55 per share, $15.42 per share, $15.56 per share and $15.36 per share used for accounting purposes for the stock option grants made on January 8, 2008, April 22, 2008, July 22, 2008 and October 22, 2008, respectively, we have not focused discussion on these particular issuances.

The midpoint of the estimated range of $12.00 per share is greater than the estimated fair market values of our common stock of $6.95 per share, $5.24 per share, $6.80 per share, $9.54 per share and $9.54 per share used for accounting purposes for the stock option grants made on January 27, 2009, July 14, 2009, October 13, 2009, January 26, 2010 and February 16, 2010, respectively. These differences are explained by the factors noted above and below. Between October 2008 and October 2009, adverse changes in global financial and stock markets and deteriorating business conditions in the United States resulted in a freezing of capital and credit conditions, and the U.S. and global economies fell into a deep recession and economic contraction, before the U.S. financial and stock markets began to recover in March 2009 and the U.S. economy began to stabilize in the third quarter of 2009. The U.S. Gross Domestic Product declined during this period, before beginning to recover slightly in the third quarter of 2009. The U.S. unemployment rate increased significantly throughout this period. A new presidential administration and government proposals to provide economic stimulus in 2009 caused further uncertainty. CSPs significantly decreased their capital spending during this period in order to conserve cash and significantly reduced their orders for our access systems and software despite the passage of the American Recovery and Reinvestment Act of 2009, until spending improved in the third quarter of 2009. The enterprise values of many of our publicly-traded peers fell sharply during this period before beginning to recover during the second and third quarters of 2009. We continued to incur expenses for product development, new product introduction and sales and marketing. During this challenging period, our revenues and growth were adversely affected, visibility into our projected revenue and cash flows declined and our expectations of future growth decreased significantly. The factors noted above more than offset any positive financial results and adversely affected our assumptions of the expected type, timing and likelihood of possible liquidity scenarios, and reduced the fair market value of our common stock under various initial public offering and sale scenarios as determined by our board of directors before improving in the third quarter of 2009. As a result, the fair market value of our common stock decreased significantly during this period before recovering in part during the third quarter of 2009.

While the midpoint of the currently estimated range of the initial public offering price of $12.00 per share is greater than the most recent value of common stock of $9.54 per share determined by our board of directors in connection with the grant of stock options, there are several factors noted above and below that explain this difference. Between October 2009 and December 2009, the U.S. economy and financial and stock markets continued to recover and the capital and debt markets continued to improve. For example, between October 2009 and December 2009, the Dow Jones Industrial Average increased 8.6% and the U.S. economy and U.S. Gross Domestic Product is estimated to have continued to improve. In addition, we believe that CSPs’ capital spending generally continued to increase. Our prospects and our expectations of growth continued to improve and our outlook regarding the fair market value of our common stock under various initial public offering and sale scenarios improved. In addition, in October 2009 we held our “organizational meeting” for our initial public offering; in November 2009 we filed the registration statement of which this prospectus is a part; and in December 2009 we filed our first amendment to the registration statement. All of these actions signaled that an initial public offering was becoming more likely, which would result in liquidity for the common stock and elimination of the superior rights and preferences of the preferred stock. This positively affected assumptions of the expected type, timing and likelihood of possible liquidity scenarios. The estimated initial public offering price range necessarily assumes that the initial public offering has occurred, a public market for our common stock has been created and that our preferred stock has converted into common stock in connection with the initial public offering, and therefore excludes any marketability or illiquidity discount for our common stock and excludes the superior rights and preferences of our preferred stock, which were appropriately taken into account in the board’s fair market value determination in February 2010.

Restricted Stock Units

In July 2009, our board of directors approved a proposal to offer current employees and directors the opportunity to exchange eligible stock options for restricted stock units, or RSUs, on a one-for-one basis. Each RSU granted in the option exchange entitled the holder to receive one share of our common stock if and when the RSU vests. The vesting schedule for the RSUs is as follows: 50% of the RSUs will vest on the first day the trading window opens for employees that is more than 180 days following the effective date of an IPO, or the First Vesting Date, and the remaining 50% of the RSUs will vest on the first day the trading window opens for employees that is more than 180 days after the First Vesting Date, in each case, subject to the employee or director’s continuous service to our company through the vesting date. However, any unvested RSUs become immediately vested prior to the closing of a change in control, subject to the employee or director’s continuous service to our company through such date. The offer was made to eligible option holders on August 14, 2009 and expired on September 14, 2009. Only current employees and directors who were providing services to our company as of August 14, 2009 and continued to provide services through September 14, 2009 were eligible to participate. Pursuant to the exchange, we subsequently canceled options for 3.4 million shares of our common stock and issued an equivalent number of RSUs to eligible holders on September 23, 2009. In connection with the RSU grants, the unrecognized compensation expense of $16.8 million related to the exchanged options will be expensed over the remaining period of the original vesting period. The incremental cost of $14.8 million due to the exchange will be deferred until a liquidation event and be recognized in accordance with the vesting period described above. On December 23, 2009, we granted 1.1 million RSUs to our chief executive officer. These RSUs vest in equal installments on each of the first four anniversaries of the date of the grant, and vesting is contingent upon the completion of this offering. The unrecognized compensation cost related to this grant of $10.6 million will be deferred until the completion of this offering and recognized in accordance with the vesting period described above.

Inventory Valuation

Inventory consisting of finished goods purchased from a contract manufacturer is stated at the lower of cost, determined by the first-in, first-out method, or market value. We regularly monitor inventory quantities on-hand and record write-downs for excess and obsolete inventories based on our estimate of demand for our products, potential obsolescence of technology, product life cycles and whether pricing trends or forecasts indicate that the carrying value of inventory exceeds our estimated selling price. These factors are impacted by market and economic conditions, technology changes and new product introductions and require estimates that may include elements that are uncertain. Actual demand may differ from forecasted demand and may have a material effect on gross margins. If inventory is written down, a new cost basis will be established that cannot be increased in future periods. The sale of previously reserved inventory has not had a material impact on our gross margins.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability or unwillingness of our customers to make required payments. We record a specific allowance based on an analysis of individual past-due balances. Additionally, based on historical write-offs and our collections experience, we record an additional allowance based on a percentage of outstanding receivables. We perform credit evaluations of our customers’ financial condition. These evaluations require significant judgment and are based on a variety of factors including, but not limited to, current economic trends, payment history and a financial review of the customer.

Changes in Valuation of Preferred Stock Warrants

On July 1, 2005, we adopted the applicable guidance as it relates to freestanding warrants and other similar instruments on shares that are redeemable. This guidance requires us to classify our outstanding preferred stock warrants as liabilities on our balance sheets and record adjustments to the value of these warrants in our statements of operations to reflect their fair value at the end of each reporting period. Upon adoption, we reclassified the fair value of these warrants from equity to liabilities and recorded a cumulative effect charge of $8.3 million for the change in accounting principle. We recorded income of $1.2 million for the remainder of 2005 and expense of $0.5 million for 2006, to reflect further changes in the estimated fair value of these warrants. We also recorded income of $15.6 million for 2006, when our Series F convertible preferred stock warrants expired unexercised. In addition, we recorded income of $1.6 million, $1.3 million and $0.04 million in 2007, 2008 and 2009, respectively, to reflect changes in the estimated fair value of the remaining outstanding warrants.

We will continue to adjust the preferred stock warrant liabilities for changes in fair value until the earlier of the exercise of the warrants or the completion of a liquidation event, including the completion of an IPO, at which time the liability will be reclassified as a component of stockholder’s equity.

Warranty

We offer limited warranties for our hardware products for a period of one or five years, depending on the product type. We recognize estimated costs related to warranty activities as a component of cost of revenue upon product shipment. The estimates are based on historical product failure rates and historical costs incurred in correcting product failures. The recorded amount is adjusted from time to time for specifically identified warranty exposure. Actual warranty expenses are charged against our estimated warranty liability when incurred. Factors that affect our warranty liability include the number of installed units and historical and anticipated rates of warranty claims and cost per claim.

Impairment of Goodwill, Intangible Assets and Other Long-Lived Assets

Goodwill is not amortized but instead is subject to an annual impairment test, or more frequently if events or changes in circumstances indicate that it may be impaired. We evaluate goodwill on an annual basis as of the end of the second quarter of each year. The test for goodwill impairment is a two-step process. The first step compares the fair value of each reporting unit with its respective carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired and, therefore, the second step of the impairment test is unnecessary. The second step, used to measure the amount of impairment loss, compares the implied fair value of each reporting unit’s goodwill with the respective carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess. Management has determined that we operate as a single reporting unit and, therefore, evaluates goodwill impairment at the enterprise level. We completed our annual goodwill impairment test during the third quarter and the estimated fair value of Calix significantly exceeded our carrying value at that date. There were no impairment charges during 2007, 2008 or 2009. In addition, there have been no events or changes in circumstances through March 23, 2010, which would indicate any impairment to our goodwill.

Intangible assets with definite useful lives are amortized over their estimated useful lives, generally four to five years, and reviewed for impairment whenever events or changes in circumstances indicate an asset’s carrying value may not be recoverable. We believe that no events or changes in circumstances have occurred that would require an impairment test for these assets.

We periodically evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that a potential impairment may have occurred. If such events or changes in circumstances arise, we compare the carrying amount of the long-lived assets to the estimated future undiscounted cash flows expected to be generated by the long-lived assets. If the estimated aggregate undiscounted cash flows are less than the carrying amount of the long-lived assets, an impairment charge, calculated as the amount by which the carrying amount of the assets exceeds the fair value of the assets, is recorded. The fair value of the long-lived assets is determined based on the estimated discounted cash flows expected to be generated from the long-lived assets. There were no impairment losses during 2007, 2008 and 2009.

Income Taxes

We evaluate our tax positions and estimate our current tax exposure together with assessing temporary differences resulting from differing treatment of items not currently deductible for tax purposes. These differences result in deferred tax assets and liabilities on our balance sheets, which are estimated based upon the difference between the financial statement and tax bases of assets and liabilities using the enacted tax rates that will be in effect when these differences reverse. In general, deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in our statements of operations become deductible expenses under applicable income tax laws or loss or credit carryforwards are utilized. Accordingly, realization of our deferred tax assets is dependent on future taxable income against which these deductions, losses and credits can be utilized, which we are unable to predict. For example, as of December 31, 2009, we had U.S. federal and state net operating loss, or NOL, carryforwards of approximately $409.8 million and $268.4 million, respectively. The U.S. federal NOLs will expire at various dates beginning in 2010 and through 2029, if not utilized. The state NOLs will expire at various dates beginning in 2010 and through 2029, if not utilized. These NOL carryforwards represent an asset to us to the extent they can be utilized to reduce cash income tax payments expected in the future. Utilization of our NOL carryforwards depends on the timing and amount of taxable income earned by us in the future, which we are unable to predict. Utilization of our NOL carryforwards also depends on the extent to which such carryforwards are subject to limitations attributable to equity transactions that result or resulted in ownership changes under section 382 of the Internal Revenue Code (and similar state provisions), or section 382, which limitations may be substantial. We have in the past experienced ownership changes within the meaning of section 382 that we believe could result in significant limitations under section 382 (and similar state provisions) on the use of our NOLs and other tax attributes. Future changes in ownership, including this offering, could result in additional ownership changes within the meaning of section 382 that could further limit our ability to utilize our NOLs and certain other tax attributes.

We must assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent we believe that recovery is not likely, we must establish a valuation allowance. Management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. The realization of our deferred tax assets is dependent upon future earnings. We have been in a cumulative loss position since inception which represents a significant piece of negative evidence. Using the more likely than not criteria specified in the applicable accounting guidance, this negative evidence cannot be overcome by positive evidence currently available to us and as a result we have established a full valuation allowance against our deferred tax assets. We intend to maintain the full valuation allowances until sufficient evidence exists to support the reversal of the valuation allowances.

On January 1, 2009, we adopted the guidance related to accounting for uncertainty in income taxes (ASC Topic 740-10). This topic prescribes a recognition threshold and measurement attribute to the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also provides guidance on derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The standard requires the Company to recognize the financial statement effects of an uncertain tax position when it is more likely than not that such position will be sustained upon audit. Our adoption of ASC Topic 740-10 did not result in a cumulative effect adjustment to accumulated deficit. Upon adoption we recorded a cumulative unrecognized tax benefit of $9.3 million, which was netted against deferred tax assets with a full valuation allowance. In the event that any unrecognized tax benefits are recognized, the effective tax rate will not be affected. We will recognize accrued interest and penalties related to unrecognized tax benefits as interest expense and income tax expense, respectively, in our statements of operations.

Results of Operations

Comparison of Years Ended December 31, 2007, 2008 and 2009

Revenue

The following table sets forth our revenue:

	Years Ended December 31,
	2007	2008	2009
	(In thousands)
Revenue	$193,819	$250,463	$232,947

Our revenue is principally derived in the United States. During 2007, 2008 and 2009 revenue generated in the United States represented approximately 94%, 84% and 91% of revenue, respectively.

2008 compared to 2009:    Although revenue decreased $17.5 million from $250.5 million for 2008 to $232.9 million for 2009, sales orders were consistent in 2008 and 2009. The decrease in revenue recognized was the result of recognition of revenue under a significant customer contract in the first quarter of 2008 that did not occur in 2009.

2007 compared to 2008:    Revenue increased $56.6 million from $193.8 million for 2007 to $250.5 million for 2008, primarily due to an increase in order volume from new and existing customers, the recognition of revenue under a large customer contract in 2008 and sales resulting from the introduction of our new E-Series platforms and P-Series ONTs.

Cost of Revenue and Gross Profit

The following table sets forth our costs of revenue:

	Years Ended December 31,
	2007	2008	2009
	(In thousands, except percentages)
Cost of revenue:
Products and services	$128,025	$165,925	$150,863
Amortization of existing technologies	5,440	5,440	5,440

Total cost of revenue	133,465	171,365	156,303
Gross profit	60,354	79,098	76,644
Gross margin	31%	32%	33%

2008 compared to 2009:    Cost of revenue decreased $15.1 million from $171.4 million for 2008 to $156.3 million for 2009, primarily due to a decrease in revenues recognized during this period. Gross margin increased from 32% for 2008 to 33% for 2009, as a result of reduced product costs.

2007 compared to 2008:    Cost of revenue increased $37.9 million from $133.5 million for 2007 to $171.4 million for 2008, primarily due to higher product shipments to customers and increases in related provisions for warranty and freight costs. Gross margin increased slightly from 31% for 2007 to 32% for 2008. The increase in gross margin was primarily due to lower product costs.

Operating Expenses

Research and Development Expenses

	Years Ended December 31,
	2007	2008	2009
	(In thousands, except percentages)
Research and development	$44,439	$44,348	$46,132
Percent of revenue	23%	18%	20%

2008 compared to 2009:    Research and development expenses increased $1.8 million from $44.3 million for 2008 to $46.1 million for 2009, primarily due to increased spending on several new product prototypes of $1.1 million, an increase in costs for employee compensation and benefits of $0.8 million due to an increase in headcount, partially offset by a decrease of $0.5 million in stock-based compensation, an increase in consulting costs of $0.7 million and an increase in costs for employee recruiting of $0.2 million, partially offset by a decrease in equipment depreciation and overhead costs of $0.4 million.

2007 compared to 2008:    Research and development expenses remained relatively flat at $44.4 million and $44.3 million for 2007 and 2008, respectively. Although expenses were relatively flat, expenses in 2008 included an increase in compensation and benefits of $2.5 million, including stock-based compensation, primarily due to increased headcount which was offset by reduced prototype expenses of $0.7 million, depreciation expenses of $0.2 million and consulting expenses of $1.5 million.

Sales and Marketing Expenses

	Years Ended December 31,
	2007	2008	2009
	(In thousands, except percentages)
Sales and marketing	$28,439	$31,627	$33,486
Percent of revenue	15%	13%	14%

2008 compared to 2009:    Sales and marketing expenses increased $1.9 million, from $31.6 million for 2008 to $33.5 million for 2009, primarily due to an increase in costs for employee compensation and benefits of $2.0 million. The increase in employee compensation was primarily due to an increase in employee headcount.

2007 compared to 2008:    Sales and marketing expenses increased $3.2 million, from $28.4 million for 2007 to $31.6 million for 2008, primarily due to an increase in the number of sales and marketing employees. The increase in employees resulted in an increase in compensation and benefits of $2.9 million, including stock-based compensation and fees for recruitment of new employees of $0.2 million.

General and Administrative Expenses

	Years Ended December 31,
	2007	2008	2009
	(In thousands, except percentages)
General and administrative	$12,103	$15,253	15,613
Percent of revenue	6%	6%	7%

2008 compared to 2009:    General and administrative expenses remained relatively flat at $15.3 million and $15.6 million for 2008 and 2009, respectively.

2007 compared to 2008:    General and administrative expenses increased $3.2 million, from $12.1 million for 2007 to $15.3 million for 2008, primarily due to increases in compensation and benefits, including stock-based compensation, of $2.6 million due to increased headcount and an increase in bad debt expense of $0.6 million. The increased headcount primarily resulted from our ongoing efforts to build our legal, finance, human resources and information technology functions.

Amortization of Intangible Assets

	Years Ended December 31,
	2007	2008	2009
	(In thousands, except percentages)
Amortization of intangible assets	$740	$740	740
Percent of revenue	0%	0%	0%

In connection with the acquisition of OSI, $32.6 million of the total purchase price was allocated to amortizable intangible assets, which included customer contracts and lists and purchase order backlog. Amortization of intangible assets expense totaled $0.7 million in each of 2007, 2008 and 2009. In addition, $5.4 million for each of 2007, 2008 and 2009, related to the amortization of existing technology was classified as cost of revenue in our financial statements.

Other Income (Expenses)

	Years Ended December 31,
	2007	2008	2009
	(In thousands)
Interest income	$1,094	$620	245
Interest expense	(2,330)	(2,089)	(3,867)
Change in fair value of preferred stock warrants	1,634	1,329	37
Other income (expense)	132	10	119

Total other income (expense)	$530	$(130)	$(3,466)

2008 compared to 2009:    Other expense, net was $0.1 million for 2008 compared to other expense, net of $3.5 million for 2009. The increase in other expense, net of $3.3 million was primarily due to an increase in interest expense of $1.8 million, resulting from the higher average interest rate of debt in place during a portion of 2009. Such debt was retired in the third quarter of 2009 and replaced with new debt. In connection with this transaction, we incurred a prepayment penalty and wrote off debt issuance costs, which contributed to the increase in interest expense. We expect interest expense to decline in future quarters as our debt carries a much lower interest rate than our previous debt. In addition, income from the change in the fair value of preferred stock warrants decreased by $1.3 million, which contributed to the increase in other expense, net during 2009.

2007 compared to 2008:    Other income, net was $0.5 million for 2007 compared to other expense, net of $0.1 million for 2008. The decrease in other income, net was primarily due to a decrease in interest income resulting from lower invested balances. We had higher invested balances during 2007 as a result of funds raised in our Series I convertible preferred stock financing.

Quarterly Results of Operations

The following tables set forth selected unaudited quarterly statements of operations data for the last eight fiscal quarters, as well as the percentage that each line item represents of total net revenue. The information for each of these quarters has been prepared on the same basis as the audited financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, consisting solely of normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods. This data should be read in conjunction with the audited financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period. We operate on a 4-4-5 fiscal calendar which divides the year into four quarters with each quarter having 13 weeks which are grouped into two 4-week months and one 5-week month. Our year ends on December 31.

	Quarters Ended
	Mar 29, 2008	Jun 28, 2008	Sep 27, 2008	Dec 31, 2008	Mar 28, 2009	Jun 27, 2009	Sep 26, 2009	Dec 31, 2009
	(In thousands, unaudited)
Statements of Operations Data:
Revenue	$59,661	$60,820	$59,317	$70,665	$37,146	$47,842	$59,600	$88,359
Cost of revenue:
Products and services	41,358	39,331	39,158	46,078	25,391	31,076	37,117	57,279
Amortization of existing technologies	1,360	1,360	1,360	1,360	1,360	1,360	1,360	1,360

Total cost of revenue	42,718	40,691	40,518	47,438	26,751	32,436	38,477	58,639

Gross profit	16,943	20,129	18,799	23,227	10,395	15,406	21,123	29,720
Operating expenses	21,730	24,547	23,002	22,689	21,525	23,153	24,384	26,909

Income (loss) from operations	(4,787)	(4,418)	(4,203)	538	(11,130)	(7,747)	(3,261)	2,811
Other income (expense), net	562	(86)	(85)	(521)	(800)	(917)	(1,380)	(369)

Net income (loss) before provision (benefit) for income taxes	(4,225)	(4,504)	(4,288)	17	(11,930)	(8,664)	(4,641)	2,442
Provision (benefit) for income taxes	45	101	73	(300)	130	138	(217)	(403)

Net income (loss)	(4,270)	(4,605)	(4,361)	317	(12,060)	(8,802)	(4,424)	2,845
Preferred stock dividends	479	540	2,441	605	652	–	2,389	706

Net income (loss) attributable to common stockholders	$(4,749)	$(5,145)	$(6,802)	$(288)	$(12,712)	$(8,802)	$(6,813)	$2,139

	Quarters Ended
	Mar 29, 2008	Jun 28, 2008	Sep 27, 2008	Dec 31, 2008	Mar 28, 2009	Jun 27, 2009	Sep 26, 2009	Dec 31, 2009
	(Unaudited)
Statements of Operations Data:
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue:
Products and services	69.3	64.7	66.0	65.2	68.4	65.0	62.3	64.8
Amortization of existing technologies	2.3	2.2	2.3	1.9	3.7	2.8	2.3	1.6

Total cost of revenue	71.6	66.9	68.3	67.1	72.1	67.8	64.6	66.4

Gross profit	28.4	33.1	31.7	32.9	27.9	32.2	35.4	33.6
Operating expenses	36.4	40.4	38.8	32.1	57.9	48.4	40.9	30.4

Income (loss) from operations	(8.0)	(7.3)	(7.1)	0.8	(30.0)	(16.2)	(5.5)	3.2
Other income (expense), net	0.9	(0.1)	(0.1)	(0.7)	(2.2)	(1.9)	(2.3)	(0.4)

Net income (loss) before provision (benefit) for income taxes	(7.1)	(7.4)	(7.2)	0.1	(32.2)	(18.1)	(7.8)	2.8
Provision (benefit) for income taxes	0.1	0.2	0.1	(0.4)	0.3	0.3	(0.4)	(0.4)

Net income (loss)	(7.2)	(7.6)	(7.3)	0.5	(32.5)	(18.4)	(7.4)	3.2
Preferred stock dividends	0.8	0.9	4.1	0.9	1.8	0.0	4.0	0.8

Net income (loss) attributable to common stockholders	(8.0)%	(8.5)%	(11.4)%	(0.4)%	(34.3)%	(18.4)%	(11.4)%	2.4%

Our operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful and you should not rely on our past results as an indication of our future performance. In addition, a significant portion of our quarterly sales typically occurs during the last month of the quarter, which we believe reflects customer buying patterns of products similar to ours and other products in the technology industry generally. As a result, our quarterly operating results are difficult to predict even in the near term.

Revenue fluctuations result from many factors, including but not limited to: increases or decreases in customer orders for our products and services, large customer purchase agreements with special revenue considerations, large customer orders scheduled over multiple fiscal quarters where the recognition of revenue is delayed until final delivery, varying budget cycles for our customers and seasonal buying patterns of our customers. More specifically, our customers tend to spend less in the first fiscal quarter as they are finalizing their annual budgets. Customers then typically decide to purchase our products during our second fiscal quarter. In our third fiscal quarter, customers are in the process of deploying such products and as a result there is less spending. In addition, difficulties related to deploying products during the winter also tend to limit spending in the third quarter. Finally, in our fourth fiscal quarter, customer purchases increase as customers are attempting to spend the rest of their budget for the year.

During the quarters ended March 29, 2008 and December 31, 2008, we recognized revenue on two large orders that were previously deferred. For the quarters ended March 28, 2009 and June 27, 2009, orders for our goods and services declined significantly from the same periods in 2008, primarily due to challenging macroeconomic and capital market conditions that negatively impacted our customers financial condition and decreased demand for our products. For the quarters ended September 26, 2009 and December 31, 2009, orders increased from the quarters ended March 28, 2009 and June 27, 2009 due to an increase in orders from one of our largest customers, which contributed to the increase in revenue during the quarters ended September 26, 2009 and December 31, 2009. At the beginning of the third quarter of 2009, two of our largest customers merged. Following the merger, this customer increased its orders. From time to time, we offer our customers sales incentives, which include volume rebates and discounts, and during this period we provided this customer volume rebates on orders made during this period. After such an increase in spending by a customer, there could be a corresponding decrease in spending in a subsequent quarter or quarters, which could adversely affect our operating results and financial condition. We are unable to anticipate the quantity of orders from any given customer in future quarters.

Cost of revenue is strongly correlated to revenue and will tend to fluctuate from all of the aforementioned factors that could impact revenue. Other additional factors that impact cost of revenue include changes in the mix of products delivered to our customers and changes in the standard cost of our inventory. Cost of revenue includes fixed expenses related to our internal operations department which could impact our cost of revenue as a percentage of revenue, if there are large sequential fluctuations to revenue.

Our operating expenses have fluctuated based on the following factors: timing of variable sales compensation expenses due to fluctuations in order volumes, timing of salary increases which have historically occurred in the second quarter, timing of research and development expenses including prototype builds and intermittent outsourced development projects and increases in stock-based compensation expenses resulting from modifications to outstanding stock options. For example, in the quarter ended June 28, 2008, operating expense increases resulted primarily from merit-based salary increases, increased variable sales compensation due to increased customer orders, and stock-based compensation expenses resulting from the repricing of outstanding stock options. In the quarter ended March 28, 2009, reduced operating expenses resulted from a decrease in variable sales compensation expenses coincident with a reduction in customer orders, and reduced spending on customer marketing initiatives and industry tradeshow events relative to other quarters.

As a result of the fluctuations described above and a number of other factors, many of which are outside our control, our quarterly and annual operating results fluctuate from period to period. Comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance.

Liquidity and Capital Resources

	Years Ended December 31,
	2007	2008	2009

	(In thousands)
Net cash provided by (used in) operating activities	$(11,873)	$(5,551)	$1,390
Net cash provided by (used in) investing activities	(13,926)	2,849	(41,309)
Net cash provided by financing activities	35,391	4,574	48,526

At December 31, 2009, we had cash, cash equivalents and marketable securities of $68.0 million, which primarily consisted of money market mutual funds and highly liquid debt instruments held at major financial institutions. Since inception, we have financed our operations primarily through private sales of equity and from borrowings under credit facilities.

We entered into an amended and restated loan and security agreement, or loan agreement, with Silicon Valley Bank, or SVB, in August 2009 and subsequently amended this loan agreement in March 2010. This loan agreement, which replaced a previous loan agreement we had with SVB, provides for $50.0 million of total lending capacity as follows: a term loan of $20.0 million and a revolving credit facility of $30.0 million based upon a percentage of eligible accounts receivable. Included in the revolving line are amounts available under letters of credit and cash management services. The term loan and the revolving credit facility, unless terminated earlier, each expire on June 30, 2013. The proceeds of the term loan were used, along with other funds, to repay a term loan with an institutional investor totaling slightly over $23.0 million of principal, accrued interest and other fees. As of December 31, 2009, $20.0 million in principal was outstanding under the term loan and there were no outstanding borrowings under the revolving line. The term loan as of December 31, 2009 bears interest at 7.75%, which is set at 6-month LIBOR (with a floor of 1.25%) plus a 6.50% margin. At our election, the term loan will accrue interest at (a) SVB’s prime rate (with a floor of 4.00%) plus a 0.50% to 4.00% margin or (b) LIBOR (with a floor of 1.25%) plus a 3.00% to 6.50% margin, subject to certain terms and conditions. The loan agreement also allows SVB to call the note in the event there is a material adverse change in our business or financial condition. At our election, advances under the revolving line will accrue interest at (a) SVB’s prime rate (with a floor of 4.00%) plus a 0.50% to 2.00% margin or (b) LIBOR (with a floor of 1.25%) plus a 3.00% to 4.50% margin, subject to certain terms. The loan agreement is secured by all our assets, including intellectual property. In addition, the loan agreement stipulates that we must comply with certain covenants, information reporting requirements and other restrictive provisions. As of December 31, 2009 and as of the date of this prospectus, we were in compliance with all covenants and information reporting requirements in the loan agreement. We issue letters of credit under our credit facility to support performance bonds that we may be required to issue to satisfy contract requirements under RUS contracts. As of December 31, 2009, we had outstanding letters of credit totaling $2.4 million.

Operating Activities

In 2009, our operating activities provided $1.4 million in cash, which consisted of our net loss of $22.4 million, offset by non-cash charges of $20.3 million. In addition, cash outflows from changes in operating assets and liabilities included an increase in accounts receivable of $14.2 million from increased shipment volume near the end of the year, a decrease in accounts payable of $3.9 million due to accelerated payment terms with our contract manufacturer to obtain early payment discounts, an increase in prepaid expenses and other assets of $4.3 million primarily related to costs capitalized for our initial public offering, and an increase in deferred cost of goods sold of $2.3 million, related to the increase in deferred revenue. Cash inflows from changes in operating assets and liabilities included an increase in accrued liabilities of $12.1 million primarily related to an increase in customer rebates, professional fees associated with our initial public offering, employee compensation and warranty reserves, an increase in deferred revenue of $7.7 million, a decrease in inventory of $4.8 million resulting from better inventory management and a decrease in restricted cash of $4.2 million as we released performance bonds for the close out of RUS revenue contracts, as further described below.

In 2008, we used $5.6 million in cash from operating activities, which consisted of our net loss of $12.9 million, offset by non-cash charges of $21.5 million. In addition, cash outflows from changes in operating assets and liabilities included a decrease in deferred revenue of $17.7 million resulting from the close-out of a large contract, an increase in accounts receivable of $5.2 million due to increased shipment volume, an increase in restricted cash of $4.9 million to purchase performance bonds for RUS revenue contracts, as further described below, and an increase in inventory of $2.3 million. Cash inflows from changes in operating assets and liabilities included a decrease in deferred cost of goods sold of $13.1 million resulting from the close-out of the large contract noted above and an increase in accounts payable and accrued liabilities totaling $3.7 million due to the timing of payment.

In 2007, we used $11.9 million in cash from operating activities, which consisted of our net loss of $24.9 million, offset by non-cash charges of $18.9 million. In addition, cash outflows from changes in operating assets and liabilities included an increase in inventory of $4.6 million due to increased inventory receipts on low shipment volume, a decrease in accounts payable of $9.6 million due to significant payments to our main supplier and a decrease in accrued liabilities and deferred revenue of $3.1 million and $3.0 million, respectively, due to the timing of transactions. Cash inflows from changes in operating assets and liabilities included a decrease in accounts receivable, which resulted from a combination of lower shipment volume and strong collections.

Investing Activities

Our cash used in investing activities in 2009 consisted of the purchase of marketable securities of $36.2 million, which primarily included highly liquid debt instruments and certificates of deposit, and capital expenditures of $5.1 million, which primarily consisted of computer and test equipment.

Our cash provided by investing activities in 2008 consisted of the sale of marketable securities of $8.3 million, partially offset by the purchase of property and equipment of $5.4 million. These capital expenditures primarily consisted of computer and test equipment.

Our cash used in investing activities in 2007 consisted of the net purchase of marketable securities of $8.3 million and the purchase of property and equipment of $5.7 million, which primarily consisted of computer and test equipment.

Financing Activities

Our financing activities provided cash of $48.5 million in the year ended December 31, 2009, which primarily consisted of net proceeds of $49.5 million from the issuance of 6.3 million shares of Series J convertible preferred stock. On May 29, 2009, we entered into a Series J Preferred Stock Purchase Agreement, or the Series J Agreement, with certain investors and completed our first closing, at which we issued 4.4 million shares of Series J convertible preferred stock for gross proceeds of $34.7 million. We subsequently completed three additional closings, with the final closing occurring on August 5, 2009. Upon completion, we issued a total of 6.3 million shares of Series J convertible preferred stock for gross proceeds of $50.0 million.

In addition, we entered into an amended and restated loan agreement with SVB in August 2009 and subsequently amended this loan agreement in March 2010. This loan agreement, which replaced a previous loan agreement we had with SVB, provides for $50.0 million of total lending capacity.

Our financing activities provided cash of $4.6 million in 2008, which primarily consisted of net proceeds of $4.5 million from borrowings.

Our financing activities provided cash of $35.4 million in 2007, which primarily consisted of net proceeds of $42.0 million from the issuance of 1.7 million shares of Series I convertible preferred stock, partially offset by loan repayments of $6.8 million.

Working Capital and Capital Expenditure Needs

Except as disclosed in Contractual Obligations and Commitments below, we currently have no material cash commitments, except for normal recurring trade payables, expense accruals and operating leases. In addition, we do not currently anticipate significant investment in property, plant and equipment, and we believe that our outsourced approach to manufacturing provides us significant flexibility in both managing inventory levels and financing our inventory. We may be required to issue performance bonds to satisfy requirements under our RUS contracts. We issue letters of credit under our existing credit facility to support these performance bonds. In the event we do not have sufficient capacity under our credit facility to support these bonds, we will have to issue certificates of deposit, which could materially impact our working capital or limit our ability to satisfy such contract requirements. In the event that our revenue plan does not meet our expectations, we may eliminate or curtail expenditures to mitigate the impact on our working capital.

We believe, based on our current operating plan, and not taking into account the net proceeds we expect to raise in our initial public offering, that our existing cash, cash equivalents and marketable securities and existing amounts available under our revolving line will be sufficient to meet our anticipated cash needs for at least the next twelve months. Additionally, we believe that our existing cash, cash equivalents and marketable securities and existing amounts available under our revolving line, together with the net proceeds we expect to raise in our initial public offering, will be sufficient to meet our anticipated cash needs for at least the next eighteen months. Beginning July 2010, we will begin repaying our existing term loan of $20.0 million over a 36-month period. Based on our current liquidity position and our expectation that we will generate sufficient cash flows from operations in the long term, we do not anticipate having to raise additional capital to fund this obligation. Our future capital requirements will depend on many factors including our rate of revenue growth, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the timing of introductions of new products and enhancements to existing products, the acquisition of new capabilities or technologies and the continued market acceptance of our products. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results and financial condition would be harmed.

Contractual Obligations and Commitments

The following summarizes our contractual obligations at December 31, 2009 (in thousands):

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 years
Operating lease obligations	$7,220	$1,718	$3,433	$2,069	$–
Term loan	20,000	3,333	13,333	3,334	–

Total	$27,220	$5,051	$16,766	$5,403	$–

Future minimum lease payments under our lease for our facilities in Minneapolis, Minnesota and Acton, Massachusetts are disclosed in the table above. We lease our primary office space in Petaluma, California. Our prior lease agreement expired in December 2008, after which we leased the office space under our prior lease agreement on a month-to-month basis. In February 2009, we entered into a new lease agreement that expires in February 2014. We received a lease incentive consisting of $1.2 million in leasehold improvements provided by our lessor. We have capitalized the full amount of the lease incentive and will amortize the cost of the improvements over the lease term.

Off-Balance Sheet Arrangements

As of December 31, 2007, 2008 and 2009, we did not have any off-balance sheet arrangements.

Recent Accounting Pronouncements

In September 2009, the Financial Accounting Standards Board, or FASB, issued an Accounting Standard Update, or ASU, to ASC Topic 985-605 and ASC Topic 605-25. The ASU related to Topic 985-605 excludes the sales of tangible products that contain essential software elements from the scope of revenue recognition requirements for software arrangements. The sale of these products will then fall under the general revenue recognition guidance as provided by the FASB in the ASC. The ASU related to Topic 605-25 has two fundamental changes: (1) it requires a vendor to allocate revenue to each unit of accounting in many arrangements involving multiple deliverables based on the relative selling price of each deliverable, and (2) it changes the level of evidence of standalone selling price required to separate deliverables by allowing a vendor to make its best estimate of the standalone selling price of deliverables when more objective evidence of selling price is not available. The revised guidance will cause revenue to be recognized earlier for many revenue transactions involving sales of software-enabled devices and transactions involving multiple deliverables. The revised guidance must be adopted by all entities no later than fiscal years beginning on or after June 15, 2010 with earlier adoption allowed through either a prospective or retrospective application methodology. However, an entity must select the same transition method and same period for both of the ASUs that were issued. We expect the adoption of the revised guidance to have a significant impact on our financial statements due to the fact that our products consist of tangible products with essential software elements. Currently, we defer all revenue under partially shipped arrangements where we have not completed delivery of all the ordered units because we do not have VSOE of fair value for our products. Revenue is recognized only upon the delivery of all products within the arrangement. Upon adoption of the revised guidance, the timing of revenue recognition will be accelerated for these partially shipped arrangements, as we will be able to use an estimated selling price for the undelivered units and recognize revenue for the delivered units based upon their relative selling price, assuming all other revenue recognition criteria are met. Further, when these products are sold as part of multiple element arrangements, we will allocate the revenue based on the revised allocation guidance. We expect to early adopt the revised guidance as of January 1, 2010 using the prospective method of application.

In August 2009, the FASB issued an update to ASC Topic 820, Fair Value Measurements and Disclosures, related to the measurement of liabilities at fair value. The amendment partially delays the effective date of ASC Topic 820 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The delay is intended to allow the FASB and constituents additional time to consider the effect of various implementation issues from the application of ASC Topic 820. The effective date is for interim periods after August 2009 for items within the scope of this amendment. We have adopted the provisions of ASC Topic 820 for the year ended December 31, 2009. There was no impact resulting from the adoption of ASC Topic 820 to our financial statements.

In August 2009, the FASB issued an update to ASC Topic 480, Accounting for Redeemable Equity Instruments, related to the adoption of the SEC update as issued in their Accounting Series Release No. 268, or ASR 268, Presentation in Financial Statements of “Redeemable Preferred Stocks.” The SEC, in ASR 268, provides additional clarification on the presentation in the financial statements of equity instruments with certain redemption features which did not have an impact on our financial statements.

In May 2009, the FASB issued an update to ASC Topic 855, Subsequent Events. The update establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. We adopted the provisions of ASC Topic 855 during the quarter ended September 26, 2009. Since the guidance only requires additional disclosures, the adoption did not have an impact on our financial position, results of operations or cash flows.

In April 2009, the FASB issued an update to ASC Topic 320, Investments-Debt and Equity Securities. The updates provide additional guidance as to the recognition and presentation of other-than-temporary impairments. The updated guidance modifies the requirements for recognizing other-than-temporarily impaired debt securities and revises the existing impairment model for such securities by modifying the current intent and ability indicator in determining whether a debt security is other-than-temporarily impaired. The update is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for the period ending after March 15, 2009. We adopted the update during the quarter ended September 26, 2009. The adoption did not have a material effect on our financial statements.

In April 2009, the FASB issued two updates to ASC Topic 820, Fair Value Measurements. The first update provides guidance on estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. The update also provides guidance on identifying circumstances that indicate a transaction is not orderly. Should we conclude that there has been a significant decrease in the volume and level of activity of the asset or liability in relation to normal market activities, quoted market values may not be representative of fair value and we may conclude that a change in valuation technique or the use of multiple valuation techniques may be appropriate. The second update amends the disclosure requirements about fair value instruments to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements and requires those disclosures in summarized financial information at interim reporting periods. The updates are effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. We adopted the updates during the quarter ended September 26, 2009. The adoption did not have a material effect on the our financial statements.

In May 2008, the FASB issued certain guidance related to the hierarchy of generally accepted accounting principles. The proposed guidance would identify the sources of accounting principles and the framework for selecting the principles to be used in the preparation of the financial statements that are presented in conformity with generally accepted accounting principles in the United States. In June

2009, the FASB replaced the originally issued guidance and issued the Accounting Standards Codification which serves to establish the hierarchy of generally accepted accounting principles and codifies all the relative guidance. This guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. We have adopted the guidance and adjusted our footnote disclosures to our financial statements to incorporate the references to the ASC Topics.

In April 2008, the FASB issued ASC Topic 350, Intangibles Goodwill and Other, which provides certain guidance related to the determination of the useful life of intangible assets. The guidance amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible. This new guidance applies prospectively to intangible assets that are acquired individually or with a group of other assets in business combinations and asset acquisitions. The guidance is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. This guidance may have an impact on our financial statements to the extent that we acquire intangible assets either individually or with a group of other assets in a business combination. However, the nature and magnitude of the impact will depend upon the nature of any intangibles we may acquire after the effective date.

In December 2007, the FASB issued ASC Topic 805, Business Combinations, which provides certain guidance related to business combinations which establishes principles and requirements for how the acquiror of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree. The guidance also provides guidance for recognizing and measuring goodwill acquired in a business combination and determines what information to disclose to enable users of the financial statement to evaluate the nature and financial effects of the business combination. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of this standard had no impact in or during 2009. The nature and magnitude of the impact will depend upon the nature, terms and size of any future acquisition we may consummate.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

The primary objectives of our investment activity are to preserve principal, provide liquidity and maximize income without significantly increasing risk. By policy, we do not enter into investments for trading or speculative purposes. Some of the securities in which we invest, however, may be subject to interest rate risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. To minimize this risk, we invest in a variety of securities, which primarily consists of money market funds, U.S. government bonds, commercial paper and other debt securities of domestic corporations. Due to the nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates.

Our exposure to interest rates also relates to the increase or decrease in the amount of interest we must pay on our outstanding debt instruments. Any outstanding borrowings under our term loan and line of credit bear a variable rate of interest based upon the applicable Libor or prime rate and is adjusted monthly based upon changes in the Federal Reserve’s prime rate. As of December 31, 2009, we had $20.0 million outstanding under our term loan, which bore interest at LIBOR (not less than 1.25%) plus 6.50% (7.75%).

Foreign Currency Risk

Our sales contracts are primarily denominated in U.S. dollars and, therefore, the majority of our revenues are not subject to foreign currency risk.

BUSINESS

Overview

We are a leading provider in North America of broadband communications access systems and software for copper- and fiber- based network architectures that enable communications service providers, or CSPs, to connect to their residential and business subscribers. We enable CSPs to provide a wide range of revenue-generating services, from basic voice and data to advanced broadband services, over legacy and next-generation access networks. We focus solely on CSP access networks, the portion of the network which governs available bandwidth and determines the range and quality of services that can be offered to subscribers. We develop and sell carrier-class hardware and software products, which we refer to as our Unified Access Infrastructure portfolio, that are designed to enhance and transform CSP access networks to meet the changing demands of subscribers rapidly and cost-effectively.

Our Unified Access Infrastructure portfolio consists of our two core platforms, our C7 multiservice, multiprotocol access platform, or C-Series platform, and our E-Series Ethernet service access platforms, or E-Series platforms, along with our complementary P-Series optical network terminals, or ONTs, and our Calix Management System, or CMS, network management software. Our broad and comprehensive portfolio serves the CSP network from the central office to the subscriber premises and enables CSPs to deliver both basic voice and data and advanced broadband services over legacy and next-generation access networks. These packet-based platforms enable CSPs to rapidly introduce new revenue-generating services, while minimizing the capital and operational costs of CSP networks. Our Unified Access Infrastructure portfolio allows CSPs to evolve their networks and service delivery capabilities at a pace that balances their financial, competitive and technology needs.

We believe the rapid growth of Internet and data traffic, introduction of bandwidth-intensive advanced broadband services, such as high-speed Internet, Internet protocol television, or IPTV, mobile broadband, high-definition video and online gaming, and the increasingly competitive market for residential and business subscribers are driving CSPs to invest in and upgrade their access networks. We also believe that CSPs will gradually transform their access networks to deliver these advanced broadband services over fiber-based networks, thereby preparing networks for continued bandwidth growth, the introduction of new services and more cost-effective operations. During this time, CSPs will increasingly deploy new fiber-based network infrastructure to enable this transition while continuing to support basic voice and data services over legacy networks. Our portfolio is designed to enable this evolution of the access network efficiently and flexibly.

We market our access systems and software to CSPs in North America, the Caribbean and Latin America through our direct sales force. As of December 31, 2009, we have shipped over six million ports of our Unified Access Infrastructure portfolio to more than 500 North American and international customers, whose networks serve over 32 million subscriber lines in total. Our customers include 13 of the 20 largest U.S. Incumbent Local Exchange Carriers, or ILECs. In addition, we have over 235 commercial video customers and have enabled over 380 customers to deploy gigabit passive optical network, or GPON, fiber access networks.

Industry Background

CSPs compete in a rapidly changing market to deliver a range of voice, data and video services to their residential and business subscribers. CSPs include wireline and wireless service providers, cable multiple system operators, or MSOs, and municipalities. The rise in Internet-enabled communications has created an environment in which CSPs are competing to deliver voice, data and video offerings to their subscribers across fixed and mobile networks. Residential and business subscribers now have the opportunity to purchase an array of services such as basic voice and data as well as advanced broadband services such as high-speed Internet, IPTV, mobile broadband, high-definition video and online gaming from a variety of CSPs. The rapid growth in new services is generating increased network traffic. For example, Cisco Systems, Inc. estimates that global IP traffic will grow at a compound annual growth rate of 40% from approximately 10,000 petabytes per month in 2008 to approximately 56,000 petabytes per month in 2013. We believe that increased network traffic will be largely driven by video, which is expected to account for over 90% of global consumer traffic by 2013. CSPs are also broadening their offerings of bandwidth-intensive advanced broadband services, while maintaining support for their widely utilized basic voice and data services. CSPs are being driven to evolve their access networks to enable cost-effective delivery of a broad range of services demanded by their subscribers. According to estimates by Infonetics Research, CSPs will increase their aggregate spending on broadband aggregation equipment, fiber-based access equipment, cable aggregation equipment, mobile backhaul equipment and carrier Ethernet equipment in North America from $7.6 billion in 2009 to $11.2 billion in 2013 and worldwide from $35.9 billion in 2009 to $54.7 billion in 2013.

With strong subscriber demand for low latency and bandwidth-intensive applications, CSPs are seeking to offer new services, realize new revenue streams, build out new infrastructure and differentiate themselves from their competitors. CSPs typically compete on their cost to acquire and retain subscribers, the quality of their service offerings and the cost to deploy and operate their networks. In the past, CSPs offered different solutions delivered over distinct networks designed for specific services and were generally not in direct competition. For example, traditional wireline service providers provided voice services whereas cable MSOs delivered cable television services. Currently, CSPs are increasingly offering services that leverage Internet protocol, or IP, thereby enabling CSPs of all types to offer a comprehensive bundle of IP-based voice, data and video services to their subscribers. This has increased the level of competition among CSPs as wireline and wireless service providers, cable MSOs and other CSPs can all compete for the same residential and business subscribers using similar types of IP-based services.

Access Networks are Critical and Strategic to CSPs and Policymakers

Access networks, also known as the local loop or last mile, directly and physically connect the residential or business subscriber to the CSP’s central office or similar facilities. The access network is critical for service delivery as it governs the bandwidth capacity, service quality available to subscribers and ultimately the services CSPs can provide to subscribers. Providing differentiated, high-speed, high quality connectivity has become increasingly critical for CSPs to retain and expand their subscriber base and to launch new services. Typically, subscribers consider service breadth, price, ease of use and technical support as key factors in the decision to purchase services from a CSP. As CSPs face increasing pressure to retain their basic voice and data customers in response to cable MSOs offering voice, data and video services, it is critical for CSPs to continue to invest in and upgrade their access networks in order to maintain a compelling service offering, drive new revenue opportunities and maintain and grow their subscriber base. Access networks can meaningfully affect the ongoing success of CSPs.

Governments around the world recognize the importance of expanding broadband networks and delivering advanced broadband services to more people and businesses. For example, in February 2009, the U.S. government passed the American Recovery and Reinvestment Act, or ARRA, which set aside approximately $7.2 billion as Broadband Stimulus funds for widening the reach of broadband access across the United States. These funds, distributed in the form of grants, loans and loan guarantees, primarily target wireline and wireless service providers operating in rural, unserved and underserved areas in the United States. Many CSPs are actively pursuing stimulus funds and have submitted various proposals to receive assistance for their broadband access infrastructure projects. Awards for some of these projects were first awarded in December 2009 and are scheduled to continue to be awarded through September 2010.

Limitations of Traditional Access Networks

CSPs rely on the capabilities and quality of their access networks to sustain their business and relationships with their subscribers. In the past, subscribers had little influence over the types of services provided by CSPs. Today, subscribers can be more selective among CSPs and they are increasingly demanding advanced broadband services in addition to basic voice and data services. In general, access networks are highly capital intensive and CSPs have historically upgraded capacity as technology and subscriber demands on their networks changed. CSPs will increasingly integrate fiber- and Ethernet-based access networks to enable the delivery of more advanced broadband services at a lower cost while at the same time enabling the continued delivery of basic voice and data services. Thus far CSPs have taken an incremental approach to capacity upgrades in their access networks. As a result CSPs face multiple challenges concerning their access networks, business models and service delivery capabilities, including:

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A Complex Patchwork of Networks and Technologies — In order to upgrade their access networks CSPs have typically added networks for new residential or business services that they deliver, such as digital subscriber line, or DSL, data over cable service interface specification, or DOCSIS, GPON or Gigabit Ethernet on top of existing networks. This led to an overbuild of access technologies and an unnecessarily complex patchwork of physical connections between the central office and the subscriber. In addition, CSPs have generally begun to expand the penetration of fiber into their access networks, thereby shortening the length of the subscriber connection through other lower bandwidth media types (such as copper-based or coaxial cable-based networks). CSPs have also attempted to evolve their access networks to enable more efficient packet-based services by adding Ethernet protocols on top of existing asynchronous transfer mode, or ATM, and DSL protocols. In addition, CSPs have often deployed separate equipment to facilitate the delivery of Synchronous Optical Networking, or SONET, Gigabit Ethernet and 10 Gigabit Ethernet transport which connects CSP central offices with their access networks, further increasing the complexity and the cost of their networks. This approach has left most CSPs with disparate architectures, features, functions and capabilities in different parts of their networks. This increasingly complex, patchwork approach to deploying access networks and delivering new services to their subscribers has created potential complications for CSPs within their access networks. These potential complications limit data transmission capability, increase the cost of operation and maintenance and can negatively impact the subscriber experience.

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Limited Capacity from Legacy Access Architectures — Legacy access network architectures were designed to address earlier generation communication demands of wireline telephone, cable television and cellular services. Such access networks have physical limitations in their ability to scale bandwidth, avoid latency issues and deliver advanced broadband services, which subscribers demand today and are expected to increasingly demand in the future. In addition, CSPs understand the need to add fiber to their networks to provide the bandwidth required to scale advanced broadband services. However, it is costly and complex to integrate fiber-based technologies into legacy access networks.

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Inflexible Technologies Increase Network Switching Costs — Legacy access networks were architected around a narrow set of technologies. For example, traditional voice calls use circuit switching technology to allocate a fixed amount of network capacity to each call, regardless of whether such capacity is fully utilized. The emergence of packet-based technologies, primarily IP and Ethernet, has significantly improved the ability to transmit data efficiently across networks as bandwidth is only consumed when signals are actually being transmitted. Most legacy access networks do not allow circuit- and packet-based technologies to co-exist or to evolve from one technology to another.

•	Inefficient Service Roll-out Constrains Subscriber Offerings — Legacy access networks were designed to support a narrow range of services and as a result, they limit the ability of CSPs to provision the advanced broadband services increasingly demanded by their subscribers. Packet- based networks are more flexible and efficient than traditional circuit-switched networks. For example, to provision additional business services in a legacy access network, a CSP would typically deploy additional physical connections and equipment, whereas packet-based infrastructure allows a CSP to change or add services virtually, without the presence of a service technician or the installation of new equipment. In order to deploy these services quickly and efficiently, CSPs must be able to utilize their existing infrastructure while upgrading the legacy access network to packet-based technologies.

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Highly Reliable Access Products are Difficult to Engineer and Manage — Given the critical nature of access networks and their typical deployment in remote and distant locations, access infrastructure products must be highly reliable. Unlike most other communications equipment which is deployed in environmentally controlled central offices or similar facilities, most access equipment is deployed in outdoor environments and must be specifically engineered to operate in variable and often extremely harsh conditions, as well as fit into smaller spaces, such as on a street corner, near office buildings or on the side of a house or cellular tower. Since the access portion of the network is broadly distributed, it is expensive as well as difficult to manage and maintain. CSPs require access network equipment that can perform reliably in these uncontrolled environments and be deployed in a variety of form factors, thereby adding significant engineering and product development challenges as compared to most other forms of communications infrastructure equipment. In addition, some portion of the access market is supported by government initiatives and products sold into this segment require additional government certifications and approvals in order to qualify for deployment.

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Expensive to Deploy and Operate — As a result of deploying multiple networks with discrete functions, legacy access networks require a wide variety of equipment to be installed, maintained and ultimately replaced, thereby placing a significant and recurring capital and operating expense burden on the CSP. Once installed, this equipment occupies valuable space inside a central office, requires frequent labor-intensive maintenance and consumes meaningful amounts of power. Moreover, the lack of integration across protocols and copper- and fiber-based network architectures negatively impacts network performance. Inferior network performance diminishes the subscriber experience and increases network operating costs by increasing service calls, the number of required support staff and the frequency of equipment upgrades and replacements. As broadband network availability and quality are becoming more critical to subscribers, lack of network reliability can be materially disruptive, expensive and ultimately increase subscriber churn, thereby negatively impacting the CSP’s business.

Given these limitations of legacy access networks, CSPs will increasingly emphasize fiber- and Ethernet-based technologies in their access networks thereby enabling the rapid, cost-effective deployment of advanced broadband services. Such technologies reduce overhead expenses, simplify network architectures and seamlessly integrate legacy and next-generation networks. We therefore believe that successful CSPs will be those that evolve from providing basic subscriber connectivity to providing the most relevant services and subscriber experience.

The Calix Solution

We are a leading provider in North America of broadband communications access systems and software for copper- and fiber- based network architectures that enable CSPs to connect to their residential and business subscribers. Our Unified Access Infrastructure portfolio enables CSPs to quickly meet subscriber demands for both basic voice and data as well as advanced broadband services, while providing CSPs with the flexibility to optimize and transform their networks at a pace that balances their financial, competitive and technology needs. Our systems and software leverage packet-based technologies that enable CSPs to offer a wide range of revenue-generating services, from basic voice and data to advanced broadband services regardless of protocol or network connection media. Our Unified Access Infrastructure portfolio consists of our C-Series platform, our E-Series platforms, our complementary P-Series ONTs and CMS.

We believe that our Unified Access Infrastructure portfolio of network and premises-based solutions provides the following benefits to CSPs:

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Single Unified Access Network for Basic and Advanced Services — Our Unified Access Infrastructure portfolio allows for a broad range of subscriber services to be provisioned and delivered over a single unified network. These systems can deliver basic voice and data, advanced broadband services, including high-speed Internet, IPTV, mobile broadband, high-definition video and online gaming, as well as integrated transport within our Unified Access Infrastructure portfolio, all of which can be monitored and managed by CMS. In addition, our systems can be deployed in both small and large form factors across multiple deployment scenarios depending on subscriber proximity and service requirements. Our multiservice approach allows CSPs to utilize their legacy access networks during the course of their equipment upgrade and network migration, saving them time and money in delivering both basic voice and data and advanced broadband services.

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High Capacity and Operational Efficiency — Our Unified Access Infrastructure portfolio is designed to facilitate the evolution of CSP access networks to fiber- and Ethernet-based network architectures. Our portfolio includes platforms that exceed the capacity of the products of our most direct competitors. Our platforms are designed and optimized for copper- and fiber-based network architectures. We also have a broad portfolio of feature-rich fiber ONTs that serve as the on-premises gateways for new services to subscribers. Our extended reach GPON offers our customers greater capacity and operational efficiencies, including the ability to reach subscribers further away from a CSP’s central office, thereby also allowing CSPs to consolidate multiple central offices and further reduce operating expense. Furthermore, our ONTs auto-detect fiber access technologies supporting both GPON and Active Ethernet and provide CSPs additional cost and management efficiencies.

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Highly Flexible Technology Solutions — Our Unified Access Infrastructure portfolio enables CSPs to utilize legacy access network infrastructure during their migration towards fiber- and Ethernet-based access networks. Our portfolio supports multiple protocols, different form factors and modular options optimized for a variety of installation locations and environments and multiple services delivered over copper- and fiber-based network architectures.

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Seamless Transition to Advanced Services — Our Unified Access Infrastructure portfolio enables CSPs to better manage the evolution of their access networks by transitioning the delivery of basic voice and data services to advanced broadband services. Our C-Series platform supports ongoing demand for basic voice and data services and facilitates a seamless and controlled migration to IP-based services. For CSPs without legacy network constraints, our E-Series platforms allow CSPs to deploy advanced broadband services rapidly and cost effectively to their subscribers.

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Highly Reliable and Purpose-Built Solutions for Demands of Access — Our Unified Access Infrastructure portfolio is designed for high availability and purpose-built for the demands of access network deployments. Our carrier-class products are environmentally hardened and field-tested to be capable of withstanding harsh environmental conditions, including temperatures between –40 and 65 degrees Celsius, extremely dry or wet conditions and physical abuse. Our access systems are built and tested to meet or exceed network equipment-building system standards, which are a set of safety, spatial and environmental design guidelines for telecommunications equipment. Our products are highly compatible and designed to be easily integrated into the existing operational and management infrastructure of CSP access networks. Our portfolio can be deployed in multiple form factors and power configurations to address a wide range of deployment scenarios influenced by space and power constraints.

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Compelling Customer Value Proposition — We believe our Unified Access Infrastructure portfolio offers CSPs a compelling value proposition. Our portfolio provides CSPs the flexibility to upgrade their networks over time, reduce operational costs and maximize their return on capital expenditures. Our packet-based platforms enable CSPs to offer new services more quickly and generate new revenue opportunities. We believe the interoperability and compatibility of our portfolio reduces the complexity and cost of managing CSP networks.

Our Strategy

Our Unified Access Infrastructure portfolio enables the delivery of basic voice and data and advanced broadband services, across multiple protocols and form factors over copper- and fiber-based network architectures. Our objective is to leverage our Unified Access Infrastructure portfolio to become the leading supplier of access systems and software that enable CSPs to transform their networks and business models to meet the changing demands of their subscribers. The principal elements of our strategy are:

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Continue Our Sole Focus on Access Systems and Software — Our dedicated focus on access has been an important driver of our success with our customers. We believe our focus has allowed us to develop innovative access systems and a highly efficient service and deployment model that have been widely implemented by CSPs. For example, according to Broadband Properties Magazine’s October 2009 study of fiber access technology deployed by independent U.S. CSPs, we have deployed leading edge passive optical network fiber access solutions at 276 distinct CSPs representing 64% of all CSPs who have reported the vendor supplying their fiber access solutions. According to Infonetics Research, we were the leading provider of multiservice access platforms in North America during the fourth quarter of 2009, representing a 49% market share based on revenue. Virtually all of our large competitors in the access market devote some percentage of their resources to products outside of the access network, and in some cases, products not even designed for CSPs. We intend to continue to focus our efforts on the access market, which we believe will enable us to continue to deliver compelling, timely and innovative access solutions to CSPs.

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Continue to Enable our Customers to Transform Their Networks and Business Models — We believe that residential and business subscribers are pressuring CSPs to expand their offerings through the delivery of superior subscriber experiences. In response, CSPs need to transform their networks and business models by rapidly provisioning new services while minimizing the capital and operational costs of their networks. We believe our Unified Access Infrastructure portfolio enables CSPs to introduce new revenue-generating services as demanded by their subscribers. As of December 31, 2009, over 235 of our customers have added commercial video services deployed over our Unified Access Infrastructure.

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Continue to Engage Directly with Customers — We operate a differentiated business model focused on aligning with our customers through direct engagement, service and support. Our direct customer engagement model allows us to target our sales resources as well as align our product development efforts closely to our customers’ needs. Our direct engagement model is a key differentiator for our business and is critical to our continued market leadership.

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Leverage our Growing Customer Footprint — As of December 31, 2009, we have shipped over six million ports from our portfolio to more than 500 North American and international customers, whose networks serve over 32 million subscriber lines in total. Our customers include 13 of the 20 largest U.S. ILECs. This footprint provides us with the opportunity to sell additional components of our Unified Access Infrastructure portfolio to existing customers. For example, the vast majority of our existing customers have purchased additional line cards and other products from us after their initial purchase. We have also demonstrated that our footprint, combined with the flexibility of our portfolio, gives us incumbency benefits to sell complementary or new offerings in the future. For instance, since the introduction of our first E-Series platform in the fourth quarter of 2007, approximately 36% of our customers that originally purchased our C-Series platform have also purchased E-Series platforms to deliver complementary services to their subscribers.

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Expand Deliberately into New Market and Applications — We believe that a disciplined approach to targeting markets and applications is critical to our long-term success. For example, we initially focused on rural ILECs and have achieved an industry leadership position as over 40% of U.S. Independent Operating Companies, or IOCs, have deployed our access systems and software. We have also recently entered new geographic markets, such as the Caribbean, where we now have significant deployments in the Bahamas, Barbados, Dominican Republic, Jamaica and Trinidad and Tobago. We will continue our disciplined approach of targeting new applications in which we believe our products will rapidly gain customer adoption. For example, we are targeting additional markets for our fiber access solutions, including the mobile backhaul and cable business services markets.

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Pursue Strategic Relationships, Alliances and Acquisitions — We intend to continue to pursue strategic technology and distribution relationships, alliances and acquisitions that align us with CSPs’ strategic direction to increase revenue-generating services while reducing the cost to deploy and operate their access networks. We believe these relationships, alliances and acquisitions will allow us to grow our footprint and enhance our ability to sell our access systems and software. We developed and invested in the Calix Compatible Program to assure interoperability across the ecosystem of the majority of vendors critical for implementing and delivering new advanced broadband services. This program has more than 70 technology members to date and enables our customers to rapidly deploy proven solutions in their access networks. We work with Cisco to provide GPON solutions in North America and have partnered with Microsoft to ensure successful interoperation between our products and its Mediaroom IPTV application. In addition, our acquisition of Optical Solutions, Inc. in 2006 has provided us with leading fiber access technology that has been integrated into our Unified Access Infrastructure portfolio.

Customers

We operate a differentiated customer engagement model that focuses on direct alignment with our customers through sales, service and support. In order to allocate our product development and sales efforts efficiently, we believe that it is critical to target markets, customers and applications deliberately. We have traditionally targeted CSPs which own, build and upgrade their own access networks and which also value strong relationships with their access systems and software suppliers.

As of December 31, 2009, we had more than 500 customers, the majority of which are based in the United States. The U.S. ILEC market is composed of three distinct “tiers” of carriers, which we categorize based on their subscriber line counts and geographic coverage. Tier 1 CSPs are very large with wide geographic footprints. They have greater than ten million subscriber lines and they generally correspond with the former Regional Bell Operating Companies. Tier 2 CSPs also operate typically within a wide geographic footprint, but are smaller in scale, with subscriber lines that range from approximately one million subscriber lines to approximately eight million subscriber lines. Their service coverage areas are predominantly regional in scope and therefore are often known as Regional Local Exchange Carriers, or RLECs. Tier 3 CSPs consist of over 1,000 predominantly local operators typically focused on a single or a cluster of communities. Often called IOCs, they range in size from a few hundred to approximately half a million subscriber lines. Because of similarities in subscriber line size and focused market footprint, we typically include Competitive Local Exchange Carriers and municipalities in this market segment.

To date, we have focused primarily on Tier 2 and Tier 3 CSPs. As a result, our customers include 13 of the largest 20 ILECs in the United States, as measured by subscriber lines. Our existing customers’ networks serve over 32 million subscriber lines. Representative Tier 2 customers include CenturyTel, Inc. and Embarq Corporation (which merged to form CenturyLink, Inc., or CenturyLink, as of July 1, 2009), Windstream Corp. and TDS Telecommunications Corporation. Our Tier 3 CSP customers have historically accounted for a large percentage of our sales. We also serve new entrants to the access services market who are building their own access networks, including cable MSOs, such as Cox Communications, and municipalities. Moreover, we have entered new geographic markets, such as the Caribbean, where we already have significant deployments in locations such as the Bahamas, Barbados, Dominican Republic, Jamaica and Trinidad and Tobago. We anticipate that we will target CSPs outside North America as part of our expansion strategy.

We have a number of large customers who have represented a significant portion of our sales in a given period. For example, for 2009, CenturyLink and its predecessors Embarq Corporation and CenturyTel, Inc. which we refer to together as CenturyLink, accounted for 38% of our revenue. In 2008, CenturyLink and one other customer accounted for 25% and 11% of our revenue, respectively. In 2007, CenturyLink and another different customer accounted for 22% and 15% of our revenue, respectively.

Some of our customers within the United States use or expect to use government-supported loan programs or grants to finance capital spending. Loans and grants through RUS, which is a part of the United States Department of Agriculture, are used to promote the development of telecommunications infrastructure in rural areas. In addition, the Broadband Stimulus initiatives under the ARRA may also make funds available to certain of our customers.

Sales to customers outside of the United States represented approximately 9% of our revenues for 2009, 16% of our revenues for 2008 and 6% of our revenues for 2007. To date, our sales outside of the United States have predominantly been to customers in the Caribbean.

Customer Engagement Model

We market and sell our access systems and software exclusively through our direct sales force, supported by marketing and product management personnel. Our sales effort is organized either by named accounts or regional responsibilities. Account teams comprise sales managers, supported by sales engineers and account managers, who work to target and sell to existing and prospective CSPs. The sales process includes analyzing their existing networks and identifying how they can utilize our products within their networks. We also offer advice regarding eligibility and also support proposals to the appropriate agencies when we are a material supplier. We believe that our direct customer engagement approach provides us with significant differentiation in the customer sales process by aligning us more closely with our customers’ changing needs.

As part of our sales process, CSPs will usually perform a lab trial or a field trial of our access systems prior to full-scale commercial deployment. This is most common for CSPs purchasing a particular access system for the first time. Upon successful completion, the CSP generally accepts the lab and field trial equipment installed in its network and may continue with deployment of additional access systems. Our sales cycle, from initial contact with a CSP through the signing of a purchase agreement, may, in some cases, take several quarters.

Typically our customer agreements contain general terms and conditions applicable to purchases of our access systems and software. By entering into a customer agreement with us, a customer does not become obligated to order or purchase any fixed or minimum quantities of our access systems and software. Our customers generally order access systems and software from us by submitting purchase orders that describe, among other things, the type and quantities of our access systems and software that they desire to order, the delivery and installation terms and other terms that are applicable to our access systems and software. Customers who have been awarded RUS loans or grants are required to contract under form contracts approved by RUS.

Our direct customer engagement model extends to service and support. Our service and support organization works closely with our customers to ensure the successful installation and ongoing support of our Unified Access Infrastructure portfolio. Our service and support organization provides technical product support and consults with our customers to address their needs. We offer our customers a range of support offerings, including program management, training, installation and post-sales technical support. As a part of our pre-sales effort, our engineers design the implementation of our products in our customers’ access networks to meet their performance and interoperability requirements.

Our U.S.-based technical support organization offers support 24 hours a day, seven days a week. With an active CMS license, customers receive access to telephone support and online technical information, software product upgrades and maintenance releases, advanced return materials authorization and on-site support, if necessary. CMS licenses are renewable on an annual basis. Most of our customers renew their CMS licenses. For customers not under CMS license, support is provided for a fee on a per-incident basis.

Products and Technology

We develop, sell and support carrier-class hardware and software products which we refer to as our Unified Access Infrastructure portfolio. Our Unified Access Infrastructure portfolio enables CSPs to deliver both basic voice and data and advanced broadband services over legacy and next-generation access networks. Our Unified Access Infrastructure consists of the following key features:

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Broad Product Offering — We offer a comprehensive portfolio of access systems and software that is deployed in the portion of the network that extends from the central office or similar facilities to a subscriber’s premises. We sell our access systems in a variety of form factors, modular options and configurations that are important to CSPs. Our network-based products include our C-Series platform, which is our multiservice, multiprotocol access platform, and our Ethernet-focused E-Series platforms, which provide cost-effective, flexible service delivery of IP-based services. Our premises-based offering consists of our P-Series ONTs, which are deployed in combination with our C-Series and E-Series platforms. We offer an extensive line of ONTs to enable our customers to connect to their subscribers across a diverse set of form factors, protocols and functionality requirements.

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Multiservice and Multiprotocol — We develop our products and an extensive offering of service interfaces to ensure CSPs can connect to their subscribers to enable the delivery of basic voice and data or advanced broadband services over copper- and fiber-based network architectures regardless of protocol. Our C-Series platform also enables CSPs to integrate IP and legacy protocols as well as the integration of copper- and fiber-based connectivity in a single chassis. In doing so, the C-Series platform allows CSPs to evolve their access infrastructures over time. Our E-Series platforms are multiservice but focus solely on Ethernet. Our E-Series platforms are well suited for CSPs who are using Ethernet to transform their networks. Our C-Series and E-Series platforms are often, but not required to be, deployed together so that the C-Series platforms can act as a protocol gateway for E-Series platforms.

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Common Operating System Kernel — All of our access systems are interoperable and are designed to be easily deployed and managed together as a single, unified access network. The C7, E7 as well as the E5-300 and E5-400 platform families utilize a common Ethernet kernel, which we refer to as the Ethernet Extensible Architecture, or EXA, that was developed based on industry standard protocols and focused on the needs of the access network. Because our core platforms leverage this common operating system kernel, we can develop, test and introduce new access systems and software rapidly, and enable our customers to deploy advanced broadband services at their desired pace.

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Unified Network Management — Our CMS is server-based network management software capable of overseeing and managing multiple C-Series and E-Series networks. In addition, CMS performs all provisioning, maintenance and troubleshooting operations across disparate access technologies and networks through a common user interface. This enables CSPs to manage and unify the various elements of our Unified Access Infrastructure portfolio as a single, scalable platform. CMS is often integrated by our customers with their back-office systems for billing and provisioning.

Our Unified Access Infrastructure portfolio allows CSPs to transform their legacy and mixed protocol access networks to fiber and Ethernet over time. CSPs often deploy our C-Series and/or E-Series platforms together in central offices or similar facilities to interconnect central offices. Our C-Series platform can act as a protocol gateway when deployed with our E-Series platforms. Our E-Series platforms can be deployed either in central offices, remote network locations, existing cabinets or in customer premises locations depending upon the CSP’s requirements. Both our C-Series and E-Series platforms interoperate with and can terminate network traffic from our P-Series ONTs.

A graphic representation of how the various components of our Unified Access Infrastructure portfolio work together is shown in the network diagram below:

The graphic above depicts how a CSP might deploy our Unified Access Infrastructure portfolio in a CSP network. The network is divided into four segments: (1) the routed core network, (2) the central office and the remote terminal, (3) the node and (4) the subscriber, business or multi-dwelling unit, or MDU, premises. First, voice, video or data content is aggregated by a router in the network core and transferred to a C7 or E7. The content is then sent around a redundant Ethernet transport ring, which operates using the 10 Gigabit Ethernet or Gigabit Ethernet standard. The ring consists of a variety of Calix access platforms, including the C7, the E7 and the E5-400, each of which may be located in other central offices or in remote terminal locations closer to subscribers. Content can be pulled from any one of these locations and delivered either to a Calix platform located at a remote node or directly to a subscriber premises. In the case where content is delivered to another Calix platform, the content can be delivered over a variety of fiber-based technologies, such as 10 Gigabit Ethernet, Gigabit Ethernet or multiple

Gigabit Ethernet, or NxGE. Delivery to the subscriber premises over fiber or copper transmission lines is the final part of the access network. Delivery over fiber lines uses GPON, Active Ethernet or point-to-point Ethernet services, and delivery over copper lines uses DSL services or plain old telephone service, or POTS. Our CMS manages all aspects of the Unified Access Infrastructure portfolio and supports features that allow remote management of equipment across the network, including equipment at the subscriber premises.

Calix C-Series Multiservice, Multiprotocol Access Platform

Our C7 multiservice, multiprotocol access platform, or C-Series platform, is designed to support a wide array of basic voice and data services offered by CSPs, while also supporting advanced, high-speed, packet-based services such as Gigabit Ethernet, GPON and DSL (including very high-speed digital subscriber line 2, or VDSL2, and asymmetrical digital subscriber line 2+, or ADSL2+) and advanced applications like IPTV. In so doing, our C-Series platform facilitates network transformation by integrating the functions required to transport and deliver voice, data and video services over both copper- and fiber-based network architectures. Our C-Series platform is a chassis-based product with 23 line card slots, three of which are used for common logic, switching fabric and uplinks, with the remaining 20 slots available for any service interface card we offer. Our C-Series platform is managed using our CMS. Our high-capacity C-Series platform is flexible and is designed to be deployed in a variety of locations, including central offices, remote terminals, video headends and co-location facilities. Our C-Series platform leverages a common operating system kernel, the EXA, that it shares with most of our E-Series Ethernet service access platforms, or E-Series platforms, allowing for common provisioning and facilitated platform interoperability. The multiprotocol and integrated transport capabilities of our C-Series platform allow it to be deployed as an aggregation or gateway device for our E-Series platforms and P-Series ONTs.

Key technology differentiators of the C-Series platform are:

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Protocol Independent — Our C-Series platform enables the integration of multiple protocols through a system architecture where line cards perform specific protocol processing before converting traffic into fixed length packets that are then processed by a highly scalable packet core.

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High Capacity — Our C-Series platform can enable up to 200 gigabits per second total throughput capacity. It can provide service delivery speeds of up to 10 gigabits per second in network transport rings or directly to subscribers, which is significantly greater than the bandwidth that CSPs are typically providing to their subscribers. This enables CSPs to scale their advanced broadband service offerings over time without the need to change their equipment.

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Flexible Switching Architecture — Our C-Series platform supports a highly scalable 64-byte fixed length packet switch with characteristics similar to high performance routers. All services are converted to packets on line cards allowing our platform to natively switch circuits, cells and packets. As a result, both legacy and advanced packet-based services can be supported simultaneously or uniformly, allowing the C-Series to be deployed as a pure Ethernet delivery platform, a traditional service delivery platform or a hybrid services platform.

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Density — In typical applications, a single 14-inch high C-Series platform shelf can terminate 480 copper-based subscriber connections, or up to 5,120 fiber-to-the premises, or FTTP, subscribers using GPON. This functionality allows up to 2,400 subscribers of advanced broadband services over copper-based networks or over 25,000 subscribers over fiber-based networks to be served out of a single seven-foot rack in the central office.

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Reduced Risk of Technological Obsolescence — As new services and technologies are introduced to the network, our flexible C-Series architecture allows CSPs to add or swap line cards to introduce new functionality into the access system. New services such as IPTV and voice-over-Internet-protocol require new features like Internet Group Management Protocol channel change processing and protocol gateway support, which can easily be added without substantial changes to existing equipment. As a result, equipment purchased by CSPs can have longer useful lives which can reduce CSPs’ capital expenditures.

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Extensive Line Card Offering — Currently our C-Series platform offers 47 line cards that enable a diverse set of trunk and subscriber interfaces, ranging from basic voice service and specialized circuits to advanced broadband services such as packet-based Fast and Gigabit Ethernet, SONET (up to optical carrier-48, or OC-48), VDSL2 and ADSL2+ across multiple copper pairs and GPON. In addition, our C-Series platform supports multiple combinations of service interface cards in any slot at any time. We believe this flexibility provides CSPs the ability to evolve networks toward higher-capacity, packet-based service offerings in a minimally disruptive and cost-effective manner.

The following pictures depict our C-Series platform and sample line cards:

Calix E-Series Ethernet Service Access Platforms

Our E-Series Ethernet service access platforms, or E-Series platforms, consist of both chassis-based and fixed form factor platform families that are designed to support an array of advanced IP-based services offered by CSPs. Our E-Series platforms are designed to be carrier-class and enable CSPs to implement advanced Ethernet transport and aggregation, as well as voice, data and video services over both copper- and fiber-based network architectures. Our E-Series platforms are environmentally hardened and can be deployed in a variety of network locations, including central offices, remote terminals, video headends and co-location facilities. In addition, due to their small size, our E-Series platforms can be installed in confined locations such as remote nodes and multi-dwelling units, or MDUs. As such, our E-Series platforms can be deployed in most competitor and other third-party cabinets. Our E-Series platforms are managed using our CMS and can be deployed in conjunction with our C-Series platform and P-Series ONTs. We believe the deployment flexibility and Ethernet focus of our E-Series platforms make them well suited for CSPs extending Ethernet services and fiber closer to the subscriber premises.

Our E7 is a one rack unit chassis with two line card slots. Our E7 delivers Ethernet services over fiber, including a wide range of GPON, point-to-point Gigabit Ethernet, Active Ethernet and 10 Gigabit Ethernet services. Our other E-Series platform families include the fixed form factor E5-100, E5-300 and E5-400 platform families, which collectively deliver high-speed broadband with interfaces that range from 10 Gigabit Ethernet transport and aggregation to ADSL2+, VDSL2 and point-to-point Gigabit Ethernet and Active Ethernet.

Key technology differentiators of the E-Series platforms are:

•

Standards-Based Switching Architecture — Our E7 as well as E5-300 and E5-400 platform families utilize a common Ethernet kernel, the EXA, that was developed based on industry standard protocols and focused on the needs of the access network. EXA facilitates cross network awareness, installation, management and provisioning for our C-Series platform and our E-Series platforms.

•	Multiservice over Ethernet — Our E-Series platforms enable CSPs to offer high bandwidth, advanced broadband and low latency services across Ethernet over copper- and fiber-based network architectures.

•

Deployment Flexibility — Our E-Series platforms are composed of nine distinct small form factor configurations between 1 and 1.5 rack units in height. The E-Series platforms are designed to deliver operational efficiencies without sacrificing deployment flexibility or service functionality. Our E-Series platforms are optimally sized to deliver high bandwidth services from a central office, remote terminal, remote node or MDU. For CSPs seeking additional flexibility and performance, the E7 is modular and stackable and can be combined with other E7s or other C-Series and E-Series platforms, all of which are managed by our CMS.

•

High Capacity and Reliability — Our E-Series platforms have high data throughput capacity and are designed to meet the demanding bandwidth and low latency requirements of advanced broadband services for residential and business subscribers. Our E-Series platforms support a range of transport options from six 10 Gigabit Ethernet uplinks in the E7 down to redundant Gigabit Ethernet in the E5-100 platform family. Our chassis-based E7 supports a redundant 100 gigabits per second backplane in each deployable module with line cards that further support a minimum of 100 gigabits per second switching capacity. The E7 and the E5-400 platform family also support transparent local area network services and were designed to be Metro Ethernet Forum compliant and to meet NEBS requirements.

•

Broad Array of Advanced Services Support — Our E-Series platforms support a broad array of advanced services. Our E5-100 platform family supports up to 24 VDSL2 and 48 ADSL2+ overlay or combination voice and DSL services ports as well as DSL port bonding, and offers multiple Gigabit Ethernet network uplinks. Our E7 as well as E5-300 and E5-400 platform families support a mix of GPON, Active Ethernet and multiple Gigabit Ethernet and 10 Gigabit Ethernet ports. Line card options include a mix of GPON, point-to-point Gigabit Ethernet and Active Ethernet, and 10 Gigabit Ethernet services, as well as traffic management and queuing, performance monitoring and virtual local area network stacking to support quality of service.

The following pictures depict our E-Series platforms:

Calix P-Series Optical Network Terminals

Our P-Series ONTs consist of a broad range of customer premises solutions, including standards-based ONTs, for residential and business use. Our P-Series ONTs can auto-detect the bandwidth of the network and enable CSPs to change line rates and features without expensive truck rolls or hardware replacements. Our family of ONTs are designed to support advanced broadband services, such as IPTV, RF video, business services and mobile backhaul. The design and flexibility of the P-Series allows CSPs to lower initial capital expenditures as well as reduce operational costs. To meet the deployment and service requirement needs of CSPs, we currently offer 30 ONT models available in a variety of form factors tailored to multiple deployment scenarios, including single homes, MDUs, businesses and cellular towers as illustrated below:

.

Calix Management System

Our CMS is server-based network management software which enables CSPs to remotely manage their access networks and scale bandwidth capacity to support advanced broadband services and video. Our CMS is capable of overseeing and managing multiple standalone networks and performs all provisioning, maintenance and troubleshooting operations for these networks across our entire product portfolio. Additionally, our CMS is designed to scale from small networks to large, geographically dispersed networks consisting of hundreds or even thousands of our access systems. Our CMS provides an enhanced graphic user interface and delivers a detailed view and interactive control of various management functions, such as access control lists, alarm reporting and security. For very large CSPs, our CMS can be used in conjunction with operational support systems to manage large, global networks with tens of millions of subscribers. Our CMS is scalable to support large networks and enables integration into the other management systems of our customers. For smaller CSPs, our CMS operates as a standalone element management system, managing service provisioning and network troubleshooting for hundreds of independent C-Series and E-Series networks consisting of thousands of shelves and P-Series ONTs.

We offer CSPs a graphical user interface-based management software for provisioning and troubleshooting a service, and the capacity for bulk provisioning and reporting for thousands of elements simultaneously. Our CMS also has open application programming interfaces which allow third-party software developers to extend our functionality to include home provisioning, remote troubleshooting and applications monitoring and management. The following pictures are sample screenshots illustrating CMS functionality and variety of third-party applications:

Research and Development

Continued investment in research and development is critical to our business. Our research and development team is composed of engineers with expertise in hardware, software and optics. Our team of engineers is primarily based in our Petaluma, California headquarters and Minneapolis, Minnesota facility, with additional engineers located in Acton, Massachusetts. Our research and development team is responsible for designing, developing and enhancing our hardware and software platforms, performing product and quality assurance testing and ensuring the compatibility of our products with third-party hardware and software products. We have made significant investments in our Unified Access Infrastructure portfolio. We intend to continue to dedicate significant resources to research and development and to develop new product capabilities to support the performance, scalability and management of our Unified Access Infrastructure portfolio. We outsource a portion of our quality assurance and cost reduction engineering to a dedicated team of engineers based in Nanjing, China. We also outsource a portion of our software development to a team of software engineers based in Shenyang, China. For 2007, 2008 and 2009, our research and development expenses totaled $44.4 million, $44.3 million and $46.1 million, respectively.

Manufacturing

We work closely with third parties to manufacture and deliver our products. Our manufacturing organization consists primarily of supply chain managers, new product introduction personnel and test engineers. We outsource our manufacturing and order fulfillment and tightly integrate supply chain management and new product introduction activities. We primarily utilize Flextronics International Ltd., as our contract manufacturer. Our relationship with Flextronics allows us to conserve working capital, reduce product costs and minimize delivery lead times while maintaining high product quality. Generally, new product introduction occurs in Flextronics’ Milpitas, California facility. Once product manufacturing quality and yields reach a satisfactory level, volume production and testing of circuit board assemblies, chassis and fan trays occur in Shanghai, China. Final system and cabinet assembly, testing and order fulfillment for the multiservice access and multiservice over Ethernet product lines are performed in Flextronics’ facilities in Guadalajara, Mexico. Order fulfillment for the ONT product line is performed by Pegasus Logistics Group in Coppell, Texas. We also evaluate and utilize other vendors for various portions of our supply chain from time to time, including order fulfillment of our circuit boards. This model allows us to operate with low inventory levels while maintaining the ability to scale quickly to handle increased order volume.

Product reliability is essential for our customers, who place a premium on continuity of service for their subscribers. We perform rigorous in-house quality control testing to help ensure the reliability of our systems. Our internal manufacturing organization designs, develops and implements complex test processes to help ensure the quality and reliability of our products.

Despite outsourcing manufacturing operations for cost-effective scale and flexibility, the manufacturing of our products by contract manufacturers is a complex process and involves certain risks, including the potential absence of adequate capacity, the unavailability of or interruptions in access to certain process technologies, and reduced control over delivery schedules, manufacturing yields, quality and costs. As such, we may experience production problems or manufacturing delays in the future. Additionally, shortages in components that we use in our systems are possible and our ability to predict the availability of such components may be limited. Some of these components are available only from single or limited sources of supply. Our systems include some components that are proprietary in nature and only available from a single source, as well as some components that are generally available from a number of suppliers. The lead times associated with certain components are lengthy and preclude rapid changes in product specifications or delivery schedules. In some cases, significant time would be required to establish relationships with alternate suppliers or providers of proprietary components. We generally do not have long-term contracts with component providers that guarantee supply of components or their manufacturing services. If we experience any difficulties in managing relationships with our contract manufacturers, or any interruption in our own or our contract manufacturers operations or if a supplier is unable to meet our needs, we may encounter manufacturing delays that could impede our ability to meet our customers’ requirements and harm our business, operating results and financial condition. Our ability to deliver products in a timely manner to our customers would be materially adversely impacted if we needed to qualify replacements for any of a number of the components used in our systems.

To date, we have not experienced significant delays or material unanticipated costs resulting from the use of our contract manufacturers. Additionally, we believe that our current contract manufacturers and our facilities can accommodate an increase in capacity for production sufficient for the foreseeable future.

Intellectual Property

Our success depends upon our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, as well as customary contractual protections. In addition, we generally control access to and the use of our proprietary technology and other confidential information. This protection is accomplished through a combination of internal and external controls, including contractual protections with employees, contractors, customers and partners, and through a combination of U.S. and international copyright laws.

As of December 31, 2009, we held 22 U.S. patents expiring between 2015 and 2026, and had 32 pending U.S. patent applications. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims. Additionally, any patents granted to us may be contested, circumvented or invalidated over the course of our business, and we may not be able to prevent third parties from infringing these patents.

We believe that the frequency of assertions of patent infringement is increasing as patent holders, including entities that are not in our industry and who purchase patents as an investment or to monetize such rights by obtaining royalties, use such actions as a competitive tactic as well as a source of additional revenue. Any claim of infringement from a third party, even those without merit, could cause us to incur substantial costs defending against such claims and could distract our management from running our business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from selling our systems. In addition, we might be required to seek a license for the use of such intellectual property, which may not be available on commercially reasonable terms or at all. Alternatively, we may be required to develop non-infringing technology, which would require significant effort and expense and may ultimately not be successful.

Competition

The communications access equipment market is highly competitive. Competition in this market is based on any one or a combination of the following factors:

•	price;

•	functionality;

•	existing business and customer relationships;

•	the ability of products and services to meet customers’ immediate and future network requirements;

•	product quality;

•	installation capability;

•	service and support;

•	scalability; and

•	manufacturing capability.

We compete with a number of companies within markets that we serve and we anticipate that competition will intensify. Alcatel-Lucent S.A., formed by the 2006 merger of Alcatel S.A. and Lucent Technologies, Inc. Technologies, represents our largest and most direct competitor. Alcatel-Lucent S.A. enjoys strong supplier relationships with the largest U.S. ILECs, commands the leading market share position in DSL access multiplexers, and has a broad international business. Other established suppliers with which we compete include ADTRAN, Inc., LM Ericsson Telephone Company, Motorola, Inc. and Tellabs, Inc. There are also a number of smaller companies with which we compete in various geographic or vertical markets, including Enablence Technologies Inc., Occam Networks, Inc. and Zhone Technologies, Inc. While most of these smaller competitors lack broad national scale and product portfolios, they can offer strong competition on a deal-by-deal basis. We have also begun to see competition from foreign suppliers, such as Huawei Technologies Co., Ltd., in the Caribbean and other select international geographies.

Competition in the communications access equipment market is dominated by a small number of large, multi-national corporations. Many of our competitors have substantially greater name recognition and technical, financial and marketing resources, and greater manufacturing capacity, as well as better established relationships with CSPs, than we do. Many of our competitors have greater resources to develop products or pursue acquisitions, and more experience in developing or acquiring new products and technologies and in creating market awareness for these products and technologies. In addition, a number of our competitors have the financial resources to offer competitive products at below market pricing levels that could prevent us from competing effectively. Further, a number of our competitors have built long-standing relationships with some of our prospective customers and provide financing to customers and could, therefore, have an advantage in selling products to those customers.

Government Funding Initiatives

Many of our customers fund deployment of and improvements to telecommunications network infrastructure using government funds. In the United States, CSPs are required under the Federal Communications Commission’s rules to contribute a percentage of their revenues to the federal Universal Service Fund. These funds are distributed as subsidies to CSPs serving rural subscribers that are expensive to reach as well as to low-income consumers, schools and libraries, and rural health care facilities. RUS administers programs to promote the development of telecommunications infrastructure in rural areas through loans, loan guarantees and grants. Some of our customers have been awarded RUS loans, and we have provided the network equipment for such projects. As a contractor to an RUS loan recipient, in most cases we are required to obtain RUS approval for each of our products used in RUS-funded projects. We may experience delays in recognizing revenue under applicable revenue recognition rules from government-funded contracts.

In February 2009, the U.S. Congress passed the ARRA, which appropriated funds to assist in economic recovery in the United States. Approximately $7.2 billion of these funds were set aside as Broadband Stimulus funds for supporting the proliferation, adoption and tracking of broadband services across the United States. The Broadband Stimulus programs are administered by RUS and the National Telecommunications and Information Administration, which is part of the U.S. Department of Commerce. Under the ARRA, funds must be awarded by September 30, 2010. Awards under the Broadband Stimulus programs have been and will be issued between December 2009 and September 2010. Funded projects must be two-thirds complete within two years of the award and complete within three years of the award. Therefore, all funds that are awarded are expected to be expended by September 2013. Many of our customers have submitted Broadband Stimulus funding applications for broadband network infrastructure projects; however, we cannot determine what impact the Broadband Stimulus funds will have on our business. In the event these customers are awarded funds and select us as their preferred communications access systems vendor, our operating results and financial condition could be positively impacted. However, the revenue recognition guidelines related to sales to CSPs who have received Broadband

Stimulus funds may create uncertainties around the timing of our revenue, which could adversely affect our operating results.

Employees

As of December 31, 2009, we employed a total of 407 people. Most of our employees are located in North America. None of our employees is represented by a labor union with respect to his or her employment with us. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

Properties

Our corporate headquarters are located in Petaluma, California. These offices are approximately 82,000 square feet. The lease for this property expires in February 2014.

In addition to our headquarters, we lease approximately 33,300 square feet of office space in Minneapolis, Minnesota under a lease that expires in March 2014 and approximately 6,200 square feet of office space in Acton, Massachusetts under a lease that expires in February 2011.

We believe that our facilities are in good condition and are generally suitable to meet our needs for the foreseeable future; however, we will continue to seek additional space as needed, and we believe this space will be available on commercially reasonable terms.

Legal Proceedings

From time to time, we are involved in various legal proceedings arising from the normal course of business activities. We are not presently a party to any legal proceedings which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, operating results or financial condition.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages and positions of our executive officers and directors as of December 31, 2009:

Name	Age	Position(s)
Carl Russo	53	President, Chief Executive Officer and Director
Kelyn Brannon-Ahn	51	Executive Vice President and Chief Financial Officer
Tony Banta	62	Senior Vice President, Manufacturing Operations
John Colvin	46	Vice President, North American Field Operations
Kevin Pope	52	Senior Vice President, Product Development
Roger Weingarth	55	Executive Vice President and Chief Operating Officer
Don Listwin(2)(3)	50	Director and Chairman of the Board
Michael Ashby	60	Director
Michael Everett(1)(3)	60	Director
Paul Ferris	39	Director
Robert Finzi	56	Director
Michael Flynn(1)(2)	61	Director
Adam Grosser(1)(3)	48	Director
Michael Marks(2)	59	Director

(1)	Member of audit committee
(2)	Member of compensation committee
(3)	Member of nominating and corporate governance committee

Executive Officers

Carl Russo has served as our president and chief executive officer since December 2002 and as a member of our board of directors since December 1999. From November 1999 to May 2002, Mr. Russo served as vice president of optical strategy and group vice president of optical networking of Cisco. From April 1998 to October 1999, Mr. Russo served as president and chief executive officer of Cerent Corporation, which was acquired by Cisco. From April 1995 to April 1998, Mr. Russo served in various capacities, most recently as chief operating officer, at Xircom, Inc., which was acquired by Intel Corporation. Previously, Mr. Russo served as senior vice president and general manager for the hyperchannel networking group of Network Systems Corporation and as vice president and general manager of the data networking products division of AT&T Paradyne Corporation. Mr. Russo also serves on the board of directors of the Alliance for Telecommunications Industry Solutions, a telecommunications standards organization. Mr. Russo attended Swarthmore College and serves on its board of managers. As our president and chief executive officer, Mr. Russo brings expertise and knowledge regarding our business and operations to our board of directors. He also brings to our board of directors an extensive background in the telecommunications and networking technology industries.

Kelyn Brannon-Ahn has served as our executive vice president and chief financial officer since April 2008. From July 2004 to April 2008, Ms. Brannon-Ahn served as executive vice president and chief financial officer of Calypso Technology, Inc., an application software provider for the capital markets industry. From August 2003 to July 2004, Ms. Brannon-Ahn served as chief financial officer of Arzoon, Inc., a provider of logistics and transportation management software. From November 2000 to July 2003, Ms. Brannon-Ahn served in various capacities at Creative Planet, Inc. (also known as Movie Magic Technologies, Inc. and Studio Systems, Inc.), including chief financial officer, president and chief executive officer. Previously, Ms. Brannon-Ahn served in senior finance positions at Fort Point Partners, Inc., Amazon.com, Inc., Sun Microsystems, Inc., Lexmark International, Inc. and Ernst & Young LLP.

Ms. Brannon-Ahn is a Certified Public Accountant and a member of The American Institute of Certified Public Accountants. Ms. Brannon-Ahn holds a Bachelor of Arts degree in Political Science from Murray State University.

Tony Banta has served as our senior vice president of manufacturing operations since April 2009. From July 2007 to April 2009, Mr. Banta served as our vice president of manufacturing. From September 2005 to July 2007, Mr. Banta served as our director of global supply chain management. From September 1995 to June 2005, Mr. Banta served in various capacities at Cisco, including vice president of worldwide operations. From March 1993 to September 1995, Mr. Banta served as vice president of manufacturing at Grand Junction Networks, Inc. Previously, Mr. Banta served in senior management positions, including vice president of manufacturing at Vitalink Communications Corporation and Teledyne MEC. Mr. Banta holds a Master of Business Administration degree from Golden Gate University, a Master of Science Degree in Aeronautical Engineering from Wichita State University and a Bachelor of Science degree in Aeronautics from San Jose State College. Mr. Banta also served ten years in the United States Air Force.

John Colvin has served as our vice president of North American field operations since March 2004. From November 1999 to March 2004, Mr. Colvin served in numerous leadership positions at Cisco, including senior director of business development and operations director in service provider sales. From January 1999 to October 1999, Mr. Colvin served as director of national carrier sales of Cerent Corporation. Previously, Mr. Colvin served in various capacities at Alcatel S.A. for eight years, most recently as account vice president for AT&T. Before that, Mr. Colvin worked as an engineer at Rockwell International Corporation and NEC America, Inc. Mr. Colvin holds a Bachelor of Science degree in Electrical Engineering from Texas A&M University.

Kevin Pope has served as our senior vice president of product development since January 2009. From September 2005 to January 2009, Mr. Pope served as vice president of engineering of Hammerhead Systems, Inc., a metro Ethernet aggregation switching equipment company. In September 1999, Mr. Pope founded Mahi Networks, Inc., a core network integrated time division multiplexing/data switching equipment company, and served as its vice president of engineering until September 2005. From June 1988 to September 1999, Mr. Pope served as vice president of development engineering of Applied Digital Access, Inc. Mr. Pope holds a Master of Business Administration degree from San Diego State University, a Master of Science degree in Electrical Engineering and Computer Science from the University of California, Berkeley and a Bachelor of Science degree in Electrical Engineering from the University of Minnesota.

Roger Weingarth has served as our executive vice president and chief operating officer since July 2007. From February 2006 to July 2007, Mr. Weingarth served as our senior vice president of product and manufacturing operations and from March 2003 to February 2006, as our vice president of operations. From March 2002 to March 2003, Mr. Weingarth served as president and chief executive officer of Arista Networks, Inc. From June 1998 to February 2002, Mr. Weingarth served as president and chief operating officer of Optical Solutions, Inc. Previously, Mr. Weingarth served in senior management roles at Centron DPL Company, Inc., Switched Network Technologies, Inc., Network Systems Corporation and AT&T/NCR Corporation. Mr. Weingarth holds a Master of Business Administration degree from the University of Minnesota and a Bachelor of Arts degree in Business Administration from Bethel College.

Board of Directors

Don Listwin has served on our board of directors since January 2007 and has served as chairman of our board of directors since July 2007. In October 2004, Mr. Listwin founded Canary Foundation, a non-profit organization devoted to the early detection of cancer, and has since then served as its chairman. From January 2008 to January 2009, Mr. Listwin served as chief executive officer of Sana Security, Inc., a security software company, which was acquired by AVG Technologies. From September 2000 to October 2004, Mr. Listwin served as chief executive officer of Openwave Systems Inc., a leader in mobile internet infrastructure software. From August 1990 to September 2000, he served in various capacities at Cisco, most recently as executive vice president. Mr. Listwin currently serves on the board of directors of Sana Security, Inc., Genologics Life Sciences Software Inc. and Stratos Product Development LLC, each a privately-held company. During the past five years, Mr. Listwin formerly served on the board of directors of Openwave Systems Inc., a global software solutions provider, and JDS Uniphase Corporation, a provider of communications test and measurement solutions and optical products, each a publicly-held company, and TIBCO Software Inc., Redback Networks, Inc., Software.com Pty Ltd., Phone.com LLC and E-Tek Dynamics Inc., each a privately-held company. Mr. Listwin is a member of the board of trustees of the Fred Hutchinson Cancer Research Center, a non-profit organization, the board of scientific advisors of the National Cancer Institute, a research and development center, and the board of directors of the Public Library of Science, a non-profit organization. Mr. Listwin holds an honorary Doctorate of Law degree from the University of Saskatchewan and a Bachelor of Science degree in Electrical Engineering from the University of Saskatchewan. Mr. Listwin brings over 20 years of experience in the networking industry to our board of directors.

Michael Ashby has served on our board of directors since January 2006. From December 2002 to April 2008, Mr. Ashby served as our chief financial officer. From November 1999 to July 2001, Mr. Ashby served as vice president of finance of Cisco. From February 1999 to October 1999, Mr. Ashby served as chief financial officer of Cerent Corporation. From September 1997 to January 1999, Mr. Ashby served as executive vice president and chief financial officer of Ascend Communications Inc., which was acquired by Lucent Technologies, Inc. Prior to that, Mr. Ashby served as chief financial officer of Pacific Telesis Enterprise Group, a division of Pacific Telesis Group, Inc. which was later acquired by SBC Communications. Mr. Ashby has also served as chief executive officer of Network Systems Corporation and served in a senior management position at Teradata Corporation. During the past five years, Mr. Ashby formerly served on the board of directors of Sierra Monolithics, Inc., a privately-held fabless mixed signal design company for communications systems. He currently serves on the board of directors of Canary Foundation, including as chairman of the audit committee. Mr. Ashby brings to our board of directors expertise in finance as well as over 20 years of experience in financial management and investor relations for both public and privately-held technology companies.

Michael Everett has served on our board of directors since August 2007. From May 2007 until his retirement in December 2008, Mr. Everett served as vice president of finance at Cisco. From April 2003 to May 2007, Mr. Everett was chief financial officer of WebEx Communications, Inc., a web collaboration service provider that was acquired by Cisco. From 2001 to 2003, Mr. Everett served as chief financial officer of Bivio Networks, Inc., a network appliance company. In 2001, Mr. Everett served as chief financial officer of VMware, Inc., an infrastructure software company. From February 1997 to November 2000, Mr. Everett served as executive vice president and chief financial officer of Netro Corporation. From August 1988 to August 1993, Mr. Everett served as senior vice president and chief financial officer of Raychem Corporation. Before joining Raychem Corporation, Mr. Everett served as a partner of Heller, Ehrman, White & McAuliffe LLC. During the past five years, Mr. Everett formerly served on the board of directors of Broncus Technologies, Inc., a privately-held medical technology company, including as chairman of the audit committee and member of the compensation committee. He also served on the board of directors of the Northern California and Northern Nevada chapter of the Alzheimer’s Association, a non-profit organization, and Self-Help for the Elderly, a non-profit organization. Mr. Everett holds a Juris Doctor degree from the University of Pennsylvania Law School and a Bachelor of Arts degree in History from Dartmouth College. Mr. Everett is licensed to practice law in California and in New York and was named chief financial officer of the year by San Francisco Business Times in 2007. Mr. Everett brings to our board of directors his background as a lawyer as well as over 30 years of experience in senior management and financial operations at communications technology companies.

Paul Ferris has served on our board of directors since June 2000. In April 2000, Mr. Ferris co-founded Azure Capital Partners and has since then served as a general partner of Azure Capital Partners, a venture capital firm. Prior to joining Azure Capital Partners, Mr. Ferris worked at several investment banks, including Credit Suisse First Boston, where he served as the global head of the communications investment banking group, and at Deutsche Bank Securities and Morgan Stanley, where he focused on communications infrastructure and hardware companies. Mr. Ferris currently serves on the board of directors of Cyan Optics, Inc. and Phanfare, Inc., each a privately-held company. During the past five years, Mr. Ferris formerly served on the board of directors of Personeta, Inc. and Crimson Microsystems, Inc., each a privately-held company. Mr. Ferris holds Bachelor of Arts degrees in Computer Science and English from Amherst College. As a venture capitalist, Mr. Ferris brings to our board of directors broad experience in advising and managing technology companies, including expertise in capital raising, strategic transactions, financial budgeting and reporting, strategy and operations, recruiting and compensation.

Robert Finzi has served on our board of directors since August 2009. In May 1991, Mr. Finzi joined Sprout Group, a venture capital firm and since November 2003, has served as co-managing partner. From October 1984 to May 1991, Mr. Finzi was a partner of Merrill Lynch Venture Capital, a venture capital firm, and was promoted to general partner in 1985. From May 1983 to October 1984, Mr. Finzi was an associate at Menlo Ventures, a venture capital firm. From August 1976 to August 1981, Mr. Finzi was a consultant at Arthur Andersen’s Administrative Services Division, a consultancy now known as Accenture LTD. Mr. Finzi currently serves on the board of directors of Aurora Networks, Inc., CyOptics, Inc. and TradeBeam, Inc., each a privately-held company. During the past five years, Mr. Finzi previously served on the board of directors of Viteos Mauritius Limited, Teachscape, Inc. and Concur Technologies, Inc. (including as a member of its compensation committee), each a privately-held company, and LeftHand Networks Inc. (which was acquired by Hewlett-Packard Company) and Watchfire Corporation (which was acquired by IBM), each a privately-held company when Mr. Finzi served on its board of directors. Mr. Finzi holds a Master of Business Administration degree from Harvard Business School, where he received the Baker Scholar Designation, a Master of Science degree in Industrial Engineering from Lehigh University and a Bachelor of Science degree in Industrial Engineering from Lehigh University. Mr. Finzi brings to our board of directors extensive experience in financial management, operations and reporting and management information systems.

Michael Flynn has served on our board of directors since July 2004. From June 1994 until his retirement in April 2004, Mr. Flynn served in various capacities at Alltel Corporation, a telecommunications provider. His most recent position at Alltel Corporation was group president. Mr. Flynn currently serves on the board of directors of Airspan Networks Inc., a publicly-held vendor of wireless products and solutions, and iLinc Communications, Inc., a publicly-held provider of web conferencing software and services including as a member of the audit committee and the governance committee of each, as well as Standard Renewable Energy, LP and Deli Planet Inc., each a privately-held company. During the past five years, Mr. Flynn formerly served on the board of directors of Webex Communications, Inc. and Equity Media Holdings Corporation, each a publicly-held company, and GENBAND Inc., a privately-held company. Mr. Flynn served on the audit committee and the compensation committee of Webex Communications, Inc. and the governance committee and the compensation committee of Equity Media Holdings Corporation. Mr. Flynn holds a Bachelor of Science degree in Industrial Engineering from Texas A&M University. Mr. Flynn brings to our board of directors extensive experience in advising and managing companies in the technology and telecommunications industries. He also has expertise in public company corporate governance.

Adam Grosser has served on our board of directors since May 2009. Since September 2000, Mr. Grosser has served as a general partner of Foundation Capital, a venture capital firm. From May 1996 to May 1999, Mr. Grosser was president of the subscriber networks division at Excite@Home. From December 1993 to January 1996, Mr. Grosser served as co-founder, president and chief executive officer of Catapult Entertainment, Inc. From August 1984 to November 1993, Mr. Grosser served in engineering and management capacities at Apple Computer, Lucasfilm Ltd. and Sony Corporation of America. Mr. Grosser currently serves on the board of directors of EnerNOC, Inc., a publicly-held provider of clean and intelligent energy solutions, as well as Control4 Corporation, Conviva, Inc., GridIron Systems Inc., Numerate, Inc., Sentient Energy, Inc., SiBEAM, Inc. and Silver Spring Networks, Inc., each a privately-held company. Mr. Grosser serves on the nominating and corporate governance committee and the compensation committee of EnerNOC. During the past five years, he formerly served on the board of directors of Rohati Systems, Inc., which was acquired by Cisco, and Naverus, Inc., which was acquired by GE Aviation. Mr. Grosser holds a Master of Science degree in Engineering, a Master of Business Administration degree and a Bachelor of Science degree in Design Engineering from Stanford University. Mr. Grosser brings to our board of directors extensive experience in advising technology startup companies as well as counseling boards of directors and senior management regarding corporate governance, compliance and business operations.

Michael Marks has served on our board of directors since August 2009. In March 2007, Mr. Marks founded Riverwood Capital, a private equity firm, and has since then served as a partner. From January 2007 to December 2007, Mr. Marks served as a senior advisor of, and from January 2006 to December 2006, as a partner of, Kohlberg Kravis Roberts & Co. From January 2006 to January 2007, Mr. Marks served as chairman of, and from January 2004 to December 2005, as chief executive officer of, Flextronics International Ltd. Mr. Marks currently serves on the board of directors of SanDisk Corporation, a publicly-held supplier of flash memory data storage products, and Schlumberger Limited, a publicly-held oilfield services provider, including as a member of the nominating and governance committee and the compensation committee of each company. Mr. Mark also serves on the board of directors of Virtual Instruments and Aptina Imaging Technologies, Inc., each a privately-held company. During the past five years, he previously served on the board of directors of Sun Microsystems, Inc., including as a member of the audit committee, and Zappos.com, Inc. Mr. Marks is a member of the board of directors of V Foundation for Cancer Research and National Parks Conservation Association, each a non-profit organization. Mr. Marks holds a Master of Business Administration degree from Harvard Business School, and a Bachelor of Arts degree and a Master of Arts degree from Oberlin College. Mr. Marks brings to our board of directors expertise in manufacturing operations. Mr. Marks also has extensive experience in operating, managing and advising technology companies.

Leadership Structure of the Board

In accordance with our bylaws, our board of directors appoints our officers, including our chief executive officer. Our board of directors does not have a policy on whether the role of the chairman and chief executive officer should be separate and, if it is to be separate, whether the chairman should be selected from the non-employee directors or be an employee and if it is to be combined, whether a lead independent director should be selected. However, our board of directors is committed to corporate governance practices and values independent board oversight as an essential component of strong corporate performance. For example, seven of our nine directors qualify as independent according to the rules and regulations of the New York Stock Exchange. In September 2009, our board of directors undertook a review of the independence of each director and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that Messrs. Everett, Ferris, Finzi, Flynn, Grosser, Listwin and Marks, representing seven of our nine directors, are independent directors as defined under the listing requirements of the New York Stock Exchange, constituting a majority of independent directors of our board of directors as required by the New York Stock Exchange rules. In addition, our corporate governance guidelines require that our directors meet in executive session without management directors or management present on a regularly scheduled basis, but not less than two times a year. Also, our nominating and corporate governance committee periodically reviews and recommends to our board of directors the leadership structure of our board of directors. Currently, we separate the roles of chief executive officer and chairman in recognition of the differences between the two roles. The chief executive officer is responsible for setting the strategic direction for our company and the day-to-day leadership and performance of our company, while the chairman provides guidance to the chief executive officer and management and sets the agenda for board meetings and presides over meetings of the full board of directors. Mr. Russo, our chief executive officer, is an employee of our company and is therefore not “independent” under the rules of the New York Stock Exchange. Mr. Listwin, our chairman, is an independent director, as defined under the rules of the New York Stock Exchange. Our board of directors believes that the current board leadership structure is best for our company and our stockholders at this time.

Board Composition

Upon the completion of this offering, our board of directors will consist of nine members.

In accordance with our amended and restated certificate of incorporation, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	The Class I directors will be Messrs. Ferris, Finzi and Marks and their terms will expire at the annual general meeting of stockholders to be held in 2011;

•	The Class II directors will be Messrs. Ashby, Flynn and Russo and their terms will expire at the annual general meeting of stockholders to be held in 2012; and

•	The Class III directors will be Messrs. Everett, Grosser and Listwin and their terms will expire at the annual general meeting of stockholders to be held in 2013.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Voting Arrangements

Pursuant to our amended and restated voting agreement that we entered into with certain holders of our common stock and certain holders of our convertible preferred stock:

•

the holders of our Series A convertible preferred stock, Series B convertible preferred stock, Series C convertible preferred stock and Series D convertible preferred stock, voting together as a single class and on an as-converted to common stock basis, have the right to nominate a director to our board of directors;

•	the holders of our Series E convertible preferred stock have the right to nominate a director to our board of directors;

•

the holders of our Series H convertible preferred stock have the right to nominate a director to our board of directors and such nominee is subject to further approval by a majority of our board of directors;

•	Foundation Capital and its affiliates have the right to nominate a director to our board of directors;

•	Meritech Capital Partners, L.P. and its affiliates have the right to nominate a director to our board of directors, who is reasonably acceptable to our board of directors;

•	our then-incumbent chief executive officer has the right to be nominated to serve on our board of directors;

•	the holders of a majority of our common stock have the right to nominate a director to our board of directors; and

•	the majority of the then-serving members of our board of directors have the right to nominate two directors to our board of directors,

and the holders of our common stock and convertible preferred stock who are parties to the voting agreement are obligated to vote for such nominee. The provisions of this voting agreement will terminate upon the completion of this offering and there will be no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or appointed, or the earlier of their death, resignation or removal.

Oversight of Risk Management

Our board of directors has an active role, as a whole and also at the committee level, in overseeing management of our risks. The board of directors is responsible for general oversight of risks and regularly reviews information regarding our risks, including credit risks, liquidity risks and operational risks, as well as the risks associated with each. Our compensation committee is responsible for overseeing the management of risks relating to our company’s executive compensation plans and arrangements. Our audit committee is responsible for overseeing management of our risks relating to accounting matters, financial reporting and legal and regulatory compliance. Our nominating and corporate governance committee is responsible for overseeing management of our risks associated with the independence of our board of directors and potential conflicts of interest. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, our entire board of directors is regularly informed through committee reports about such risks.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and governance committee, each of which have the composition and responsibilities described below.

Audit Committee

Our audit committee is comprised of Messrs. Everett, Flynn and Grosser, each of whom is a non-employee member of our board of directors. Mr. Everett is our audit committee chairman and is our audit committee financial expert, as currently defined under the SEC rules. Our board of directors has determined that each of Messrs. Everett, Flynn and Grosser is independent within the meaning of the applicable SEC rules and the listing standards of the New York Stock Exchange.

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee evaluates the independent registered public accounting firm’s qualifications, independence and performance; determines the engagement of the independent registered public accounting firm; reviews and approves the scope of the annual audit and the audit fee; discusses with management and the independent registered public accounting firm the results of the annual audit and the review of our quarterly consolidated financial statements; approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent registered public accounting firm on the Calix engagement team as required by law; reviews our critical accounting policies and estimates; oversees our internal audit function and annually reviews the audit committee charter and the committee’s performance. The audit committee will operate under a written charter that will satisfy the applicable standards of the SEC and the New York Stock Exchange.

Compensation Committee

The current members of our compensation committee are Messrs. Flynn, Listwin and Marks, each of whom is a non-employee member of our board of directors. Mr. Flynn is our compensation committee chairman. Our board of directors has determined that each of the directors serving on our compensation committee is independent within the meaning of the listing standards of the New York Stock Exchange.

Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers and employees. The compensation committee reviews and approves corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives, and sets the compensation of these officers based on such evaluations. The compensation committee will also administer the issuance of stock options and other awards under our stock plans. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter. The compensation committee will operate under a written charter that will satisfy the applicable standards of the SEC and the New York Stock Exchange.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. Grosser, Listwin and Everett, each of whom is a non-employee member of our board of directors. Mr. Grosser is the chairman of our nominating and corporate governance committee. Our board of directors has determined that each of the directors serving on our nominating and corporate governance committee is independent within the meaning of the listing standards of the New York Stock Exchange.

Our nominating and corporate governance committee will be responsible for making recommendations regarding candidates for directorships and the size and composition of our board. In addition, the nominating and corporate governance committee will be responsible for overseeing our corporate governance guidelines and reporting and making recommendations concerning governance matters. The nominating and corporate governance committee will operate under a written charter that will satisfy the applicable standards of the SEC and the New York Stock Exchange.

Our nominating and corporate governance committee is responsible for reviewing with our board of directors, on an annual basis, the appropriate characteristics, skills and experience required for our board of directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current board members), our nominating and corporate governance committee, in recommending candidates for election, and our board of directors, in approving (and, in the case of vacancies, appointing) such candidates, takes into account many factors, including: diversity of personal background, perspective and experience; personal and professional integrity, ethics and values; experience in corporate management, operations or finance, such as serving as an officer or former officer of a publicly-held company; experience in our industry and with relevant social policy concerns; experience as a board member of another publicly-held company; academic expertise in an area of our operations; diversity of business or career experience relevant to the success of our company; and practical and mature business judgment. Our board of directors evaluates each individual in the context of our board of directors as a whole, with the objective of assembling a group that can best perpetuate the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has at any time during the past year been an officer or employee of ours. None of our executive officers currently serves or in the past year has served as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving on our board of directors or compensation committee.

Risk Assessment and Compensation Practices

Our management assessed and discussed with our compensation committee our compensation policies and practices for our employees as they relate to our risk management and, based upon this assessment, we believe that any risks arising from such policies and practices are not reasonably likely to have a material adverse effect on us in the future.

Our employees’ base salaries are fixed in amount and thus we do not believe that they encourage excessive risk-taking. While performance-based cash bonuses and sales commissions focus on achievement of short-term or annual goals, which may encourage the taking of short-term risks at the expense of long-term results, we believe that our internal controls help mitigate this risk and our performance-based cash bonuses and sales commissions are limited, representing a small portion of the total compensation opportunities available to most employees. We also believe that our performance-based cash bonuses and sales commissions appropriately balance risk and the desire to focus our employees on specific short-term goals important to our success, and do not encourage unnecessary or excessive risk-taking.

A significant proportion of the compensation provided to our employees, and nearly all of the compensation provided to Mr. Russo, is in the form of long-term equity-based incentives that are important to help further align our employees’ interests with those of our stockholders. We do not believe that these equity-based incentives encourage unnecessary or excessive risk taking because their ultimate value is tied to our stock price.

The statements regarding the risks arising from our compensation policies and practices contain forward-looking statements that involve substantial risks and uncertainties. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.

Code of Business Conduct and Ethics

We have a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Following the completion of this offering, the code of business conduct and ethics will be available on our website at www.calix.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Director Compensation

2009

In January 2009, our board of directors adopted a compensation policy pursuant to which non-employee directors who were not affiliated with our significant stockholders received the following retainers for service on our board of directors during 2009:

•	Don Listwin—$27,750;

•	Michael Everett—$36,000;

•	Michael Flynn—$30,000;

•	Michael Ashby—$30,000; and

•	Michael Marks—$6,750.

In accordance with our director compensation policy, on January 27, 2009 we granted each of Mr. Flynn and Mr. Listwin an annual option to purchase 4,666 shares of our common stock with a per share exercise price equal to $6.95, which our board determined equaled the fair market value of our common stock on the date of grant. On July 14, 2009 we granted Mr. Everett an annual option to purchase 4,666 shares of our common stock with a per share exercise price equal to $5.24, which our board determined equaled the fair market value of our common stock on the date of grant. Also in accordance with our director compensation policy, in October 2009, Mr. Ashby was granted an annual option to purchase 4,666 shares of our common stock and Mr. Marks was granted an initial option to purchase 14,000 shares of our common stock, each with a per share exercise price equal to $6.80, which our board determined equaled the fair market value of our common stock on the date of grant.

In July 2009, our board of directors approved a program to allow members of our board of directors, along with all our employees, to voluntarily exchange outstanding stock options having a per share exercise price of $17.55 or lower for restricted stock units, or RSUs, on a one-to-one basis. The vesting schedule for the RSUs is as follows: 50% of the RSUs will vest on the first day the trading window opens for employees that is more than 180 days following the effective date of an initial public offering, or the First Vesting Date, and the remaining 50% of the RSUs will vest on the first day the trading window opens for employees that is more than 180 days after the First Vesting Date, in each case, subject to the employee or director’s continuous service to our company through the vesting date. However, any unvested RSUs will become immediately vested prior to the closing of a change in control, subject to the employee or director’s continuous service to our company through such date. All of our executive officers and directors who held eligible stock options participated in the stock option exchange.

2010

Upon the recommendation of our compensation committee, our board of directors adopted a new compensation policy in December 2009, which was amended in March 2010. Pursuant to the amended policy, prior to this offering, non-employee directors who are not affiliated with our significant stockholders will receive the following retainers for service on our board of directors during 2010:

•	Chairman of the Board—$55,000;
•	Chairman, Audit Committee—$52,000;
•	Chairman, Compensation Committee—$50,000;
•	Chairman, Nominating and Governance Committee—$45,000;
•	Committee Member who is not a Committee Chair—$40,000; and
•	member of our board of directors who does not serve on a committee—$35,000.

Pursuant to the amended policy, such non-affiliated directors are also entitled to receive an option to purchase 10,000 shares of our common stock and 4,533 RSUs upon initial election or appointment to the board of directors and an option to purchase 5,000 shares of our common stock and 2,266 RSUs annually thereafter. The initial option grant will vest with respect to one-third of the shares subject to the option on the first anniversary of the date of grant and then in equal monthly installments over the following two years. The initial RSUs will vest in three equal annual installments and only if our initial public offering is consummated. The subsequent options will vest in equal monthly installments over one year. Subsequent RSUs will vest on the first anniversary of the date of grant and only if our initial public offering is consummated. Additionally, the board of directors provided that all options and RSUs held by members of the board of directors, regardless of when granted, shall automatically accelerate in the event of a change in control of the company, as defined in our Amended and Restated 2002 Stock Plan.

After our initial public offering, the 2010 compensation policy for the board of directors will cover all of our non-employee directors. The equity awards described above will be made at the first board meeting following our annual stockholders meeting, with the first such equity awards to be adjusted to reflect any initial or annual grants received within the twelve months immediately preceding the annual stockholders meeting.

In accordance with the 2010 compensation policy for our board of directors, on January 26, 2010, Messrs. Listwin and Flynn each received annual grants that included 2,266 RSUs and options to purchase 5,000 shares of our common stock. The stock options have a per share exercise price equal to $9.54, which our compensation committee determined was equal to the per share fair market value of our common stock on the date of grant. The stock options vest in equal monthly installments over one year. The RSUs will vest on the later of January 26, 2011 or the consummation of our initial public offering.

We also reimburse non-employee directors for travel, lodging and other expenses incurred in connection with their attendance at board or committee meetings.

Director Compensation Table

The following table sets forth information regarding compensation earned by our non-employee directors during the year ended December 31, 2009.

Name	Fees Earned or Paid in Cash($)	Stock Awards ($)(1)	Option Awards ($)(2)	Total ($)
Don Listwin	$27,750	$110,631	$20,721	$159,102
Michael Everett	36,000	101,626	14,272	151,898
Paul Ferris	–	–	–	–
Michael Flynn	30,000	146,834	20,721	197,555
Michael Marks	6,750	–	55,421	62,171
Adam Grosser	–	–	–	–
Robert Finzi	–	–	–	–
Michael Ashby	30,000	493,778	18,474	542,252

(1)	Amounts reflect the incremental fair value of RSUs received in exchange for cancelled options in 2009 calculated in accordance with ASC Topic 718 for share-based payment transactions and exclude the impact of estimated forfeitures related to service-based vesting conditions. The valuation assumptions used in determining such amounts are described in Note 13 to our financial statements included in this prospectus.

(2)	Amounts reflect the grant date fair value of stock options granted in 2009 calculated in accordance with ASC Topic 718 for share-based payment transactions and exclude the impact of estimated forfeitures related to service-based vesting conditions. The valuation assumptions used in determining such amounts are described in Note 13 to our financial statements included in this prospectus.

As of December 31, 2009 we had outstanding options and restricted stock unit awards to our nonemployee directors as follows:

Name	Stock Options	Restricted Stock Units
Don Listwin	–	23,332
Michael Everett	–	23,332
Michael Flynn	–	29,998
Michael Marks	14,000	–
Michael Ashby	4,666	107,333

Executive Compensation

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our named executive officers should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.

Our named executive officers, or NEOs, for 2009 were as follows:

•	Carl Russo, President and Chief Executive Officer;
•	Kelyn Brannon-Ahn, Executive Vice President and Chief Financial Officer;
•	Roger Weingarth, Executive Vice President and Chief Operating Officer;
•	Kevin Pope, Senior Vice President, Product Development; and
•	John Colvin, Vice President, North American Field Operations.

Overview—Compensation Objectives

Our compensation and benefits programs seek to attract and retain our NEOs and encourage them to pursue our corporate objectives. We evaluate and reward our NEOs based on their willingness to take a leadership position in improving our internal structures and processes and their ability to identify and target opportunities to grow our business.

We have created a compensation program that has a mix of short- and long-term components, cash and equity elements and fixed and contingent payments in the proportions we believe will provide the proper incentives, reward our NEOs and help us achieve the following goals:

•	foster a goal oriented, highly-talented management team who have a clear understanding of business objectives and shared corporate values;

•	allocate our resources effectively in the development of market-leading technology and products;

•	control costs in each facet of our business to maximize our efficiency;

•	balance our compensation program to ensure that its elements, individually and in combination, do not encourage excessive risk-taking;

•	modify our programs to reflect the competitive environment and our changing business needs;

•	enable us to attract, retain and drive a world-class leadership team; and

•	maintain internal equity across our organization.

We do this with programs designed to:

•	be based on competitive market data and reflect the current competitive environment;

•	stress pay for performance;

•	share risks and rewards;

•	align the interests of our employees with those of our stockholders;

•	reflect our values; and

•	be equitably administered.

Role of Our Compensation Committee

Our compensation committee approves and interprets our executive compensation and benefit plans and policies. Our compensation committee is appointed by our board of directors. At the time we go public, our compensation committee will consist entirely of directors who are outside directors for purposes of Section 162(m) of the Internal Revenue Code and non-employee directors for purposes of Rule 16b-3 under the Exchange Act. In 2009, our compensation committee determined the compensation for all of our NEOs with the exception of Mr. Colvin. Our executive management team, consisting of Mr. Russo, Ms. Brannon-Ahn and Mr. Weingarth, approved compensation, including a sales commission plan, for Mr. Colvin in 2009.

Competitive Market Review

The market for experienced management is highly competitive in our industry. Our goal is to attract and retain the most highly qualified executives to manage each of our business functions. In doing so, we draw upon a pool of talent that is highly sought after by both large and established telecommunications and data communications equipment companies in our geographic area and by other competitive companies in development or early stage phases. Established organizations in our industry seek to recruit top talent from emerging companies in the sector just as smaller organizations look to attract and retain the best talent from the industry as a whole. We also compete for key talent on the basis of our vision of future success; our culture and values; the cohesiveness and productivity of our teams; and the excellence of our technical and management staff. The competition for technical and non-technical skills is aggressive across the sector and we expect it to remain high for the foreseeable future.

Our compensation committee determines compensation for our NEOs, in large part based upon our financial resources, as well as competitive market data. In setting both cash and equity compensation for 2009, our compensation committee conducted a review of our NEO compensation, as well as the mix of elements used to compensate our NEOs and compared them with data contained in third-party surveys conducted by Radford. The surveys compiled executive compensation data from technology companies based in Northern California having annual revenues of less than $1 billion and reported such data on an aggregate basis. The surveys reported statistics on the total compensation, position and responsibilities of executives. While our compensation committee reviewed compensation levels and elements derived from this supplemental industry data, our compensation committee was not aware of the identity of any of the surveyed companies and as such, did not rely on data for any single company.

Historically, our NEOs have been primarily compensated through equity grants and have had total cash compensation set below the competitive market. However, total cash compensation for 2009 for each of our NEOs was frozen in light of the challenging economic climate and to help preserve our cash resources.

Mr. Russo is compensated differently than our other NEOs in light of his role as president and chief executive officer. Since 2006, Mr. Russo has been paid a base salary of $52,000 to offset the expense of the benefit programs Mr. Russo participates in, but otherwise has been compensated solely through grants of equity awards, primarily consisting of stock option grants. Mr. Russo’s cash compensation is far below the average cash compensation provided to chief executive officers by companies who participated in third-party surveys reviewed by our compensation committee. However, our compensation committee has determined that the heavy weighting of equity over cash compensation for Mr. Russo better aligns him with the interests of our stockholders and is appropriate in light of his ability to directly affect the stockholder returns through effective leadership of our company. In December 2009, our compensation committee recommended, and our board of directors approved, a grant of 1,120,000 RSUs to Mr. Russo in order to provide an additional long term incentive for Mr. Russo to remain employed with our company, particularly in light of his base salary and total compensation being far below the average of chief executive officers in the aggregated data reviewed by our compensation committee and to directly tie Mr. Russo’s future compensation to the returns provided to our stockholders. Contingent on the completion of our initial public offering, the RSUs vest in four equal annual installments on each anniversary of the date of grant.

In November 2009, based on recommendations made by our senior director, human resources, our compensation committee adopted a peer group of companies to be used for comparison of compensation paid to our NEOs, our 2010 Peer Group, consisting of the following:

•ADC Telecommunications, Inc.;

• ADTRAN, Inc.;

• Aruba Networks, Inc.;

• Bigband Networks, Inc.;

• Brocade Communications Systems, Inc.;

• Ciena Corporation;

• Extreme Networks;

• F5 Networks, Inc.;

• Harmonic Inc.;

• Infinera Corporation;

•MRV Communications, Inc.;

• Occam Networks, Inc.;

• Riverbed Technology, Inc.;

• Sonus Networks, Inc.;

• Tekelec;

• Tellabs, Inc.;

• SeaChange International, Inc.;

• Sycamore Networks, Inc.; and

• UTStarcom, Inc.

In late 2009, Total Reward Strategies, a management consulting and advisory service firm, prepared an executive total compensation review that compares our executives’ compensation levels to those of other executives at our 2010 Peer Group. Total Reward Strategies was hired by management to assist with general compensation-related projects and prepared the review at management’s request. The review was later reviewed by Semler Brossy Consulting Group, LLC, a compensation consulting firm. Semler Brossy was hired by management but worked directly with our compensation committee and management to interpret the results, make recommendations and assist in setting compensation levels for our executive officers. In late 2009, based on the information verified by Semler Brossy, our compensation committee approved pay increases for each of our NEOs, other than Mr. Russo. These increases were in an effort to return to the process of targeting our NEOs’ total cash compensation at the 50th percentile of our 2010 Peer Group. Following these increases, each of our NEOs’ total cash compensation, other than Mr. Russo’s, was at or very near the 50th percentile of our 2010 Peer Group. Going forward, we expect to compare our practices and levels by each compensation component, by target annual cash compensation, which includes base salary and target annual incentive opportunity, and by total direct compensation, including base salary, target annual incentive opportunity and annual equity compensation components. The competitive comparisons made in this process are expected to be used to determine our approximate position relative to the appropriate market benchmark by compensation component and in aggregate.

Executive Compensation Program

Our performance-driven compensation program for our NEOs consists of five components:

•	base salary;

•	cash bonuses;

•	sales commissions (for sales executives only);

•	equity-based incentives; and

•	benefits.

We are continuing to build our executive compensation program around each of the above elements, if applicable, because each individual component is useful in achieving one or more of the objectives of the program and we believe that, collectively, they are effective in achieving our overall objectives. Going forward, we expect to use short-term compensation, including base salary, sales commissions and cash bonuses, to drive and reward our NEOs in accordance with our pay for performance philosophy. We are in the process of implementing and systematizing our review process, with the objective of measuring and providing feedback on individual performance as it relates to the goals we wish to achieve for our company as a whole and the NEO individually.

Basis for our Compensation Program

Our NEOs establish their functional objectives taking into account overall corporate goals and incorporating the feedback of their senior management colleagues and the board of directors. In line with established financial objectives, each NEO who reports directly to our chief executive officer sets goals in support of the overall corporate goals. Ultimately, our chief executive officer has final authority with respect to the goals that are established, except for his own goals, which are established by the compensation committee.

Going forward, our compensation philosophy is intended to successfully promote a team-oriented approach to performance. We expect that each non-sales NEO’s annual incentive compensation will be based on achievement against the same performance objectives. We intend to establish one set of performance-oriented goals against which all non-sales NEOs are measured for purposes of determining annual incentive compensation. Mr. Colvin’s sales compensation will be based on a mix of the goals for all other NEOs but will also have a component related specifically to sales goals as determined in our sales incentive compensation plan. Annual incentive compensation will be paid based upon achievement against each of the corporate goals and individual goals. We see this approach to our annual incentive compensation as an integral part of our culture of collaborative, team-oriented management. Individual performance and achievement against individual goals and objectives is taken into account in setting base salaries, annual equity awards and annual incentive compensation. The value of equity awards made to our NEOs will vary in value based on our stock price performance. Our NEOs’ total compensation may vary significantly from year-to-year based on our performance as well as individual performance.

Weighting of Elements in our Compensation Program.    The use and weight of each compensation element is based on a subjective determination by the compensation committee of the importance of each element in meeting our overall objectives. In general, we seek to put a significant amount of each NEO’s total potential compensation “at risk” based historically on stockholder returns, though we intend to focus more broadly on corporate and individual performance going forward. For 2009, compensation paid in the form of base salary and benefits represent less than half of each NEO’s potential total compensation at target performance levels.

Base Salary.    Base salary is typically used to recognize the experience, skills, knowledge and responsibilities required of each NEO, as well as competitive market conditions. In light of the challenging economic climate and in order to preserve cash resources, our compensation committee decided not to increase any NEO base salaries for 2009.

In late 2009, our compensation committee resumed the process of bringing the base salaries and cash incentive payments made to our NEOs, other than Mr. Russo, to a competitive level, which our compensation committee determined means the 50th percentile of our 2010 Peer Group. As a result, the compensation committee increased the base salary of each of our NEOs, other than Mr. Russo, for 2010 to a level at or very near the 50th percentile of our 2010 Peer Group.

Name of Executive Officer	2010 Base Salary
Roger Weingarth	$305,000
Kelyn Brannon-Ahn	285,000
Kevin Pope	250,000
John Colvin	200,000

The base salaries of our NEOs are expected to be reviewed on an annual basis and adjustments are intended to be made to reflect performance-based factors as well as competitive conditions. We do not expect to continue to apply specific formulas to determine increases, though we generally do expect to increase to and maintain at the 50th percentile of our peer group of companies as we mature as a company.

Cash Bonuses.    Our compensation committee approved a bonus program for 2009 in concept, but decided not to fund the program based on the economic climate in early 2009 and in order to preserve our cash resources.

In November 2008, our compensation committee approved a retention bonus for Ms. Brannon-Ahn of twelve monthly payments of $8,500, net of any taxes, effective January 1, 2009 in order to provide an additional incentive to Ms. Brannon-Ahn to continue to provide services to us. The retention bonus would have been credited against any bonuses that become payable to Ms. Brannon-Ahn in 2009 and would have been recoverable by us if Ms. Brannon-Ahn voluntarily resigned or was terminated for cause prior to January 1, 2010. The first installment of this retention bonus was paid to Ms. Brannon-Ahn in December 2008. In addition, in January 2009, our compensation committee approved a $25,000 discretionary bonus for Ms. Brannon-Ahn based on her partial year of service during 2008 and our company’s strong financial results which would have been paid to her in 2009, but instead was used to offset the retention bonus described above. Our compensation committee did not award Mr. Russo a discretionary cash bonus for 2009 consistent with its historical focus on the equity component of Mr. Russo’s compensation. Mr. Colvin did not receive a discretionary cash bonus because our compensation committee determined that his sales commission plan provided adequate reward for our 2009 performance.

Our compensation committee may award additional discretionary bonuses from time to time in the future. In January 2009, our compensation committee approved a sign-on bonus for Kevin Pope of $50,000, as negotiated in connection with his commencement of employment.

Sales Commission.    In 2009, Mr. Colvin was eligible for quarterly commissions based solely on the value of bookings, which represent new orders for our products. Mr. Colvin earned and was paid $191,090 in commissions for 2009, which represented 86.9% of his target sales commissions. Mr. Colvin’s goal for bookings in 2009 was set at a level our executive management team felt would be difficult for Mr. Colvin to obtain and would not be met by Mr. Colvin unless he were able to obtain bookings at a rate above our budget for bookings. Our sales commission plan for Mr. Colvin seeks to provide a total cash compensation opportunity for Mr. Colvin that is targeted near the 50th percentile for total cash compensation as reported for sales executives at similar levels at companies that participated in third-party surveys reviewed by our compensation committee. Mr. Colvin’s sales commission plan will be reviewed and approved annually by our compensation committee.

In November 2009, our compensation committee revised Mr. Colvin’s cash incentive compensation, such that, starting in 2010, his cash incentive compensation will be based on a mix of any corporate cash bonus plan we adopt and the sales commission plan, with payment amounts of $75,000 and $150,000, respectively, for achievement of his target goals. The goal for Mr. Colvin’s sales commission plan for 2010 will continue to be based solely on the value of bookings. Our compensation committee set the 2010 goals at a level our compensation committee felt would be difficult for Mr. Colvin to achieve and would not be attained unless Mr. Colvin’s performance exceeds our internal budget projections.

Equity-based incentives.    We believe that strong long-term corporate performance is achieved with a corporate culture that encourages long-term performance by our NEOs through the use of stock-based awards. Our equity incentive plans have been established to provide our NEOs with incentives to help align their interests with the interests of our stockholders. We have not adopted stock ownership guidelines for our NEOs. Our equity incentive plan has provided the principal method for our NEOs to acquire equity or equity-linked interests in our company. Our board of directors grants equity awards to key executives in order to enable them to participate in the long-term appreciation of our stockholder value, while reducing or eliminating the economic benefit of such awards in the event we do not perform well. Additionally, our equity awards provide an important retention tool for our NEOs, as they are in almost all cases subject to vesting over an extended period of time.

Generally, we provide annual grants of stock options to our NEOs, including our chief executive officer. Most NEOs receive a new hire option grant that vests over a four year period with 25% vesting after the first twelve months of service and the remainder vesting ratably each month thereafter over the next three years. Subsequent grants are generally made on an annual basis, or in recognition of a promotion or extraordinary performance, and vest ratably each month over a four year period subject to continued service through each vesting date. All options are granted with an exercise price equal to the fair market value of our common stock on the date of grant. Our compensation committee will consider alternative forms of equity, such as performance shares, RSUs or restricted stock awards and alternative vesting strategies based on the achievement of milestones when we become a public reporting company.

The size and terms of the initial option grant made to each NEO upon joining our company is primarily based on competitive conditions applicable to the NEO’s specific position. In addition, we consider the number of shares of our common stock underlying options granted to other executives in comparable positions within our company using a model that considers options awarded as a percentage of shares outstanding. For other option grants to our NEOs, our compensation committee gets input from our chief executive officer, except with respect to himself, and makes recommendations to our board of directors. We use a number of methodologies to make external comparisons to aggregate data from companies that participated in the third-party surveys reviewed by our compensation committee when we set the number of shares of our common stock underlying options to be granted to each NEO, primarily using data from Radford and information provided by Semler Brossy.

During 2009, our board of directors did not grant annual stock options to our NEOs. In lieu of an annual stock option grant and in light of the continued decline of the fair market value of our common stock and continued economic uncertainty, our board of directors approved a program to allow all employees, including NEOs, and members of our board of directors to voluntarily exchange outstanding stock options having a per share exercise price of $17.55 or lower for RSUs on a one-to-one basis. Our board of directors granted RSUs to provide an incentive to our employees, including our NEOs, and members of our board of directors to maximize the value of our company to our stockholders and to provide a significant incentive to participants in the option exchange to continue to provide services to us. Given continued economic uncertainty in late 2009, our board of directors granted RSUs, which have value regardless of whether the value of our common stock declines. The vesting schedule for the RSUs is as follows: 50% of the RSUs will vest on the first day the trading window opens for employees that is more than 180 days following the effective date of an initial public offering, or the First Vesting Date, and the remaining 50% of the RSUs will vest on the first day the trading window opens for employees that is more than 180 days after the First Vesting Date, in each case, subject to the employee or director’s continuous service to our company through the vesting date. However, any unvested RSUs will become immediately vested prior to the closing of a change in control, subject to the employee or director’s continuous service to our company through such date. All of our executive officers and directors who held eligible stock options participated in the stock option exchange.

In December 2009, our compensation committee revised our equity-based incentives strategy to bring our equity participation levels more in line with current market practices based on 2010 Peer Group Data and also to reduce the overall burn rate under our equity incentive plans. In order to reduce our equity participation levels, our compensation committee plans to target annual award amounts to our NEOs at 50% of current market practices. In order to reduce the burn rate under our equity incentive plans, our compensation committee intends to utilize a mixture of stock options and RSUs in making annual grants, where previously we solely used stock options.

In December 2009, our compensation committee also recommended, and our board of directors approved, a grant of 1,120,000 RSUs to Mr. Russo in order to provide an additional long term incentive for Mr. Russo to remain employed with our company, particularly in light of his base salary and total compensation being far below the average of chief executive officers in the aggregated data from companies that participated in the third-party surveys reviewed by our compensation committee, and to directly tie Mr. Russo’s future compensation to the returns provided to our stockholders. Contingent on the completion of our initial public offering, the RSUs vest in four equal annual installments on each anniversary of the date of grant.

We expect that the annual performance equity awards we make to our NEOs will be driven by our sustained performance over time, our executive officers’ ability to impact our results that drive stockholder value, their organization level, their potential to take on roles of increasing responsibility and competitive equity award levels for similar positions and organization levels in comparable companies. Equity forms a key part of the overall compensation for each executive officer and will be considered each year as part of the annual performance review process and incentive payout calculation.

Termination-Based Compensation.    Our compensation committee awards termination-based compensation on a case-by-case basis as the result of arms length negotiations generally in connection with the commencement of the NEO’s employment. Historically, we have not provided our NEOs with a right to cash compensation upon a termination of employment with us for any reason. However, each of Mr. Russo, Ms. Brannon-Ahn and Mr. Weingarth are entitled to receive 12 months, 12 months and 6 months, respectively, accelerated vesting of the executive’s then unvested stock options pursuant to each executive’s offer letter with us. As of December 31, 2009, all stock options held by our NEOs were fully vested. Pursuant to the restricted stock unit agreement entered into by Mr. Russo with our company in connection with his grant of 1,120,000 RSUs in December 2009, such grant will fully vest and all restrictions shall lapse in the event of his termination without cause, as defined in his offer letter agreement. Under Mr. Colvin’s offer letter agreement, he is entitled to 12 months accelerated vesting of his equity awards if he is terminated by us without cause or constructively terminated within the 12 month period commencing on a change in control of our company.

Change in Control-Based Compensation.    Our compensation committee awards change in control-based compensation when it determines that such compensation is necessary in order to provide security to our NEOs in the event of a proposed change in control of our company. Change in control-based compensation is also frequently provided as the result of arms length negotiations in connection with the commencement of employment of an NEO. Mr. Russo, Ms. Brannon-Ahn, Mr. Pope, Mr. Colvin and Mr. Weingarth are entitled to 100%, 100%, 100%, 12 months and 12 months accelerated vesting of outstanding stock options upon a change in control of our company pursuant to each executive’s offer letter agreement. In addition, RSUs granted pursuant to our stock option exchange in September 2009 and Mr. Russo’s grant of 1,120,000 RSUs in December 2009 are subject to full accelerated vesting in the event of a change in control of our company.

Benefits.    We provide the following benefits to our NEOs. These are the same benefits provided to all our employees:

•	medical, dental and vision insurance;

•	life insurance, accidental death and dismemberment and business travel and accident insurance;

•	employee assistance program;

•	health and dependent care flexible spending accounts;

•	short and long-term disability;

•	401(k) plan; and

•	health club membership.

Perquisites.    In November 2008, our compensation committee approved a retention bonus for Ms. Brannon-Ahn of twelve monthly payments of $8,500 effective January 1, 2009. Ms. Brannon-Ahn is to be fully grossed up for any taxes incurred in connection with the retention bonus. Both the retention bonus and the gross up are intended to provide an additional incentive to Ms. Brannon-Ahn to continue to provide services to us. Other than the gross up provided to Ms. Brannon-Ahn and participation in benefit programs made available to all other employees, our NEOs are not eligible for perquisites.

Tax and Accounting Considerations.    While our board of directors and our compensation committee generally consider the financial accounting and tax implications of their executive compensation decisions, neither element has been a material consideration in the compensation awarded to our NEOs historically. In addition, our compensation committee and our board of directors have considered the potential future effects of Section 162(m) of the Internal Revenue Code on the compensation paid to our NEOs. Section 162(m) disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1 million in any taxable year for our chief executive officer and each of the other NEOs (other than our chief financial officer), unless compensation is performance-based. As we are not currently publicly-traded, our board of directors has not previously taken the deductibility limit imposed by Section 162(m) into consideration in setting compensation. Our compensation committee, however, intends to adopt a policy that, where reasonably practicable, we will seek to qualify the variable compensation paid to our NEOs for an exemption from the deductibility limitations of Section 162(m).

Summary Compensation Table for 2008 and 2009

The following table sets forth all of the compensation awarded to, earned by or paid to our NEOs during 2008 and 2009.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Carl Russo	2009	$52,000	$–		$13,807,389	$–	$–	$–	$13,859,389
President and Chief Executive Officer	2008	52,000	–		–	1,194,512	–	–	1,246,512
Kelyn Brannon-Ahn	2009	215,000	93,500		869,886	–	–	57,907	1,236,293
Executive Vice President and Chief Financial Officer	2008	144,712	58,488		–	1,712,160	–	4,741	1,920,101
Roger Weingarth	2009	255,000	–		566,718	–	–	4,410	826,128
Executive Vice President and Chief Operating Officer	2008	246,923	100,000		–	382,531	–	4,140	733,594
Kevin Pope	2009	235,577	50,000	(5)	339,839	–	–	–	625,416
Senior Vice President, Product Development
John Colvin	2009	195,000	–		187,862	–	191,090	–	573,952
Vice President, North American Field Operations	2008	195,000	–		–	230,640	226,012	–	651,652

(1)	Amounts reflect the incremental fair value of RSUs received in exchange for cancelled options and the grant date fair value of RSUs granted, calculated in accordance with ASC Topic 718 for share-based payment transactions and exclude the impact of estimated forfeitures related to service-based vesting conditions. See Note 13 to our financial statements included in this prospectus for a discussion of assumptions made in determining the incremental fair value and the grant date fair value of our RSUs.
(2)	Amounts represent the grant date fair value for stock options granted in or the incremental fair value for stock options repriced in 2008, calculated in accordance with ASC Topic 718 and exclude the impact of estimated forfeitures related to service-based vesting conditions. See Note 13 to our financial statements included in this prospectus for a discussion of assumptions made in determining the grant date fair value and incremental fair value of our stock options.
(3)	Mr. Colvin earned the amounts reported during 2008 and 2009 solely through sales commissions under his sales commission plan.
(4)	Includes a contribution we made pursuant to our 401(k) Plan for Mr. Weingarth and a tax gross up provided to Ms. Brannon-Ahn in connection with her retention bonus.
(5)	Represents a sign-on bonus paid in connection with Mr. Pope’s commencement of employment with us in January 2009.

Grants of Plan-Based Awards in 2009

The following table lists grants of plan-based awards to or awards exchanged with our NEOs in 2009 and their related fair value.

Name	Grant Date		Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($)(1)	All Other Stock Awards: Number of Shares of Stock or Units (#) (2)	Grant Date Fair Value of Stock and Option Awards ($)(3)

Carl Russo	9/23/09		$–	658,133	$3,122,589
	12/23/09	(4)	–	1,120,000	10,684,800
Kelyn Brannon-Ahn	9/23/09		–	200,000	869,886
Roger Weingarth	9/23/09		–	160,665	566,718
Kevin Pope	9/23/09		–	120,000	339,839
John Colvin	9/23/09		–	41,884	187,862
	–		220,000	–	–

(1)	Represents the target commission for Mr. Colvin under his sales commission plan. Actual amounts paid to Mr. Colvin are set forth in the section titled “—Executive Compensation—Summary Compensation Table.”
(2)	Except as otherwise noted, these RSUs were received in exchange for an equal number of options in September 2009 as part of the option exchange program described above under the heading “Compensation Discussion and Analysis—Equity-based Incentives.”
(3)	Amounts reflect the incremental fair value of RSUs received in exchange for cancelled options and the grant date fair value of RSUs granted, calculated in accordance with ASC Topic 718 for share-based payment transactions and exclude the impact of estimated forfeitures related to service-based vesting conditions. See Note 13 to our financial statements included in this prospectus for a discussion of assumptions made in determining the incremental fair value and the grant date fair value of our RSUs.
(4)	Represents a grant to Mr. Russo as described above under “Compensation Discussion and Analysis—Equity-Based Incentives.” These RSUs vest in equal installments on December 23, 2010, 2011, 2012 and 2013, contingent on the completion of this offering.

Outstanding Equity Awards at December 31, 2009

The following table lists all outstanding equity awards held by our NEOs as of December 31, 2009.

	Option Awards			Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)(1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)(3)		Market Value of Shares or Units of Stock that Have Not Vested as of December 31, 2009 ($)(4)
Carl Russo	–	$–	–	658,133		$6,278,592
	–	–	–	1,120,000	(5)	10,684,800
Kelyn Brannon-Ahn	–	–	–	200,000		1,908,000
Roger Weingarth	80,000	0.48	3/28/13	–		–
	160	0.66	10/15/13	–		–
	–	–	–	160,665		1,532,760
Kevin Pope	–	–	–	120,000		1,144,800
John Colvin	–	–	–	41,884		399,599

(1)	All outstanding options held by NEOs were fully vested as of December 31, 2009.
(2)	Except as otherwise noted, these RSUs were received in exchange for an equal number of options in September 2009 as part of the option exchange program described above under the heading “Compensation Discussion and Analysis—Equity-Based Incentives.”
(3)	Unless specified otherwise, each restricted stock unit vest will vest as follows: 50% of each NEO’s RSUs will vest on the first day the trading window opens for our employees that is more than 180 days following the date our common stock first becomes traded on a national stock exchange, and the remaining 50% of the RSUs will vest on the first day the trading window opens for employees that is more than 180 days after the date the initial 50% vests.
(4)	Amounts calculated using a per share fair market value as of December 31, 2009 of $9.54.
(5)	Represents a grant to Mr. Russo as described above under “Compensation Discussion and Analysis—Equity-Based Incentives.” These RSUs vest in equal installments on December 23, 2010, 2011, 2012 and 2013, contingent on the completion of this offering.

Option Exercises and Stock Vested in 2009

None of our NEOs exercised stock options or had any restricted stock vest during 2009.

Pension Benefits

None of our NEOs participates in or has account balances in qualified or non-qualified defined benefit plans sponsored by us.

Nonqualified Deferred Compensation

None of our NEOs participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us.

Quantification of Termination-Based and Change in Control-Based Payments

Severance Arrangements.    Pursuant to Mr. Russo’s restricted stock unit agreement, entered into in connection with his grant of 1,120,000 RSUs in December 2009, such grant will fully vest and all restrictions on such shares shall lapse in the event of his termination without cause, as defined in his offer letter agreement. None of our other NEOs had severance arrangements that would have provided a benefit upon a termination of employment as of December 31, 2009, other than as described below under “Change in Control Agreements.” The following table sets forth quantitative estimates of the value of accelerated equity awards that would have accrued to Mr. Russo upon a termination without cause.

Name of Executive Officer	Value of Accelerated Equity Awards(1)
Carl Russo	$16,963,392

(1)	Amount calculated based on the aggregate fair market value of the common stock subject to RSUs outstanding as of December 31, 2009 that would have been accelerated upon a termination of employment without cause, which value was based on a fair market value of $9.54 per share.

Change in Control Arrangements.    Pursuant to the terms of the restricted stock unit agreements entered into with each of our NEOs in connection with the option-for-restricted stock unit exchange in September 2009, the RSUs held by our NEOs will vest immediately prior to the closing of such change in control, subject to continuous service to our company through such date. The following table sets forth quantitative estimates of value of the shares of our common stock subject to RSUs held by our NEOs that would have vested upon a change in control.

Name of Executive Officer	Value of Accelerated Equity Awards(1)(2)
Carl Russo	$16,963,392
Kelyn Brannon-Ahn	1,908,000
Roger Weingarth	1,532,760
Kevin Pope	1,144,800
John Colvin	399,599

(1)	Amounts calculated based on the aggregate fair market value of the common stock subject to RSUs outstanding as of December 31, 2009, which value was based on a fair market value of $9.54 per share.
(2)	All outstanding stock options were vested as of December 31, 2009.

Offer Letters

Carl Russo.    On November 1, 2006, we entered into an offer letter with Carl Russo, our president and chief executive officer. The offer letter provides that Mr. Russo will receive an annual base salary of $52,000. Mr. Russo was granted an option to purchase 293,333 shares of our common stock by our board of directors in connection with the offer letter. Mr. Russo’s options vest with respect to 1/48th of the shares subject to his options on each monthly anniversary of the date of grant as long as he continues as our chief executive officer and with respect to 1/96th of the shares subject to his options in the event Mr. Russo continues with us as a consultant and director following his termination of employment, in each case, over four years from the date of grant. Mr. Russo was also granted an option to purchase 364,800 shares of our common stock in connection with the offer letter, which vest in three equal tranches beginning on each of the first three anniversaries of the date of grant subject to Mr. Russo’s continued employment as our chief executive officer or service as a consultant or director through each vesting date. While serving as our chief executive officer, the options vest with respect to 1/48th of the total shares subject to each tranche on each monthly anniversary of the date such tranche begins to vest, and while serving as a consultant and director (and not chief executive officer), the options vest with respect to 1/96th of the total shares subject to each tranche on each monthly anniversary of the date such tranche begins to vest. The offer letter provides that if we terminate Mr. Russo’s employment without cause then Mr. Russo will be eligible to receive an immediate acceleration of an additional twelve months worth of his options (and any shares issued upon the exercise of such options) subject to his execution of a standard form of release with us. In the event of a change in control transaction, then

100% of Mr. Russo’s then unvested options (and any shares issued upon the exercise of such options) become fully vested immediately prior to the consummation of the change in control transaction.

Kelyn Brannon-Ahn.    On April 2, 2008, we entered into an offer letter with Kelyn Brannon-Ahn, our executive vice president and chief financial officer. The offer letter provides that Ms. Brannon-Ahn will receive an annual base salary of $215,000 and is eligible for a prorated 2008 annual incentive bonus targeted at $215,000. Ms. Brannon-Ahn was provided a partial guarantee of her 2008 bonus in the amount of $50,000 and was granted an option to purchase 200,000 shares of common stock by our board of directors in connection with the offer letter. Ms. Brannon-Ahn’s options vested with respect to 25% of the shares subject to her options on the one year anniversary of the date the terms of Ms. Brannon-Ahn’s offer letter commenced, with the remainder of the shares vesting monthly thereafter in equal installments over the next thirty-six months. Vesting was dependent on Ms. Brannon-Ahn’s continued employment with us. The offer letter provides that if we terminate Ms. Brannon-Ahn’s employment without cause then Ms. Brannon-Ahn will be eligible to receive an immediate acceleration of twelve months worth of her options (and any shares issued upon the exercise of such options) subject to her execution of a standard form of release with us. In the event of a change in control transaction, then 100% of Ms. Brannon-Ahn’s then unvested options (and any shares issued upon the exercise of such options) become fully vested immediately prior to the consummation of the change in control transaction.

Roger Weingarth.    On February 17, 2003, we entered into an offer letter with Roger Weingarth as vice president of operations, which was amended as of April 13, 2004. On July 10, 2007, Mr. Weingarth was offered the position of executive vice president and chief operating officer. The offer letter, as amended, provides that Mr. Weingarth will receive an annual base salary of $150,000. Mr. Weingarth was granted options to purchase an aggregate of 240,000 shares of our common stock, as adjusted for stock splits, in connection with the offer letter and options to purchase an aggregate of 80,000 shares of our common stock in connection with the amendment of the offer letter. Mr. Weingarth’s options have fully vested.

Kevin Pope.    On December 22, 2008, we entered into an offer letter agreement with Kevin Pope, our senior vice president of product development. The offer letter provides that Mr. Pope will receive an annual base salary of $250,000 and was eligible for an annual incentive bonus for 2009 targeted at 40% of his annual base salary based on the achievement of objectives to be agreed upon by our chief executive officer and our compensation committee. Mr. Pope was also eligible to receive a one-time sign-on bonus of $50,000 in the first pay period of his employment with our company, contingent upon his signing and returning a sign-on bonus repayment agreement. Mr. Pope was granted an option to purchase 120,000 shares of common stock by our board of directors in connection with the offer letter. Mr. Pope’s options vested with respect to 25% of the shares subject to his options on the first anniversary of the date Mr. Pope commenced employment, with the remainder of the shares vesting monthly thereafter in equal installments over the next thirty-six months, subject to Mr. Pope’s continued employment with us. In the event of a change in control transaction, 100% of Mr. Pope’s then unvested options (and any shares issued upon the exercise of such options) will become fully vested immediately prior to the consummation of the change in control transaction.

John Colvin.    On March 12, 2004, we entered into an offer letter with John Colvin, our vice president of North American field operations. The offer letter provides that Mr. Colvin will receive an annual base salary of $150,000 and sales incentive compensation which has a targeted $200,000 bonus at quota. Mr. Colvin was granted an option to purchase 200,000 shares of common stock in connection with the offer letter. Mr. Colvin’s options have fully vested. In the event that Mr. Colvin’s options are assumed or substituted by a successor company in connection with a change in control transaction and either the surviving entity terminates his employment other than for cause, or Mr. Colvin resigns his employment as the result of a constructive termination within twelve months of the effective date of the change in control transaction, then Mr. Colvin will become vested in (and any repurchase right held by us shall lapse as to) the number of the then-unvested shares that would have vested if his employment continued for twelve months following the termination date.

Employee Benefit Plans

The principal features of our equity incentive plans and our 401(k) plan are summarized below. These summaries are qualified in their entirety by reference to the text of the plans, which, other than the 401(k) plan, are filed as exhibits to the registration statement.

2010 Equity Incentive Award Plan

Our board of directors has adopted and our stockholders have approved a 2010 Equity Incentive Award Plan, or the 2010 Plan, which will be effective upon the completion of this offering. The principal purpose of the 2010 Plan is to attract, retain and engage selected employees, consultants and directors through the granting of stock-based compensation awards and cash- based performance bonus awards. The 2010 Plan is also designed to permit us to make cash-based awards and equity-based awards intended to qualify as “performance-based compensation” under Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code.

Share Reserve

Under the 2010 Plan, 4,666,666 shares of our common stock will be initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights, or SARs, restricted stock awards, restricted stock unit awards, deferred stock awards, dividend equivalent awards, stock payment awards and performance awards and other stock-based awards, plus the number of shares remaining available for future awards under our 2002 Stock Plan and 2000 Stock Plan as of the effective date of the 2010 Plan. The number of shares initially reserved for issuance or transfer pursuant to awards under the 2010 Plan will be increased by (i) the number of shares represented by awards outstanding under our 2002 Stock Plan or 2000 Stock Plan that are forfeited or lapse unexercised and which following the effective date are not issued under the 2002 Stock Plan or 2000 Stock Plan and (ii) an annual increase on the first day of each fiscal year beginning in 2011 and ending in 2020, equal to the least of (A) 666,666 shares, (B) 2% of the shares of stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (C) such smaller number of shares of stock as determined by our board of directors; provided, however, no more than 17,150,494 shares of stock may be issued upon the exercise of incentive stock options.

The following counting provisions will be in effect for the share reserve under the 2010 Plan:

•

to the extent that an award terminates, expires or lapses for any reason or an award is settled in cash without the delivery of shares, any shares subject to the award at such time will be available for future grants under the 2010 Plan;

•

to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2010 Plan, such tendered or withheld shares will be available for future grants under the 2010 Plan;

•	to the extent that shares of our common stock are repurchased by us prior to vesting so that shares are returned to us, such shares will be available for future grants under the 2010 Plan;

•	the payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the 2010 Plan; and

•

to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2010 Plan.

Administration

The compensation committee of our board of directors will administer the 2010 Plan unless our board of directors assumes authority for administration. The compensation committee must consist of at least two members of our board of directors, each of whom is intended to qualify as an “outside director,”

within the meaning of Section 162(m) of the Code, a “non-employee director” for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and an “independent director” within the meaning of the rules of the New York Stock Exchange, or other principal securities market on which shares of our common stock are traded. The 2010 Plan provides that the compensation committee may delegate its authority to grant awards to employees other than executive officers and certain senior executives of the company to a committee consisting of one or more members of our board of directors or one or more of our officers, but our compensation committee charter prohibits such delegation in the case of awards to employees at or above the level of vice president, and the equity awards policy we adopted in March 2010 calls for the compensation committee to approve all equity awards, other than awards made to our non-employee directors, which must be approved by our full board of directors.

Subject to the terms and conditions of the 2010 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2010 Plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the 2010 Plan. Our board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the 2010 Plan. The full board of directors will administer the 2010 Plan with respect to awards to non-employee directors.

Eligibility

Options, SARs, restricted stock and all other stock-based and cash-based awards under the 2010 Plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of certain of our subsidiaries. Such awards also may be granted to our directors. Only employees of our company or certain of our subsidiaries may be granted incentive stock options, or ISOs.

Awards

The 2010 Plan provides that the administrator may grant or issue stock options, SARs, restricted stock, RSUs, deferred stock, dividend equivalents, performance awards, stock payments and other stock-based and cash-based awards, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

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Nonqualified Stock Options, or NQSOs, will provide for the right to purchase shares of our common stock at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NQSOs may be granted for any term specified by the administrator that does not exceed ten years.

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Incentive Stock Options will be designed in a manner intended to comply with the provisions of Section 422 of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2010 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

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Restricted Stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse, however, extraordinary dividends will generally be placed in escrow, and will not be released until restrictions are removed or expire.

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Restricted Stock Units may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, RSUs may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying RSUs will not be issued until the RSUs have vested, and recipients of RSUs generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

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Deferred Stock Awards represent the right to receive shares of our common stock on a future date. Deferred stock may not be sold or otherwise hypothecated or transferred until issued. Deferred stock will not be issued until the deferred stock award has vested, and recipients of deferred stock generally will have no voting or dividend rights prior to the time when the vesting conditions are satisfied and the shares are issued. Deferred stock awards generally will be forfeited, and the underlying shares of deferred stock will not be issued, if the applicable vesting conditions and other restrictions are not met.

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Stock Appreciation Rights may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the 2010 Plan must be at least 100% of the fair market value of a share of our common stock on the date of grant. Except as required by Section 162(m) of the Code with respect to a SAR intended to qualify as performance-based compensation as described in Section 162(m) of the Code, there are no restrictions specified in the 2010 Plan on the exercise of SARs or the amount of gain realizable therefrom, although restrictions may be imposed by the administrator in the SAR agreements. SARs under the 2010 Plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator.

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Dividend Equivalents represent the value of the dividends, if any, per share paid by us, calculated with reference to the number of shares covered by the award. Dividend equivalents may be settled in cash or shares and at such times as determined by the compensation committee or board of directors, as applicable.

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Performance Awards may be granted by the administrator on an individual or group basis. Generally, these awards will be based upon specific performance targets and may be paid in cash or in common stock or in a combination of both. Performance awards may include “phantom” stock awards that provide for payments based upon the value of our common stock. Performance awards may also include bonuses that may be granted by the administrator on an individual or group basis and which may be payable in cash or in common stock or in a combination of both.

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Stock Payments may be authorized by the administrator in the form of common stock or an option or other right to purchase common stock as part of a deferred compensation on other arrangement in lieu of all or any part of compensation, including bonuses, that would otherwise be payable in cash to the employee, consultant or non-employee director.

Change in Control

In the event of a change in control where the acquiror does not assume or replace awards granted under the 2010 Plan, awards issued under the 2010 Plan will be subject to accelerated vesting such that 100% of such awards will become vested and exercisable or payable, as applicable, prior to the consummation of such transaction and if not exercised or paid the awards will terminate upon consummation of the transaction. In addition, the administrator will also have complete discretion to structure one or more awards under the 2010 Plan to provide that such awards will become vested and exercisable or payable on an accelerated basis in the event such awards are assumed or replaced with equivalent awards but the individual’s service with us or the acquiring entity is subsequently terminated within a designated period following the change in control event. At this time, it is anticipated that a participant’s awards under the 2010 Plan will become vested and exercisable (if applicable) in full in the event the participant’s employment or service with us or the acquiring entity is subsequently terminated without cause within 18 months following the change in control event. The administrator may also make appropriate adjustments to awards under the 2010 Plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions. Under the 2010 Plan, a change in control is generally defined as:

•	the transfer or exchange in a single or series of related transactions by our stockholders of more than 50% of our voting stock to a person or group;

•	a change in the composition of our board of directors over a two-year period such that 50% or more of the members of the board were elected through one or more contested elections;

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a merger, consolidation, reorganization or business combination in which we are involved, directly or indirectly, other than a merger, consolidation, reorganization or business combination which results in our outstanding voting securities immediately before the transaction continuing to represent a majority of the voting power of the acquiring company’s outstanding voting securities and after which no person or group beneficially owns 50% or more of the outstanding voting securities of the surviving entity immediately after the transaction;

•	the sale, exchange, or transfer of all or substantially all of our assets; or

•	stockholder approval of our liquidation or dissolution.

Adjustments of Awards

In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization, distribution of our assets to stockholders (other than normal cash dividends) or any other corporate event affecting the number of outstanding shares of our common stock or the share price of our common stock that would require adjustments to the 2010 Plan or any awards under the 2010 Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the administrator will make appropriate, proportionate adjustments to:

•	the aggregate number and type of shares subject to the 2010 Plan;

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the number and kind of shares subject to outstanding awards and terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards); and

•	the grant or exercise price per share of any outstanding awards under the 2010 Plan.

Amendment and Termination

Our board of directors or the committee (with board approval) may terminate, amend or modify the 2010 Plan at any time and from time to time. However, we must generally obtain stockholder approval:

•	to increase the number of shares available under the 2010 Plan (other than in connection with certain corporate events, as described above);

•	to grant options with an exercise price that is below 100% of the fair market value of shares of our common stock on the grant date;

•	to extend the exercise period for an option beyond ten years from the date of grant; or

•	to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule).

Notwithstanding the foregoing, an option may be amended to reduce the per share exercise price below the per share exercise price of such option on the grant date and options may be granted in exchange for, or in connection with, the cancellation or surrender of options having a higher per share exercise price without receiving additional stockholder approval.

Expiration Date

The 2010 Plan will expire on, and no option or other award may be granted pursuant to the 2010 Plan after, the tenth anniversary of the effective date of the 2010 Plan. Any award that is outstanding on the expiration date of the 2010 Plan will remain in force according to the terms of the 2010 Plan and the applicable award agreement.

Securities Laws and U.S. Federal Income Taxes

The 2010 Plan is designed to comply with various securities and U.S. federal tax laws as follows:

Securities Laws

The 2010 Plan is intended to conform to all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including without limitation, Rule 16b-3. The 2010 Plan will be administered, and options will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

Section 409A of the Code

Certain awards under the 2010 Plan may be considered “nonqualified deferred compensation” for purposes of Section 409A of the Code, which imposes certain additional requirements regarding the payment of deferred compensation. Generally, if at any time during a taxable year a nonqualified deferred compensation plan fails to meet the requirements of Section 409A, or is not operated in accordance with those requirements, all amounts deferred under the 2010 Plan and all other equity incentive plans for the taxable year and all preceding taxable years by any participant with respect to whom the failure relates are includible in gross income for the taxable year to the extent not subject to a substantial risk of forfeiture and not previously included in gross income. If a deferred amount is required to be included in income under Section 409A, the amount also is subject to interest and an additional income tax. The interest imposed is equal to the interest at the underpayment rate plus one percentage point, imposed on the underpayments that would have occurred had the compensation been includible in income for the taxable year when first deferred, or if later, when not subject to a substantial risk of forfeiture. The additional U.S. federal income tax is equal to 20% of the compensation required to be included in gross income. In addition, certain states, including California, have laws similar to Section 409A, which impose additional state penalty taxes on such compensation.

Section 162(m) of the Code

In general, under Section 162(m) of the Code, income tax deductions of publicly held corporations may be limited to the extent total compensation (including, but not limited to, base salary, annual bonus, and income attributable to stock option exercises and other non-qualified benefits) for certain executive officers exceeds $1,000,000 (less the amount of any “excess parachute payments” as defined in Section 280G of the Code) in any taxable year of the corporation. However, under Section 162(m), the deduction limit does not apply to certain “performance-based compensation” established by an independent compensation committee that is adequately disclosed to and approved by stockholders. In particular, stock options and SARs will satisfy the “performance-based compensation” exception if the awards are made by a qualifying compensation committee, the 2010 Plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date. Specifically, the option exercise price must be equal to or greater than the fair market value of the stock subject to the award on the grant date. Under a Section 162(m) transition rule for compensation plans of corporations which are privately held and which become publicly held in an initial public offering, the 2010 Plan will not be subject to Section 162(m) until a specified transition date, which is the earlier of:

•	the material modification of the 2010 Plan;

•	the issuance of all of the shares of our common stock reserved for issuance under the 2010 Plan;

•	the expiration of the 2010 Plan; or

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the first meeting of our stockholders at which members of our board of directors are to be elected that occurs after the close of the third calendar year following the calendar year in which our initial public offering occurs.

After the transition date, rights or awards granted under the 2010 Plan, other than options and SARs, will not qualify as “performance-based compensation” for purposes of Section 162(m) unless such rights or awards are granted or vest upon pre-established objective performance goals, the material terms of which are disclosed to and approved by our stockholders. Thus, after the transition date, we expect that such other rights or awards under the plan will not constitute performance-based compensation for purposes of Section 162(m).

We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the 2010 Plan.

Employee Stock Purchase Plan

Our board of directors has adopted and our stockholders have approved an Employee Stock Purchase Plan, which we refer to as our ESPP. The ESPP is designed to allow our eligible employees and the eligible employees of our participating subsidiaries to purchase shares of common stock, at semi-annual intervals, with their accumulated payroll deductions. The ESPP is intended to qualify under Section 423 of the Code.

Share Reserve

The maximum aggregate number of shares which may be issued over the term of the ESPP is 1,000,000 shares. In addition, no participant shall be permitted to participate in the ESPP if: (i) immediately after his or her election to participate, the participant would control 5% or more of the total combined voting power or value of all classes of our stock of the Company or any of our affiliates, or (ii) under the terms of the ESPP, the rights of the participant to purchase our common stock under the ESPP and all of our other qualified employee stock purchase plans or those of our affiliates would accrue at a rate exceeding $25,000 of fair market value of our common stock for each calendar year for which such right is outstanding at any time.

Administration

Subject to the terms and conditions of the ESPP, our board of directors, or a committee appointed by our board of directors which consists of not less than two members of our board, will administer the ESPP. Interpretations and constructions of our board of directors, or properly appointed committee, of any provision of the ESPP or of any rights thereunder will be conclusive and binding on all persons.

Purchase Periods

The ESPP has a series of successive purchase periods, with a new purchase period beginning on April 1st and October 1st each year. The initial purchase period will begin on October 1, 2010. Unless otherwise determined by the compensation committee, each purchase period will have a duration of six months. However, in no event may an purchase period be longer than 27 months in length.

Eligible Employees

Our employees, and any employees of our subsidiaries that our board of directors, or properly appointed committee, designates as participating in the ESPP, who are scheduled to work at least 20 hours per week for more than five calendar months per year may join a purchase period on the start date of that period. All of our eligible employees and the eligible employees of our participating subsidiaries will have equal rights and privileges under the ESPP.

Payroll Deductions

A participant may contribute from 1% to 15% of his or her compensation through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. The purchase price per share will be equal to 85% of the fair market value per share of our common stock on the first trading date of a purchase period in which a participant is enrolled or, if lower, 85% of the fair market value per share on the semi-annual purchase date. Semi-annual purchase dates will occur on the last trading day of each purchase period. However, not more than 2,000 shares may be purchased in total by any participant during any purchase period. Our board of directors, or properly appointed committee, has the authority to change these limitations for any subsequent purchase period.

Recapitalization, Liquidation or Dissolution

In the event of any increase or decrease in the number of issued shares of our common stock resulting from a subdivision or consolidation of shares or any other capital adjustment, the payment of a stock dividend, or other increase or decrease in such shares affected without receipt of consideration, we will proportionately adjust the aggregate number of shares of our common stock offered under the ESPP, the number and price of shares which any participant has elected to purchase pursuant under the ESPP and the maximum number of shares which a participant may elect to purchase in any single purchase period.

In the event of our dissolution or liquidation, the ESPP will terminate, and any amounts that a participant has paid towards the purchase common stock under the ESPP will be refunded without interest.

Change in Control

In the event that all or substantially all of our assets are sold, that we are acquired or that we merge with or into another corporation, where our acquiror does not assume or substitute outstanding purchase periods under the ESPP, all outstanding purchase periods shall be shortened by setting a new exercise date before the date of the applicable transaction. We will notify each participant in writing at least five days prior to the new exercise date of such change.

Amendment and Termination of the ESPP

The ESPP will terminate on the earlier of (i) a date determined by us in our sole discretion or (ii) when all shares available for issuance under the ESPP shall have been sold. The board of directors may at any time amend, suspend or discontinue the ESPP. However, certain amendments may require stockholder approval.

2002 Stock Plan, as amended and restated

Our board of directors adopted the 2002 Stock Plan on January 18, 2002, and our stockholders subsequently approved the plan on March 12, 2002. The 2002 Stock Plan was amended and restated in August 2009, or as amended, the 2002 Stock Plan. The 2002 Stock Plan provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or Code, nonstatutory stock options, or NQSOs, RSUs and stock purchase rights. No additional grants will be awarded under the 2002 Stock Plan following the completion of this offering.

Our board of directors has the authority to amend, alter, suspend, discontinue or terminate the 2002 Stock Plan provided such action does not impair the rights of any participant without his or her consent and stockholder approval is obtained where required under applicable laws.

Share Reserve

Under the 2002 Stock Plan, as of December 31, 2009, an aggregate of 9,611,066 shares of our common stock was reserved for issuance. As of December 31, 2009, options to purchase 543,578 shares of common stock were outstanding under the 2002 Stock Plan, 4,536,721 RSUs were outstanding and 734,680 shares were available for future issuance. Any shares available for issuance under the 2002 Stock Plan as of the completion of this offering will become available for issuance under the 2010 Plan.

If a stock award granted under the 2002 Stock Plan expires or otherwise terminates without being exercised in full, the shares not acquired pursuant to the stock award shall become available for issuance under the 2010 Plan. Shares issued under our 2002 Stock Plan may be authorized but unissued or reacquired shares of our stock.

Administration

Our board of directors, or a committee thereof appointed by our board of directors, or a combination thereof, has the authority to administer the 2002 Stock Plan. The 2002 Stock Plan may be administered by different administrative bodies with respect to different classes of participants and, if permitted by the applicable laws, our board of directors may authorize one or more officers to grant options, RSUs or stock purchase rights under the 2002 Stock Plan. The board of directors may increase or reduce the size of any committee to the extent permitted by the applicable laws and as permitted by Rule 16b-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and Section 162(m) of the Code. The administrator has the power to determine the fair market value of our common stock, the forms of agreements for use under the 2002 Stock Plan and the terms of the awards, including recipients of awards, the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration payable upon exercise. The administrator also has the authority, in its discretion, to institute an option exchange program or reprice stock options without obtaining additional stockholder approval.

Stock Options

The 2002 Stock Plan provides for the grant of ISOs under the U.S. federal tax laws or NQSOs. ISOs may be granted only to our employees and the employees of certain of our subsidiary corporations. Employees and consultants of our affiliate corporations are not eligible to receive ISOs. NQSOs may be granted to employees, directors or consultants of our company or any subsidiary or affiliate corporation. The exercise price of ISOs granted to employees who at the time of grant own stock representing more than 10% of the voting power of all classes of our common stock may not be less than 110% of the fair market value of our common stock on the date of grant, and the exercise price of ISOs granted to any other employee or director may not be less than 100% of the fair market value of our common stock on the date of grant. The exercise price of NQSOs may not be less than 100% of the fair market value of our common stock on the date of grant. Notwithstanding the foregoing, stock options may be granted with different exercise prices pursuant to a merger or other corporate transaction.

In general, the maximum term of options granted is ten years. The maximum term of ISOs granted to an employee who owns stock representing more than 10% of the voting power of all classes of our common stock is five years. If an optionee’s service relationship with us terminates other than by disability or death, the optionee may exercise the vested portion of any option for three months following termination of service or such period of time as specified in the optionee’s option agreement, but in no event will such period be less than 30 days following the termination of service. If an optionee’s service relationship with us terminates by disability or death, the optionee, or the optionee’s designated beneficiary, as applicable, may exercise the vested portion of any option within twelve months, or such later period as determined by the administrator, following the termination of service. Shares of common stock representing any unvested portion of the option on the date of termination shall immediately cease to be issuable and shall become available for issuance under the 2002 Stock Plan. If, after termination, the optionee does not exercise the option within the time period specified, the option shall terminate and the shares of common stock covered by such option will become available for issuance under the 2002 Stock Plan.

Options under the 2002 Stock Plan may be granted with the right to exercise those options before vesting. Upon the exercise of an option prior to vesting, optionees must enter into a restricted stock purchase agreement with our company, which provides that we have a right to repurchase any unvested shares for the 90 days following termination of an optionee’s service with us for any reason at a repurchase price equal to the exercise price. In addition, prior to this offering, we had a 30-day right of first refusal if an optionee intends to sell shares acquired pursuant to any option granted under the 2002 Stock Plan.

Restricted Stock Units

The 2002 Stock Plan provides for the grant of RSUs to any employee, director or consultant of our company and any subsidiary or affiliate corporation. RSUs will be governed by a restricted stock unit agreement. At the time of grant, the administrator will specify, or permit the grantee to specify, the conditions and dates upon which the shares underlying the RSUs shall be issued, which shall not be earlier than the vesting date or dates of the RSUs and which conditions and dates shall be subject to an exception from, or compliance with, Section 409A of the Code. One unrestricted, fully transferable share of our common stock will issue for each restricted stock unit that becomes vested and that was not previously forfeited.

Stock Purchase Rights

The 2002 Stock Plan provides that we may issue stock purchase rights alone, in addition to or in tandem with other awards granted under the 2002 Stock Plan and/or cash awards made outside of the 2002 Stock Plan. Stock purchase rights may be granted to any employee, director or consultant of our company and any subsidiary or affiliate corporation. Any stock purchase rights will be governed by a stock purchase agreement. Unless the administrator determines otherwise, we will have the right to repurchase shares of common stock acquired by the purchaser upon exercise of a stock purchase right upon the termination of the purchaser’s service with our company. The repurchase price for shares acquired by the purchaser upon exercise of a stock purchase right shall be the original price paid by the purchaser. The repurchase option shall lapse at a rate as determined by the administrator.

Transferability

Under our 2002 Stock Plan, options, RSUs and stock purchase rights may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution. The designation of a beneficiary by an optionee will not constitute a transfer. After the date our common stock becomes a listed security on a national securities exchange, the administrator may grant transferable nonstatutory stock options as the administrator deems appropriate.

Corporate Transactions

In the event of a dissolution or liquidation, each outstanding award under the 2002 Stock Plan shall terminate immediately prior to such action, unless otherwise approved by the administrator. In the event of certain changes in capitalization, the administrator of the 2002 Stock Plan shall adjust the number of shares of common stock that may be delivered under the 2002 Stock Plan and/or the number class and price of shares of common stock covered by each outstanding option or stock purchase right, subject to any required action by our stockholders.

Change in Control

In the event we undergo a change in control, and any surviving corporation does not assume options, RSUs or stock purchase rights under the 2002 Stock Plan, or substitute an equivalent option of the successor corporation or a parent or subsidiary of the successor corporation, each outstanding option, restricted stock unit and stock purchase right shall terminate upon consummation of the transaction. For the purposes of the 2002 Stock Plan, a change in control means a sale of all or substantially all of our assets, or any merger or consolidation of our company with or into another corporation, other than (i) a merger effected solely for the purpose of changing the state of our company’s domicile, and (ii) a merger or consolidation in which the holders of the shares of capital stock of our company outstanding immediately prior to such transaction continue to hold more than 50 percent of the total voting power represented by the voting securities of our company, or such surviving entity, outstanding immediately after such transaction.

2000 Stock Plan, as amended

Our board of directors adopted our 2000 Stock Plan on January 11, 2000, and it was subsequently approved by our stockholders, and last amended on May 14, 2002, or as amended, the 2000 Stock Plan. The 2000 Stock Plan provides for the grant of ISOs, NQSOs and stock purchase rights. In July 2005, our board of directors determined not to grant any additional awards under the 2000 Stock Plan.

As of December 31, 2009, options to purchase 4,767 shares of common stock remained outstanding under the 2000 Stock Plan. If a stock award granted under the 2000 Stock Plan expires or otherwise terminates without being exercised in full, the shares not acquired pursuant to the stock award again become available for issuance under the 2010 Plan. Shares issued under our 2000 Stock Plan may be authorized but unissued or reacquired shares of our stock.

Our board of directors has the authority to amend, alter, suspend, discontinue or terminate the 2000 Stock Plan provided such action does not impair the rights of any participant without his or her consent and stockholder approval is obtained where required under applicable laws.

Administration

Our board of directors, or a committee thereof appointed by our board of directors, or a combination thereof, has the authority to administer the 2000 Stock Plan. The 2000 Stock Plan may be administered by different administrative bodies with respect to different classes of participants and, if permitted by the applicable laws, our board of directors may authorize one or more officers to grant options, RSUs or stock purchase rights under the 2000 Stock Plan. The board of directors may increase or reduce the size of any committee to the extent permitted by the applicable laws and as permitted by Rule 16b-3 under the Exchange Act and Section 162(m) of the Code. The administrator has the power to determine the fair market value of our common stock, the forms of agreements for use under the 2000 Stock Plan and the terms of the awards, including recipients of awards, the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration payable upon exercise. The administrator also has the authority, in its discretion, to institute an option exchange program or reprice stock options without obtaining additional stockholder approval.

Stock Options

The 2000 Stock Plan provides for the grant of ISOs under the U.S. federal tax laws or NQSOs. ISOs may be granted only to employees of our company and certain of our subsidiary corporations; employees and consultants of our affiliate corporations are not eligible to receive ISOs. NQSOs may be granted to any of our employees, directors or consultants or the employees, consultants or directors of our subsidiary or affiliate corporations. The exercise price of ISOs granted to employees who at the time of grant own stock representing more than 10% of the voting power of all classes of our common stock may not be less than 110% of the fair market value of our common stock on the date of grant, and the exercise price of ISOs granted to any other employee or director may not be less than 100% of the fair market value of our common stock on the date of grant. The exercise price of NQSOs may not be less than 100% of the fair market value of our common stock on the date of grant. Notwithstanding the foregoing, stock options may be granted with different exercise prices pursuant to a merger or other corporate transaction.

In general, the maximum term of options granted is ten years. The maximum term of options granted to an optionee who owns stock representing more than 10% of the voting power of all classes of our common stock is five years. If an optionee’s service relationship with us terminates other than by disability or death, the optionee may exercise the vested portion of any option for three months following termination of service or such period of time as specified in the optionee’s option agreement, but in no event will such period be less than 30 days following the termination of service. If an optionee’s service relationship with us terminates by disability or death, the optionee, or the optionee’s designated beneficiary, as applicable, may exercise the vested portion of any option within twelve months, or such later period as determined by the administrator, following the termination of service. Shares of common stock representing any unvested portion of the option on the date of termination shall immediately cease to be issuable and shall become available for issuance under the 2002 Stock Plan. If, after termination, the optionee does not exercise the option within the time period specified, the option shall terminate and the shares of common stock covered by such option will become available for issuance under the 2000 Stock Plan.

Options under the 2000 Stock Plan may be granted with the right to exercise those options before vesting. Upon the exercise of an option prior to vesting, optionees must enter into a restricted stock purchase agreement with our company, which provides that we have a right to repurchase any unvested shares for the 90 days following termination of an optionee’s service with us for any reason at a repurchase price equal to the exercise price. In addition, prior to this offering, we had a 30-day right of first refusal if an optionee intends to sell shares acquired pursuant to any option granted under the 2000 Stock Plan.

Under the 2000 Stock Plan, if required by applicable laws, any option granted prior to our common stock becoming listed on a national securities exchange shall become exercisable at a rate of at least 20 percent over a five year period from the date of grant. If required by applicable laws, in the event of shares, issued upon exercise of an option granted under the 2000 Stock Plan prior to the date our common stock becomes a listed on a national securities exchange, are subject to a right of repurchase by our company, such repurchase right shall lapse at the rate of at least 20 percent per year over five years from the date of grant.

Stock Purchase Rights

The 2000 Stock Plan provides that we may issue stock purchase rights alone, in addition to or in tandem with options granted under the 2000 Stock Plan and/or cash awards made outside of the 2000 Stock Plan. Stock purchase rights may be granted to any employee, director or consultant of our company or of our subsidiary or affiliate corporations. Any stock purchase rights will be governed by a stock purchase agreement. Unless the administrator determines otherwise, we will have the right to repurchase shares of common stock acquired by the purchaser upon exercise of a stock purchase right upon the termination of the purchaser’s service with our company. The repurchase price for shares acquired by the purchaser upon exercise of a stock purchase right shall be the original price paid by the purchaser. The repurchase option shall lapse at a rate as determined by the administrator, provided however that with respect to a purchaser who is not an officer, director or consultant of our company or any of our subsidiary corporations, it shall lapse at a minimum rate of 20% per year if required by applicable laws.

Transferability

Under our 2000 Stock Plan, options, RSUs and stock purchase rights may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution. The designation of a beneficiary by an optionee will not constitute a transfer. After the date our common stock becomes a listed security on a national securities exchange, the administrator may grant transferable nonstatutory stock options as the administrator deems appropriate.

Corporate Transactions

In the event of a dissolution or liquidation, each outstanding award under the 2000 Stock Plan shall terminate immediately prior to such action, unless otherwise approved by the administrator. In the event of certain changes in capitalization, the administrator of the 2000 Stock Plan shall adjust the number of shares of common stock that may be delivered under the 2000 Stock Plan and/or the number class and price of shares of common stock covered by each outstanding option or stock purchase right, subject to any required action by our stockholders.

Change in Control

In the event we undergo a change in control, and any surviving corporation does not assume options, RSUs or stock purchase rights under the 2000 Stock Plan, or substitute an equivalent option of the successor corporation or a parent or subsidiary of the successor corporation, each outstanding option, restricted stock unit and stock purchase right shall terminate upon consummation of the transaction. For the purposes of the 2000 Stock Plan, a change in control means a sale of all or substantially all of our assets, or any merger or consolidation of our company with or into another corporation, other than (i) a merger effected solely for the purpose of changing the state of our company’s domicile, and (ii) a merger or consolidation in which the holders of the shares of capital stock of our company outstanding immediately prior to such transaction continue to hold more than 50% of the total voting power represented by the voting securities of our company, or such surviving entity, outstanding immediately after such transaction.

1999 Founders Stock Plan

In December 1999, our board of directors adopted the 1999 Founders Stock Plan, or the Founders Plan, which provides for grants of shares of our common stock to eligible employees and consultants. The Founders Plan authorized issuance of a maximum of 141,343, as adjusted for equity restructurings, shares of our common stock. As of December 31, 2009, 141,343 shares of common stock have been issued under the Founders Plan and no shares are subject to repurchase by us. Stock granted under the Founders Plan shall have a purchase price of at least 100% of the fair market value of our common stock on the date of grant. The shares granted under the Founders Plan were restricted and generally vested over four years from the date of the grant. Upon termination of any grantee’s service to our company for any reason, we had the right to repurchase all or any portion of the unvested shares acquired by the grantee at a repurchase price that was equal to the original purchase price at any time following the date of termination. The Founders Plan terminates ten years from the date of adoption by our board of directors, unless sooner terminated by our board of directors.

1997 Long-Term Incentive and Stock Option Plan

Our 1997 Long-Term Incentive and Stock Option Plan, or the 1997 Incentive Plan, was assumed by us in connection with our acquisition of Optical Solutions, Inc. in February 2006. The 1997 Incentive Plan, as amended provides for the grant of ISOs, NQSOs, stock appreciation rights, restricted stock, bonus stock awards and performance awards. As of December 31, 2009, options to purchase a total of 129,284 shares of our common stock were outstanding and no shares remained available for future issuance under this plan. The 1997 Incentive Plan terminated on February 28, 2007, but options outstanding under the 1997 Incentive Plan on the date it was terminated remain subject to its terms.

Our board of directors, or a committee thereof appointed by our board of directors, has the authority to administer the 1997 Incentive Plan and the awards granted under it, except with respect to grants and awards to persons subject to Section 16 of the Exchange Act. For these individuals, grants and awards under the 1997 Incentive Plan shall be made by a committee comprised of at least two members of our board of directors who have not received any option grant or award under the 1997 Incentive Plan in the preceding 12 months, and who also will not be eligible for option grants or awards while serving on the committee.

No option or award under the 1997 Incentive Plan is transferable, except by will or the laws of descent or distribution. Without stockholder approval, our board of directors may not increase the maximum number of shares under the plan, decrease the minimum exercise price of incentive stock options granted under the plan, extend the maximum term of ISOs or NQSOs awarded under the plan, or modify the eligibility requirements for participation in the plan.

Stock Options

The 1997 Incentive Plan provides for the grant of ISOs under the U.S. federal tax laws or NQSOs. ISOs may be granted only to employees of our company and its subsidiary corporations. NQSOs may be granted to employees, non-employee directors, consultants and agents of our company and its subsidiary corporations. The exercise price of ISOs granted to an employee who at the time of grant owns stock representing more than 10% of the voting power of all classes of our common stock may not be less than 110% of the fair market value of our common stock on the date of grant, and the exercise price of ISOs granted to any other optionee may not be less than 100% of the fair market value of our common stock on the date of grant. The exercise price of NQSOs shall be determined by the administrator of the 1997 Incentive Plan. The maximum term of ISOs is ten years and of NQSOs is 15 years.

Stock Appreciation Rights

The 1997 Incentive Plan provides for the grant of a stock appreciation right, or SAR, at the time of grant of an option or award under the plan or at any other time. Any SAR will be governed by an agreement representing the SAR. The SAR may be exercised in exchange for cash, shares of our common stock or a combination of both as determined by the administrator of the 1997 Incentive Plan. Upon exercise, the holder of the SAR will receive the excess of the fair market value of one share of our common stock on the date of exercise over the per share exercise price in respect of which the SAR was granted, multiplied by the number of shares as to which the SAR is exercised.

Restricted Stock

The 1997 Incentive Plan provides for the grant of restricted stock, awards of our common stock subject to forfeiture and transfer restrictions. Any restricted stock award shall be evidenced by an agreement. A restricted stock award agreement shall set forth the period of time during which the grantee must remain in the continuous employment of our company for the forfeiture and transfer restrictions to lapse. The administrator may also set performance or other conditions which subject the restricted stock award shares to forfeiture and transfer restrictions.

Bonus Stock Awards

The 1997 Incentive Plan provides for the grant of bonus stock awards which are shares of our common stock awarded without cost or restrictions in recognition of past performance as an incentive to become an employee, a non-employee member of our board of directors, or a consultant, agent or independent contractor to our company or one of its subsidiaries or otherwise.

Performance Awards

The 1997 Incentive Plan provides for the grant of performance awards, which may be denominated or payable in cash, shares of common stock, other securities, other awards, or other property, and which shall be payable to or exercisable by the awardee upon the achievement of such performance goals during such performance period as established by the administrator.

Corporate Transactions

In the event of certain corporate transactions, the administrator of the 1997 Incentive Plan shall adjust the aggregate number of shares subject to the plan, the number of shares and the price per share subject to outstanding options and awards and the amount payable upon exercise of outstanding awards in order to prevent dilution or enlargement of rights under the options and awards.

In the event of a merger, consolidation, reorganization, recapitalization, stock dividend, stock split or other change in our corporate structure, the administrator of the 1997 Incentive Plan shall make appropriate adjustments to outstanding options and awards.

401(k) Plan

We have a 401(k) retirement savings plan under which employees who are at least 21 years old may defer compensation pursuant to Section 401(k) of the Internal Revenue Code. Participants in the plans may contribute up to 25% of their eligible compensation pre-tax and otherwise up to 100% of their eligible compensation, in each case, subject to the limitations placed by the IRS. We, at the discretion of the board of directors, may make additional matching contributions on behalf of the participants. Our matching contribution was $0.6 million for the year ended December 31, 2009.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation, which will be in effect upon the completion of this offering, contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the completion of this offering provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our amended and restated bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, since January 1, 2007, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers, holders of more than 5% of our capital stock or any member of their immediate family had or will have a direct or indirect material interest, other than compensation arrangements with directors and executive officers, which are described where required under the sections titled “Management—Director Compensation” and “Management—Executive Compensation.”

Preferred Stock Issuances

Issuance of Series J Convertible Preferred Stock

During May, July and August 2009, we issued and sold in a series of closings, an aggregate of 6,311,897 shares of our Series J convertible preferred stock at a price per share of $7.9215, for aggregate consideration of approximately $50.0 million. The table below sets forth the number of shares of Series J convertible preferred stock purchased by our directors, executive officers and 5% stockholders and their affiliates.

Name	Number of Shares of Series J Convertible Preferred Stock	Aggregate Purchase Price ($)
Funds affiliated with Foundation Capital(1)(2)	1,262,387	$10,000,001
Funds affiliated with TeleSoft Partners(3)	482,444	3,821,691
Funds affiliated with Azure Capital Partners(1)(4)	476,971	3,778,334
Funds affiliated with Meritech Capital Partners(5)	382,954	3,033,575
Funds affiliated with Redpoint Ventures(6)	343,494	2,720,993
Funds affiliated with Sprout Group(1)(7)	169,300	1,341,121
Carl Russo(8)	1,515,502	12,005,054
Don Listwin	64,258	509,020
Michael Ashby	234,918	1,860,908

(1)	Adam Grosser is a member of our board of directors and a general partner of Foundation Capital, Paul Ferris is a member of our board of directors and a general partner of Azure Capital Partners, and Wayne Nemeth is a former member of our board of directors and at the time of the Series J financing was affiliated with Sprout Group.
(2)	Consists of 1,235,561 shares purchased by Foundation Capital V, LP and 26,826 shares purchased by Foundation Capital V Principals Fund, LLC.
(3)	Consists of 258,191 shares purchased by TeleSoft Partners II SBIC, L.P., 209,962 shares purchased by TeleSoft Partners II QP, L.P. and 14,291 shares purchased by TeleSoft Partners II, L.P.
(4)	Consists of 457,908 shares purchased by Azure Venture Partners I, L.P., 13,564 shares purchased by Azure Ventures I, L.P., 5,222 shares purchased by Azure Partners I, L.P. and 277 shares purchased by Azure I, L.P.
(5)	Consists of 376,827 shares purchased by Meritech Capital Partners L.P. and 6,127 shares purchased by Meritech Capital Affiliates L.P.
(6)	Consists of 334,907 shares purchased by Redpoint Ventures I, L.P. and 8,587 shares purchased by Redpoint Associates I, LLC.
(7)	Consists of 159,424 shares purchased by Sprout Capital IX, L.P., 6,362 shares purchased by DLJ ESC II, L.P., 1,912 shares purchased by DLJ Capital Corporation, 972 shares purchased by Sprout IX Plan Investors, L.P. and 630 shares purchased by Sprout Entrepreneur’s Fund L.P.
(8)	Includes 719,856 shares purchased by the Crescentico Trust, 658,474 shares purchased by Equanimous Investments and 13,414 shares purchased by Calgrat Partners, L.P.

Issuance of Series I Convertible Preferred Stock

During June and September 2007, we issued and sold in a series of closings, an aggregate of 1,716,172 shares of Series I convertible preferred stock at a per share price of $24.84, for aggregate consideration of approximately $42.6 million. The table below sets forth the number of shares of Series I convertible preferred stock purchased by our directors, executive officers and 5% stockholders and their affiliates.

Name	Number of Shares of Series I Convertible Preferred Stock	Aggregate Purchase Price ($)
Funds affiliated with Foundation Capital(1)(2)	805,152	$19,999,992
Funds affiliated with TeleSoft Partners(3)	40,256	999,992
Carl Russo(4)	24,154	600,002
Don Listwin	40,258	1,000,009

(1)	Adam Grosser is a member of our board of directors and a general partner of Foundation Capital.
(2)	Consists of 788,043 shares purchased by Foundation Capital V, LP and 17,109 shares purchased by Foundation Capital V Principals Fund, LLC.
(3)	Consists of 21,538 shares purchased by TeleSoft Partners II SBIC, L.P., 17,526 shares purchased by TeleSoft Partners II QP, L.P. and 1,192 shares purchased TeleSoft Partners II, L.P.
(4)	Consists of 24,154 shares purchased by The Crescentico Trust, of which Mr. Russo is the trustee.

Since the third quarter of 2007, we have paid quarterly and annual dividends to our Series I convertible preferred stockholders in the form of additional shares of Series I convertible preferred stock. The table below sets forth the number of shares of Series I convertible preferred stock issued or declared as dividends to our directors, executive officers and 5% stockholders and their affiliates, all of which will have been issued prior to the completion of this offering.

Name	Number of Shares of Series I Convertible Preferred Stock
Funds affiliated with Foundation Capital(1)(2)	270,021
Funds affiliated with Telesoft Partners(3)	13,460
Carl Russo(4)	8,089
Don Listwin	13,488
Michael Marks(5)(6)	34,893

(1)	Adam Grosser is a member of our board of directors and a general partner of Foundation Capital.
(2)	Consists of 264,296 shares issued to Foundation Capital V, LP and 5,725 shares issued to Foundation Capital V Principals Fund, LLC.
(3)	Consists of 7,210 shares issued to TeleSoft Partners II SBIC, L.P., 5,865 shares issued to TeleSoft Partners II QP, L.P. and 385 shares issued to TeleSoft Partners II, L.P.
(4)	Consists of 8,089 shares issued to The Crescentico Trust, of which Mr. Russo is the trustee.
(5)	Michael Marks became a member of our board of directors in August 2009 and is a founding partner of Riverwood Capital LLC.
(6)	Consists of 34,893 shares issued or declared as dividends to Riverwood Capital LLC in September 2009, December 2009 and March 2010, all of which will have been issued prior to the completion of this offering.

Description of Series I and J Convertible Preferred Stock

Please see Note 12 to our financial statements included in this prospectus for a summary description of the terms of the Series I and J convertible preferred stock.

Investors’ Rights Agreement

We are party to an amended and restated investors’ rights agreement which provides that the holders of common stock issuable upon conversion of our convertible preferred stock have the right to demand that we file a registration statement or request that their shares of common stock be covered by a registration statement that we are otherwise filing. For a description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.” In addition to the registration rights, the amended and restated investors’ rights agreement provides for certain information rights and rights of first refusal. The provisions of the amended and restated investors’ rights agreement, other than those relating to registration rights, will terminate upon the completion of this offering.

Voting Agreement

We have entered into an amended and restated voting agreement with certain holders of our common stock and certain holders of our convertible preferred stock. For a description of the amended and restated voting agreement, see the section titled “Management—Voting Arrangements.”

Promissory Note

On January 15, 2003, we issued a non-interest bearing promissory note for $5.0 million due January 15, 2008 to Michael Hatfield, a former member of our board of directors. The note was amended and restated on May 7, 2003. The amended and restated note had a principal amount of $4.3 million and an annual interest rate of 3.04%, payable on a quarterly basis. As of December 31, 2007, there was $4.3 million outstanding under the amended and restated note. We repaid the principal amount of the note, plus accrued interest, on January 15, 2008. Over the term of the note, we paid an aggregate of approximately $0.6 million in interest.

Stock Purchase Agreement

On August 28, 2009, we entered into a stock purchase agreement with The Crescentico Trust and Equanimous Investments, which are entities affiliated with Carl Russo, our president and chief executive officer and a member of our board of directors, and certain purchasers, including entities affiliated with Foundation Capital, Riverwood Capital LLC, WB Investors, LLC, Michael Everett and Don Listwin. Adam Grosser is a member of our board of directors and a general partner of Foundation Capital, one of our 5% stockholders. Michael Marks is a member of our board of directors and is a founding partner of Riverwood Capital LLC and a manager of WB Investors, LLC. Messrs. Everett and Listwin are members of our board of directors. Under this stock purchase agreement, the entities affiliated with Mr. Russo agreed to sell to the purchasers 617,009 shares of our Series J convertible preferred stock for aggregate consideration of $4.9 million. In connection with this transaction, we waived our right of first refusal with respect to the sale by The Crescentico Trust and Equanimous Investments.

2008 Stock Option Repricing

In April 2008, we reset the exercise price of stock options granted between February 28, 2006 and December 31, 2007 (i.e., those stock options having a per share exercise price of $19.56 or higher) and repriced those options to $15.42, which represented the fair market value of our common stock as of that date. All of our executive officers and directors who held eligible stock options participated in the repricing.

The following table sets forth the options held by our executive officers and directors, which were repriced in April 2008.

Name	Number of Options	Exercise or Base Price of Stock and Options Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(1)

Carl Russo	658,133	$15.42	$1,194,512
Roger Weingarth	49,999	15.42	120,000
Tony Banta	9,877	15.42	23,237
John Colvin	20,418	15.42	46,869
Michael Ashby	133,333	15.42	240,000
Frank Wiener	91,331	15.42	124,640

(1)	Amounts represent the incremental fair value of the repriced options on April 22, 2008 calculated in accordance with ASC Topic 718. See Note 13 to our financial statements included in this prospectus for a discussion of assumptions made in determining the grant date value and compensation expense of our stock options.

2009 Stock Option Exchange Program

In August 2009, we offered current employees, including our executive officers and directors, the opportunity to exchange eligible stock options having a per share exercise price of $17.55 or lower for restricted stock units, or RSUs, on a one-for-one basis. The vesting schedule for the RSUs is as follows: 50% of the RSUs will vest on the first day the trading window opens for employees that is more than 180 days following the effective date of an initial public offering, or the First Vesting Date, and the remaining 50% of the RSUs will vest on the first day the trading window opens for employees that is more than 180 days after the First Vesting Date, in each case, subject to the employee or director’s continuous service to our company through the vesting date. However, any unvested RSUs will become immediately vested prior to the closing of a change in control, subject to the employee or director’s continuous service to our company through such date. All of our executive officers and directors who held eligible stock options participated in the stock option exchange.

The following table sets forth the number of options exchanged for RSUs by our directors and named executive officers.

Name	Number of Options Exchanged for RSUs
Carl Russo	658,133
Kelyn Brannon-Ahn	200,000
Tony Banta	66,543
John Colvin	41,884
Kevin Pope	120,000
Roger Weingarth	160,665
Don Listwin	23,332
Michael Ashby	107,333
Michael Everett	23,332
Paul Ferris	–
Robert Finzi	–
Michael Flynn	29,998
Adam Grosser	–
Michael Marks	–

Stock Option Grants

We have granted stock options to our executive officers and certain members of our board of directors. For a description of these options, see the section titled “Management—Executive Compensation—Grants of Plan-Based Awards Table” and “Management—Director Compensation.”

Change in Control Arrangements

We have entered into change in control agreements with certain of our executive officers that, among other things, provide for certain change in control benefits. For a description of these agreements, see the section titled “Management—Offer Letters.”

Indemnification Agreements

We will enter into indemnification agreements with each of our current directors, officers and some employees before the completion of this offering. See the section titled “Management—Limitation of Liability and Indemnification.”

Other than as described above under this section titled “Certain Relationships and Related Party Transactions,” since January 1, 2007, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s length dealings with unrelated third parties.

Policies and Procedures for Related Party Transactions

Our board of directors has adopted a written related person transaction policy, to be effective upon the consummation of this offering, to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness or employment by us of a related person.

PRINCIPAL STOCKHOLDERS AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of December 31, 2009 by:

•	each person who we know beneficially owns more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each of the selling stockholders.

This table reflects a 2-for-3 reverse stock split of our common stock and convertible preferred stock and assumes the conversion of all outstanding shares of convertible preferred stock into 28,043,597 shares of common stock upon the completion of this offering. The percentage of ownership indicated before this offering is based upon 32,130,866 shares of common stock outstanding as of December 31, 2009. The percentage of ownership indicated after this offering is based upon 36,297,532 shares of common stock outstanding upon the completion of this offering, assuming no exercise by the underwriters of their option to purchase up to an aggregate of 949,339 additional shares of our common stock from us.

Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all shares of common stock held by them. Shares of common stock subject to options currently exercisable or exercisable within 60 days of December 31, 2009 and not subject to repurchase as of that date are deemed outstanding for calculating the percentage of outstanding shares of the person holding these options, but are not deemed outstanding for calculating the percentage of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Calix, Inc., 1035 N. McDowell Boulevard, Petaluma, California 94954.

	Beneficial Ownership Prior to the Offering(1)				Shares Being Offered	Beneficial Ownership After the Offering
Name and Address of Beneficial Owner	Common Stock	Options Exercisable within 60 Days	Number of Shares Beneficially Owned	Percent		Number of Shares Beneficially Owned	Percent
5% Stockholders:
Funds affiliated with Foundation Capital(2) 250 Middlefield Road Menlo Park, CA 94025	2,910,986	–	2,910,986	9.06%	–	2,910,986	8.02%
Funds affiliated with TeleSoft Partners(3) 950 Tower Lane, Suite 1600 Foster City, CA 94404	2,688,913	–	2,688,913	8.37%	–	2,688,913	7.41%
Funds affiliated with Azure Capital Partners(4) 650 California Street, 11th Floor San Francisco, CA 94108	2,644,743	–	2,644,743	8.23%	–	2,644,743	7.29%
Funds affiliated with Meritech Capital Partners(5) 245 Lytton Avenue, Suite 350 Palo Alto, CA 94301	2,119,540	–	2,119,540	6.59%	–	2,119,540	5.84%
Funds affiliated with Redpoint(6) 3000 Sand Hill Road, Building 2 Suite 290 Menlo Park, CA 94025	1,927,062	–	1,927,062	6.00%	–	1,927,062	5.31%

Executive Officers and Directors:
Carl Russo(7)	4,908,691	–	4,908,691	15.27%	–	4,908,691	13.52%
Kelyn Brannon-Ahn	–	–	–	*	–	–	*
Tony Banta	–	–	–	*	–	–	*
John Colvin	200,000	–	200,000	*	–	200,000	*
Kevin Pope	–	–	–	*	–	–	*
Roger Weingarth(8)	80,188	80,160	160,348	*	–	160,348	*
Don Listwin	320,248	–	320,248	1.00%	–	320,248	*
Michael Ashby(9)	1,535,195	1,555	1,536,750	4.78%	–	1,536,750	4.23%
Michael Everett	12,623	–	12,623	*	–	12,623	*
Paul Ferris(4)	2,644,743	–	2,644,743	8.23%	–	2,644,743	7.29%
Robert Finzi(10)	1,043,500	–	1,043,500	3.25%	–	1,043,500	2.87%
Michael Flynn	–	–	–	*	–	–	*
Adam Grosser(2)	2,910,986	–	2,910,986	9.06%	–	2,910,986	8.02%
Michael Marks(11)	909,577	–	909,577	2.83%	328,703	580,874	1.60%
All executive officers and directors as a group (14 persons)	14,565,751	81,715	14,647,466	45.45%	328,703	14,318,763	39.36%

	Beneficial Ownership Prior to the Offering(1)				Shares Being Offered	Beneficial Ownership After the Offering
Name and Address of Beneficial Owner	Common Stock	Options Exercisable within 60 Days	Number of Shares Beneficially Owned	Percent		Number of Shares Beneficially Owned	Percent

Selling Stockholders:
Michael Hatfield(12)	1,391,788	–	1,391,788	4.33%	402,401	989,387	2.73%
Entities affiliated with MSD Ventures(13)	615,353	–	615,353	1.91%	615,353	–	*
Entities affiliated with Integral Capital Partners(14)	244,641	–	244,641	*	122,298	122,343	*
Entities affiliated with Menlo Ventures(15)	237,202	–	237,202	*	237,202	–	*
Sherri G. Corker Revocable Trust(16)	273,326	–	273,326	*	24,917	248,409	*
CIV LLC(17)	131,354	–	131,354	*	8,001	123,353	*
Rick Johnston(18)	123,390	–	123,390	*	12,838	110,552	*
H.I.G. Cross-Connect, Inc.(19)	99,257	–	99,257	*	99,257	–	*
Jason Dove(20)	35,357	22,026	57,383	*	5,491	51,892	*
Ray Savona(21)	51,189	–	51,189	*	4,543	46,646	*
Lisa Lord(22)	39,119	–	39,119	*	17,253	21,866	*
Heng Hsing Investment Co., Ltd.(23)	30,706	–	30,706	*	30,706	–	*
Glouple Ventures 2000-I, LLC(24)	30,471	–	30,471	*	30,471	–	*
TechnoPlus Ventures Ltd.(25)	28,876	–	28,876	*	28,876	–	*
Miguel Alonso(26)	28,816	–	28,816	*	352	28,464	*
Herrick Family Partners, Ltd.(27)	25,563	–	25,563	*	25,563	–	*
Michelle Lyman	22,916	–	22,916	*	3,774	19,142	*
Thomas Hergenrother(28)	13,689	5,714	19,403	*	4,255	15,148	*
HVST Limited Partnership(29)	20,113	–	20,113	*	20,113	–	*
Brent Reed(†)	3,648	–	3,648	*	3,648	–	*
Bradley W. Baker(†)	2,317	–	2,317	*	2,317	–	*
All Other Selling Stockholders as a group(30)	309,833	518	310,351	*	133,934	176,417	*

*	Represents beneficial ownership of less than 1% of the outstanding common stock.
†	The selling stockholder is an affiliate of a registered broker-dealer. Such selling stockholder has certified that it has purchased the shares being offered by it in the ordinary course of business, and at the time of the purchase of such shares, had no agreements or understandings, directly or indirectly, with any person to distribute such shares.

(1)	Shares shown in the table above include shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account.
(2)	Represents 2,849,146 shares held by Foundation Capital V, LP and 61,840 shares held by Foundation Capital V Principals Fund, LLC. The sole general partner of Foundation Capital V, LP and Foundation Capital V Principals Fund, LLC is Foundation Capital Management Co. V, LLC. The managers of Foundation Capital Management Co. V, LLC are William B. Elmore, Adam Grosser, Paul R. Holland, Paul G. Koontz, Charles P. Moldow, Richard A. Redelfs, Michael N. Schuh and Warren M. Weiss. These individuals may be deemed to have shared voting and investment power of the shares held by Foundation Capital V, LP and Foundation Capital V Principals Fund, LLC. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein.
(3)

Represents 1,448,422 shares held by TeleSoft Partners II SBIC, L.P., 1,160,043 shares held by TeleSoft Partners II QP, L.P., 78,934 shares held by TeleSoft Partners II, L.P. and 1,514 shares held by TeleSoft NP Employee Fund, L.L.C. The sole general partner of TeleSoft Partners II SBIC, L.P. is

TeleSoft II SBIC-GP, Inc. The sole stockholder of TeleSoft II SBIC-GP, Inc. is TeleSoft Management II, L.L.C. The sole general partner of TeleSoft Partners II QP, L.P. and TeleSoft Partners II, L.P. is TeleSoft Management II, L.L.C. The executive manager of TeleSoft Management II, L.L.C. is Arjun Gupta. The sole manager of TeleSoft NP Employee Fund, L.L.C. is Al Howard. Mr. Gupta may be deemed to have shared voting and investment power over the shares held by TeleSoft Partners II SBIC, L.P., TeleSoft Partners II QP, L.P. and TeleSoft Partners II, L.P. Mr. Howard may be deemed to have shared voting and investment power over the shares held by TeleSoft NP Employee Fund, L.L.P. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein.

(4)	Represents 2,523,656 shares held by Azure Venture Partners I, L.P., 78,476 shares held by Azure Ventures I, L.P., 41,430 shares held by Azure Partners I, L.P. and 1,181 shares held by Azure I, L.P. The sole general partner of each of Azure Venture Partners I, L.P. and Azure Ventures I, L.P. is Azure Capital Partners VC Administrators, LLC. The general partners of Azure Capital Partners VC Administrators, LLC are Paul Ferris, Michael Kwatinetz, Cameron Lester and Paul Weinstein. The sole general partner of each of Azure Partners I, L.P. and Azure I, L.P. is Azure Capital Partners CO Administrators, LLC. The general partners of Azure Capital Partners CO Administrators, LLC are Paul Ferris, Michael Kwatinetz, Cameron Lester and Paul Weinstein. These individuals may be deemed to have shared voting and investment power over the shares held by Azure Venture Partners I, L.P., Azure Ventures I, L.P., Azure Partners I, L.P. and Azure I, L.P. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein.
(5)	Represents 2,085,647 shares held by Meritech Capital Partners L.P. and 33,893 shares held by Meritech Capital Affiliates L.P. The general partner of Meritech Capital Partners L.P. and Meritech Capital Affiliates L.P. is Meritech Capital Associates L.L.C. The managing member of Meritech Capital Associates L.L.C. is Meritech Management Associates L.L.C. The managing members of Meritech Management Associates L.L.C. are Paul S. Madera and Michael B. Gordon. These individuals may be deemed to have shared voting and investment power over the shares held by Meritech Capital Partners L.P. and Meritech Capital Affiliates L.P. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein.
(6)	Represents 1,729,808 shares held by Redpoint Ventures I, L.P., 87,247 shares held by Redpoint Technology Partners Q-1, L.P., 49,629 shares held by Redpoint Associates I, LLC, 46,453 shares held by Broadband Fund, L.P. and 13,925 shares held by Redpoint Technology Partners A-1, L.P. The sole general partner of each of Redpoint Ventures I, L.P., Redpoint Technology Partners Q-1, L.P. and Redpoint Technology Partners A-1, L.P. is Redpoint Ventures I, LLC. The manager of Redpoint Associates I, LLC is Redpoint Ventures I, LLC. The general partner of Broadband Fund, L.P. is BBF Management, LLC. The manager of BBF Management, LLC is Redpoint Ventures I, LLC. The managers of Redpoint Ventures I, LLC are Jeffrey Brody, R. Thomas Dyal, Timothy Haley, G. Bradford Jones, John Walecka and Geoffrey Yang. These individuals may be deemed to have shared voting and investment power over the shares held by Redpoint Ventures I, L.P., Redpoint Technology Partners Q-1, L.P., Redpoint Associates I, LLC, Redpoint Technology Partners A-1, L.P. and Broadband Fund, L.P. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein.
(7)	Includes 2,238,218 shares held by The Crescentico Trust, Carl Russo, Trustee, 275,633 shares held by Equanimous Investments and 73,758 shares held by Calgrat Partners, L.P. The managing members of Equanimous Investments are Carl Russo and Tim Pasquinelli. The managing partner of Calgrat Partners, L.P. is Tim Pasquinelli. These individuals may be deemed to have shared voting and investment power over the shares held by Equanimous Investments and Calgrat Partners, as applicable. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The address of each of The Crescentico Trust, Carl Russo, Trustee, Equanimous Investments and Calgrat Partners, L.P. is 1960 The Alameda #150, San Jose, California 95126.

(8)	Includes 80,160 shares subject to options that are exercisable within 60 days of December 31, 2009.
(9)	Includes 1,555 shares subject to options that are exercisable within 60 days of December 31, 2009.
(10)	Represents 982,618 shares held by Sprout Capital IX, L.P., 39,228 shares held by DLJ ESC II, L.P., 11,784 shares held by DLJ Capital Corporation, 5,986 shares held by Sprout IX Plan Investors, LP and 3,884 shares held by Sprout Entrepreneurs Fund L.P., which we collectively refer to as the Sprout Funds. The members of the investment committee of the Sprout Funds have voting and dispositive power over the shares of common stock held by the Sprout Funds. The investment committee consists of Robert Finzi, Janet Hickey, Kathleen LaPorte, Philippe Chambon and Nicole Arnaboldi. Each of Ms. Arnaboldi, Ms. Hickey, Ms. LaPorte and Messrs. Finzi and Chambon disclaim beneficial ownership of the shares held by the Sprout Funds, except to the extent of her or his pecuniary interest therein. DLJ Capital Corporation is the managing general partner of Sprout Capital IX, L.P. and the general partner of Sprout Entrepreneurs Fund, L.P. DLJ LBO Plans Management Corporation is the general partner of DLJ ESC II, L.P. DLJ LBO Plans Management Corporation II is the general partner of Sprout IX Plan Investors, L.P. DLJ LBO Plans Management Corporation, DLJ LBO Plans Management Corporation II and DLJ Capital Corporation are each wholly owned subsidiaries of Credit Suisse (USA) Inc., or CS-USA. The address for the Sprout Funds is c/o Credit Suisse, Eleven Madison Avenue, New York, NY 10010.

Credit Suisse, a Swiss bank, owns the majority of the voting stock of Credit Suisse Holdings (USA), Inc., which in turn owns all of the voting stock of CS-USA. The entities discussed above are private equity funds managed by indirect subsidiaries of CS-USA and form part of Credit Suisse’s asset management business. The ultimate parent company of Credit Suisse is Credit Suisse Group AG, or CSG. CSG disclaims beneficial ownership of the reported common stock that is beneficially owned by its direct and indirect subsidiaries. The address for CS-USA and CSG is Eleven Madison Avenue, New York, NY 10010.

(11)	Represents 846,458 shares held by Riverwood Capital LLC and 63,119 shares held by WB Investors, LLC. The manager of Riverwood Capital, LLC is Ironwood Management, LLC. The sole member of Ironwood Management, LLC is Michael Marks. The manager WB Investors, LLC is Michael Marks. Mr. Marks disclaims beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein. The address for each of Riverwood Capital, LLC and Ironwood Management, LLC is 70 Willow Road, Suite 100, Menlo Park, California 94025. The address for WB Investors, LLC is 30 Trail Lane, Woodside, California 94062.
(12)	Mr. Hatfield is the former chief executive officer of our company.
(13)	Represents 496,669 shares held by MSD Ventures, LP., 99,255 shares held by MSD Select Sponsors Venture Capital Partnership, LP and 19,429 shares held by 645 Investments II, LLC. The general partner of MSD Ventures, LP is DRT Capital, LLC. The general partner of MSD Select Sponsors Venture Capital Partnership, LP is MSD Select Sponsors GP, LLC. The managing member of MSD Select Sponsors GP, LLC is DFP Investments, LP. The general partner of DFP Investments, LP is DRT Capital, LLC. The manager of 645 Investments II, LLC is 645 EC Management, LLC. The managers of DRT Capital, LLC and the members of 645 EC Management, LLC are Glenn R. Fuhrman and John C. Phelan. These individuals may be deemed to have shared voting and investment power of the shares held by MSD Ventures, LP, MSD Select Sponsors Venture Capital Partnership, LP and 645 Investments II, LLC. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The address for each of MSD Ventures, LP, MSD Select Sponsors Venture Capital Partnership, LP and 645 Investments II, LLC is 645 Fifth Avenue, 21st Floor, New York, NY 10022.
(14)

Represents 241,117 shares held by Integral Capital Partners V, LP, 3,096 shares held by Integral Capital Partners V Side Fund, LP and 428 shares held by Integral Capital Partners V SLP Side Fund, LLC. The sole general partner of Integral Capital Partners V, LP is Integral Capital Management V, LLC. The sole general partner of Integral Capital Partners V Side Fund, LP is ICP Management V, LLC. The sole managing member of Integral Capital Partners V SLP Side Fund, LLC is ICP

Management V, LLC. The managers of Integral Capital Management V, LLC are Pamela Hagenah, Glen Kacher, Roger McNamee, Charles Morris, John Powell and Brian Stansky. The managers of ICP Management V, LLC are Pamela Hagenah, Glen Kacher, Roger McNamee and John Powell. These individuals may be deemed to have shared voting and investment power of the shares held by Integral Capital Partners V, LP, Integral Capital Partners V Side Fund, LP and Integral Capital Partners V SLP Side Fund, LLC. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein. The address for each of Integral Capital Partners V, LP, Integral Capital Partners V Side Fund, LP and Integral Capital Partners V SLP Side Fund, LLC is 3000 Sand Hill Road, Building 3, Suite 240, Menlo Park, CA 94025.

(15)	Represents 231,190 shares held by Menlo Ventures VII, LP and 6,012 shares held by Menlo Entrepreneurs Fund VII, LP. The general partner of Menlo Ventures VII, LP and Menlo Entrepreneurs Fund VII, LP is MV Management VII, LLC. The managing members of MV Management VII, LLC are H.D. Montgomery, John W. Jarve, Douglas C. Carlisle, Sonja L. Hoel and Mark A. Siegel. These individuals may be deemed to have shared voting and investment power of the shares held by Menlo Ventures VII, LP and Menlo Entrepreneurs Fund VII, LP. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein. The address for each of Menlo Ventures VII, LP and Menlo Entrepreneurs Fund VII, LP is 3000 Sand Hill Road, 4-100, Menlo Park, CA 94025.
(16)	Includes 236,578 shares held by the Sherri G. Corker Revocable Trust and 36,748 shares held by The Jourdan A. Corker Trust. Sherri G. Corker is the trustee of the Sherri G. Corker Revocable Trust. Sherri G. Corker and Thomas A. Corker are the trustees of the Jourdan A. Corker Trust.
(17)	The sole general partner of CIV LLC is Gregory Smith. Gregory Smith may be deemed to have voting and investment power of the shares held by CIV LLC. Gregory Smith disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The address for CIV LLC is 2457 Morning Star Trail, Corning, NY 14830.
(18)	Mr. Johnston is a former employee of our company.
(19)	The owners of H.I.G. Cross-Connect, Inc. are H.I.G. Venture Partners, LP and H.I.G. Venture Investments, LP. The general partner of H.I.G. Venture Partners, LP. is H.I.G. Venture Advisors, LLC. The manager of H.I.G. Venture Advisors, LLC is H.I.G.-GPII, Inc. The general partner of H.I.G. Venture Investments, LP is H.I.G. Venture Associates, LP. The general partner of H.I.G. Venture Associates is H.I.G.-GPII, Inc. The owners of H.I.G.-GPII, Inc. are Sami Mnaymneh and Anthony Tamer. These individuals may be deemed to have shared voting and investment power of the shares held by H.I.G. Cross-Connect, Inc. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein. The address for H.I.G. Cross-Connect, Inc. is 1001 Brickell Bay Drive, 27th Floor, Miami, FL 33131.
(20)	Includes 22,026 shares subject to options that are exercisable within 60 days of December 31, 2009. Mr. Dove is a current employee of our company.
(21)	Includes 5,809 shares held by Raymond V. Savona and Claire Rogge Savona Trustees under the Savona Trust Agrmt dtd October 20, 2001. Raymond V. Savona and Claire Rogge Savona are the trustees of the Savona Trust. Mr. Savona was an employee of our company from March 2000 to February 2008, and his most recent position was vice president of field marketing.
(22)	Represents 39,119 shares held by Ted Lord as of December 31, 2009. Such shares were subsequently transferred to Lisa Lord.
(23)	The controlling shareholder of Heng Hsing Investment Co., Ltd. is Jih-Sun Art & Culture Foundation. The chairman of Jih-Sun Art & Culture Foundation is Chen Kuo-Ho. Mr. Kuo-Ho may be deemed to have shared voting and investment power of the shares held by Heng Hsing Investment Co., Ltd. Mr. Kuo-Ho disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The address for Heng Hsing Investment Co., Ltd. is 10F, No. 68, Shury Chiang Road, Taipei City, Taiwan, ROC.
(24)	The sole manager of Glouple Ventures 2000-I, LLC is Flextronics International Ltd., or Flextronics, Flextronics is publicly traded on The NASDAQ Stock Market. Flextronics is our contract manufacturer. The address for Flextronics is One Marina Boulevard, #28-00 Singapore, 018989.

(25)	TechnoPlus Ventures Ltd. is publicly traded on the Tel Aviv Stock Exchange. The address for TechnoPlus Ventures Ltd. is 132 Menanchem Begin Street (Triangle Tower), Tel Aviv, Israel.
(26)	Mr. Alonso is a current employee of our company.
(27)	The sole general partner of Herrick Family Partners, Ltd. is Gregory E. Herrick. Mr. Herrick may be deemed to have shared voting and investment power of the shares held by Herrick Family Partners, Ltd. Mr. Herrick disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The address for Herrick Family Partners, Ltd. is PO Box 6291, Jackson, WY, 83002.
(28)	Includes 5,714 shares subject to options that are exercisable within 60 days of December 31, 2009 and 5,809 shares held by the Trust for Matthew. Mr. Hergenrother is the trustee of the Trust for Matthew. Mr. Hergenrother is a current employee of our company.
(29)	The general partner of HVST Limited Partnership is Harvest II Ltd. The controlling persons of Harvest II Ltd. are Jacob Burak, Ofer Neeman, George Horesh and Rubin Zimmerman. These individuals may be deemed to have shared voting and investment power of the shares held by HVST Limited Partnership. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein. The address for HVST Limited Partnership is 96 Rothschild Blvd., Tel Aviv, Israel.
(30)	Includes all other selling stockholders, who in the aggregate beneficially own less than 1% of our common stock.

DESCRIPTION OF CAPITAL STOCK

General

Upon the completion of this offering, our amended and restated certificate of incorporation will authorize us to issue up to 100,000,000 shares of common stock, $0.025 par value per share, and 5,000,000 shares of preferred stock, $0.025 par value per share. The following information reflects a 2-for-3 reverse stock split of our common stock and convertible preferred stock, the filing of our amended and restated certificate of incorporation and the conversion of all outstanding shares of our convertible preferred stock into shares of common stock immediately prior to the completion of this offering.

As of December 31, 2009, there were outstanding:

•	32,130,866 shares of common stock held by 667 stockholders;

•	677,629 shares of common stock issuable upon exercise of outstanding options; and

•	4,536,721 shares of common stock issuable upon vesting of outstanding restricted stock units.

All of our issued and outstanding shares of common stock and convertible preferred stock are duly authorized, validly issued, fully paid and non-assessable. Our shares of common stock are not redeemable and, following the completion of this offering, will not have preemptive rights. For further detail regarding outstanding warrants, see the section titled “—Warrants” below.

As of December 31, 2009, there were warrants outstanding for the purchase of an aggregate of 69,550 shares of common stock with a weighted average exercise price of $14.34 per share.

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon the completion of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the completion of this offering.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Warrants

As of December 31, 2009, we had the following warrants outstanding, all of which are exercisable immediately prior to the completion of this offering:

•

warrants to purchase an aggregate of 11,412 shares of our common stock at exercise prices ranging from $9.00 to $187.50 per share with expiration dates ranging from August 15, 2010 to August 13, 2012, and in some cases expiring upon a change in control, the closing of our initial public offering or after a certain period of time after the closing of our initial public offering;

•

a warrant to purchase an aggregate of 3,690 shares of our Series E convertible preferred stock (which is convertible into 3,785 shares of our common stock) at an exercise price of approximately $6.77 per share, which expires on February 27, 2011;

•

warrants to purchase an aggregate of 33,841 shares of our Series H convertible preferred stock (which are convertible into 39,017 shares of our common stock) at exercise prices ranging from approximately $11.84 to $13.31 per share with expiration dates ranging from August 2, 2012 to August 16, 2014; and

•

a warrant to purchase an aggregate of 12,076 shares of our Series I convertible preferred stock (which is convertible into 15,336 shares of our common stock) at an exercise price of $24.84 per share, which expires on September 4, 2017.

Preferred Stock

Upon the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Upon the completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Registration Rights

Demand Registration Rights

Based on the number of shares outstanding as of December 31, 2009, after the completion of this offering, the holders of approximately 26.0 million shares of our common stock will be entitled to certain demand registration rights. At any time, the holders of at least 40% of these shares can, on not more than two occasions, request that we register all or a portion of their shares. Such request for registration must cover that number of shares with an anticipated aggregate offering price, net of underwriting discounts and commissions, of at least $10,000,000. Additionally, we will not be required to effect a demand registration during the period beginning 60 days prior to the filing and 180 days following the effectiveness of a company-initiated registration statement relating to a public offering of our securities.

Piggyback Registration Rights

Based on the number of shares outstanding as of December 31, 2009, after the completion of this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of approximately 26.0 million shares of our common stock will be entitled to certain “piggyback” registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related to employee benefit plans, debt securities or corporate reorganizations, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

Form S-3 Registration Rights

Based on the number of shares outstanding as of December 31, 2009, after the completion of this offering, the holders of approximately 26.0 million shares of our common stock will be entitled to certain Form S-3 registration rights. The holders of more than 30% of these shares can make a written request that we register their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $1 million. These stockholders may make an unlimited number of requests for registration on Form S-3. However, we will not be required to effect a registration on Form S-3 if we have previously effected two such registrations in the 12-month period preceding the request for registration.

We will pay the registration expenses of the holders of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described above. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include.

The demand, piggyback and Form S-3 registration rights described above will expire, with respect to any particular stockholder, five years after our initial public offering or when that stockholder can sell all of its shares under Rule 144 of the Securities Act during any three-month period. In any event, all such registration rights shall expire upon the earlier of five years after the consummation of this offering or the consummation of certain events, including the sale of all of our assets or a change in control of our company in which our stockholders receive cash or marketable securities.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws to be in Effect Upon the Completion of this Offering

Our amended and restated certificate of incorporation to be in effect upon the completion of this offering will provide for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the completion of this offering will provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our board of directors, chairman of the board, chief executive officer or president (in the absence of a chief executive officer) may call a special meeting of stockholders.

Our amended and restated certificate of incorporation and amended and restated bylaws will require a 66 2/3% stockholder vote for the removal of a director without cause or the rescission, alteration, amendment or repeal of the bylaws by stockholders. The combination of the classification of our board of directors, the lack of cumulative voting and the 66 2/3% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Loan Agreement

Our amended and restated loan and security agreement with Silicon Valley Bank stipulates that we must comply with certain covenants and other restrictive provisions, including a change in control provision that does not permit any person or group, other than any person or group who held our equity interest on July 1, 2008, to own 37.5% of our equity interests.

Limitations of Liability and Indemnification

See the section titled “Management—Limitation of Liability and Indemnification.”

New York Stock Exchange Listing

We have applied to have our common stock approved for listing on the New York Stock Exchange under the symbol “CALX.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of December 31, 2009, upon the completion of this offering and assuming no exercise of the underwriters’ option to purchase additional shares, 36,297,532 shares of common stock will be outstanding, assuming no exercise of outstanding options or warrants. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

The remaining 29.9 million shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements as described below. Following the expiration of the lock-up period, all shares will be eligible for resale in compliance with Rule 144 or Rule 701 to the extent such shares have been released from any repurchase option that we may hold. “Restricted securities” as defined under Rule 144 were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such persons would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately 362,975 shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares, based on the number of shares of common stock outstanding as of December 31, 2009; or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under the section titled “Underwriting” included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-Up Agreements

All of our directors and officers and the holders of substantially all of our outstanding stock, including the selling stockholders, have signed lock-up agreements under which they have agreed not to sell, transfer or dispose of, directly or indirectly, any shares of our common stock or any securities into or exercisable or exchangeable for shares of our common stock, subject to certain customary exceptions, without the prior written consent of Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated for a period of 180 days, subject to a possible extension under certain circumstances, after the date of this prospectus. These agreements are described below under the section titled “Underwriting.”

Registration Rights

Based on the number of shares outstanding as of December 31, 2009, on the date beginning 180 days after the date of this prospectus, the holders of 26.0 million shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of those shares under the Securities Act. For a description of these registration rights, please see the section titled “Description of Capital Stock—Registration Rights.” If these shares are registered, they will be freely tradable without restriction under the Securities Act.

Stock Options

Based on the number of shares outstanding as of December 31, 2009, as soon as practicable after the completion of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register an aggregate of 6.4 million shares of our common stock subject to options outstanding or reserved for issuance under our 2000 Stock Plan, 2002 Stock Plan, 1997 Long-Term Incentive and Stock Option Plan, 2010 Plan and the Employee Stock Purchase Plan. This registration statement will become effective immediately upon filing, and shares covered by such registration statement will thereupon be eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above and Rule 144 limitations applicable to affiliates.

MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

The following is a summary of the material U.S. federal income tax consequences applicable to non-U.S. holders (as defined below) with respect to the acquisition, ownership and disposition of shares of our common stock. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, final, temporary or proposed Treasury regulations promulgated thereunder, administrative rulings and judicial opinions, all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the U.S. Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold shares of our common stock as capital assets.

This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of U.S. federal estate or gift tax laws or tax considerations arising under the laws of any foreign, state or local jurisdiction. This discussion also does not address tax considerations applicable to a non-U.S. holder subject to special treatment under the U.S. federal income tax laws, including without limitation:

•	banks, insurance companies or other financial institutions;

•	partnerships or other pass-through entities;

•	tax-exempt organizations;

•	tax-qualified retirement plans;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	persons that own, or have owned, actually or constructively, more than 5% of our common stock; and

•	persons that will hold common stock as a position in a hedging transaction, “straddle” or “conversion transaction” for tax purposes.

Accordingly, we urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

If a partnership (or other pass-through entity for U.S. federal income tax purposes) is a beneficial owner of our common stock, the tax treatment of a partner in the partnership (or member in such other entity) will generally depend upon the status of the partner and the activities of the partnership. Any partner in a partnership holding shares of our common stock should consult its own tax advisors.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Definition of Non-U.S. Holder

In general, a “non-U.S. holder” is any beneficial owner of our common stock that is not a U.S. person. A “U.S. person” is any of the following:

•	an individual citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Distributions on Our Common Stock

As described in the section titled “Dividend Policy,” we currently do not anticipate paying dividends on our common stock in the foreseeable future. If, however, we make cash or other property distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current earnings and profits for that taxable year or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in the common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under the section titled “—Gain on Sale or Other Disposition of Our Common Stock” below.

Dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying, under penalties of perjury, such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the common stock are effectively connected with such holder’s U.S. trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form).

Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s U.S. trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a non-U.S. corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

A non-U.S. holder that claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Gain on Sale or Other Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with a trade or business carried on by the non-U.S. holder in the United States and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States;

•	the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met; or

•

we are or have been a U.S. real property holding corporation, or a USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period for the common stock, and the common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or other disposition occurs. The determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests.

We believe we currently are not, and we do not anticipate becoming, a USRPHC for U.S. federal income tax purposes.

Gain described in the first bullet point above will be subject to U.S. federal income tax on a net income basis at regular graduated U.S. federal income tax rates generally in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a non-U.S. corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty) but may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 28% rate, however, generally will not apply to distributions to a non-U.S. holder of the common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

New Legislation Relating to Foreign Accounts

Newly enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries and certain non-U.S. holders. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. The legislation applies to payments made after December 31, 2012. Prospective investors should consult their tax advisors regarding this legislation.

UNDERWRITING

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated are lead joint book runners and Jefferies & Company, Inc. and UBS Securities LLC are joint book runners.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Morgan Stanley & Co. Incorporated
Jefferies & Company, Inc.
UBS Securities LLC

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 949,339 shares from us. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and the total underwriting discount to be paid to the underwriters by the company and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 949,339 additional shares from us.

Paid by Us	No Exercise	Full Exercise

Per Share	$	$

Total	$	$

Paid by the Selling Stockholders

Per Share	$	$

Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The company and its officers, directors, and the holders of substantially all of our outstanding stock, including the selling stockholders, have agreed with the underwriters, subject to certain customary exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated. This agreement does not apply to any existing employee benefit plans.

The 180-day restricted period will be automatically extended if (1) during the last 17 days of the 180-day restricted period we issue an earning release or material news or a material event relating to its business occurs or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results or we become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day restricted period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless such extension is waived in writing by Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have applied to have our common stock approved for listing on the New York Stock Exchange under the symbol “CALX.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the company in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that

Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)    to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)    to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than € 43,000,000 and (3) an annual net turnover of more than € 50,000,000, as shown in its last annual or consolidated accounts;

(c)    to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)    in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a)    it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b)    it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case, whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

The company estimates that its share of the total expenses of the offering, excluding the underwriting discount, will be approximately $4.3 million.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates may, from time to time in the ordinary course of business, perform various financial advisory and investment banking services for the company, for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of the company.

LEGAL MATTERS

Certain legal matters with respect to the legality of the issuance of the shares of common stock offered by us and the selling stockholders by this prospectus will be passed upon for us and the selling stockholders by Latham & Watkins LLP, Menlo Park, California. Latham & Watkins LLP and certain attorneys and investment funds affiliated with the firm collectively own an aggregate of 10,098 shares of our convertible preferred stock, which will convert into an aggregate of 10,098 shares of our common stock upon the completion of this offering. The underwriters are being represented by Cooley Godward Kronish LLP, Palo Alto, California, in connection with the offering.

EXPERTS

The financial statements as of December 31, 2008 and 2009, and for each of the three years in the period ended December 31, 2009, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering of our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

CALIX, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Calix, Inc.

We have audited the accompanying balance sheets of Calix, Inc. (the Company) as of December 31, 2008 and 2009, and the related statements of operations, convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule listed in Part II, Item 16.(b). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Calix, Inc. at December 31, 2008 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

San Jose, California

February 8, 2010, except for Note 17, as to which the date is March 23, 2010

CALIX, INC.

BALANCE SHEETS

(In thousands, except par value data)

	December 31,		Pro Forma Stockholders’ Equity as of December 31, 2009 (See Note 1)
	2008	2009
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$23,214	$31,821
Marketable securities	–	36,228
Restricted cash	4,856	629
Accounts receivable, net	32,783	46,992
Inventory	23,397	18,556
Deferred cost of goods sold	14,208	16,468
Prepaid expenses and other current assets	2,247	4,018

Total current assets	100,705	154,712
Property and equipment, net	9,940	11,293
Goodwill	65,576	65,576
Intangible assets, net	12,875	6,695
Other assets	359	2,840

Total assets	$189,455	$241,116

Liabilities, convertible preferred stock and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$18,490	$14,635
Accrued liabilities	16,347	28,629
Preferred stock warrant liabilities	232	195	$–
Current portion of loan payable	–	3,333
Deferred revenue	24,233	29,921

Total current liabilities	59,302	76,713
Loan payable	21,000	16,667
Long-term portion of deferred revenue	4,580	6,556
Other long-term liabilities	567	910

Commitments and contingencies (Note 10)

Convertible preferred stock, $0.025 par value, issuable in series: 38,760 shares authorized; 15,908 and 22,492 shares issued and outstanding as of December 31, 2008 and 2009; aggregate liquidation preference of $512,184 as of December 31, 2009, and no shares outstanding pro forma (unaudited)	426,403	479,628	–
Stockholders’ equity (deficit)
Common stock, $0.025 par value: 62,975 shares authorized; 4,024 and 4,087 shares issued and outstanding as of December 31, 2008 and 2009, and 32,131 shares outstanding pro forma (unaudited)	100	102	803
Additional paid-in capital	43,497	52,739	531,861
Other comprehensive loss	–	(17)	(17)
Accumulated deficit	(365,994)	(392,182)	(392,182)

Total stockholders’ equity (deficit)	(322,397)	(339,358)	$140,465

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$189,455	$241,116

See notes to financial statements.

CALIX, INC.

STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Years Ended December 31,
	2007	2008	2009

Revenue	$193,819	$250,463	$232,947
Cost of revenue:
Products and services(1)	128,025	165,925	150,863
Amortization of existing technologies	5,440	5,440	5,440

Total cost of revenue	133,465	171,365	156,303

Gross profit	60,354	79,098	76,644
Operating expenses:
Research and development(1)	44,439	44,348	46,132
Sales and marketing(1)	28,439	31,627	33,486
General and administrative(1)	12,103	15,253	15,613
Amortization of intangible assets	740	740	740

Total operating expenses	85,721	91,968	95,971

Loss from operations	(25,367)	(12,870)	(19,327)
Other income (expense):
Interest income	1,094	620	245
Interest expense	(2,330)	(2,089)	(3,867)
Change in fair value of preferred stock warrants	1,634	1,329	37
Other income	132	10	119

Net loss before provision (benefit) for income taxes	(24,837)	(13,000)	(22,793)
Provision (benefit) for income taxes	102	(81)	(352)

Net loss	(24,939)	(12,919)	(22,441)
Preferred stock dividends	1,016	4,065	3,747

Net loss attributable to common stockholders	$(25,955)	$(16,984)	$(26,188)

Net loss per common share:
Basic and diluted	$(6.96)	$(4.27)	$(6.48)

Pro forma basic and diluted (unaudited)(2)			$(0.77)

Weighted average number of shares used to compute net loss per share:
Basic and diluted	3,727	3,975	4,040

Pro forma basic and diluted (unaudited)(2)			28,991

(1) Includes stock-based compensation as follows:

	Years Ended December 31,
	2007	2008	2009

Cost of revenue	$379	$619	$581
Research and development	1,852	3,189	2,657
Sales and marketing	1,285	1,998	1,840
General and administrative	2,738	4,134	4,118

	$6,254	$9,940	$9,196

(2)       Pro forma weighted average shares outstanding reflects the conversion of our convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the original dates of issuance.

See notes to financial statements.

CALIX, INC.

STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In thousands)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Other Comprehensive Income (loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2006	13,943	$379,316	4,199	$89	$25,973	$–	$(323,055)	$(296,993)
Amortization of early exercise liability	–	–	–	7	848	–	–	855
Stock-based compensation	–	–	–	–	6,254	–	–	6,254
Exercise of stock options and preferred stock warrants	–	5	45	1	151	–	–	152
Repurchase of common stock	–	–	(72)	–	(16)	–	–	(16)
Issuance of Series I preferred stock, net of issuance costs	1,716	42,000	–	–	–	–	–	–
Issuance of Series I preferred stock dividends	43	1,016					(1,016)	(1,016)
Comprehensive loss:
Net loss	–	–	–	–	–	–	(24,939)	(24,939)
Unrealized gain on short-term investments	–	–	–	–	–	27	–	27

Total comprehensive loss	–	–	–	–	–	–	–	(24,912)

Balance at December 31, 2007	15,702	422,337	4,172	97	33,210	27	(349,010)	(315,676)
Amortization of early exercise liability	–	–	–	2	263	–	–	265
Stock-based compensation	–	–	–	–	9,940	–	–	9,940
Exercise of stock options and preferred stock warrants	1	1	25	1	103	–	–	104
Repurchase of common stock	–	–	(173)	–	(19)	–	–	(19)
Issuance of Series I preferred stock dividends	205	4,065	–	–	–	–	(4,065)	(4,065)
Comprehensive loss:
Net loss	–	–	–	–	–	–	(12,919)	(12,919)
Unrealized loss on short-term investments	–	–	–	–	–	(27)	–	(27)

Total comprehensive loss	–	–	–	–	–	–	–	(12,946)

Balance at December 31, 2008	15,908	426,403	4,024	100	43,497	–	(365,994)	(322,397)
Stock-based compensation	–	–	–		9,196	–	–	9,196
Exercise of stock options	–	–	64	2	58	–	–	60
Repurchase of common stock	–	–	(1)	–	(12)	–	–	(12)
Issuance of Series I preferred stock dividends	272	3,747	–	–	–	–	(3,747)	(3,747)
Issuance of Series J preferred stock, net of issuance costs	6,312	49,478	–	–	–	–	–	–
Comprehensive loss:
Net loss	–	–	–	–	–	–	(22,441)	(22,441)
Unrealized loss on short-term investments	–	–	–	–	–	(17)	–	(17)

Total comprehensive loss	–	–	–	–	–	–	–	(22,458)

Balance at December 31, 2009	22,492	$479,628	4,087	$102	$52,739	$(17)	$(392,182)	$(339,358)

See notes to financial statements.

CALIX, INC.

STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31,
	2007	2008	2009

Operating activities
Net loss	$(24,939)	$(12,919)	$(22,441)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	6,201	5,423	4,942
Amortization of intangible assets	6,180	6,180	6,180
Revaluation of warrant liability	(1,634)	(1,329)	(37)
Stock-based compensation	6,254	9,940	9,196
Amortization of warrant issued to reseller	233	–	–
Changes in operating assets and liabilities:
Change in restricted cash	–	(4,856)	4,227
Accounts receivable, net	15,702	(5,228)	(14,209)
Inventory	(4,582)	(2,334)	4,841
Deferred cost of goods sold	419	13,104	(2,260)
Prepaid expenses and other assets	245	(71)	(4,252)
Accounts payable	(9,587)	1,743	(3,855)
Accrued liabilities	(3,101)	1,920	12,138
Other long-term liabilities	(291)	567	(744)
Deferred revenue	(2,973)	(17,691)	7,664

Net cash provided by (used in) operating activities	(11,873)	(5,551)	1,390
Investing activities
Acquisition of property and equipment	(5,650)	(5,427)	(5,064)
Purchase of marketable securities	(23,946)	–	(36,245)
Sale of marketable securities	15,670	8,276	–

Net cash provided by (used in) investing activities	(13,926)	2,849	(41,309)

Financing activities
Proceeds from loans	–	21,000	20,000
Principal payments on loans	(6,750)	(12,250)	(21,000)
Principal payments on related party loan	–	(4,262)	–
Proceeds from preferred stock investors	57,500	–	49,478
Repayments to preferred stock investors	(20,000)	–	–
Net proceeds from issuance of preferred stock	4,500	–	–
Proceeds from exercise of stock options and warrants	157	105	60
Repurchase of common and preferred stock	(16)	(19)	(12)

Net cash provided by financing activities	35,391	4,574	48,526

Net increase in cash and cash equivalents	9,592	1,872	8,607
Cash and cash equivalents at beginning of period	11,750	21,342	23,214

Cash and cash equivalents at end of period	$21,342	$23,214	$31,821

Supplemental schedule of noncash investing and financing activities
Interest paid	$2,429	$1,193	$4,384

Income taxes paid	$230	$93	$39

Amortization of liability related to early exercise of common stock	$855	$265	$–

Conversion of loan to Series I preferred stock	$37,500	$–	$–

Issuance of Series I preferred stock dividends	$1,016	$4,065	$3,747

See notes to financial statements.

CALIX, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2009 AND FOR THE YEARS ENDED

DECEMBER 31, 2007, 2008 AND 2009

1.    ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

Calix, Inc. (the “Company”), which was incorporated in Delaware in August 1999, develops, markets and sells communications access systems and software that enable communications service providers to connect to their residential and business subscribers.

Significant Accounting Policies

Applicable Accounting Guidance

Any reference in these notes to applicable accounting guidance (“guidance”) is meant to refer to the authoritative nongovernmental U.S. generally accepted accounting principles as found in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”).

Fiscal Year End

The Company operates on a 4-4-5 fiscal calendar which divides the year into four quarters with each quarter having 13 weeks which are grouped into two 4-week months and one 5-week month. The Company’s fiscal year ends on December 31.

Unaudited Pro Forma Stockholders’ Equity

The Company has filed a Registration Statement on Form S-1 with the United States Securities and Exchange Commission for its proposed initial public offering of shares of its common stock (the “IPO”). If the IPO contemplated by this prospectus is consummated, all of the convertible preferred stock outstanding will automatically convert into 28.0 million shares of common stock based on the shares of convertible preferred stock outstanding as of December 31, 2009. In addition, the outstanding preferred stock warrants will automatically convert into warrants to purchase common stock and the preferred stock warrant liabilities of $0.2 million as of December 31, 2009 will be reclassified to additional paid in capital. Unaudited pro forma stockholders’ equity, as adjusted for the assumed conversion of the convertible preferred stock and the reclassification of the preferred stock warrant liabilities, is set forth on the balance sheets.

Use of Estimates

The preparation of financial statements in conformity with the applicable accounting guidance requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. For the Company, these estimates include, but are not limited to: allowances for credit losses, excess and obsolete inventory, allowances for obligations to its contract manufacturer, useful lives assigned to long-lived assets and acquired intangible assets, the valuation of common and preferred stock and related warrants and options, warranty costs, and contingencies. Actual results could differ from those estimates, and such differences could be material to the Company’s financial position and results of operations.

CALIX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Revenue Recognition

The Company derives its revenue primarily from sales of its hardware products and its related software. Shipping charges billed to customers are included in revenue and the related shipping costs are included in cost of revenue.

The Company recognizes revenue under the applicable accounting guidance, as prescribed in ASC Topic 985, for software revenue recognition. Revenue is recognized when the following basic criteria of revenue recognition have been met: persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is reasonably assured. The Company uses the residual method to recognize revenue when an agreement includes one or more elements to be delivered at a future date and vendor-specific objective evidence, or VSOE, of the fair value of all undelivered elements exists. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. If VSOE of the fair value of one or more undelivered elements does not exist, all revenue is deferred and recognized when delivery of those elements occurs or when fair value can be established. Deferred revenue consists of arrangements that have been partially delivered, contracts with the U.S. Department of Agriculture’s Rural Utility Service (“RUS”) that include installation services, special customer arrangements and ratably recognized services.

As noted above, the Company derives revenue primarily from the sales of its hardware products and related software. In certain cases, the Company’s products are sold along with services, which include installation, training, post-sales software support and/or extended warranty services. Installation is typically provided shortly after delivery of the product. Training services include the right to a specified number of training classes. Post-sales software support consists of the Company’s management software, including rights, on a when-and-if available basis, to receive unspecified software product upgrades to either embedded software or the Company’s management software, maintenance releases and patches released during the term of the support period and product support, which includes telephone and Internet access to technical support personnel. Extended warranty services include the right to warranty coverage beyond the standard warranty period.

Revenue from installation and training services is recognized when the respective services are rendered. Revenue from post-sales software support and extended warranty services is recognized on a straight-line basis over the service contract term. The Company has established VSOE of the fair value for training, post-sales software support and extended warranty services. VSOE of fair value is based on the prices a customer pays for these elements when they are sold separately. The Company is required to exercise judgment in determining whether VSOE exists for each element in an arrangement based on whether its pricing for these elements is sufficiently consistent. The Company has not established VSOE of the fair value for its products or installation services, because the Company infrequently sells its products and installation services separately and/or the pricing of such products and installation services are not deemed to be sufficiently consistent as prescribed by the appropriate accounting guidance. Therefore, revenue from product sales is recognized upon full shipment and title transfer of all products, assuming all other revenue recognition criteria are met. Revenue from products that are sold in combination with installation services is deferred and recognized upon completion of the installation and delivery of all products. Revenue from product sales that are partially shipped is deferred and recognized upon delivery of all products. In certain instances where substantive acceptance provisions are specified in the arrangement or extended return rights exist, revenue is deferred until all acceptance criteria have been met or the extended return rights expire. From time to time, the Company offers customers sales incentives, which include volume rebates and discounts. These amounts are accrued on a quarterly basis and recorded net of revenue.

CALIX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Payment terms to customers generally range from net 30 to net 90 days. The Company assesses the ability to collect from its customers based primarily on the creditworthiness and past payment history of the customer. Revenue arrangements that provide payment terms that extend beyond the Company’s customary payment terms are considered extended payment terms. Occasionally, the Company offers extended payment terms in a revenue arrangement. Through December 31, 2009, the Company has not experienced any significant accounts receivable write-offs related to revenue arrangements with extended payment terms. Customer arrangements with extended payment terms may also include substantive acceptance criteria within the arrangement which, in accordance with the Company’s revenue recognition policy, would cause the revenue in the arrangement to be deferred until all the acceptance criteria have been met. Extended payment terms may also indicate that the customer is relying on a future event as a prerequisite for the payment, such as installation, a new software release or financing, which would indicate that the fees associated with the arrangement are not fixed or determinable. Due to the unusual nature and uncertainty associated with granting extended payment terms in customer arrangements, the Company defers revenue under these arrangements and recognizes the revenue upon payment from the customer, assuming all other revenue recognition criteria have been met.

The Company enters into arrangements with certain of its customers who receive government-supported loans and grants from the U.S. Department of Agriculture’s Rural Utility Service to finance capital spending. Under the terms of an RUS equipment contract that includes installation services, the customer does not take possession and control and title does not pass until formal acceptance is obtained from the customer. Under this type of arrangement, the Company does not recognize revenue until it has received formal acceptance from the customer. For RUS arrangements that do not involve installation services, the Company recognizes revenue in accordance with the revenue recognition policy described above.

Cost of Revenue

Cost of revenue consists primarily of finished goods inventory purchased from the Company’s contract manufacturers, payroll and related expenses associated with managing the contract manufacturers’ relationships, depreciation of manufacturing test equipment, warranty costs, excess and obsolete inventory costs, shipping charges and amortization of certain intangible assets.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted the applicable accounting guidance in ASC Topic 718 for share-based payment transactions. Under the fair value recognition provisions of this guidance, stock-based awards, including stock options, are recorded at fair value as of the grant date and recognized to expense over the employee’s requisite service period (generally the vesting period), which the Company has elected to amortize on a straight-line basis. The Company adopted this guidance using the modified prospective transition method. Under that transition method, compensation expense recognized beginning in 2006 includes: compensation expense for all share-based payments granted prior to, but not yet vested as of December 31, 2005, based on the grant-date fair value estimated in accordance with the original provisions of the guidance, and compensation expense for all share-based payments granted after December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of this guidance. Such amounts have been reduced by the Company’s estimated forfeitures on all unvested awards.

CALIX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Warranty

The Company offers limited warranties for its hardware products for a period of one or five years, depending on the product type. The Company recognizes estimated costs related to warranty activities as a component of cost of revenue upon product shipment. The estimates are based on historical product failure rates and historical costs incurred in correcting product failures. The recorded amount is adjusted from time to time for specifically identified warranty exposure. Actual warranty expenses are charged against the Company’s estimated warranty liability when incurred. Factors that affect the Company’s warranty liability include the number of installed units and historical and anticipated rates of warranty claims and cost per claim.

Research and Development

Research and development costs include costs of developing new products and processes, as well as design and engineering costs. Such costs are charged to research and development expense as incurred.

Development costs related to software incorporated in the Company’s products incurred subsequent to the establishment of technological feasibility are capitalized and amortized over the estimated useful lives of the related products. Technological feasibility is established upon completion of a working model. Through December 31, 2009, these costs have been minimal and, accordingly, all software development costs have been charged to research and development expense in the Company’s statements of operations.

Credit Risk and Inventory Supplier Concentrations

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities and accounts receivable. Cash equivalents consist of money market funds which are invested through financial institutions in the United States. Such deposits may, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts. Marketable securities consist principally of U.S. government sponsored entity bonds, commercial paper, debt securities of domestic corporations with strong credit ratings, bank certificates of deposit and U.S. Treasury bills. Management believes that that the financial institutions that hold the Company’s cash and investments are financially sound and, accordingly, minimal credit risk exists with respect to these cash and investments.

Concentrations of credit risk with respect to trade receivables exist to the full extent of amounts presented in the financial statements. The Company performs ongoing credit evaluations of its customers and does not require collateral from its customers to secure accounts receivable. Accounts receivable are derived from shipments to customers located primarily in the U.S. and the Caribbean. The Company provides an allowance for estimated losses on receivables based on a review of the current status of existing receivables and historical collection experience. Actual collection losses may differ from management’s estimates, and such differences could be material to the Company’s financial position and results of operations.

CALIX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Customers with an accounts receivable balance of 10% or greater of total accounts receivable and customers with net revenues of 10% or greater of total revenues are presented below for the periods indicated:

	Percentage of Accounts Receivable as of		Percentage of Revenue
			Years Ended December 31,
	December 31,
Customers	2008	2009	2007	2008	2009
Embarq Corporation (1)	17%	–%	11%	16%	–%
CenturyTel (1)	–	–	11	9	–
CenturyLink (1)	–	44	–	–	38
Customer A	15	–	–	11	4
Customer B	–	–	15	–	–

(1)	As of July 1, 2009, Embarq and CenturyTel completed a merger to create a combined company known as CenturyLink. The percentages shown above, for the year ended December 31, 2009, are shown for the combined entity.

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability or unwillingness of its customers to make required payments. The Company records a specific allowance based on an analysis of individual past-due balances. Additionally, based on its historical write-offs and collections experience, the Company records an additional allowance based on a percentage of outstanding receivables. The Company performs credit evaluations of its customers’ financial condition. These evaluations require significant judgment and are based on a variety of factors including, but not limited to, current economic trends, payment history and financial review of the customer.

The Company depends primarily on a single contract manufacturer for the bulk of its finished goods inventory. The Company generally purchases its product through purchase orders and has no supply agreements with its suppliers or contract manufacturers. While the Company seeks to maintain a sufficient reserve of its products, the Company’s business and results of operations could be adversely affected by a stoppage or delay in receiving such products, the receipt of defective parts, an increase in price of such products or the Company’s inability to obtain lower prices from its contract manufacturers and suppliers in response to competitive pressures.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, trade receivables, marketable securities, accounts payable, and other accrued liabilities approximate their fair value due to their relatively short-term nature. The carrying amount of the Company’s loans payable, preferred stock warrant liabilities and other long-term liabilities approximate their fair value. The fair value of loans payable was based upon management’s best estimates of interest rates that would be available for similar debt obligations as of December 31, 2008 and 2009. The fair value of the preferred stock warrant liabilities was estimated using the Black-Scholes valuation model.

CALIX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Cash, Cash Equivalents, and Marketable Securities

The Company has invested its excess cash primarily in money market funds and highly liquid debt instruments. The Company considers all investments with maturities of three months or less when purchased to be cash equivalents. Marketable securities represent highly liquid debt instruments with maturities greater than 90 days at date of purchase. Cash, cash equivalents and marketable securities are stated at amounts that approximate fair value based on quoted market prices.

The Company’s investments have been classified and accounted for as available-for-sale. Such investments are recorded at fair value and unrealized holding gains and losses are reported as a separate component of comprehensive loss in the statements of convertible preferred stock and stockholders’ deficit until realized. Should the Company determine that any unrealized losses on the investments are other-than-temporary, the amount of that impairment to be recognized in earnings will depend on whether the Company intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current period credit loss. The Company, to date, has not determined that any of the unrealized losses on its investments are considered to be other-than-temporary. Realized gains and losses, which have been immaterial to date, are determined on the specific identification method and are reflected in results of operations.

Restricted Cash

Restricted cash consisted of certificates of deposit totaling $4.9 million and $0.6 million as of December 31, 2008 and 2009, respectively. These certificates of deposit are purchased to back performance bonds for the Company’s RUS-funded customer contracts.

Inventory

Inventory consisting of finished goods purchased from a contract manufacturer is stated at the lower of cost, determined by the first-in, first-out method, or market value. The Company regularly monitors inventory quantities on hand and records write-downs for excess and obsolete inventories based on the Company’s estimate of demand for its products, potential obsolescence of technology, product life cycles, and whether pricing trends or forecasts indicate that the carrying value of inventory exceeds its estimated selling price. These factors are impacted by market and economic conditions, technology changes, and new product introductions and require estimates that may include elements that are uncertain. Actual demand may differ from forecasted demand and may have a material effect on gross margins. If inventory is written down, a new cost basis will be established that cannot be increased in future periods.

Deferred Cost of Goods Sold

When the Company’s products have been delivered, but the product revenue associated with the arrangement has been deferred as a result of not meeting the criteria for immediate revenue recognition, the Company also defers the related inventory costs for the delivered items until all criteria are met for revenue recognition.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation, and are depreciated using the straight-line method over the estimated useful life of each asset. Computers are depreciated over two years; software, manufacturing test equipment, and tooling are depreciated over three years; furniture and

CALIX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

fixtures are depreciated over seven years; and leasehold improvements are depreciated over the shorter of the respective lease term or the estimated useful life of the asset. Maintenance and repairs are charged to expense as incurred.

Impairment of Long–Lived Assets

The Company periodically evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that a potential impairment may have occurred. If such events or changes in circumstances arise, the Company compares the carrying amount of the long-lived assets to the estimated future undiscounted cash flows expected to be generated by the long-lived assets. If the estimated aggregate undiscounted cash flows are less than the carrying amount of the long-lived assets, an impairment charge, calculated as the amount by which the carrying amount of the assets exceeds the fair value of the assets, is recorded. The fair value of the long-lived assets is determined based on the estimated discounted cash flows expected to be generated from the long-lived assets. Through December 31, 2009, no impairment losses have been identified.

Goodwill and Intangible Assets

Goodwill and other purchased intangible assets have been recorded as a result of the Company’s acquisition of Optical Solutions, Inc. (“OSI”) in February 2006. This goodwill is not deductible for tax purposes, and there have been no adjustments to goodwill since the acquisition date.

Goodwill is not amortized but instead is subject to an annual impairment test, or more frequently if events or changes in circumstances indicate that they may be impaired. The Company evaluates goodwill on an annual basis as of the end of the second quarter of each fiscal year. The test for goodwill impairment is a two-step process. The first step compares the fair value of each reporting unit with its respective carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired and, therefore, the second step of the impairment test is unnecessary. The second step, used to measure the amount of impairment loss, compares the implied fair value of each reporting unit’s goodwill with the respective carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess. Management has determined that it operates as a single reporting unit and therefore evaluates goodwill impairment at the enterprise level. There were no impairment charges through December 31, 2009.

The Company performs its annual goodwill impairment test during the third quarter and the estimated fair value of the Company significantly exceeded its carrying value at that date.

Intangible assets with definite useful lives are amortized over their estimated useful lives, generally four to five years, and reviewed for impairment whenever events or changes in circumstances indicate an asset’s carrying value may not be recoverable. The Company believes that no events or changes in circumstances have occurred that would require an impairment test for these assets.

Preferred Stock Warrants

Warrants to purchase the Company’s convertible preferred stock are classified as liabilities on the Company’s balance sheet. The Company re-measures the fair value of these warrants at each balance sheet date and any change in fair value is recognized as a component of other income (expense) in the

CALIX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Company’s statements of operations. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise of the warrants or the completion of a liquidation event, including the completion of an initial public offering, at which time the liability will be reclassified as a component of stockholders’ equity.

The Company estimates the fair value of these warrants using the Black-Scholes option valuation model, which includes the estimated fair market value of the underlying preferred stock at the valuation measurement date, the remaining contractual term of the warrant, risk-free interest rates, and expected dividends on and expected volatility of the price of the underlying preferred stock. These estimates, especially the market value of the underlying preferred stock and the expected volatility, are highly judgmental and could differ materially in the future. The Company recorded income of $1.6 million, $1.3 million and $0.04 million in the years ended December 31, 2007, 2008 and 2009, respectively, to reflect changes in the estimated fair value of the remaining outstanding warrants.

Income Taxes

The Company evaluates its tax positions and estimates its current tax exposure together with assessing temporary differences resulting from differing treatment of items not currently deductible for tax purposes. These differences result in deferred tax assets and liabilities on the Company’s balance sheets, which are estimated based upon the difference between the financial statement and tax bases of assets and liabilities using the enacted tax rates that will be in effect when these differences reverse. In general, deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in the Company’s statements of operations become deductible expenses under applicable income tax laws or loss or credit carry-forwards are utilized. Accordingly, realization of the Company’s deferred tax assets is dependent on future taxable income against which these deductions, losses and credits can be utilized.

The Company must assess the likelihood that the Company’s deferred tax assets will be recovered from future taxable income, and to the extent the Company believes that recovery is not likely, the Company must establish a valuation allowance. Management judgment is required in determining the Company’s provision for income taxes, the Company’s deferred tax assets and liabilities and any valuation allowance recorded against the Company’s net deferred tax assets. The Company recorded a full valuation allowance at each balance sheet date presented because, based on the available evidence, the Company believes it is more likely than not that it will not be able to utilize all of its deferred tax assets in the future. The Company intends to maintain the full valuation allowances until sufficient evidence exists to support the reversal of the valuation allowances.

CALIX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Recent Accounting Pronouncements

In September 2009, the FASB issued an Accounting Standard Update, or ASU, to ASC Topic 985-605 and ASC Topic 605-25. The ASU related to Topic 985-605 excludes the sales of tangible products that contain essential software elements from the scope of revenue recognition requirements for software arrangements. The sale of these products will then fall under the general revenue recognition guidance as provided by the FASB in the ASC. The ASU related to Topic 605-25 has two fundamental changes: (1) it requires a vendor to allocate revenue to each unit of accounting in many arrangements involving multiple deliverables based on the relative selling price of each deliverable, and (2) it changes the level of evidence of standalone selling price required to separate deliverables by allowing a vendor to make its best estimate of the standalone selling price of deliverables when more objective evidence of selling price is not available. The revised guidance will cause revenue to be recognized earlier for many revenue transactions involving sales of software-enabled devices and transactions involving multiple deliverables. The revised guidance must be adopted by all entities no later than fiscal years beginning on or after June 15, 2010 with earlier adoption allowed through either a prospective or retrospective application methodology. However, an entity must select the same transition method and same period for both of the ASUs that were issued. The Company expects the adoption of the revised guidance to have a significant impact on the financial statements due to the fact that the Company’s products consist of tangible products with essential software elements. Further, when these products are sold as part of multiple element arrangements, the Company will allocate the revenue based on the revised allocation guidance. The Company expects to early adopt the revised guidance as of January 1, 2010 using the prospective method of application.

In August 2009, the FASB issued an update to ASC Topic 820, Fair Value Measurements and Disclosures, related to the measurement of liabilities at fair value. The amendment partially delays the effective date of ASC Topic 820 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The delay is intended to allow the FASB and constituents additional time to consider the effect of various implementation issues from the application of ASC Topic 820. The effective date is for interim periods after August 2009 for items within the scope of this amendment. The Company adopted the provisions of ASC Topic 820 for the year ended December 31, 2009. There was no impact from adoption of ASC Topic 820 to the Company’s financial statements.

In August 2009, the FASB issued an update to ASC Topic 480, Accounting for Redeemable Equity Instruments, related to the adoption of the SEC update as issued in their Accounting Series Release No. 268, or ASR 268, Presentation in Financial Statements of “Redeemable Preferred Stocks.” The SEC, in ASR 268, provides additional clarification on the presentation in the financial statements of equity instruments with certain redemption features which did not have an impact on the Company’s financial statements.

In May 2009, the FASB issued an update to ASC Topic 855, Subsequent Events. The update establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company adopted the provisions of ASC Topic 855 during the quarter ended September 26, 2009. Since the guidance only requires additional disclosures, the adoption did not have an impact on the Company’s financial position, results of operations or cash flows.

In April 2009, the FASB issued an update to ASC Topic 320, Investments-Debt and Equity Securities. The updates provide additional guidance as to the recognition and presentation of other-than-temporary

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NOTES TO FINANCIAL STATEMENTS—(Continued)

impairments. The updated guidance modifies the requirements for recognizing other-than-temporarily impaired debt securities and revises the existing impairment model for such securities by modifying the current intent and ability indicator in determining whether a debt security is other-than-temporarily impaired. The update is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for the period ending after March 15, 2009. The Company adopted the update during the quarter ended September 26, 2009. The adoption did not have a material effect on the Company’s financial statements.

In April 2009, the FASB issued two updates to ASC Topic 820, Fair Value Measurements. The first update provides guidance on estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. The update also provides guidance on identifying circumstances that indicate a transaction is not orderly. Should the Company conclude that there has been a significant decrease in the volume and level of activity of the asset or liability in relation to normal market activities, quoted market values may not be representative of fair value and the Company may conclude that a change in valuation technique or the use of multiple valuation techniques may be appropriate. The second update amends the disclosure requirements about fair value instruments to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements and requires those disclosures in summarized financial information at interim reporting periods. The updates are effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company adopted the updates during the quarter ended September 26, 2009. The adoption did not have a material effect on the Company’s financial statements.

In May 2008, the FASB issued certain guidance related to the hierarchy of generally accepted accounting principles. The proposed guidance would identify the sources of accounting principles and the framework for selecting the principles to be used in the preparation of the financial statements that are presented in conformity with generally accepted accounting principles in the United States. In June 2009, the FASB replaced the originally issued guidance and issued the Accounting Standards Codification which serves to establish the hierarchy of generally accepted accounting principles and codifies all the relative guidance. This guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company has adopted the guidance and adjusted the footnote disclosures to incorporate the references to the ASC Topics.

In April 2008, the FASB issued ASC Topic 350, Intangibles Goodwill and Other, which provides certain guidance related to the determination of the useful life of intangible assets. The guidance amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible. This new guidance applies prospectively to intangible assets that are acquired individually or with a group of other assets in business combinations and asset acquisitions. The guidance is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. This guidance may have an impact on the Company’s financial statements to the extent that the Company acquires intangible assets either individually or with a group of other assets in a business combination. However, the nature and magnitude of the impact will depend upon the nature of any intangibles the Company may acquire after the effective date.

In December 2007, the FASB issued ASC Topic 805, Business Combinations, which provides certain guidance related to business combinations which establishes principles and requirements for how the acquiror of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquire. The guidance also

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NOTES TO FINANCIAL STATEMENTS—(Continued)

provides guidance for recognizing and measuring goodwill acquired in a business combination and determines what information to disclose to enable users of the financial statement to evaluate the nature and financial effects of the business combination. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of this standard had no impact on the Company’s financial statements in or during 2009. The nature and magnitude of the impact will depend upon the nature, terms and size of any future acquisition the Company may consummate.

2.     INTANGIBLE ASSETS

Intangible assets are carried at cost, less accumulated amortization, as disclosed in the following tables (in thousands):

	December 31, 2008			December 31, 2009
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Existing technologies	$27,200	$(15,867)	$11,333	$27,200	$(21,307)	$5,893
Customer contracts and lists	3,700	(2,158)	1,542	3,700	(2,898)	802
Purchase order backlog	1,700	(1,700)	–	1,700	(1,700)	–

Total intangible assets	$32,600	$(19,725)	$12,875	$32,600	$(25,905)	$6,695

Amortization expense was $6.2 million for each of the years ended December 31, 2007, 2008 and 2009. The Company expects amortization expense on intangible assets to be $6.2 million for 2010 and $0.5 million in 2011.

Existing Technologies

Included in existing technologies is developed and core technology and patents. Developed technology consists of products that have reached technological feasibility and includes products in most of OSI’s product lines, principally network technologies. Core technology and patents represent a combination of OSI processes, patents and trade secrets developed through years of experience in design and development relating to various network technologies. The Company intends to leverage this proprietary knowledge to develop new technology and improved products and manufacturing processes. The Company determined the estimated useful life based on the estimated economic benefit of the asset, which represents the period of time in which the acquired technology is expected to contribute to the future cash flows of the Company. The Company determined an estimated life of five years based on the assumption that the acquired technology is expected to be replaced with new technology approximately five years subsequent to the acquisition date. Due to uncertainties in the pattern of these future cash flows, the Company cannot reliably determine the pattern of economic benefits in which existing technologies are realized. The Company is therefore amortizing the developed and core technology and patents on a straight-line basis over an estimated useful life of five years.

Customer Contracts and Lists

Customer contracts and lists represent contractual customer relationships pertaining to the products and services provided by OSI and agreements with various business partners, including any distribution arrangements. The Company determined the estimated useful life based on the estimated economic

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NOTES TO FINANCIAL STATEMENTS—(Continued)

benefit of the asset, which represents the period of time in which the acquired customer contracts and lists are expected to contribute to the future cash flows of the Company. The acquired customer contracts and lists were assigned the same useful life as existing technology, given that the acquired customer contracts would be at risk once the existing technology became obsolete after approximately five years. Due to uncertainties in the pattern of these future cash flows, the Company cannot reliably determine the pattern of economic benefits in which customer contracts and lists are realized. The Company is therefore amortizing the fair value of these assets on a straight-line basis over an estimated useful life of five years.

3.    NET LOSS PER SHARE

Basic net loss per common share is calculated by dividing net loss by the weighted average number of vested common shares outstanding during the reporting period. Diluted net loss per common share is calculated by giving effect to all potential dilutive common shares, including options, warrants, common stock subject to repurchase and convertible preferred stock.

Pro forma basic and diluted net loss per common share have been calculated to give effect to the conversion of the Company’s convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the original dates of issuance.

The following table sets forth the computation of basic and diluted net loss per share for the periods indicated (in thousands, except per share data):

	Years Ended December 31,
	2007	2008	2009

Numerator:
Net loss attributable to common stockholders	$(25,955)	$(16,984)	$(26,188)

Denominator:
Weighted-average common shares outstanding	4,155	4,167	4,040
Less: weighted-average common shares subject to repurchase	(428)	(192)	–

Weighted-average common shares used to compute basic and diluted net loss per share	3,727	3,975	4,040

Basic and diluted net loss per share	$(6.96)	$(4.27)	$(6.48)

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NOTES TO FINANCIAL STATEMENTS—(Continued)

Year Ended December 31, 2009

Numerator for pro forma calculation:
Net loss attributable to common stockholders	$(26,188)
Add: preferred stock dividends	3,747

Net loss attributable to common stockholders for pro forma calculation	$(22,441)

Denominator for pro forma calculation:
Weighted average common shares outstanding used to compute basic and diluted net loss per share	4,040
Pro forma adjustment to reflect assumed conversion of convertible preferred stock (unaudited)	24,951

Weighted average common shares outstanding used to compute pro forma basic and diluted net loss per share (unaudited)	28,991

Pro forma basic and diluted net loss per share (unaudited)	$(0.77)

As the Company incurred net losses in the periods presented, the following table displays the Company’s other outstanding common stock equivalents that were excluded from the computation of diluted net loss per share, as the effect of including them would have been antidilutive (in thousands):

	As of December 31,
	2007	2008	2009

Common stock subject to repurchase	284	–	–
Stock options	3,223	3,782	678
Restricted stock units	–	–	4,537
Common stock warrants	11	11	11
Convertible preferred stock	19,973	20,420	28,044
Convertible preferred stock warrants	136	51	58

CALIX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

4.    CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES

Cash, cash equivalents and marketable securities consist of the following (in thousands):

	December 31,
	2008	2009
Cash and cash equivalents:
Cash	$2,372	$14,626
Money market funds	20,842	17,195

Total cash and cash equivalents	23,214	31,821
Marketable securities:
Corporate debt securities	–	14,669
U.S. government sponsored entity bonds	–	10,471
Commercial paper	–	5,195
Certificates of deposit	–	3,401
U.S. Treasury bills	–	2,492

Total marketable securities	–	36,228

Total cash, cash equivalents and marketable securities	$23,214	$68,049

The following tables summarize the unrealized gains and losses related to the Company’s investments in cash, cash equivalents and marketable securities designated as available-for-sale as follows (in thousands):

As of December 31, 2009	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Aggregate Fair Value
Corporate debt securities	$14,677	$12	$(20)	$14,669
U.S. government sponsored entity bonds	10,480	–	(9)	10,471
Commercial paper	5,195	–	–	5,195
Certificates of deposit	3,401	–	–	3,401
U.S. Treasury bills	2,492	–	–	2,492

Total	$36,245	$12	$(29)	$36,228

Reported as:
Cash and cash equivalents	$–	$–	$–	$–
Marketable securities	36,245	12	(29)	36,228

Total	$36,245	$12	$(29)	$36,228

Due within one year	$26,450	$9	$(8)	$26,451
Due between one and two years	9,795	3	(21)	9,777

Total	$36,245	$12	$(29)	$36,228

The Company did not have unrealized gains and losses on its cash and cash equivalents as of December 31, 2008.

As of December 31, 2009 gross unrealized losses on the Company’s investments were due to changes in market conditions that caused interest rates to fluctuate. The Company reviews investments

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NOTES TO FINANCIAL STATEMENTS—(Continued)

held with unrealized losses to determine if the loss is other-than-temporary. The Company determined that it has the ability and intent to hold these investments for a period of time sufficient for a forecast recovery of fair market value and does not consider the investments to be other-than-temporarily impaired for all periods presented. In addition, the Company did not experience any significant realized gains or losses on its investments through December 31, 2009. The Company’s money market funds maintained a net asset value of $1.00 for all periods presented.

5.    FAIR VALUE MEASUREMENTS

In accordance with ASC Topic 820 as adopted on January 1, 2008, the Company measures its cash, cash equivalents and marketable securities at fair value. ASC Topic 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, ASC Topic 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1 for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-driven valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Unobservable inputs to the valuation derived from fair valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The fair value hierarchy also requires the Company to maximize the use of observable inputs, when available, and to minimize the use of unobservable inputs when determining inputs and determining fair value.

As of December 31, 2009 and 2008, the fair values of certain of the Company’s financial assets were determined using the following inputs (in thousands):

	Fair Value Measurement Using Input Type
As of December 31, 2009	Level 1	Level 2	Total
Money market funds	$17,195	$–	$17,195
Marketable securities	–	36,228	36,228

Total	$17,195	$36,228	$53,423

As of December 31, 2008
Money market funds	$20,842	$–	$20,842

CALIX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

The Company’s valuation techniques used to measure the fair values of money market funds were derived from quoted market prices as active markets for these instruments exist. Investments in marketable securities are held by a custodian who obtains investment prices from a third-party pricing provider that uses standard inputs derived from or corroborated by observable market data, to models which vary by asset class.

6.    PROPERTY AND EQUIPMENT

Property and equipment, net, consisted of the following (in thousands):

	December 31,
	2008	2009
Computer equipment and purchased software	$20,509	$21,756
Test equipment	18,728	22,134
Furniture and fixtures	991	1,208
Leasehold improvements	1,505	2,815

Total	41,733	47,913
Accumulated depreciation	(31,793)	(36,620)

Property and equipment, net	$9,940	$11,293

7.    PREFERRED STOCK WARRANT LIABILITIES

Significant terms and fair value of warrants to purchase convertible preferred stock are as follows (in thousands, except per share data):

			Shares as of December 31,		Fair Value as of December 31,
Preferred Stock	Expiration Date	Exercise Price	2008	2009	2008	2009
Series E	February 27, 2011	$6.77	4	4	$23	$18
Series H	Various dates between August 2, 2012 and August 6, 2014	$11.84 - $13.31	34	34	183	135
Series I	September 4, 2017	$24.84	12	12	26	42

			50	50	$232	$195

Those warrants that do not expire prior to the closing of an initial public offering will convert into warrants to purchase shares of common stock at the applicable conversion rate for the related convertible preferred stock.

The Company estimated the fair value of these warrants at the respective balance sheet dates using the Black-Scholes option valuation model, based on the estimated market value of the underlying convertible redeemable preferred stock at the valuation measurement date, the remaining contractual term of the warrant, risk-free interest rates and expected dividends on and expected volatility of the price of the underlying convertible preferred stock. These estimates, especially the market value of the underlying convertible preferred stock and the expected volatility, are highly judgmental and could differ materially in the future.

CALIX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

The following table includes the assumptions used for the periods indicated:

Years Ended December 31,
	2008	2009
Expected volatility	55-70%	50-70%
Remaining contractual term (years)	0.1-9.5 years	1.16-8.5 years
Expected dividend yield	0.0-15.5%	0.0-17.5%
Risk-free interest rate	0.32-3.99%	0.55-3.45%

8.    BALANCE SHEET DETAILS

Accounts receivable, net consisted of the following (in thousands):

	December 31,
	2008	2009
Accounts receivable	$34,621	$49,199
Allowance for doubtful accounts	(943)	(1,008)
Product return reserve	(895)	(1,199)

Accounts receivable, net	$32,783	$46,992

Accrued liabilities consisted of the following (in thousands):

	December 31,
	2008	2009
Accrued compensation and related benefits	$5,701	$7,922
Accrued warranty	3,375	4,213
Accrued excess and obsolete inventory at contract manufacturer	1,642	1,054
Sales and use tax payable	749	631
Accrued professional and consulting fees	1,386	2,978
Accrued customer rebates	1,421	8,958
Other	2,073	2,873

Total accrued liabilities	$16,347	$28,629

CALIX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

9.    ACCRUED WARRANTY

The Company provides a warranty for its hardware products. Hardware generally has a five-year warranty from the date of shipment. The Company accrues for potential warranty claims based on the Company’s historical claims experience. The adequacy of the accrual is reviewed on a periodic basis and adjusted, if necessary, based on additional information as it becomes available.

Activity related to the product warranty is as follows (in thousands):

	Years Ended December 31,
	2008	2009
Balance at beginning of year	$2,534	$3,375
Warranty costs charged to cost of revenue	4,514	5,147
Utilization of warranty	(3,673)	(4,309)

Total accrued warranty	$3,375	$4,213

10.    COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases office space under non-cancelable operating leases. Certain of the Company’s operating leases contain renewal options and rent acceleration clauses. Future minimum payments under the non-cancelable operating leases consisted of the following as of December 31, 2009 (in thousands):

2010	$1,718
2011	1,697
2012	1,736
2013	1,798
2014	271

Total	$7,220

The Company leases its primary office space in Petaluma, California under a lease agreement that extends through February 2014. Rent expense was $2.1 million for each of the years ended December 31, 2007, 2008 and 2009. The Company received a lease incentive consisting of $1.2 million in leasehold improvements provided by the lessor. The Company has capitalized the full amount of the lease incentive and will amortize the cost of the improvements over the lease term. The value of the improvements is being amortized through rent expense over the lease term. Payments under the Company’s operating leases that escalate over the term of the lease are recognized as rent expense on a straight-line basis.

Purchase Commitments

The Company does not have firm purchase commitments with its primary contract manufacturer. In order to reduce manufacturing lead times and ensure adequate component supply, the contract manufacturer places orders for component inventory in advance based upon the Company’s build forecasts. The components are used by the contract manufacturer to build the products included in the build forecasts. The Company does not take ownership of the components and any outstanding orders do

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NOTES TO FINANCIAL STATEMENTS—(Continued)

not represent firm purchase commitments pursuant to the Company’s agreement with the contract manufacturer. The Company incurs a liability when the manufacturer has converted the component inventory to a finished product and takes ownership of the inventory when transferred to the designated shipping warehouse. However, historically, the Company has reimbursed its primary contract manufacturer for inventory purchases when this inventory has been rendered obsolete, for example due to manufacturing and engineering change orders resulting from design changes, manufacturing discontinuation of parts by its suppliers, or in cases where inventory levels greatly exceed projected demand. The estimated excess and obsolete inventory liabilities related to such manufacturing and engineering change orders, which are included in accrued liabilities in the accompanying balance sheets, were $1.6 million and $1.1 million as of December 31, 2008 and 2009. The Company records these amounts in cost of products and services in its statement of operations.

Litigation

The Company may be subject to various litigation matters arising in the ordinary course of business from time to time. However, the Company is not aware of any currently pending legal matters or claims, individually or in the aggregate, that are expected to have a material adverse impact on its financial position, results of operations, or cash flows.

Guarantees

The Company from time to time enters into certain types of contracts that contingently require it to indemnify various parties against claims from third parties. These contracts primarily relate to (i) certain real estate leases, under which the Company may be required to indemnify property owners for environmental and other liabilities, and other claims arising from the Company’s use of the applicable premises, (ii) certain agreements with the Company’s officers, directors, and employees, under which the Company may be required to indemnify such persons for liabilities arising out of their relationship with the Company, (iii) contracts under which the Company may be required to indemnify customers against third-party claims that a Company product infringes a patent, copyright, or other intellectual property right and (iv) procurement or license agreements, under which the Company may be required to indemnify licensors or vendors for certain claims that may be brought against them arising from the Company’s acts or omissions with respect to the supplied products or technology.

Generally, a maximum obligation under these contracts is not explicitly stated. Because the obligated amounts associated with these types of agreements are not explicitly stated, the overall maximum amount of the obligation cannot be reasonably estimated. Historically, the Company has not been required to make payments under these obligations, and no liabilities have been recorded for these obligations in the Company’s balance sheets.

11.    LOANS PAYABLE

In January 2003, the Company entered into a loan agreement, as amended, with a stockholder and former member of the Company’s Board of Directors. The loan accrued interest at 3.04% which was payable on a quarterly basis. The principal amount of the loan, plus any accrued interest, was fully paid in January 2008.

In January 2004, the Company entered into a loan and security agreement, as amended, with a financial institution (the “lender”). The agreement divided a borrowing base into two facilities: a $20.0 million revolving line of credit based upon a total of 80% of eligible accounts receivable, with a

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NOTES TO FINANCIAL STATEMENTS—(Continued)

subfacility that included amounts available under letters of credit and merchant card services, both managed within the formula-based facility; and a $10.0 million non-formula term loan. In August 2008, the Company terminated this agreement and repaid the remaining balances due under the term loan and revolving line.

In July 2008, the Company entered into a loan and security agreement, as amended, with an institutional investor for a term loan totaling $21.0 million. During 2008 and through January 2009, annual interest on the loan was calculated and payable as follows: 9.5% of the outstanding loan amount, including unpaid interest, was accrued and payable on a quarterly basis; and 6.19% of the outstanding loan amount was accrued and payable upon maturity on August 1, 2011. Effective February 2009, the interest rate of 6.19% was increased by 2.5% to 8.69%. The outstanding principal, plus accrued interest was due on August 1, 2011. This loan and security agreement was secured by all assets of the Company, including intellectual property and stipulated that the Company must comply with certain covenants and information reporting requirements. As of December 31, 2008, the Company was in compliance with the covenants set forth in the loan and security agreement. Nonrefundable loan fees in connection with this agreement were being amortized to interest expense over the term of the loan and security agreement. In August 2009, the Company terminated its existing loan and security agreement, as amended, with the institutional investor and repaid the outstanding interest and principal due under the term loan.

In August 2008, the Company entered into a loan and security agreement, as amended, with a financial institution, which provided for a revolving credit facility of $20.0 million based upon a total of 80% of eligible accounts receivable. In August 2009, the Company entered into an amended and restated loan and security agreement, or loan agreement, with the same financial institution, which provided for a term loan of $20.0 million and a revolving credit facility of $30.0 million based upon a similar percentage of eligible accounts receivable. Included in the revolving line are amounts available under letters of credit and cash management services. Nonrefundable loan fees in connection with this agreement are being amortized to interest expense over the term of the loan and security agreement. As of December 31, 2009, $20.0 million was outstanding under the term loan and there were no outstanding borrowings under the revolving credit facility. In addition, the Company had outstanding letters of credit totaling $2.4 million as of December 31, 2009. The term loan as of December 31, 2009 bears interest at 7.75%, which is set at 6-month LIBOR (with a floor of 1.25%) plus a 6.50% margin. The loan agreement is secured by all assets of the company, including intellectual property. The agreement also allows the lender to call the note in the event there is a material adverse change in the Company’s business or financial condition. As of December 31, 2009, and as of the date of issuance of these financial statements, the Company was in compliance with the covenants and information reporting requirements set forth in the loan agreement.

The Company’s future principal payments under the outstanding term loan as of December 31, 2009 are as follows (in thousands):

2010	$3,333
2011	6,667
2012	6,666
2013	3,334

Minimum payments	$20,000

CALIX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

12.    CONVERTIBLE PREFERRED STOCK

On June 22, 2007, the Company entered into a Series I Preferred Stock Purchase Agreement, as amended (the “Series I Agreement”) with certain investors. In connection with the Series I Agreement, the Company received $57.5 million in cash from the initial investors on June 22, 2007. On August 15, 2007, prior to finalizing the terms of the Series I Agreement, the Company entered into a separate agreement with one of the initial investors, whereby the Company agreed to repay $20.0 million, plus accrued interest, that was advanced to the Company in connection with the Series I Agreement. On August 31, 2007, the terms of the Series I Agreement were finalized and, on September 4, 2007, the Company issued a total of 1.5 million shares to the initial investors and 206,000 shares to new investors at $24.84 per share for total gross proceeds of $42.6 million.

On May 29, 2009, the Company entered into a Series J Preferred Stock Purchase Agreement, (the Series J Agreement) with certain investors. The Company completed its Series J financing on August 5, 2009 and issued a total of 6.3 million shares for gross proceeds of $50.0 million.

Convertible preferred stock consisted of the following (in thousands):

Aggregate Liquidation Preference
December 31, 2009
Series A, 61 shares authorized, issued and outstanding	$11,436
Series B, 137 shares authorized, issued and outstanding	74,310
Series C, 87 shares authorized, issued and outstanding	57,996
Series D, 557 shares authorized, issued and outstanding	50,459
Series E, 7,385 shares authorized; 7,381 shares issued and outstanding	100,004
Series E-1, 1,175 shares authorized, issued and outstanding	1,990
Series G, 1,111 shares authorized, issued and outstanding	30,000
Series H, 3,468 shares authorized; 3,434 shares issued and outstanding	80,420
Series I, 3,770 shares authorized; 2,237 shares issued and outstanding	55,569
Series J, 8,089 shares authorized; 6,312 shares issued and outstanding	50,000

$512,184

Convertible preferred stock is issuable in series, and the Board of Directors is authorized to determine the rights, preference and terms of each series.

Dividends

The holders of shares of the Company’s convertible preferred stock are entitled to receive dividends at the rate of $15.00, $43.50, $53.25, $7.50, $0.54, $2.16, and $2.16 per annum on each outstanding share of Series A, Series B, Series C, Series D, Series E, Series G and Series H convertible preferred stock (as adjusted for any stock dividends, combinations or splits with respect to such shares), payable in preference and priority to any payment of dividend on common stock of the Company. Such dividends are payable when and if declared by the board of directors, but only to the extent of funds legally available, and are noncumulative. In the event a dividend is paid on any share of common stock, all

CALIX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

preferred stockholders are entitled to a proportionate share of any such dividend as if they were holders of common stock (on an as if converted to common stock basis). No dividends have been declared through December 31, 2009.

The holders of shares of the Company’s Series I are entitled to receive cumulative dividends at an annual rate of 5% of the original purchase price per share, payable quarterly, at the Company’s option, in cash or in additional shares of Series I. Beginning in 2007 and prior to the Company’s completion of an IPO: (a) the dividend rate increases by 0.5% each quarter, up to a maximum of 10%, and (b) the Company will make a payment of 5% of the then-outstanding shares of Series I to each holder on June 30 of every year. The Company paid dividends to Series I stockholders by issuing approximately 43,000 shares, approximately 205,000 shares and approximately 272,000 shares of Series I preferred stock in 2007, 2008 and 2009, respectively. These dividends totaled $1.0 million, $4.1 million and $3.7 million in 2007, 2008 and 2009, respectively. The value of the Series I shares was determined by the Company’s board of directors and considered numerous objective and subjective factors to determine its best estimate of the fair value at each issuance date. These factors included, but were not limited to, the following: (1) contemporaneous valuations of the Company’s preferred stock, (2) the rights and preferences of the Company’s preferred stock relative to its common stock, (3) the lack of marketability of the Company’s preferred stock, (4) developments in the Company’s business, (5) recent issuances of the Company’s preferred stock, and (6) the likelihood of achieving a liquidity event, such as an IPO, or sale of the Company, given prevailing market conditions.

Beginning on November 28, 2010 and prior to the completion of an IPO, the holders of the Company’s Series J will be entitled to receive cumulative dividends at an annual rate of 10% of the original purchase price per share. The first payment will include the amount accrued over the six months ending November 28, 2010 and subsequent dividends will be payable quarterly, at the Company’s option, in cash or in additional shares of Series J. In addition the Company will make a payment of 5% of the then-outstanding shares of Series J to each holder on November 28, 2010, and on each June 30 thereafter.

Liquidation

In the event of any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, all assets of the Company available for distribution among the holders of convertible preferred stock will be distributed in the following order: (1) each holder of shares of Series I and Series J is entitled to a $24.84 and $7.92 per share distribution, respectively, prior to any distribution of the assets to the holders of Series A through H and common stock; (2) each holder of shares of Series G and Series H is entitled to an $27.00 and $0.13485 per share distribution, respectively, prior to any distribution to the holders of Series A through E-1 and common stock; (3) each holder of shares of Series E and Series H is entitled to a $13.548 and $4.4985 per share distribution, prior to any distribution to the holders of Series A through E-1 and common stock; (4) each holder of shares of Series A, B, C, D and H is entitled to $187.50, $544.6875, $663.00, $90.6225 and $8.7435 per share distribution, respectively, prior to any distribution to the holders of Series E-1 and common stock; (5) each holder of shares of Series E-1 and Series H is entitled to a $1.6935 and $0.090 per share distribution respectively, prior to any distribution to the holders of common stock and (6) if assets are available for distribution subsequent to the distributions noted above, the holders of Series H will be entitled to an additional amount equal to $30.0 million divided by the number of shares of Series H outstanding immediately prior to the consummation of a liquidation, dissolution, or winding up of the Company, in each case, plus all declared and unpaid dividends on such series, if any. In no event will the holders of Series H be entitled to receive an aggregate liquidation preference exceeding $81.8 million.

CALIX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

In the event that the assets available for distribution are insufficient to make the full per share distributions, all such assets will be distributed among the holders of the respective series in proportion to the full preference to which such holders would otherwise be entitled. In the event the assets available for distribution are in excess of the amount necessary to pay the above distributions in full, the remaining assets, if any, are to be distributed among the holders of Series A, Series B, Series C, Series D, Series E, Series F, Series G, Series H, Series I and Series J preferred stock and common stock pro rata, based on the number of shares of common stock held by each (assuming conversion of all such preferred stock). No additional distribution shall be made to the holders of Series E-1 preferred stock.

A liquidation, dissolution, or winding up of the Company shall be deemed to occur if the Company shall sell, convey, or otherwise dispose of all or substantially all of its property or business or merge into or consolidate with any other corporation or other entity or effect any transaction or series of related transactions in which more than 50% of the voting power of the Company is disposed of, provided that this clause does not apply to a merger effected exclusively for the purpose of changing the domicile of the Company, or to an equity financing in which the Company is the surviving corporation. As the redemption events described above could occur and are not solely within the Company’s control, all shares of convertible preferred stock have been presented outside of permanent equity in accordance with ASC Topic 480. However, because the timing of any such redemption event is uncertain, the Company has elected not to adjust the carrying values of its convertible preferred stock to their respective liquidation values until it becomes probable that redemption will occur.

Conversion

Each share of preferred stock is convertible, at the option of the holder, into fully paid and nonassessable shares of common stock at a rate of 6.419:1 for Series A, 8.747:1 for Series B, 9.055:1 for Series C, 4.481:1 for Series D, 1.026:1 for Series E and Series E-1, 1.153:1 for Series G and H, and 1.27:1 for Series I and 1:1 for Series J. Additionally, conversion will occur immediately upon the closing of an IPO, which results in aggregate cash proceeds of not less than $50.0 million, or upon the written consent of 66.66% of the outstanding shares of all series of preferred stock. The conversion rates are subject to adjustment for future dilution and other events.

13.    STOCKHOLDERS’ EQUITY (DEFICIT)

The Company maintained two equity incentive plans, the 2000 Stock Plan and the 2002 Stock Plan (together, the “Plans”), which allowed the Company to grant stock options, restricted stock and restricted stock units to employees, directors and consultants of the Company. Under the terms of the Plans, the Company may grant incentive stock options at a price not less than 100% of the fair market value of the common stock on the date of grant and non-statutory stock options at a price not less than 85%, or, with respect to the 2002 Stock Plan, 100%, of the fair market value of the common stock on the date of grant. Additionally, options could be granted with the right to exercise those options before vesting. Upon the exercise of an option prior to vesting, the optionee is required to enter into a restricted stock purchase agreement with the Company, which provides that the Company has a right to repurchase any unvested shares at a repurchase price equal to the exercise price during the 90-day period following the termination of an individual’s service with the Company for any reason. In addition, the Company has a 30-day right of first refusal if an optionee intends to sell shares acquired pursuant to options. Options granted under both Plans generally vest over four years and expire ten years from the date of grant. Given the absence of a public trading market, the Company’s board of directors considered numerous objective and subjective factors to determine the best estimate of the fair market value of its common stock at each

CALIX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

meeting at which stock option grants were approved. These factors included, but were not limited to, the following: contemporaneous valuations of common stock, the rights and preferences of convertible preferred stock relative to common stock, the lack of marketability of common stock, developments in the business, recent issuances of convertible preferred stock and the likelihood of achieving a liquidity event, such as an IPO, or sale of the Company, given prevailing market conditions. These determinations of fair market value were used for purposes of determining the Black-Scholes fair value of the Company’s stock option awards and related stock based compensation expense.

The following table summarizes the activity under the Company’s stock option plans (in thousands, except per share data):

	Number of Shares	Weighted- Average Exercise Price	Aggregate Intrinsic Value (1)
Outstanding as of December 31, 2007	3,223	$18.00
Granted	2,934	15.47
Exercised	(25)	2.76
Canceled	(2,350)	22.94

Outstanding as of December 31, 2008	3,782	13.08	$3,950
Granted	595	6.15
Exercised	(64)	0.95
Canceled	(3,635)	13.44

Outstanding as of December 31, 2009	678	$6.15	$4,240

(1)	Amounts represent the difference between the exercise price and the fair market value of common stock at each period end for all in the money options outstanding.

Options outstanding that have vested and are expected to vest as of December 31, 2009 are as follows (in thousands, except year and per share data):

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (1)
Vested	513	$5.87	3.50	$3,795
Expected to vest	137	7.02	8.97	370

Total	650	$6.11	4.65	$4,165

(1)	Amounts represent the difference between the exercise price and the fair market value of common stock as of December 31, 2009 for all in the money options outstanding.

During the years ended December 31, 2007, 2008 and 2009, the total intrinsic value of stock options exercised was approximately $1.0 million, $0.3 million, and $0.4 million, respectively.

CALIX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

The following table summarizes information about stock options outstanding and exercisable at December 31, 2009 (in thousands, except year and per share data):

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life (years)	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$0.49 - $1.20	389	3.34	$0.72	389	$0.72
$1.50 - $5.24	59	4.81	3.20	53	3.02
$6.80	159	9.72	6.80	6	6.80
$6.95 - $66.75	71	6.22	21.12	65	21.78

	678	5.28	$6.15	513	$5.87

The Company had 1.9 million exercisable options as of December 31, 2008.

Stock Options Repricing

In April 2008, the Company’s board of directors approved the reduction of the exercise price of employee stock options granted between February 28, 2006 and December 31, 2007 having a per share exercise price of $19.56 or greater. Consequently, the Company repriced options to purchase 2.0 million shares of common stock on April 22, 2008 to have a per share exercise price equal to $15.42, which represented the per share fair market value of the Company’s common stock as of that date. These options have been included as grants during 2008 in the option table above. In accordance with ASC Topic 718, the Company incurred a one-time stock compensation charge of $0.9 million on the incremental value of the vested repriced options. In addition, the Company will recognize an additional incremental value of $2.8 million related to the unvested repriced options, which will be amortized over the remaining vesting period.

Stock Option Exchange

In July 2009, the Company’s board of directors approved a proposal to offer current employees and directors the opportunity to exchange eligible stock options for restricted stock units, or RSUs, on a one-for-one basis. Each RSU granted in the option exchange entitles the holder to receive one share of the Company’s common stock if and when the RSU vests. The vesting schedule for the RSUs is as follows: 50% of the RSUs will vest on the first day the trading window opens for employees that is more than 180 days following the effective date of an initial public offering, or the First Vesting Date, and the remaining 50% of the RSUs will vest on the first day the trading window opens for employees that is more than 180 days after the First Vesting Date, in each case, subject to the employee’s or director’s continuous service to the Company through the vesting date. However, the RSUs will vest with respect to 100% of the then unvested RSUs immediately prior to the closing of a change in control, subject to the employee’s or director’s continuous service to the Company through such date. The offer was made to eligible option holders on August 14, 2009 and terminated on September 14, 2009. Only employees and directors who were providing services to the Company as of August 14, 2009 and continued to provide services through September 14, 2009 were eligible to participate. Pursuant to the exchange, the Company subsequently canceled options for 3.4 million shares of the Company’s common stock and issued an equivalent number of RSUs to eligible holders on September 23, 2009. In connection with the RSU grants, the unrecognized compensation expense related to the exchanged options will be expensed over the

CALIX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

remaining period of the original vesting period of the options exchanged. The incremental cost due to the exchange will be deferred until a liquidity event and be recognized in accordance with the vesting periods described above.

The fair value of the RSUs was calculated as follows (in thousands):

Unrecognized expense of exchanged options		$16,809
Incremental cost:
Fair value of RSUs	$23,295
Value of old options canceled in exchange	(8,537)	14,758

Total fair value of RSUs granted under the exchange		$31,567

The following table summarizes the Company’s restricted stock unit activity (in thousands, except per share data):

	Number of Shares	Weighted- Average Grant Date Fair Value Per Share
Balance at December 31, 2008	–	$–
Exchanged	3,428	6.80
Granted	1,120	9.54
Vested	–	–
Canceled	(11)	6.80

Balance at December 31, 2009	4,537	$7.47

Restricted stock units granted during 2009 vest in four equal annual installments beginning on December 23, 2010, and are contingent upon the occurrence of an IPO. The unrecognized compensation cost related to this grant of $10.6 million will be deferred until the occurrence of an IPO and recognized in accordance with the vesting period described above. As of December 31, 2009 there was $39.9 million of total unrecognized compensation cost related to unvested restricted stock units, net of estimated forfeitures.

Shares Reserved for Issuance

As of December 31, 2009 the Company had common shares reserved for future issuance as follows (in thousands):

December 31, 2009
Convertible preferred stock	28,044
Preferred stock warrants	58
Common stock warrants	11
Restricted stock units	4,537
Stock options:
Outstanding	678
Reserved for future issuance	735

Total	34,063

CALIX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Stock Based Compensation

The Company estimates the fair value of stock options in accordance with ASC Topic 718 using the Black-Scholes option-pricing model. This model requires the use of the following assumptions: (i) expected volatility of the Company’s common stock, which is based on the Company’s peer group in the industry in which the Company does business; (ii) expected life of the option award, which is calculates using the “simplified” method provided in the Securities Exchange Commission’s Staff Accounting Bulletin No. 110 and takes into consideration the grant’s contractual life and vesting periods; (iii) expected dividend yield, which is assumed to be 0%, as the Company has not paid and does not anticipate paying dividends on its common stock; and (iv) the risk-free interest, which is based on the U.S. Treasury yield curve in effect at the time of grant with maturities equal to the grant’s expected life. In addition, ASC Topic 718 requires the Company to estimate the number of options that are expected to vest. Thus, the Company applies an estimated forfeiture rate based on an analysis of its actual forfeitures and will continue to evaluate the adequacy of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior, and other factors. Further, to the extent the Company’s actual forfeiture rate is different from management’s estimate, stock-based compensation is adjusted accordingly. In valuing share-based awards under ASC Topic 718, significant judgment is required in determining the expected volatility of the Company’s common stock and the Company’s forfeiture rate. The following table presents the weighted average assumptions used to estimate the fair values of the stock options granted in the periods presented:

	Years Ended December 31,
	2007	2008	2009
Expected volatility	51%	55%	62%
Expected life (years)	6.25	6.25	6.25
Expected dividend yield	–	–	–
Risk free interest rate	4.77%	3.13%	2.38%

The per share weighted average fair value of options granted was $14.25, $10.56 and $3.65 for the years ended December 31, 2007, 2008 and 2009. As of December 31, 2009 there was $0.6 million of total unrecognized compensation cost related to unvested stock options, net of estimated forfeitures. This cost is expected to be recognized over a weighted average service period of 3.39 years. To the extent the actual forfeiture rate is different than what the Company has anticipated, stock-based compensation related to these awards will be different from its expectations.

14.    INCOME TAXES

The Company recorded a provision for income taxes of $0.1 million in 2007 and a benefit for income taxes of $0.1 million in 2008 and $0.4 million in 2009. The benefit in 2008 and 2009 consisted of an “Accelerated Research Credit” of $0.2 million and $0.4 million, respectively, partially offset by state income taxes in both years. The provision in 2007 consisted of state income taxes.

CALIX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

The significant components of the Company’s deferred tax assets and liabilities are as follows (in thousands):

	December 31,
	2008	2009
Deferred tax assets:
Deferred revenue	$5,665	$7,829
Accruals and reserves	4,567	4,499
Depreciation and amortization	1,269	1,428
Stock-based compensation	3,027	969
Net operating loss carryforwards	150,547	151,841
Tax credit carryforwards	14,017	13,714
Other	43	52

	179,135	180,332
Deferred tax liability:
Intangible assets	(4,994)	(2,620)

Gross deferred taxes	174,141	177,712
Valuation allowance	(174,141)	(177,712)

Net deferred taxes	$–	$–

Management reviews the recognition of deferred tax assets to determine if realization of such assets is more likely than not. The realization of the Company’s deferred tax assets is dependent upon future earnings. The Company has been in a cumulative loss position since inception which represents a significant piece of negative evidence. Using the more likely than not criteria specified in the applicable accounting guidance, this negative evidence cannot be overcome by positive evidence currently available to the Company and as a result the Company has established a full valuation allowance against its deferred tax assets. The Company’s valuation allowance increased by $2.9 million and $3.6 million in the years ended December 31, 2008 and 2009. The valuation allowance in both 2008 and 2009 includes $0.1 million related to excess tax benefits of stock option deductions prior to the adoption of ASC Topic 718. The benefits will increase additional paid-in capital when realized.

Since inception, the Company has incurred operating losses and, accordingly, has not recorded a provision for federal income taxes for any periods presented. As of December 31, 2009, the Company had U.S. federal and state net operating losses of approximately $409.8 million and $268.4 million. The U.S. federal net operating loss carryforwards will expire at various dates beginning in 2010 and through 2029 if not utilized. The state net operating loss carryforwards will expire at various dates beginning in 2010 and through 2029, if not utilized. In addition, as of December 31, 2008 and 2009, the Company has $3.4 million in federal deductions and $1.9 million in state deductions related to excess tax benefits from stock options which are not included in the net operating loss carryforward amounts in the table above since they have not met the realization criteria of ASC Topic 718. The tax benefits from these deductions will increase additional paid-in capital when realized. Additionally, the Company has U.S. federal and California research and development credits of approximately $12.1 million and $11.1 million as of December 31, 2009. The U.S. federal research and development credits will begin to expire in 2020 and through 2029, and the California research and development credits have no expiration date. Utilization of the Company’s net operating losses and credit carry-forwards may be subject to a substantial annual limitation due to the ownership change limitations under the Internal Revenue Code and similar state provisions.

CALIX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

On January 1, 2009, the Company adopted the guidance related to accounting for uncertainty in income taxes (ASC Topic 740-10). This topic prescribes a recognition threshold and measurement attribute to the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also provides guidance on derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The standard requires the Company to recognize the financial statement effects of an uncertain tax position when it is more likely than not that such position will be sustained upon audit. The Company’s adoption of ASC Topic 740-10 did not result in a cumulative effect adjustment to accumulated deficit. Upon adoption the Company recorded a cumulative unrecognized tax benefit of $9.3 million, which was netted against deferred tax assets with a full valuation allowance. In the event that any unrecognized tax benefits are recognized, the effective tax rate will not be affected. The Company will recognize accrued interest and penalties related to unrecognized tax benefits as interest expense and income tax expense, respectively, in statements of operations.

The following table reconciles the Company’s unrecognized tax benefits for the year ended December 31, 2009 (in thousands):

Balance at January 1, 2009	$9,252
Reductions for tax positions of prior years	(2,799)
Additions for tax positions related to the current year	517

Balance at December 31, 2009	$6,970

The Company files income tax returns in the U.S. federal and various state and local jurisdictions. Tax years from 1995 forward remain open to examination due to the carryover of net operating losses and tax credits.

CALIX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

15. SEGMENT INFORMATION

The FASB, in ASC Topic 280, has established standards for reporting information about operating segments. The guidance requires disclosures of certain information regarding operating segments, products and services, geographic areas of operation and major customers. Segment reporting is based upon the management approach, i.e. how management organizes the Company’s operating segments for which separate financial information is (1) available, and (2) evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the Company’s chief executive officer. The Company’s chief executive officer reviews financial information presented on a Company wide basis, accompanied by disaggregated information about revenues by geographic region for purposes of allocating resources and evaluating financial performance. The Company develops, markets and sells communications access systems and software, and there are no segment managers who are held accountable for operations, operating results and plans for levels or components below the Company unit level. Accordingly, the Company is considered to be in a single reporting segment and operating unit structure. The Company’s operations and substantially all of its assets are located primarily in the United States and are not allocated to any specific region. Therefore, geographic information is presented only for total revenue. The following is a summary of revenues by geographic region based upon the location to which the product was shipped (in thousands):

	Years Ended December 31,
	2007	2008	2009

United States	$181,974	$211,032	$212,967
Caribbean	8,253	36,387	18,410
Other	3,592	3,044	1,570

Total	$193,819	$250,463	$232,947

16.    EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) tax-deferred savings plan for all employees who meet certain eligibility requirements. Participants may contribute, on a pre-tax basis, a percentage of their annual compensation, but not to exceed a maximum contribution amount pursuant to Section 401(k) of the Internal Revenue Code. The Company, at the discretion of the board of directors, may make additional matching contributions on behalf of the participants. The Company made matching contributions totaling $0.3 million, $0.6 million and $0.6 million in 2007, 2008 and 2009.

CALIX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

17.    SUBSEQUENT EVENTS

Reverse Stock Split

On March 2, 2010, the Board of Directors approved an amended and restated certificate of incorporation that will increase the authorized common stock to 100 million shares and authorize 5 million shares of preferred stock immediately prior to the completion of this offering.

On March 21, 2010, the Board of Directors approved an amended and restated certificate of incorporation effecting a 2-for-3 reverse stock split of its common stock and all convertible preferred stock. The par value and the authorized shares of the common and convertible preferred stock were not adjusted as a result of the reverse stock split. All issued and outstanding common stock, convertible preferred stock, warrants for common stock, warrants for preferred stock, and per share amounts contained in the financial statements have been retroactively adjusted to reflect this reverse stock split for all periods presented. The reverse stock split was effected on March 23, 2010.

Adoption of New Equity Stock Award Plans

On March 2, 2010, the Board of Directors approved the 2010 Equity Incentive Award Plan and the Employee Stock Purchase Plan. A total of 5,666,666 shares of common stock were reserved for future issuance under these plans which will become effective upon the completion of this offering.

On March 5, 2010, the Board of Directors approved an amendment to the amended and restated certificate of incorporation effecting the change of the Company’s name from Calix Networks, Inc. to Calix, Inc. The name change was effected on March 23, 2010.

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission, or SEC. Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus filed with the SEC. We and the selling stockholders are offering to sell, and seeking offers to buy, our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Through and including                     , 2010 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as underwriter and with respect to an unsold allotment or subscription.

6,328,932 Shares

Calix, Inc.

Common Stock

Goldman, Sachs & Co.

Morgan Stanley

Jefferies & Company

UBS Investment Bank

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discount, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC registration fee and the FINRA filing fee. Except as otherwise noted, all the expenses below will be paid by Calix.

Item	Amount
SEC Registration fee	$5,580
FINRA filing fee	10,500
Initial New York Stock Exchange listing fee	170,000
Legal fees and expenses	2,056,300	(1)
Accounting fees and expenses	1,500,000
Printing and engraving expenses	385,000
Transfer Agent and Registrar fees	35,750	(2)
Miscellaneous fees and expenses	86,870

Total	$4,250,000

(1)	Approximately $21,300 of this amount will be paid by certain selling stockholders.
(2)	Approximately $17,750 of this amount will be paid by certain selling stockholders.

Item 14.    Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended. Our amended and restated certificate of incorporation to be in effect upon the completion of this offering provides for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws to be in effect upon the completion of this offering provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. In addition, we will enter into indemnification agreements with our directors, officers and some employees containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. At present, there is no pending litigation or proceeding involving a director or officer of Calix, Inc. regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification. We will maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, that might be incurred by any director or officer in his capacity as such. The underwriters are obligated, under certain circumstances, pursuant to the underwriting agreement to be filed as Exhibit 1.1 hereto, to indemnify us, our directors, certain officers, controlling persons and the selling stockholders against liabilities under the Securities Act of 1933, as amended.

Item 15.    Recent Sales of Unregistered Securities

Since January 1, 2007, we have made sales of the following unregistered securities:

1.	On September 4, 2007, we issued a warrant to purchase an aggregate of 12,076 shares of our Series I convertible preferred stock at an exercise price of $24.84 per share to a lender. The warrant may be exercised at any time prior to its termination date, which is September 4, 2017.

2.	We have granted stock options to purchase an aggregate of 2,302,238 shares of our common stock at exercise prices ranging from $5.24 to $28.16 per share to a total of 491 employees and directors under our 2002 Stock Plan.

3.	On September 23, 2009, options to purchase 3,427,786 shares of our common stock were converted into 3,427,786 restricted stock units.

4.	On December 23, 2009, we granted 1,120,000 restricted stock units to an executive officer. In addition, on January 26, 2010, we granted 4,532 restricted stock units to certain directors.

5.	We have issued and sold an aggregate of 149,321 shares of our common stock to employees and directors at prices ranging from $0.49 to $15.42 per share pursuant to exercises of options granted under our 2000 Stock Plan, 2002 Stock Plan and 1997 Long-Term Incentive and Stock Option Plan.

6.	During June and September 2007, we issued and sold in a series of closings, an aggregate of 1,716,172 shares of Series I convertible preferred stock at a per share price of $24.84, for aggregate consideration of $42.6 million.

7.	We have paid dividends to the Series I convertible preferred stockholders by issuing an aggregate of 572,873 shares of our Series I convertible preferred stock. Upon completion of this offering, these shares of Series I convertible preferred stock, along with the Series I convertible preferred stock issued and sold in June and September 2007, will convert into 2,906,908 shares of our common stock.

8.	During May, July and August 2009, we issued and sold in a series of closings, an aggregate of 6,311,897 shares of our Series J convertible preferred stock at a per share price of $7.9215, for aggregate consideration of $50.0 million. Upon completion of this offering, these shares of Series J convertible preferred stock will convert into 6,311,897 shares of our common stock.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with Calix, to information about Calix.

Item 16.    Exhibits and Financial Statements

(a) Exhibits

Exhibit No.	Description of Exhibit
1.1*	Form of Underwriting Agreement.

3.1	Fifteenth Amended and Restated Certificate of Incorporation of Calix Networks, Inc., as currently in effect.

3.2	Certificate of Amendment of the Fifteenth Amended and Restated Certificate of Incorporation of Calix Networks, Inc., as currently in effect.

3.3	Form of Amended and Restated Certificate of Incorporation of Calix, Inc., to be in effect upon completion of the offering.

3.4*	Amended and Restated Bylaws of Calix Networks, Inc., as currently in effect.

3.5	Form of Amended and Restated Bylaws of Calix, Inc., to be in effect upon completion of the offering.

4.1	Form of Calix, Inc.’s Common Stock Certificate.

4.2*	Amended and Restated Investors’ Rights Agreement, by and between Calix, Inc. and the investors listed on Exhibit A thereto, dated May 29, 2009.

4.3*	Common Stock Purchase Warrant, between Calix, Inc. and Parallel Design and Development, dated August 15, 2000.

4.4*	Common Stock Purchase Warrant, between Calix, Inc. and The Palmer Group, dated August 15, 2000.

4.5*	Common Stock Purchase Warrant, between Calix, Inc. and Wright Engineered Plastics, Inc., dated August 15, 2000.

4.6*	Common Stock Purchase Warrant, between Calix, Inc. and The Jean W. and Ayman F. Partnership, dated August 22, 2000.

4.7*	Common Stock Purchase Warrant, between Calix, Inc. and Douglas Comer, dated June 12, 2001.

4.8*	Common Stock Purchase Warrant, between Calix, Inc. and Jonathan Canis, dated July 10, 2001.

4.9*	Common Stock Purchase Warrant, between Calix, Inc. and Steve Jensen, dated September 17, 2001.

4.10*	Common Stock Purchase Warrant, between Calix, Inc. and Scott Bradner, dated September 22, 2001.

4.11*	Common Stock Purchase Warrant, between Calix, Inc. and Object Savvy, Inc., dated December 11, 2001.

4.12*	Common Stock Purchase Warrant, between Calix, Inc. and Timothy P. Willis, dated December 11, 2001.

4.13*	Common Stock Purchase Warrant, between Calix, Inc. and Jack D. Wright, dated January 10, 2002.

4.14*	Common Stock Purchase Warrant, between Calix, Inc. and Paris Precision Products, dated April 2, 2002.

4.15*	Common Stock Purchase Warrant, between Calix, Inc. and Decision Design, dated April 9, 2002.

4.16*	Common Stock Purchase Warrant, between Calix, Inc. and Aguillar Engineering, Inc., dated July 9, 2002.

4.17*	Common Stock Purchase Warrant, between Calix, Inc. and David S. Rubin IRRA, FBO David S. Rubin, dated July 10, 2003.

Exhibit No.	Description of Exhibit

4.18*	Common Stock Purchase Warrant, between Calix, Inc. and David S. Rubin IRRA, FBO David S. Rubin, dated July 10, 2003.

4.19*	Common Stock Purchase Warrant, between Calix, Inc. and David S. Rubin IRRA, FBO David S. Rubin, dated July 10, 2003.

4.20*	Common Stock Purchase Warrant, between Calix, Inc. and David S. Rubin IRRA, FBO David S. Rubin, dated July 10, 2003.

4.21*	Series E Preferred Stock Purchase Warrant, between Calix, Inc. and Greater Bay Bancorp, dated February 27, 2004.

4.22*	Warrant to Purchase Stock, between Optical Solutions, Inc. and Silicon Valley Bank, dated August 16, 2004.

4.23*	Assignment, between Silicon Valley Bank and Silicon Valley Bancshares, dated August 19, 2004.

4.24*	Common Stock Purchase Warrant, between Calix, Inc. and Chris Moore, dated February 14, 2005.

4.25*	Amended and Restated Warrant, between Optical Solutions, Inc. and Partners for Growth, L.P., dated January 30, 2006.

4.26*	Amended and Restated Warrant, between Optical Solutions, Inc. and Partners for Growth, L.P., dated January 30, 2006.

4.27*	Warrant to Purchase Stock, between Calix, Inc. and Greater Bay Venture Banking, a division of Greater Bay Bank N.A., dated September 4, 2007.

5.1	Form of Opinion of Latham & Watkins LLP.

10.1*	Calix Networks, Inc. Amended and Restated 2000 Stock Plan and related documents.

10.2*	Calix Networks, Inc. Amended and Restated 2002 Stock Plan and related documents.

10.3*	Optical Solutions, Inc. Amended and Restated 1997 Long-Term Incentive and Stock Option Plan and related documents.

10.4*	Calix, Inc. 2010 Equity Incentive Award Plan and related documents.

10.5*	Form of Indemnification Agreement made by and between Calix, Inc. and each of its directors, executive officers and some employees.

10.6*	Lease, between RNM Lakeville, LLC and Calix, Inc., dated February 13, 2009.

10.7*	Amended and Restated Loan and Security Agreement, by and between Calix, Inc. and Silicon Valley Bank, dated August 21, 2009.

10.8*	Offer Letter, between Calix, Inc. and Carl Russo, dated November 1, 2006.

10.9*	Offer Letter, between Calix, Inc. and Kelyn Brannon-Ahn, dated April 2, 2008.

10.10*	Offer Letter, between Calix, Inc. and Tony Banta, dated August 25, 2005.

10.11*	Offer Letter, between Calix, Inc. and John Colvin, dated March 3, 2004.

10.12*	Offer Letter, between Calix, Inc. and Kevin Pope, dated December 21, 2008.

10.13*	Offer Letter, between Calix, Inc. and Roger Weingarth, dated February 17, 2003, as amended April 13, 2004.

10.14*	Calix, Inc. Non-Employee Director Equity Compensation Policy

10.15*	Calix, Inc. Employee Stock Purchase Plan.

10.16*	Calix, Inc. Non-Employee Director Cash Compensation Policy

10.17	Amendment No. 1 to Amended and Restated Loan and Security Agreement, between Silicon Valley Bank and Calix, Inc., dated March 8, 2010.

23.1	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

23.2	Consent of independent registered public accounting firm.

24.1*	Power of Attorney (see pages II-7 and II-8 of original filing).

*	Previously filed.

(b) Financial Statement Schedules

Schedule II Valuation and Qualifying Accounts

	Balance at Beginning of Year	Additions Charged to Costs and Expenses or Revenue	Deductions and Write-Offs	Balance at End of Year
	(In thousands)
Year ended December 31, 2009
Allowance for doubtful accounts	$943	$520	$(455)	$1,008
Product return reserve	895	5,657	(5,353)	1,199

Year ended December 31, 2008
Allowance for doubtful accounts	$358	$829	$(244)	$943
Product return reserve	1,100	4,227	(4,432)	895

Year ended December 31, 2007
Allowance for doubtful accounts	$324	$217	$(183)	$358
Product return reserve	1,190	5,139	(5,229)	1,100

Schedules not listed above have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in the financial statements or notes thereto.

Item 17.    Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted as to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus as filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, we have duly caused this Amendment to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Petaluma, State of California, on the 23rd day of March, 2010.

CALIX, INC.

By:	/S/ CARL RUSSO
Carl Russo President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ CARL RUSSO Carl Russo	President, Chief Executive Officer and Director (principal executive officer)	March 23, 2010

/S/ KELYN BRANNON-AHN Kelyn Brannon-Ahn	Chief Financial Officer (principal financial and accounting officer)	March 23, 2010

* Don Listwin	Chairman and Director	March 23, 2010

* Michael Ashby	Director	March 23, 2010

* Michael Everett	Director	March 23, 2010

* Paul Ferris	Director	March 23, 2010

* Robert Finzi	Director	March 23, 2010

* Michael Flynn	Director	March 23, 2010

* Adam Grosser	Director	March 23, 2010

* Michael Marks	Director	March 23, 2010

By:	*/S/ CARL RUSSO
Carl Russo
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1*	Form of Underwriting Agreement.

3.1	Fifteenth Amended and Restated Certificate of Incorporation of Calix Networks, Inc., as currently in effect.

3.2	Certificate of Amendment of the Fifteenth Amended and Restated Certificate of Incorporation of Calix Networks, Inc., as currently in effect.

3.3	Form of Amended and Restated Certificate of Incorporation of Calix, Inc., to be in effect upon completion of the offering.

3.4*	Amended and Restated Bylaws of Calix Networks, Inc., as currently in effect.

3.5	Form of Amended and Restated Bylaws of Calix, Inc., to be in effect upon completion of the offering.

4.1	Form of Calix, Inc.’s Common Stock Certificate.

4.2*	Amended and Restated Investors’ Rights Agreement, by and between Calix, Inc. and the investors listed on Exhibit A thereto, dated May 29, 2009.

4.3*	Common Stock Purchase Warrant, between Calix, Inc. and Parallel Design and Development, dated August 15, 2000.

4.4*	Common Stock Purchase Warrant, between Calix, Inc. and The Palmer Group, dated August 15, 2000.

4.5*	Common Stock Purchase Warrant, between Calix, Inc. and Wright Engineered Plastics, Inc., dated August 15, 2000.

4.6*	Common Stock Purchase Warrant, between Calix, Inc. and The Jean W. and Ayman F. Partnership, dated August 22, 2000.

4.7*	Common Stock Purchase Warrant, between Calix, Inc. and Douglas Comer, dated June 12, 2001.

4.8*	Common Stock Purchase Warrant, between Calix, Inc. and Jonathan Canis, dated July 10, 2001.

4.9*	Common Stock Purchase Warrant, between Calix, Inc. and Steve Jensen, dated September 17, 2001.

4.10*	Common Stock Purchase Warrant, between Calix, Inc. and Scott Bradner, dated September 22, 2001.

4.11*	Common Stock Purchase Warrant, between Calix, Inc. and Object Savvy, Inc., dated December 11, 2001.

4.12*	Common Stock Purchase Warrant, between Calix, Inc. and Timothy P. Willis, dated December 11, 2001.

4.13*	Common Stock Purchase Warrant, between Calix, Inc. and Jack D. Wright, dated January 10, 2002.

4.14*	Common Stock Purchase Warrant, between Calix, Inc. and Paris Precision Products, dated April 2, 2002.

4.15*	Common Stock Purchase Warrant, between Calix, Inc. and Decision Design, dated April 9, 2002.

4.16*	Common Stock Purchase Warrant, between Calix, Inc. and Aguillar Engineering, Inc., dated July 9, 2002.

4.17*	Common Stock Purchase Warrant, between Calix, Inc. and David S. Rubin IRRA, FBO David S. Rubin, dated July 10, 2003.

4.18*	Common Stock Purchase Warrant, between Calix, Inc. and David S. Rubin IRRA, FBO David S. Rubin, dated July 10, 2003.

Exhibit No.	Description of Exhibit
4.19*	Common Stock Purchase Warrant, between Calix, Inc. and David S. Rubin IRRA, FBO David S. Rubin, dated July 10, 2003.

4.20*	Common Stock Purchase Warrant, between Calix, Inc. and David S. Rubin IRRA, FBO David S. Rubin, dated July 10, 2003.

4.21*	Series E Preferred Stock Purchase Warrant, between Calix, Inc. and Greater Bay Bancorp, dated February 27, 2004.

4.22*	Warrant to Purchase Stock, between Optical Solutions, Inc. and Silicon Valley Bank, dated August 16, 2004.

4.23*	Assignment, between Silicon Valley Bank and Silicon Valley Bancshares, dated August 19, 2004.

4.24*	Common Stock Purchase Warrant, between Calix, Inc. and Chris Moore, dated February 14, 2005.

4.25*	Amended and Restated Warrant, between Optical Solutions, Inc. and Partners for Growth, L.P., dated January 30, 2006.

4.26*	Amended and Restated Warrant, between Optical Solutions, Inc. and Partners for Growth, L.P., dated January 30, 2006.

4.27*	Warrant to Purchase Stock, between Calix, Inc. and Greater Bay Venture Banking, a division of Greater Bay Bank N.A., dated September 4, 2007.

5.1	Form of Opinion of Latham & Watkins LLP.

10.1*	Calix Networks, Inc. Amended and Restated 2000 Stock Plan and related documents.

10.2*	Calix Networks, Inc. Amended and Restated 2002 Stock Plan and related documents.

10.3*	Optical Solutions, Inc. Amended and Restated 1997 Long-Term Incentive and Stock Option Plan and related documents.

10.4*	Calix, Inc. 2010 Equity Incentive Award Plan and related documents.

10.5*	Form of Indemnification Agreement made by and between Calix, Inc. and each of its directors, executive officers and some employees.

10.6*	Lease, between RNM Lakeville, LLC and Calix, Inc., dated February 13, 2009.

10.7*	Amended and Restated Loan and Security Agreement, by and between Calix, Inc. and Silicon Valley Bank, dated August 21, 2009.

10.8*	Offer Letter, between Calix, Inc. and Carl Russo, dated November 1, 2006.

10.9*	Offer Letter, between Calix, Inc. and Kelyn Brannon-Ahn, dated April 2, 2008.

10.10*	Offer Letter, between Calix, Inc. and Tony Banta, dated August 25, 2005.

10.11*	Offer Letter, between Calix, Inc. and John Colvin, dated March 3, 2004.

10.12*	Offer Letter, between Calix, Inc. and Kevin Pope, dated December 21, 2008.

10.13*	Offer Letter, between Calix, Inc. and Roger Weingarth, dated February 17, 2003, as amended April 13, 2004.

10.14*	Calix, Inc. Non-Employee Director Equity Compensation Policy

10.15*	Calix, Inc. Employee Stock Purchase Plan.

10.16*	Calix, Inc. Non-Employee Director Cash Compensation Policy

10.17	Amendment No. 1 to Amended and Restated Loan and Security Agreement, between Silicon Valley Bank and Calix, Inc., dated March 8, 2010.

23.1	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

23.2	Consent of independent registered public accounting firm.

24.1*	Power of Attorney (see pages II-7 and II-8 of original filing).

*	Previously filed.